As filed with the Securities and Exchange Commission on May 11, 2015

Registration No. 333-199896

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, DC 20549

Pre-effective Amendment No. 2

to

Form S-11

FOR REGISTRATION

UNDER

THE SECURITIES ACT OF 1933

OF SECURITIES OF CERTAIN REAL ESTATE COMPANIES

GLADSTONE LAND CORPORATION

(Exact Name of Registrant as Specified in Governing Instruments)

1521 Westbranch Drive, Suite 100

McLean, Virginia 22102

(703) 287-5800

(Address, Including Zip Code, and Telephone Number, including Area Code, of Registrant’s Principal Executive Offices)

David Gladstone

Chairman, Chief Executive Officer and President

Gladstone Land Corporation

1521 Westbranch Drive, Suite 100

McLean, Virginia 22102

(703) 287-5800

(703) 287-5801 (facsimile)

(Name, Address, Including Zip Code, and Telephone Number, Including Area Code, of Agent for Service)

Copies to:

Lori B. Morgan, Esq. Bass, Berry & Sims PLC 150 Third Avenue South, Suite 2800 Nashville, Tennessee 32701 Telephone: (615) 742-6280 Facsimile: (615) 742-2780	James J. Barresi, Esq. Squire Patton Boggs (US) LLP 221 E. Fourth St., Suite 2900 Cincinnati, Ohio 45202 Telephone: (513) 361-1200 Facsimile: (513) 361-1201

Approximate date of commencement of proposed sale to the public: As soon as practicable after the effective date of this Registration Statement.

If any of the Securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act, check the following box:  ☐

If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.  ☐

If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.  ☐

If this Form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.  ☐

If delivery of the prospectus is expected to be made pursuant to Rule 434, check the following box.  ☐

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, or a smaller reporting company. See the definitions of “large accelerated filer,” “accelerated filer” and “smaller reporting company” in Rule 12b-2 of the Exchange Act. (Check one):

Large accelerated filer	☐		Accelerated filer	☐
Non-accelerated filer	☒	(Do not check if a smaller reporting company)	Smaller reporting company	☐

CALCULATION OF REGISTRATION FEE

Title of Each Class of Securities to be Registered	Proposed Maximum Aggregate Offering Price(1)(2)	Amount of Registration Fee(3)
Common Stock, $0.001 par value per share	$19,000,000	$4,067

(1)	Estimated solely for the purpose of calculating the registration fee in accordance with Rule 457(o) under the Securities Act, as amended.
(2)	Includes the offering price of the shares subject to the underwriters’ option to purchase additional shares to cover allotments, if any.
(3)	This amount was previously paid in connection with the initial filing of this registration statement.

The Registrant hereby amends this Registration Statement on such date or dates as may be necessary to delay its effective date until the Registrant shall file a further amendment which specifically states that this Registration Statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933 or until this Registration Statement shall become effective on such date as the Commission, acting pursuant to Section 8(a), may determine.

The information in this prospectus is not complete and may be changed. We may not sell these securities until the registration statement filed with the Securities and Exchange Commission is effective. This prospectus is not an offer to sell these securities and is not soliciting an offer to buy these securities in any state where the offer or sale is not permitted.

SUBJECT TO COMPLETION DATED MAY 11, 2015

PRELIMINARY PROSPECTUS

1,100,000 Shares of

Common Stock

We are an externally-managed real estate company formed to engage in the business of owning and leasing farmland located in major agricultural markets throughout the United States.

We are offering 1,100,000 shares of common stock, par value $0.001 per share, in this offering. Our common stock is traded on the NASDAQ Global Select Market under the symbol “LAND.” The closing price of our common stock on May 11, 2015, was $11.89 per share.

We believe that we qualify, and have elected to be taxed as, a real estate investment trust, or REIT, for federal income tax purposes. To assist us in complying with certain federal income tax requirements applicable to REITs, among other purposes, our charter contains certain restrictions relating to the ownership and transfer of our capital stock, including an ownership limit of 3.3% in value or number of shares, whichever is more restrictive, of the outstanding shares of our common stock by any person as further described under “Certain Provisions of Maryland Law and our Charter and Bylaws.”

We are an “emerging growth company” under applicable federal securities laws, and, as such, we are subject to reduced public company reporting requirements. Investing in shares of our common stock involves substantial risks that are described in the “Risk Factors” section beginning on page 20 of this prospectus.

	Per Share	Total
Public Offering Price	$	$
Underwriting Discount(1)	$	$
Proceeds, before expenses, to us	$	$

(1)	See “Underwriting” for information concerning certain expense reimbursement to the underwriters.

We have granted the underwriters an option to purchase up to 165,000 additional shares of common stock from us at the public offering price, less the underwriting discount, within 30 days from the date of this prospectus to cover over-allotments, if any. If the underwriters exercise this option in full, the total public offering amount will be $                    , the total underwriting discounts and commissions payable by us will be $         and our total proceeds, before expenses, will be $        .

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or passed upon the adequacy or accuracy of this prospectus. Any representation to the contrary is a criminal offense.

We expect that delivery of the common stock will be made against payment for the common stock on or about                     , 2015.

Janney Montgomery Scott	Oppenheimer & Co.	JMP Securities	Ladenburg Thalmann

Maxim Group LLC		J.J.B. Hilliard, W.L. Lyons, LLC

The date of this prospectus is                     , 2015

GLADSTONE LAND CORPORATION

You should rely only upon the information contained and incorporated by reference in this prospectus and any free writing prospectus provided or approved by us. We have not, and the underwriters have not, authorized any other person to provide you with different information. If anyone provides you with different or inconsistent information, you should not rely upon it. We are not, and the underwriters are not, making an offer to sell these securities in any jurisdiction where the offer or sale is not permitted. The information in this prospectus is accurate only as of the date of this prospectus, regardless of the time of delivery of this prospectus or of any sale of shares of our common stock. You should assume that the information appearing in the documents incorporated by reference in this prospectus is accurate only as of the respective dates of those documents or another date specified therein. Our business, financial condition and prospectus may have changed since such dates.

PROSPECTUS SUMMARY

This summary highlights the material information in this prospectus. Because it is a summary, it may not contain all the information that you should consider before investing in our common stock. To fully understand this offering, you should carefully read this entire prospectus, including the more detailed information set forth under the caption “Risk Factors,” the historical and pro forma financial statements, including the related notes thereto, incorporated by reference into or appearing elsewhere in this prospectus, and any free writing prospectus provided or approved by us, and the information incorporated by reference in this prospectus, before investing in our common stock. Unless otherwise expressly stated or the context otherwise requires, all information presented in this prospectus assumes that the underwriters’ over-allotment option to purchase additional shares is not exercised.

Unless the context otherwise requires or indicates, each reference in this prospectus to (i) “we,” “our,” “us” and the “Company” means Gladstone Land Corporation, a Maryland corporation, and its consolidated subsidiaries, (ii) “Operating Partnership” means Gladstone Land Limited Partnership, a wholly-owned subsidiary of the Company and a Delaware limited partnership, (iii) “Adviser” means Gladstone Management Corporation, the external adviser of the Company and a Delaware corporation, and (iv) “Administrator” means Gladstone Administration, LLC, the external administrator to the Company and a Delaware limited liability company.

Gladstone Land Corporation

We are an externally-managed real estate investment trust (“REIT”) formed to engage in the business of owning and leasing farmland located in major agricultural markets throughout the United States. Our farmland is predominantly concentrated in locations where tenants are able to grow annual row crops such as berries, lettuce and melons, among others, which are planted and harvested annually or more frequently. We may also acquire property related to farming, such as storage facilities utilized for cooling crops, processing plants, packaging buildings and distribution centers. We completed our initial public offering on January 28, 2013, with a portfolio of 1,630 acres on 12 farms in California and Florida that were leased to 6 separate and unrelated corporate and independent farmer tenants. At that time, we also owned two cooling facilities and one facility utilized for storage and assembly of boxes for shipping produce (a “box barn”). As of the date of this prospectus, we owned 8,789 acres comprised of 34 farms: 15 in California, 10 in Florida, 4 in Michigan, 4 in Oregon and 1 in Arizona. We also own three cooling facilities and one box barn. These properties are currently leased to 29 separate and unrelated tenants that are either corporate or independent farmers. We also lease a small parcel on our 653-acre farm near Oxnard, California (“West Gonzales”), to an oil company.

Historically, our farmland has predominantly been concentrated in locations where tenants are able to grow annual row crops, such as certain types of berries and vegetable crops, which are planted and harvested annually or more frequently. However, during 2013, we began to diversify the variety of crops grown on our properties, and we now own several farms with more permanent crops, such as blueberries, as well as a couple of farms that grow grains, such as corn and beans. While our focus remains on annual row crops, in the future, we may acquire additional land with fruit or nut trees, bushes, wine berries and wine grapes, as well as land to grow grains. We may also acquire more property related to farming, such as storage facilities utilized for cooling crops, freezer buildings, box barns, silos, storage facilities, green houses, processing plants, packaging buildings and distribution centers.

The table below sets forth information regarding our portfolio of properties as of December 31, 2014, and properties acquired since that time, as noted in the table below:

Property Name	Location	Date Acquired	Number of Farms	Total Acres	Farmable Acres	Net Cost Basis(1)	Current Fair Value
San Andreas	Watsonville, CA	6/16/1997	1	307	238	$4,826,248	$11,344,000	(3)
West Gonzales	Oxnard, CA	9/15/1998	1	653	502	12,406,298	49,900,000	(4)
West Beach	Watsonville, CA	1/3/2011	3	196	195	8,979,337	9,980,000	(3)
Dalton Lane	Watsonville, CA	7/7/2011	1	72	70	2,700,026	2,959,000	(3)
Keysville Road	Plant City, FL	10/26/2011	2	59	56	1,232,260	1,498,000	(3)
Colding Loop	Wimauma, FL	8/9/2012	1	219	181	3,925,704	4,300,000	(4)
Trapnell Road	Plant City, FL	9/12/2012	3	124	110	4,106,218	4,806,500	(4)
38th Avenue	Covert, MI	4/5/2013	1	119	89	1,449,670	1,411,000	(3)
Sequoia Street	Brooks, OR	5/31/2013	1	218	206	3,521,564	3,135,000	(3)
Natividad Road	Salinas, CA	10/21/2013	1	166	166	7,398,003	7,607,000	(3)
20th Avenue	South Haven, MI	11/5/2013	3	151	94	1,884,981	2,080,000	(3)
Broadway Road	Moorpark, CA	12/16/2013	1	60	60	2,935,348	3,403,000	(3)
Oregon Trail	Echo, OR	12/27/2013	1	1,895	1,640	13,993,009	14,301,000	(3)
East Shelton	Willcox, AZ	12/27/2013	1	1,761	1,320	7,760,059	7,900,000	(4)
Collins Road	Clatskanie, OR	5/30/2014	2	200	157	2,532,950	2,591,333	(2)
Spring Valley	Watsonville, CA	6/13/2014	1	145	110	5,882,738	5,900,000	(2)
McIntosh Road	Dover, FL	6/20/2014	2	94	78	2,553,874	2,666,000	(2)
Naumann Road	Oxnard, CA	7/23/2014	1	68	66	6,859,860	6,888,500	(2)
Sycamore Road	Arvin, CA	7/25/2014	1	326	322	5,939,522	5,800,000	(2)
Wauchula Road	Duette, FL	9/29/2014	1	808	590	13,772,371	13,765,000	(2)
Santa Clara Avenue	Oxnard, CA	10/29/2014	2	333	331	24,497,797	24,592,000	(2)
Dufau Road	Oxnard, CA	11/4/2014	1	65	64	6,099,925	6,125,600	(2)
Espinosa Road	Salinas, CA	1/5/2015	1	331	329	16,905,500	16,905,500	(2)
Parrish Road(5)	Duette, FL	3/10/2015	1	419	211	3,913,280	3,913,280	(2)

			34	8,789	7,185	$166,076,542	$213,771,713

(1)	Consists of the initial acquisition price (including the costs allocated to both tangible and intangible assets, excluding those allocated to above- and below-market lease values), plus subsequent improvements and other capitalized costs associated with the properties, and adjusted for depreciation and amortization accumulated through December 31, 2014. As Espinosa Road and Parrish Road were both acquired subsequent to December 31, 2014, the net cost basis and current fair value for each is included as the purchase price.
(2)	Valued at the purchase price paid.
(3)	Represents values as determined by our internal valuation process.
(4)	Represents values based on third-party appraisals performed between January 2014 and October 2014.
(5)	Includes $700,000 of contingent consideration to be paid to the tenant for irrigation improvements made on the property by the tenant upon the approval by a local water management district of certain water permits.

We generally lease our properties on a triple-net basis, an arrangement under which, in addition to rent, the tenant is required to pay the related taxes, insurance costs (including drought insurance if we were to acquire properties that depend upon rainwater for irrigation), maintenance and other operating costs. We may also sell farmland at certain times, such as when the land could be developed by others for urban or suburban uses. We do not currently intend to enter the business of growing, packing or marketing farmed products; however, if we do so in the future, we expect that we would conduct such business through a taxable REIT subsidiary (“TRS”).

To a lesser extent, we may provide senior secured first-lien mortgages to farmers for the purchase of farmland and farm-related properties. We expect that any mortgages we make would be secured by farming properties that have a successful history of crop production and profitable farming operations and that, over time, such mortgages would not exceed 5.0% of the fair value of our total assets. Currently, we do not hold any mortgages, and we have not identified any properties for which to make loans secured by mortgages.

We conduct our business through an Umbrella Partnership Real Estate Investment Trust (“UPREIT”) structure in which our properties and the mortgage loans we make will be held directly or indirectly by Gladstone Land Limited Partnership (our “Operating Partnership”). We are the manager and 100% owner of Gladstone Land Partners, LLC (“Land Partners”), which is the sole general partner of our Operating Partnership, and we currently hold, directly and indirectly through Land Partners, 100% of its outstanding limited partnership units (“OP Units”). In the future, we may offer equity ownership in our Operating Partnership by issuing OP Units to farmland owners from time to time in consideration for acquiring their farms. Holders of OP Units in our Operating Partnership will be entitled to redeem these units for cash or, at our election, shares of our common stock on a one-for-one basis at any time after holding the OP Units for one year. Farmland owners who exchange their farms for OP Units may be able to do so in a tax-deferred exchange under U.S. federal income tax laws.

On September 3, 2014, we filed our 2013 federal income tax return, on which we elected to be taxed as a REIT for federal tax purposes beginning with the year ended December 31, 2013. As a REIT, we generally will not be subject to U.S. federal income tax if we distribute at least 90% of our taxable income to our stockholders and continue to meet certain other requirements. In addition, we have elected for Gladstone Land Advisers, Inc., a wholly-owned subsidiary of ours, to be taxed as a TRS. We may own or manage our assets and engage in other activities through Gladstone Land Advisors or another TRS we form or acquire when we deem it necessary or advisable. The taxable income generated by any TRS will be subject to regular corporate income tax. Currently, we do not conduct any operations through our TRS.

Subject to certain restrictions and limitations, and pursuant to contractual agreements, our business and real estate portfolio investments are managed by Gladstone Management Corporation (our “Adviser”), a Delaware corporation, a registered investment adviser with the Securities and Exchange Commission (the “SEC”) and an affiliate of ours. Administrative services are provided to us by Gladstone Administration, LLC (our “Administrator”), a Delaware limited liability company and an affiliate of ours. Our Adviser and our Administrator are owned and controlled by David Gladstone, our chief executive officer, president, chairman of our Board of Directors and our largest stockholder.

Our Investment Objectives and Our Strategy

Our principal business objective is to maximize stockholder returns through a combination of: (1) monthly cash distributions to our stockholders, which we hope to sustain and increase through long-term growth in cash flows from increased rents; (2) appreciation of our land; and (3) capital gains derived from the sale of our properties. Our primary strategy to achieve our business objective is to invest in high-quality farmland and diversify our current portfolio of primarily triple-net-leased farmland and properties related to farming operations. This strategy includes the following components:

•

Owning Farms and Farm-Related Real Estate for Income. We own and intend to acquire farmland and lease it to corporate and independent farmers, including sellers who desire to continue farming the land after we acquire the property from them. We expect to hold acquired properties for many years and to generate stable and increasing rental income from leasing these properties.

•

Owning Farms and Farm-Related Real Estate for Appreciation. We intend to lease acquired properties over the long term. However, from time to time we may sell one or more properties if we believe it to be in the best interests of our stockholders. Potential purchasers may include real estate developers desiring to develop the property or financial purchasers seeking to acquire property for investment purposes. Accordingly, we will seek to acquire properties that we believe have potential for long-term appreciation in value.

•

Continue Expanding our Operations Geographically. While our properties are currently located in five states across the U.S., we expect that we will acquire properties in other farming locations in the future. We believe the Southeast and Mid-Atlantic regions of the United States, specifically states such as Georgia, North Carolina and New Jersey, offer attractive locations for expansion. We also expect to seek farmland acquisitions in the Midwest and may also expand into other areas in the United States.

•

Continue Expanding our Crop Varieties. Currently, the majority of tenants who farm our properties grow row crops dedicated to produce, such as lettuce and tomatoes, and berries, such as strawberries and raspberries. While we have begun expanding into longer-term crops, such as blueberries, as well as into grains, in the future, we will seek to continue expanding into other crops, such as commodity crops (e.g., wheat, rice and corn) and bush, tree and vine crops (e.g., fruits and nuts).

•

Using Leverage. To make more investments than would otherwise be possible, we intend to borrow through loans secured by long-term mortgages on our properties, and we may also borrow funds on a short-term basis or incur other indebtedness.

•

Owning Mortgages on Farms and Farm-Related Real Estate. In circumstances where our purchase of farms and farm-related properties is not feasible, we may provide the owner of the property with a mortgage loan secured by the property along with an option to sell the property to us in the future at a predetermined price. We do not expect that, over time, our mortgages held will exceed 5.0% of the fair value of our total assets.

•	Joint Ventures. Some of our investments may be made through joint ventures that would permit us to own interests in large properties without restricting the diversity of our portfolio.

We expect that most of our future tenants will be medium-sized independent farming operations or large corporate farming operations that are unrelated to us. We intend to lease the majority of our properties under triple-net leases, an arrangement under which the tenant maintains the property while paying the related taxes, maintenance and insurance costs, as well as rent to us. We are actively seeking and evaluating other farm properties for potential purchase, although we are not currently a party to any binding purchase agreements to acquire any properties. All potential acquisitions will be subject to due diligence investigations, and there can be no assurance that we will be successful in identifying or acquiring any properties in the future.

Our Competitive Strengths

We believe that the following strengths differentiate us from our competitors:

•

Innovative Business Strategy: First public company formed primarily to own and lease farmland with the goal of providing investors with steady income and capital appreciation, as well as a hedge against inflation.

•

Experienced Management Team: We are managed by an investment advisor registered with the SEC with over $1.8 billion of assets currently under management. Our management team has a successful track record of underwriting agricultural real estate and conducting extensive due diligence on the management teams, cash flows, financial statements and risk ratings of our respective tenants. In addition, our chief executive officer has unique industry knowledge as a former owner of Coastal Berry Company (from 1997-2004) — one of the largest integrated berry and vegetable growers, marketers, and shippers in California.

•

Focused Business Model: Our business model seeks to foster investment opportunities that are generated from our strategic relationships with agricultural real estate brokers and corporate and independent farmers.

•

Attractive Market Opportunities: We believe that attractive investment opportunities currently exist that will allow us to capitalize on investing in farmland that has demonstrated relatively steady appreciation in value and increases in rental rates with relatively low volatility.

•

Conservative Dual Underwriting Strategy: When underwriting a tenant’s farming operations and the real estate it occupies, we focus on the cash flow of the tenant and management of the farming operations as well as the intrinsic value of the property, including evaluation of access to water and other attributes.

•

Proven Ability to Execute Business Model: Since our initial public offering (our “IPO”) in January 2013, we have invested $126.7 million into the acquisition of 22 new farms, and an additional $3.9 million has been invested in the form of capital improvements on existing farms.

•

Distribution Stability: Since our IPO in January 2013 through April 2015, we have made 27 consecutive monthly distributions on our common stock. We currently pay monthly distributions (declared quarterly) to holders of shares of our common stock at a current rate of $0.04 per share.

Properties Under Consideration

We currently have approximately 50 properties that are in various stages of our review process. During these review stages, we evaluate the properties to determine whether we believe they will meet our investment criteria, engage in preliminary discussions with some of the owners and, for certain of the properties, submit non-binding indications of interest or letters of intent. Generally, we do not commence the due diligence process during these review stages, nor do we agree upon price or terms relating to the potential acquisition of any of these properties. Therefore, we do not deem the acquisition of any property that we are considering in these review stages to be probable, and there can be no assurance that we will complete the acquisition of any property that we are currently evaluating.

Leases

We intend to own primarily single-tenant, agricultural real property. Generally, we will lease properties to tenants that our Adviser deems creditworthy under triple-net leases that will be full-recourse obligations of our tenants or their affiliates. Most of our agricultural leases have original terms ranging from 3 to 10 years for properties growing row crops and 5 to 15 years for properties growing permanent crops, often with options to extend the lease further. Rent is generally payable to us on either an annual or semi-annual basis, with one-half due at the beginning of the year and the other half due later in the year. Further, most of our leases contain provisions that provide for annual increases in the rental amounts payable by the tenants, often referred to as escalation clauses. The escalation clauses may specify fixed dollar amount or percentage increases each year, or it may be variable, based on standard cost of living or inflation indices. In addition, some leases that are longer-term in nature may require a regular survey of comparable land rents, with the rent owed per the lease being adjusted to reflect current market rents. We have not entered into any leases that include variable rent based on the success of the harvest each year; however, should we choose to do so, we would generally require the lease to include the guarantee of a minimum amount of rental income that satisfies our investment return criteria. Currently, our 34 farms are leased under original lease terms ranging from 1 to 15 years, with 21 farms leased on a pure triple-net basis, and 13 farms leased on a partial-net basis, with the landlord responsible for all or a portion of the related property taxes. However, due to follow-on leases we have executed on certain of our properties, two of our farms that are currently leased on a partial-net basis will convert to pure triple-net leases in November 2015.

While our Adviser seeks tenants it believes to be creditworthy, tenants are not required to meet any minimum rating established by an independent credit rating agency. Our Adviser’s standards for determining whether a particular tenant is creditworthy will vary in accordance with a variety of factors relating to specific prospective tenants. The creditworthiness of a tenant is determined on a tenant-by-tenant and case-by-case basis. We monitor our tenants’ credit quality on an ongoing basis by, among other things, periodically conducting site visits to the properties to ensure farming operations are taking place and to assess the general maintenance of the properties. To date, no changes to credit quality of our tenants have been identified, and all tenants continue to pay pursuant to the terms of their respective leases.

Lease Expirations

Farm leases are often short-term in nature, so in any given year, we may have multiple leases up for renewal or extension. We had two agricultural leases that were originally due to expire in 2014, one on 196 acres of farmland (“West Beach”) and one on 307 acres of farmland (“San Andreas”), both near Watsonville, California. However, during the first half of 2014, we were able to re-lease both properties prior to their expirations and without any downtime. The two properties were re-leased for periods of nine and six years, respectively, at rental rates representing an average increase in minimum annualized straight-lined rental income of 26.0% over the previous leases. In aggregate, these properties accounted for approximately 6.3% of the total acreage owned as of December 31, 2014, and 13.4% of the total rental income recorded for the year ended December 31, 2014.

We have three agricultural leases due to expire in 2015: one on 72 acres of farmland near Watsonville, California (“Dalton Lane”), and two on 333 acres of farmland near Oxnard, California (“Santa Clara Avenue”). We have begun negotiations regarding lease renewals on both of these properties, and we anticipate being able to renew the leases prior to their respective expirations. In addition, given the current market conditions in the respective regions where these properties are located, we expect to be able to renew the leases at higher rental rates, compared to those of the existing leases. However, there can be no assurance that we will be able to renew the leases at a rate favorable to us, if at all, or be able to find a replacement tenant, if necessary.

In addition, we also have a surface area lease with an oil company on eight acres of West Gonzales that is renewed on an annual basis and continues for so long as the tenant continues to use its oil rights. We have received confirmation that the tenant intends to continue its lease for 2015. Under the terms of the lease, the amount of rent owed increases on an annual basis commensurate with the rental increases per the agricultural lease in place on West Gonzales. This lease accounted for approximately 0.4% of the rental income recorded during the year ended December 31, 2014.

Summary Risk Factors

An investment in shares of our common stock includes substantial risks. You should carefully consider the matters discussed in the “Risk Factors” section of this prospectus beginning on page 20 prior to deciding to invest in our common stock. Some of the risks include, but are not limited to:

•

Our real estate portfolio is concentrated in a limited number of properties, which subjects us to an increased risk of significant loss if any property declines in value or if we are unable to lease a property. Currently, we own 34 farms, leased to 29 separate and unrelated tenants. We are actively seeking and evaluating other farm properties to potentially purchase with the net proceeds we will receive from this offering, although we have not yet entered into binding agreements to acquire these properties, and there is no guarantee that we will be able to acquire any of them. As a result, investors will be unable to evaluate the manner in which the net proceeds are invested and the economic merits of projects prior to investment.

•

As of December 31, 2014, one tenant, Dole Food Company (“Dole”) was responsible for approximately 30% of our annualized generally accepted accounting principles in the U.S. (“GAAP”), straight-line rental revenue. If Dole fails to make rental payments or elects to terminate its leases with us, it would have a material adverse effect on our financial performance and our ability to make distributions to our stockholders.

•

We use leverage through borrowings under mortgage loans on our properties, and potentially other indebtedness, which will result in risks, including restrictions on additional borrowings and payment of distributions and risk of loss of property securing a loan upon foreclosure.

•

We may fail to maintain our qualification as a REIT for federal income tax purposes. We would then be subject to corporate level taxation and we would not be required to pay any distributions to our stockholders.

•

The Company is considered an “emerging growth company” and we cannot be certain if the reduced disclosure requirements applicable to emerging growth companies will make our common stock less attractive to investors.

•

There was no active public market for our common stock prior to the IPO and the market price and trading volume of our common stock has been volatile at times following the IPO and may continue to be so following this offering, which may adversely impact the market for shares of our common stock and make it difficult to sell your shares.

•

We have paid, may continue to pay, or may in the future pay distributions from offering proceeds, borrowings or the sale of assets to the extent our cash flow from operations or earnings are not sufficient to fund declared distributions. Rates of distribution to you will not necessarily be indicative of our operating results. If we make distributions from sources other than our cash flows from operations or earnings, we will have fewer funds available for the acquisition of properties and your overall return may be reduced.

•

We currently lease many of our properties to medium-sized independent farming operations and agricultural businesses, which may have limited financial and personnel resources and, therefore, may be less stable than larger companies, which could impact our ability to generate rental revenue.

•	We are dependent upon our key management personnel for our future success, particularly David Gladstone and Terry Lee Brubaker.

•	Conflicts of interest exist between us, our Adviser, its officers and directors and their affiliates, which could result in investment decisions that are not in the best interests of our stockholders.

•

Our success will depend heavily on the performance and relationships of our Adviser. If our Adviser makes inadvisable investment or management decisions or is unable to source investments through their relationships and network, our operations could be materially adversely impacted.

The following diagram depicts our organizational structure.

Our Adviser

Our business is externally managed by our Adviser, which was incorporated in 2002. The officers, directors and employees of our Adviser have significant experience in making investments in and lending to businesses of all sizes, including investing in real estate and making mortgage loans. We entered into an amended and restated Advisory Agreement with our Adviser (the “Amended Advisory Agreement”), under which our Adviser is responsible for managing our assets and liabilities, for operating our business on a day-to-day basis and for identifying, evaluating, negotiating and consummating investment transactions consistent with our investment policies as determined by our Board of Directors from time to time.

Each of our executive officers, other than Lewis Parrish, our chief financial officer, is also an officer of our Adviser and our Administrator. Each of our officers has significant experience in making investments in and lending to businesses of all sizes, including investing in real estate and making mortgage loans. Including our officers, our Adviser and Administrator collectively employ over 60 professionals that are involved in structuring, arranging and managing investments on behalf of companies advised by our Adviser. We also rely on outside professionals with agricultural experience that perform due diligence on the properties that we intend to acquire and lease. We are responsible for paying any fees charged by these outside professionals.

Our Adviser maintains an investment committee that will screen each of our investments. This investment committee is currently comprised of Messrs. Gladstone and Brubaker. We believe that the review process of our Adviser’s investment committee gives us a unique competitive advantage over other agricultural real estate companies because of the substantial experience that the members possess and their unique perspective in evaluating the blend of corporate credit, real estate and lease terms that collectively combine to provide an acceptable risk for our investments.

Our Adviser’s board of directors has empowered the investment committee to authorize and approve our investments, subject to the terms of the Amended Advisory Agreement. Before we acquire any property, the transaction will be reviewed by the investment committee to ensure that, in its view, the proposed transaction satisfies our investment criteria and is within our investment policies. Approval by the investment committee will generally be the final step in the property acquisition approval process, although the separate approval of our Board of Directors is required in certain circumstances.

Under the terms of our Amended Advisory Agreement that went into effect on February 1, 2013, we pay an annual base management fee equal to a percentage of our adjusted stockholders’ equity, which is defined as our total stockholders’ equity at the end of each quarter less the recorded value of any preferred stock we may issue and, for 2013 only, any uninvested cash proceeds from the IPO. For 2013, the base management fee was set at 1.0% of our adjusted stockholders’ equity; however, beginning January 1, 2014, we pay a base management fee equal to 2.0% of our adjusted stockholders’ equity, which no longer excludes uninvested cash proceeds from the IPO.

Pursuant to the Amended Advisory Agreement, we also pay an additional quarterly incentive fee based on our funds from operations (“FFO”). For purposes of calculating the incentive fee, our FFO before giving effect to any incentive fee (our “Pre-Incentive Fee FFO”) will include any realized capital gains or losses, less any distributions paid on any preferred stock we may issue, but will not include any unrealized capital gains or losses. The incentive fee will reward our Adviser if our Pre-Incentive Fee FFO for a particular calendar quarter exceeds a hurdle rate of 1.75%, or 7% annualized, of our total stockholders’ equity at the end of the quarter. We pay our Adviser an incentive fee with respect to our Pre-Incentive Fee FFO quarterly, as follows:

•	no incentive fee in any calendar quarter in which our Pre-Incentive fee FFO does not exceed the hurdle rate of 1.75% (7% annualized);

•	100% of the amount of the Pre-Incentive fee FFO that exceeds the hurdle rate, but is less than 2.1875% in any calendar quarter (8.75% annualized); and

•	20% of the amount of our Pre-Incentive fee FFO that exceeds 2.1875% in any calendar quarter (8.75% annualized).

Quarterly Incentive Fee Based on FFO

Pre-Incentive Fee FFO

(expressed as a percentage of adjusted stockholders’ equity)

Percentage of Pre-Incentive Fee FFO allocated to Incentive Fee

Our Administrator

Under the terms of the Amended Administration Agreement that went into effect on February 1, 2013, we pay for our allocable portion of the Administrator’s expenses incurred while performing services to us, including, but not limited to, rent and the salaries and benefits expenses of our Administrator’s employees, including our chief financial officer, treasurer, chief compliance officer, general counsel and secretary (who also serves as our Administrator’s president) and their respective staffs. From February 1, 2013, through June 30, 2014, our allocable portion of these expenses was generally derived by multiplying that portion of the Administrator’s expenses allocable to all funds serviced by the Administrator by the percentage of our total assets at the beginning of each quarter in comparison to the total assets of all funds managed by our Adviser.

As approved by our Board of Directors, effective July 1, 2014, our allocable portion of the Administrator’s expenses is now generally derived by multiplying our Administrator’s total expenses by the approximate percentage of time the Administrator’s employees perform services for us in relation to their time spent performing services for all companies serviced by our Administrator under similar contractual agreements. This change in methodology resulted in an increase in the fee we paid to our Administrator of approximately 137% for the six months ended December 31, 2014, as compared to the first six months of the fiscal year. Management believes that the new methodology of allocating the Administrator’s total expenses by approximate percentages of time services were performed more accurately approximates the fees incurred for the actual services performed. While this change in methodology resulted in an increase in the fee paid to our Administrator for the six months ended December 31, 2014, we are not currently able to determine whether the change in methodology will result in an increase or decrease for the upcoming fiscal year.

Compensation of Our Adviser and Our Administrator

Set forth below is an estimate of all proposed compensation, fees, profits and other benefits, including reimbursement of out-of-pocket expenses that our Adviser and our Administrator may receive in connection with this offering and our ongoing operations. We do not expect to make any payments to any other affiliates of our Adviser. For additional information with respect to the compensation of our Adviser and our Administrator upon completion of this offering, see “Our Adviser and our Administrator — Amended Advisory Agreement — Compensation of our Adviser under the Amended Advisory Agreement” and “Our Adviser and our Administrator — Amended Administration Agreement.”

Type of Compensation (Recipient)	Description and Determination of Amount	Estimated Amount
Offering
Reimbursement of Offering Expenses (Adviser)(1)	Offering expenses include all estimated expenses, other than underwriting discount, to be paid by us in connection with this offering, including our legal, accounting, printing, mailing and filing fees and other accountable offering expenses. To the extent that our Adviser pays our offering expenses, we will reimburse our Adviser for these amounts.	We anticipate paying for all offering costs incurred.

Ongoing Operations
Annual Base Management Fee (Adviser)	2.0% of our adjusted stockholders’ equity and our adjusted stockholders’ equity, measured at the end of each quarter and our adjusted stockholders’ equity, which does not exclude the uninvested cash proceeds of this offering.	Actual amount is dependent upon the amount of equity raised in this offering.

Quarterly Incentive Fee (Adviser)(2)

We pay our Adviser an incentive fee with respect to our Pre-Incentive Fee FFO in each calendar quarter as follows:

•    no incentive fee in any calendar quarter in which our Pre-Incentive Fee FFO does not exceed the hurdle rate of 1.75% (7% annualized) of our adjusted stockholders’ equity at the end of the quarter;

•    100% of the amount of the Pre-Incentive Fee FFO that exceeds the hurdle rate, but is less than 2.1875% of our adjusted stockholders’ equity at the end of any calendar quarter (8.75% annualized); and

•    20% of the amount of our Pre-Incentive Fee FFO that exceeds 2.1875% of our adjusted stockholders’ equity at the end of any calendar quarter (8.75% annualized).

Actual amounts are dependent upon the amount of FFO we generate from time to time.

Type of Compensation (Recipient)	Description and Determination of Amount	Estimated Amount
Allocation of Administrator Overhead Expenses (Administrator)(3)	We will pay our Administrator for our allocable portion of the Administrator’s overhead expenses in performing our obligations, including, but not limited to, our allocable portion of rent attributable to office space for employees of the Administrator, and our allocable portion of the salaries and benefits expenses of our chief financial officer, treasurer, chief compliance officer, general counsel and secretary. Our allocable portion is derived by multiplying our Administrator’s total expenses by the approximate percentage of time the Administrator’s employees perform services for us in relation to their time spent performing services for all companies serviced by our Administrator under similar contractual agreements.	Actual amounts will be dependent upon the expenses incurred by our Administrator and the percentage of time our Administrator’s employees spend on our maters in relation to their time spent on all companies serviced by our Administrator.

(1)	As of March 31, 2015, we have incurred approximately $165,000 of expenses in connection with this offering.
(2)	For purposes of calculating the incentive fee, our Pre-Incentive Fee FFO will include any realized capital gains or losses, less any dividends paid on our preferred stock, but Pre-Incentive Fee FFO will not include any unrealized capital gains or losses.

Examples of how the incentive fee would be calculated are as follows:

•	If our Pre-Incentive Fee FFO for a quarter were 1.75% or less of our adjusted stockholders’ equity, there would be no incentive fee because such FFO would not exceed the hurdle rate of 1.75%.

•	In the event our Pre-Incentive Fee FFO for a quarter were equal to 2.00% of our adjusted stockholders’ equity, the incentive fee would be as follows:

= 100% × (2.00% - 1.75%)

= 0.25% of adjusted stockholders’ equity

•	In the event our Pre-Incentive Fee FFO for a quarter were equal to 2.30% of our adjusted stockholders’ equity, the incentive fee would be as follows:

= (100% × (“catch-up”: 2.1875% - 1.75%)) + (20% × (2.30% - 2.1875%))

= (100% × 0.4375%) + (20% × 0.1125%)

= 0.4375% + 0.0225%

= 0.46% of our adjusted stockholders’ equity

(3)	Our Administrator is 100% owned by Gladstone Holding Corporation, which is also the 100% owner of our Adviser.

Our Other Affiliates and Potential Conflicts of Interest

Gladstone Commercial Corporation. Each of our directors and each of our executive officers, other than Lewis Parrish, our chief financial officer and assistant treasurer, is also an executive officer or director of

Gladstone Commercial Corporation (“Gladstone Commercial”), a publicly held REIT whose common stock is traded on the NASDAQ Global Select Market under the trading symbol “GOOD.” Gladstone Commercial invests in and owns net leased industrial, commercial and retail real property and selectively makes long-term industrial and commercial mortgage loans. Gladstone Commercial does not invest in or own agricultural real estate or make loans secured by agricultural real estate and, therefore, Gladstone Commercial will not compete with us for investment opportunities.

Gladstone Capital Corporation. Each of our directors and each of our executive officers, other than Messrs. Beckhorn and Parrish, is also an executive officer or director of Gladstone Capital Corporation (“Gladstone Capital”), a publicly held closed-end management investment company whose common stock is traded on the NASDAQ Global Market under the trading symbol “GLAD.” Gladstone Capital makes loans to and investments in small and medium-sized businesses. It does not buy or lease real estate and does not lend to agricultural enterprises and, therefore, Gladstone Capital will not compete with us for investment opportunities. Gladstone Capital will not make loans to or investments in any company with which we have or intend to enter into a lease.

Gladstone Investment Corporation. Each of our directors and each of our executive officers, other than Messrs. Beckhorn and Parrish, is also executive an officer or director of Gladstone Investment Corporation (“Gladstone Investment”), a publicly held closed-end management investment company whose common stock is traded on the NASDAQ Global Market under the trading symbol “GAIN.” Gladstone Investment makes loans to and investments in small and medium-sized businesses in connection with buyouts and other recapitalizations. It does not buy or lease real estate and does not lend to agricultural enterprises and, therefore, Gladstone Investment will not compete with us for investment opportunities. Gladstone Investment will not make loans to or investments in any company with which we have or intend to enter into a lease.

We do not presently intend to co-invest with Gladstone Capital, Gladstone Commercial or Gladstone Investment in any business. However, in the future it may be advisable for us to co-invest with one of these companies. If we decide to change our policy on co-investments with affiliates, we will seek approval of this decision from our independent directors.

Each of our executive officers, other than Messrs. Beckhorn and Parrish, is also an officer and director of our Adviser, Gladstone Capital, Gladstone Commercial and Gladstone Investment. Our Adviser and its affiliates, including our officers, may have conflicts of interest in the course of performing their duties for us. These conflicts may include:

•	Our Adviser may realize substantial compensation on account of its activities on our behalf;

•	Our agreements with our Adviser are not arm’s-length agreements;

•	We may experience competition with our affiliates for financing transactions; and

•	Our Adviser and other affiliates could compete for the time and services of our officers and directors.

Our Tax Status

We have operated and intend to continue to operate in a manner that will allow us to qualify as a REIT under the Internal Revenue Code of 1986, as amended (the “Code”). On September 3, 2014, we filed our 2013 federal income tax return, on which we elected to be taxed as a REIT for federal income tax purposes beginning with our tax year ended December 31, 2013. Our qualification as a REIT depends on our ability to satisfy numerous asset, income, stock ownership and distribution tests described below, the satisfaction of which depends, in part, on our operating results.

The sections of the Code relating to qualification, operation and taxation as a REIT are highly technical and complex. The following discussion sets forth only the material aspects of those sections. This summary is qualified in its entirety by the applicable Code provisions and the related Treasury Regulations and administrative and judicial interpretations thereof.

As a REIT, we generally will not be subject to federal income tax on the taxable income that we distribute to our stockholders because we will be entitled to a deduction for dividends that we pay. The benefit of that tax treatment is that it avoids the “double taxation,” or taxation at both the corporate and stockholder levels, that generally results from owning stock in a corporation. In general, income generated by a REIT is taxed only at the stockholder level if such income is distributed by the REIT to its stockholders. We will be subject to federal tax, however, in the following circumstances:

•

We are subject to the corporate federal income tax on any REIT taxable income, including net capital gain, that we do not distribute to our stockholders during, or within a specified time period after, the calendar year in which the income is earned.

•	We may be subject to the corporate “alternative minimum tax” on any items of tax preference, including any deductions of net operating losses.

•	We are subject to tax, at the highest corporate rate, on:

•

net income from the sale or other disposition of property acquired through foreclosure (“foreclosure property”), as described under “Material U.S. Federal Income Tax Considerations — Gross Income Tests — Foreclosure Property,” that we hold primarily for sale to customers in the ordinary course of business, and

•	other nonqualifying income from foreclosure property.

•

We are subject to a 100% tax on net income from sales or other dispositions of property, other than foreclosure property, that we hold primarily for sale to customers in the ordinary course of business.

•

If we fail to satisfy one or both of the 75% gross income test or the 95% gross income test, as described under “Material U.S. Federal Income Tax Considerations — Gross Income Tests,” but nonetheless maintain our qualification as a REIT because we meet certain other requirements, we will be subject to a 100% tax on:

•	the greater of the amount by which we fail the 75% gross income test or the 95% gross income test, in either case, multiplied by

•	a fraction intended to reflect our profitability.

•

If we fail to distribute during a calendar year at least the sum of: (1) 85% of our REIT ordinary income for the year, (2) 95% of our REIT capital gain net income for the year, and (3) any undistributed taxable income required to be distributed from earlier periods, then we will be subject to a 4% nondeductible excise tax on the excess of the required distribution over the amount we actually distributed.

•

If we fail any of the asset tests, other than a de minimis failure of the 5% asset test, the 10% vote test or the 10% value test, as described under “Material U.S. Federal Income Tax Considerations — Asset Tests,” as long as (1) the failure was due to reasonable cause and not to willful neglect, (2) we file a description of each asset that caused such failure with the IRS, and (3) we dispose of the assets causing the failure or otherwise comply with the asset tests within six months after the last day of the quarter in which we identify such failure, we will pay a tax equal to the greater of $50,000 or the highest federal corporate income tax rate (currently 35%) multiplied by the net income from the nonqualifying assets during the period in which we failed to satisfy the asset tests.

•

If we fail to satisfy one or more requirements for REIT qualification, other than the gross income tests and the asset tests, and such failure is due to reasonable cause and not to willful neglect, we will be required to pay a penalty of $50,000 for each such failure.

•	We will be subject to a 100% excise tax on transactions with a taxable REIT subsidiary that are not conducted on an arm’s-length basis.

•

If we acquire any asset from a C corporation, or a corporation that generally is subject to full corporate-level tax, in a merger or other transaction in which we acquire a basis in the asset that is determined by reference either to the C corporation’s basis in the asset or to another asset, we will pay tax at the highest corporate rate applicable if we recognize gain on the sale or disposition of the asset during the 10-year period after we acquire the asset. The amount of gain on which we will pay tax generally is the lesser of:

•	the amount of gain that we recognize at the time of the sale or disposition, and

•	the amount of gain that we would have recognized if we had sold the asset at the time we acquired it.

•	The earnings of our taxable REIT subsidiaries are subject to federal corporate income tax.

In addition, we may be subject to a variety of taxes, including payroll taxes and state, local and foreign income, property and other taxes on our assets and operations. We also could be subject to tax in situations and on transactions not presently contemplated.

To maintain our qualification as a REIT, we must meet a number of organizational and operational requirements, including a requirement that we annually distribute at least 90% of our net income, excluding net capital gains, to our stockholders. As a REIT, we generally will not be subject to U.S. federal income tax on our net income that we distribute to our stockholders. If we fail to qualify as a REIT in any taxable year, we will be subject to U.S. federal income tax at regular corporate rates. Even if we qualify for taxation as a REIT, we may be subject to some U.S. federal, state and local taxes on our income or property, and the net income of any of our subsidiaries that qualifies as a TRS will be subject to taxation at normal corporate rates. In addition, we will be subject to regular corporate income tax for the taxable years ending prior to our qualification as a REIT. See “Material U.S. Federal Income Tax Considerations.”

It is also possible that the federal income tax laws or regulations governing REITs or the administrative interpretations of those laws or regulations might change in the future in a manner that might make it difficult or impossible for us to continue to qualify as a REIT.

Corporate Information

We were originally incorporated in California on June 14, 1997, but were subsequently re-incorporated in Delaware on May 25, 2004, and finally re-incorporated in Maryland on March 24, 2011. We have elected to be taxed as a real estate investment trust beginning with our tax year ended December 31, 2013. Our executive offices are located at 1521 Westbranch Drive, Suite 100, McLean, Virginia 22102. Our telephone number at our executive offices is (703) 287-5800 and our corporate website is www.GladstoneLand.com. However, the information located on, or accessible from, our website is not, and shall not be deemed to be, a part of this prospectus, any accompanying prospectus supplement or any free writing prospectus or incorporated into any other filings that we make with the SEC.

The Offering

Issuer	Gladstone Land Corporation

Common stock offered by us	1,100,000 shares (or 1,265,000 shares of common stock if the underwriters exercise their overallotment option in full)

Common stock outstanding prior to this offering	7,753,717 shares(1)

Common stock to be outstanding after this offering	8,853,717 shares(2)

Use of proceeds	We estimate that our net proceeds from this offering will be approximately (or approximately if the underwriters exercise their over-allotment option in full) after deducting the underwriting discounts and commissions and other estimated offering expenses payable by us. We intend to use the proceeds from this offering to fund future property acquisitions, repay debt and for other general corporate purposes. See “Use of Proceeds.”

Dividends and Distributions	We declare quarterly and pay monthly cash distributions to holders of our common stock at the current rate of $0.04 per share. Distributions are authorized and paid at the discretion of our Board of Directors and are based upon the circumstances at the time of declaration.

Restriction on ownership	To assist us in maintaining our qualification as a REIT for federal income tax purposes, among other purposes, ownership, actual or constructive, by any person of more than 3.3% in value of shares of our capital stock or 3.3% in value or number (whichever is more restrictive) of shares of our common stock is restricted by our charter. This restriction may be waived by our Board of Directors in its sole and absolute discretion, prospectively or retroactively, upon the satisfaction of certain conditions. See “Certain Provisions of Maryland Law and of our Charter and Bylaws.”

Risk factors	An investment in shares of our common stock involves substantial risks, and prospective investors should carefully consider the matters discussed in the “Risk Factors” sections in this prospectus.

NASDAQ symbol	“LAND”

For additional information regarding stock, see “Description of Our Capital Stock.”

(1)	The common stock outstanding is as of May 8, 2015.
(2)	Assumes that the underwriters do not exercise the overallotment option. If the underwriters exercise the overallotment option in full, 9,018,717 shares of common stock will be outstanding upon completion of this offering.

Summary Selected Consolidated Financial and Operating Data

You should read the summary financial information below in conjunction with “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and the financial statements, notes thereto and other financial information incorporated by reference into or included elsewhere in this prospectus. The summary of consolidated financial data as of December 31, 2014, 2013, 2012, 2011 and 2010 are derived from audited and, where noted, unaudited consolidated financial statements incorporated by reference into or included elsewhere in this prospectus and from internal records. Our historical results of operations are not necessarily indicative of results of operations that should be expected in any future periods, and our results for any interim period are not necessarily indicative of the results that may be expected for a full fiscal year.

	As of and For the Years Ended December 31,
	2014	2013	2012	2011	2010
Operating Data:
Total operating revenues	$7,184,922	$4,038,138	$3,390,594	$2,964,082	$2,418,111
Operating income	$1,599,972	$1,357,453	$1,901,615	$1,282,828	$1,564,581
Net (loss) income before income taxes	$(98,631)	$295,047	$900,692	$13,730	$877,127
Net (loss) income	$(125,133)	$(1,224,683)	$600,373	$6,219	$560,523
Funds from operations(1)(6)	$1,610,511	$(502,228)	$1,074,853	$511,787	$877,767
Adjusted funds from operations(2)(6)	$3,126,433	$1,193,931	$1,291,337	$1,050,694	$1,204,545

Share and Per-Share Data:
Weighted average common shares outstanding — basic and diluted	6,852,917	6,214,557	2,750,000	2,750,000	2,750,000
(Loss) earnings per weighted average common share — basic and diluted	$(0.02)	$(0.20)	$0.22	$0.00	$0.20
Funds from operations — basic and diluted(1)(6)	$0.24	$(0.08)	$0.39	$0.19	$0.32
Adjusted funds from operations — basic and diluted(2)(6)	$0.46	$0.19	$0.47	$0.38	$0.44
Distributions per common share	$0.36	$1.49	$—	$0.37	$—

Balance Sheet Data:
Real estate and lease intangibles, net(3)	$145,257,763	$75,622,247	$37,351,944	$30,326,780	$17,760,574
Total assets	$151,702,624	$93,673,464	$40,985,848	$32,768,277	$29,034,484
Aggregate borrowings(4)	$86,417,361	$43,154,165	$30,817,880	$24,133,000	$19,755,621
Total stockholders’ equity	$59,969,328	$48,511,992	$8,136,726	$7,536,353	$8,547,633
Total common shares outstanding	7,753,717	6,530,264	2,750,000	2,750,000	2,750,000

Supplemental Data:
Cash flows from operations	$3,543,622	$(460,353)	$1,137,777	$1,898,093	$665,261
Number of farms owned(6)	32	21	12	8	2
Gross acreage owned(6)	8,039	6,000	1,630	1,287	960
Occupancy rate(6)	100%	100%	100%	100%	100%
Fair value of farmland portfolio(5)(6)	$192,952,933	$115,977,120	$75,459,000	$66,080,073	$53,600,000
Net asset value per share(5)(6)	$13.94	$13.51	$16.82	$15.74	$15.99

(1)	Funds from operations is a term developed by the National Association of Real Estate Investment Trusts and is defined below.
(2)	Adjusted funds from operations is defined below.
(3)	Consists of the initial acquisition price (including the costs allocated to both tangible and intangible assets, excluding those allocated to above- and below-market lease values), plus subsequent improvements and other capitalized costs associated with the properties, and adjusted for depreciation and amortization accumulated through December 31, 2014.
(4)	Representative of all borrowings of the Company, including mortgage notes payable, bonds payable and borrowings under lines of credit.
(5)	As presented in Item 7, “Management’s Discussion and Analysis of Financial Condition and Results of Operations — Net Asset Value.”
(6)	Unaudited.

The National Association of Real Estate Investment Trusts (“NAREIT”) developed funds from operations (“FFO”) as a relative non-GAAP supplemental measure of operating performance of an equity REIT to recognize that income-producing real estate historically has not depreciated on the same basis determined under GAAP. FFO, as defined by NAREIT, is net income (computed in accordance with GAAP), excluding gains or losses from sales of property and impairment losses on property, plus depreciation and amortization of real estate assets, and after adjustments for unconsolidated partnerships and joint ventures. We further present adjusted fund from operations (“AFFO”) as an additional non-GAAP financial measure, as we believe AFFO to be a more useful supplemental metric for investors to use in assessing our operational performance on a more sustainable basis than FFO.

We calculate AFFO by adjusting FFO for the following items:

•

A net adjustment for the straight-lining of rents. This adjustment removes the straight-lining of rental income and also includes the removal of amortization related to above- and below-market lease values and to leasehold improvements, resulting in rental income reflected on a cash basis.

•

Plus acquisition-related expenses. Acquisition-related expenses are incurred for investment purposes and do not correlate with the operations of our existing portfolio. Further, due to the inconsistency in which these costs are incurred and how they are treated for accounting purposes, we believe the exclusion of these expenses improves comparability of our results on a period-to-period basis.

•

Plus income tax provision. We have elected to be treated as a REIT for federal tax purposes beginning with our taxable year ended December 31, 2013. As a REIT, we generally will not be subject to federal income taxes on amounts distributed to our stockholders, provided we meet certain conditions. As such, we believe it is beneficial for investors to view our results of operations excluding the impact of income taxes.

•	Plus amortization of deferred financing costs. The amortization of costs incurred to obtain financing is excluded from AFFO, as it is a non-cash expense item.

•	Adjustments for other one-time charges. We will adjust for certain non-recurring charges and receipts and will explain such adjustments accordingly.

FFO and AFFO do not represent cash flows from operating activities in accordance with GAAP, which, unlike FFO and AFFO, generally reflects all cash effects of transactions and other events in the determination of net income, and should not be considered an alternative to net income as an indication of our performance or to cash flows from operations as a measure of liquidity or ability to make distributions. Comparisons of FFO and AFFO, using the NAREIT definition for FFO and the definition above for AFFO, to similarly-titled measures for other REITs may not necessarily be meaningful due to possible differences in the definitions used by such REITs.

AFFO available to common stockholders is AFFO, adjusted to subtract distributions made to holders of preferred stock, if applicable. We believe that net income available to common stockholders is the most directly comparable GAAP measure to AFFO available to common stockholders.

Basic adjusted funds from operations (“Basic AFFO”) per share and diluted adjusted funds from operations (“Diluted AFFO”) per share are AFFO available to common stockholders divided by the number of weighted average shares of common stock outstanding and AFFO available to common stockholders divided by the number of weighted average shares of common stock outstanding on a diluted basis, respectively, during a period. We believe that AFFO available to common stockholders, Basic AFFO per share and Diluted AFFO per share are useful to investors because they provide investors with a further context for evaluating our AFFO results in the same manner that investors use net income and earnings per share (“EPS”) in evaluating net income available to common stockholders. In addition, because many REITs provide AFFO available to common stockholders, Basic AFFO and Diluted AFFO per share information to the investment community, we believe these are useful supplemental measures when comparing us to other REITs. We believe that net income is the most directly-comparable GAAP measure to AFFO, basic EPS is the most directly-comparable GAAP measure to Basic AFFO per share, and diluted EPS is the most directly-comparable GAAP measure to Diluted AFFO per share.

The following table provides a reconciliation of our FFO and AFFO for the fiscal years ended December 31, 2014, 2013, 2012, 2011 and 2010 to the most directly-comparable GAAP measure, net income, and a computation of basic and diluted AFFO per weighted average share of common stock:

	For the Years Ended
	2014	2013	2012	2011	2010
Net (loss) income available to common stockholders	$(125,133)	$(1,224,683)	$600,373	$6,219	$560,523
Plus: Real estate and intangible depreciation and amortization	1,735,644	722,455	474,480	505,568	317,244

FFO available to common stockholders	1,610,511	(502,228)	1,074,853	511,787	877,767

Net adjustment for straight-lining of rents	1,089,057	(7,320)	(296,801)	441,539	—
Plus: Acquisition-related expenses	520,352	153,725	153,494	63,489	—
Plus: Income tax provision	26,502	1,519,730	300,319	7,511	316,604
Plus: Amortization of deferred financing costs	53,286	30,024	59,472	26,368	10,174
(Minus) plus: Other one-time (receipts) charges, net(1)	(173,275)	—	—	—	—

AFFO available to common stockholders	$3,126,433	$1,193,931	$1,291,337	$1,050,694	$1,204,545

Weighted average common shares outstanding — basic & diluted	6,852,917	6,214,557	2,750,000	2,750,000	2,750,000

FFO per weighted average common share — basic and diluted	$0.24	$(0.08)	$0.39	$0.19	$0.32

AFFO per weighted average common share — basic and diluted	$0.46	$0.19	$0.47	$0.38	$0.44

(1)	Includes the addition of $89,688 of repairs incurred as a result of the fire on the cooler on West Gonzales that were expensed during the year ended December 31, 2014, netted against the property and casualty recovery, net, of $262,963 recorded during the year ended December 31, 2014.

RISK FACTORS

Your investment in shares of our common stock involves substantial risks. In consultation with your own financial and legal advisers, you should carefully consider, among other matters, the factors set forth below before deciding whether an investment in shares of our common stock is suitable for you. If any of the risks contained in or incorporated by reference into this prospectus develop into actual events, our business, financial condition, liquidity, results of operations, FFO, our ability to make cash distributions to holders of our common stock and prospects could be materially and adversely affected, the market price of our common stock could decline and you may lose all or part of your investment. In addition, new risks may emerge at any time and we cannot predict such risks or estimate the extent to which they may affect our financial performance. Some statements in this prospectus, including statements in the following risk factors, constitute forward-looking statements. See the “Forward-Looking Statements” section in this prospectus.

Risks Relating To Our Business

Two of our current properties are leased to the same tenant, Dole, and if Dole is no longer able to make rental payments or chooses to terminate its leases prior to or upon their expiration, it could have a material adverse effect on our financial performance and our ability to make distributions to our stockholders.

Two of our 30 current leases, representing approximately 30% of our annualized, straight-line rental revenue as of December 31, 2014, are with Dole and expire in 2020. If Dole fails to make rental payments, elects to terminate its leases prior to or upon their expiration or does not renew its lease, and we cannot re-lease the land on satisfactory terms, or if Dole were to experience financial problems or declare bankruptcy, it could have a material adverse effect on our financial performance and our ability to make dividend payments to our stockholders.

Our real estate portfolio is concentrated in a limited number of properties and states, which subjects us to an increased risk of significant loss if any property declines in value, if we are unable to lease a property or adverse weather, economic or regulatory changes or developments in the markets in which our properties are located.

As of the date of this prospectus, we owned 34 farms located in 5 different states across the U.S. that are leased to 29 separate and unrelated independent and corporate farmers. One consequence of a limited number of investments is that the aggregate returns we realize may be substantially adversely affected by the unfavorable performance of a small number of leases or a significant decline in the value of any single property. In addition, while we do not intend to invest more than 25% of our total assets in a particular property at the time of investment, it is possible that, as the values of our properties change, one property may comprise up to half the value of our total assets. Lack of diversification and investment concentration will increase the potential that a single underperforming investment could have a material adverse effect on our cash flows and the price we could realize from the sale of our properties. Since our current real estate profile is concentrated across only five states, we are also currently subject to the any adverse change in the political or regulatory climate in those states or specific counties where our properties are located that could adversely affect our real estate portfolio and our ability to lease properties. Finally, the geographic concentration of our portfolio could cause us to be more susceptible to adverse weather, economic or regulatory changes or developments in the markets in which our properties are located than if we owned a more geographically-diverse portfolio, which could materially and adversely affect the value of our farms and our ability to lease our farms on favorable terms or at all.

We may not be successful in identifying and consummating additional suitable acquisitions that meet our investment criteria, which may impede our growth and negatively affect our results of operations.

We continue to actively seek and evaluate other farm properties for potential purchase, but there is no guarantee that we will be able to continue to find and acquire properties that meet our investment criteria. We expect that many of our future tenants will be independent farming operations, about which there is generally little or no publicly available operating and financial information. As a result, we will rely on our Adviser to perform due diligence investigations of these tenants, their operations and their prospects. We may not learn all of the material information we need to know regarding these businesses through our investigations. As a result, it is possible that we could lease properties to tenants or make mortgage loans to borrowers that ultimately are unable to pay rent or interest to us, which could adversely impact the amount available for distributions.

We currently lease many of our properties to medium-sized, independent farming operations and agricultural businesses, which may have limited financial and personnel resources and, therefore, may be less stable than larger companies, which could impact our ability to generate rental revenue.

We expect to lease many of our properties to medium-sized farming operations and related agricultural businesses, which will expose us to a number of unique risks related to these entities. For example, medium-sized agricultural businesses may be more likely than larger farming operations to have difficulty making lease payments when they experience adverse events. They also tend to experience significant fluctuations in their operating results and to be more vulnerable to competitors’ actions and market conditions, as well as general economic downturns. In addition, our target tenants may face intense competition, including competition from companies with greater financial resources, which could lead to price pressure on crops that could lower our tenants’ income.

Furthermore, the success of a medium-sized business may also depend on the management talents and efforts of one or a small group of persons. The death, disability or resignation of one or more of these persons could have a material adverse impact on our tenant and, in turn, on us.

Our Adviser has broad authority to make acquisitions and dispositions of properties, and there can be no assurance that, in the future, we will be able to continue to enter into definitive agreements to purchase properties, complete acquisitions or dispose of properties on favorable terms. Our stockholders are unable to evaluate the economic merits of our investments or the terms of any dispositions of properties.

Our Adviser has broad authority to make acquisitions of properties and dispositions of properties. There can be no assurance that our Adviser will be able to continue to identify or negotiate acceptable terms for the acquisition or dispositions of properties or that we will be able to continue to acquire or dispose of such properties on favorable terms. Factors that could cause us not to purchase one or more properties that initially meet our investment criteria include our potential inability to agree to definitive purchase terms with the prospective sellers, and our discovery of problems with the properties in our due diligence investigations. Factors that could cause us to be unable to dispose of a property on favorable terms include market conditions and competition. Any significant impediment to continue to identify and make investments that fit into our investment criteria or dispose of investments during suitable market conditions would have a material adverse effect on our ability to continue to generate cash flow and make distributions to our stockholders.

Our cash available for distribution to stockholders may not be sufficient to pay anticipated distributions, nor can we assure you of our ability to make distributions in the future, and we may need to borrow to make such distributions or may not be able to make such distributions at all.

To remain competitive with alternative investments, our distribution rate may exceed our cash available for distribution, including cash generated from operations. In the event this happens, we intend to fund the difference out of any excess cash on hand or from borrowings under our revolving credit facility. If we do not have sufficient cash available for distribution generated by our assets to pay the annual distribution set by our Board of Directors, or if cash available for distribution decreases in future periods, the market price of our common stock could decrease.

All distributions will be made at the discretion of our Board of Directors and will depend on our earnings, our financial condition, whether we are able to maintain our qualification as a REIT and other factors as our

Board of Directors may deem relevant from time to time. We may not be able to make distributions in the future. In addition, some of our distributions may include a return of capital. To the extent that our Board of Directors approves distributions in excess of our then current and accumulated earnings and profits, these excess distributions would generally be considered a return of capital for federal income tax purposes to the extent of your adjusted tax basis in your shares. A return of capital is not taxable, but it has the effect of reducing your adjusted tax basis in your investment. To the extent that distributions exceed the adjusted tax basis of your shares, such excess will be treated for tax purposes as a gain from the sale or exchange of your shares. If we borrow to fund distributions, our future interest costs would increase, thereby reducing our earnings and cash available for distribution from what they otherwise would have been.

Some of our tenants may be unable to pay rent, which could adversely affect our cash available to make distributions to our stockholders or otherwise impair the value of your investment.

We expect that single tenants will continue to occupy most of our farms, and, therefore, the success of our investments will continue to be materially dependent on the financial stability of these tenants. Some of our tenants may have been recently restructured using leverage acquired in a leveraged transaction or may otherwise be subject to significant debt obligations. Tenants that are subject to significant debt obligations may be unable to make their rent payments if there are adverse changes in their businesses or in general economic conditions. Tenants that have experienced leveraged restructurings or acquisitions will generally have substantially greater debt and substantially lower net worth than they had prior to the leveraged transaction. In addition, the payment of rent and debt service may reduce the working capital available to leveraged entities and prevent them from devoting the resources necessary to remain competitive in their industries. In situations where management of the tenant will change after a transaction, it may be difficult for our Adviser to determine with certainty the likelihood of the tenant’s business success and of it being able to pay rent throughout the lease term. These companies are more vulnerable to adverse conditions in their businesses or industries and economic conditions generally, as well as to increases in interest rates. In addition, these companies’ revenues and expenses may fluctuate according to the growing season, which may impact their ability to make regular lease payments.

Any lease payment defaults by a tenant could adversely affect our cash flows and cause us to reduce the amount of distributions to stockholders. In the event of a default by a tenant, we may also experience delays in enforcing our rights as landlord and may incur substantial costs in protecting our investment and re-leasing our property.

Some of our tenants could be susceptible to bankruptcy, which would affect our ability to generate rents from them and therefore negatively affect our results of operations.

In addition to the risk of tenants being unable to make regular rent payments, certain of our tenants who may depend on debt and leverage could be especially susceptible to bankruptcy in the event that their cash flows are insufficient to satisfy their debt. Any bankruptcy of one of our tenants would result in a loss of lease payments to us, as well as an increase in our costs to carry the property.

Additionally, under bankruptcy law, a tenant who is the subject of bankruptcy proceedings has the option of continuing or terminating any unexpired lease. If a bankrupt tenant terminates a lease with us, any claim we might have for breach of the lease, excluding a claim against collateral securing the lease, would be treated as a general unsecured claim. Our claim would likely be capped at the amount the tenant owed us for unpaid rent prior to the bankruptcy unrelated to the termination, plus the greater of one year of lease payments or 15% of the remaining lease payments payable under the lease, but in no case more than three years of lease payments. In addition, a bankruptcy court could re-characterize a net lease transaction as a secured lending transaction. If that were to occur, we would not be treated as the owner of the property, but might have additional rights as a secured creditor. This would mean our claim in bankruptcy court would only be for the amount we paid for the property, which could adversely impact our financial condition.

Because we expect to continue to enter into some short-term leases, we may continue to be more susceptible to any decreases in prevailing market rental rates than would be the case with long-term leases, which could have a material adverse effect on our results of operations.

For our properties that are farmed for annual row crops, we intend to primarily enter into leases with independent farmers having terms ranging from 3 to 10 years. As a result, we will be required to frequently re-lease our properties upon the expiration of our leases. This will subject our business to near term fluctuations in market rental rates, and we will be more susceptible to declines in market rental rates than we would be if we were to enter into longer term leases. As a result, any decreases in the prevailing market rental rates in the geographic areas in which we own properties could have a material adverse effect on our results of operations and cash available for distribution to stockholders.

Our investments in land with long-term leases, such as properties farmed for permanent crops, could expose us to various risks, including interest rate risk and the risk of being unable to take advantage of prevailing market rates, which could have a material adverse effect on our results of operations and cash available for distribution to stockholders.

Currently, 13 of our 30 leases have original lease terms in excess of five years. In the future, we may continue to enter into long-term leases in which the rental rate is generally fixed, subject to annual rent escalations or market reset periods. Annual rent escalations may be a fixed amount each year or be variable based on standard cost of living or inflation indices. In addition, some long-term leases may require a regular survey of comparable land rents, with the rent owed per the lease being adjusted to reflect current market rents. We do not expect to enter into many leases that include variable rent based on the success of the harvest each year. If, in the future, we receive a significant portion of our revenues under long-term leases in which the rental rate is generally fixed, subject to annual rent escalations, we would be subject to interest rate risk in the event interest rates rise at a greater rate than any potential annual rent escalations. In addition, by entering into long-term leases, we would be subject to the risk that we would not be able to increase our rental rates if prevailing land values or rental rates have increased. Any inability to take advantage of increases in prevailing land values or rental rates could have a material adverse effect on our results of operations and cash available for distribution to stockholders.

Our investments in farmland used for permanent crops have a higher risk profile than farmland used for annual row crops.

Currently, 8 of our 34 farms are used for permanent crops, and, in the future, we may add to our investments in farmland used for permanent crops, as opposed to annual row crops. Permanent crops have plant structures (such as trees, vines or bushes) that produce yearly crops without being replanted. Examples include oranges, apples, almonds and grapes. Permanent crops involve more risk than annual row crops because permanent crops require more time and capital to plant. As a result, permanent crops are more expensive to replace and more susceptible to disease and poor weather. If a farmer loses a permanent crop to drought, flooding, fire or disease, there would generally be significant time and capital needed to return the land to production because a tree or vine may take years to grow before bearing fruit.

Permanent crop farmland also prevents the farmer from being able to rotate crop types to keep up with changing market conditions or changes to the weather or soil. If demand for one type of permanent crop decreases, the permanent crop farmer cannot easily convert the farm to another type of crop because permanent crop farmland is dedicated to one crop during the lifespan of the trees or vines and therefore cannot easily be rotated to adapt to changing environmental or market conditions.

In addition, permanent crops, which can generally endure long periods of time from harvest to consumption, allow for global shipment and trade. As a result, permanent crops are usually less insulated from the global market volatility than annual row crops. This will generally provide for less price stability of the harvested crop and therefore less stability of the underlying land value for cropland producing permanent crops. As a result, permanent crop farms have a higher risk profile than annual row crop farms.

Our real estate investments will consist of agricultural properties that may be difficult to sell or re-lease upon tenant defaults or early lease terminations, either of which would adversely affect returns to stockholders.

We intend to focus our investments on agricultural properties. These types of properties are relatively illiquid compared to other types of real estate and financial assets. This illiquidity could limit our ability to quickly dispose of properties in response to changes in economic or other conditions. With these kinds of properties, if the current lease is terminated or not renewed, we may be required to renovate the property to the extent we have buildings on the property, or to make rent concessions to lease the property to another tenant or sell the property. In addition, in the event we are forced to sell the property, we may have difficulty finding qualified purchasers who are willing to buy the property. These and other limitations may affect our ability to sell or re-lease properties without adversely affecting returns to our stockholders.

If our properties do not have access to adequate water supplies, it could harm our ability to lease the properties for farming, thereby adversely affecting our ability to generate returns on our properties.

In order to lease the cropland that we intend to acquire, these properties will require access to sufficient water to make them suitable for farming. Additionally, the ability of our current tenants to be able to make their rental payments is also dependent upon sufficient access to water. Although we expect to acquire properties with sufficient water access, should the need arise for additional wells from which to obtain water, we would be required to obtain permits prior to drilling such wells. Permits for drilling water wells are required by state and county regulations, and such permits may be difficult to obtain due to the limited supply of water in areas where we expect to acquire properties, such as the farming regions of California. Similarly, our properties may be subject to governmental regulations relating to the quality and disposition of rainwater runoff or other water to be used for irrigation. In such case, we could incur costs necessary to retain this water. If we are unable to obtain or maintain sufficient water supply for our properties, our ability to lease them for farming would be seriously impaired, which would have a material adverse impact on the value of our assets and our results of operations. If in the future we invest in farmland that depends upon rain water rather than local water access, our tenants on that farmland may be susceptible to extended droughts, and any failure on the part of such tenants to procure adequate drought insurance would impact the ability of such tenants to make rental payments, which would have a material adverse impact on our ability to generate returns on our properties.

Our agricultural properties are subject to adverse weather conditions, seasonal variability, crop disease and other contaminants, which may affect our tenants’ ability to pay rent and thereby have an adverse effect on our results of operations and our ability to make distributions to stockholders.

Fresh produce, including produce used in canning and other packaged food operations, is vulnerable to adverse weather conditions, including windstorms, floods, drought and temperature extremes, which are quite common but difficult to predict. Because fresh produce is highly perishable and generally must be brought to market and sold soon after harvest, unfavorable growing conditions can reduce both crop size and crop quality. Seasonal factors, including supply and consumer demand, may also have an effect on the crops grown by our tenants. In extreme cases, entire harvests may be lost in some geographic areas.

The current drought in California, while affecting a majority of the state, has yet to adversely impact the regions where our properties are located. Further, all of our properties are reliant upon groundwater, as they are not located in any state or federal water districts and, thus, are not limited by any government-regulated restrictions. However, if the severity of the drought were to continue, it could have a materially adverse impact on our farming operations on our properties in these regions.

Fresh produce is also vulnerable to crop disease, pests and other contaminants. Damages to tenants’ crops from crop disease and pests may vary in severity and effect, depending on the stage of production at the time of infection or infestation, the type of treatment applied and climatic conditions. The costs to control these infestations vary depending on the severity of the damage and the extent of the plantings affected. These infestations can increase costs and decrease revenues of our tenants. Tenants may also incur losses from product recalls due to other contaminants that may cause food borne illness. It is difficult to predict the occurrence or severity of such product recalls as well as the impact of these upon our tenants. Although we do not expect that our rental payments will be based on the quality of our tenants’ harvests, any of these factors could have a material adverse effect on our tenants’ ability to pay rent to us, which in turn could have a material adverse effect on our ability to make distributions to our stockholders.

As permanent crops produce yearly crops without being replanted, they are more expensive to replace and more susceptible to disease and poor weather than annual row crops. If a farmer loses a permanent crop to drought, flooding, fire or disease, there would generally be significant time and capital needed to return the land to production because a tree or vine may take years to grow before bearing fruit. Permanent crop farmland also prevents the farmer from being able to rotate crop types to keep up with changing market conditions or changes to the weather or soil. If demand for one type of permanent crop decreases, the permanent crop farmer cannot easily convert the farm to another type of crop because permanent crop farmland is dedicated to one crop during the lifespan of the trees or vines and therefore cannot easily be rotated to adapt to changing environmental or market conditions. As a result, the risks associated with weather conditions, seasonal variability, crop disease and other contaminants are magnified in the case of permanent crops.

Our operating results and the value of our properties may be impacted by future climate changes, adversely impacting the value of our properties and our ability to generate rental revenue.

In addition to the general risks that adverse weather conditions will pose for the tenants of our properties and their subsequent ability to comply with the terms of their leases, the value of our properties will potentially be subject to risks associated with long-term effects of climate change. Many climatologists predict increases in average temperatures, more extreme temperatures and increases in volatile weather over time. The effects of climate change may be more significant along coastlines, such as in the California coastal areas where we intend to partially focus our initial acquisition efforts, due to rising sea levels resulting from melting of polar ice caps, which could result in increased risk of coastal erosion, flooding, degradation in the quality of groundwater aquifers and expanding agricultural weed and pest populations. As a result, the effects of climate change could make our properties less suitable for farming or other alternative uses, which could adversely impact the value of our properties, our ability to generate rental revenue from leasing our properties and our cash available for distribution to stockholders.

Because we must distribute a substantial portion of our net income to maintain our qualification as a REIT, we will be largely dependent on third-party sources of capital to fund our future capital needs.

To maintain our qualification as a REIT, we generally must distribute to our stockholders at least 90% of our taxable income each year, excluding capital gains, and meet certain other conditions. Because of this distribution requirement, it is not likely that we will be able to fund a significant portion of our future capital needs, including property acquisitions, from retained earnings. Therefore, we will likely rely on public and private debt and equity capital to fund our business. This capital may not be available on favorable terms or at all. Our access to additional capital depends on a number of things, including the market’s perception of our growth potential and our current and potential future earnings.

We may not be able to borrow money in sufficient amounts or on sufficiently favorable terms necessary to attain the optimal degree of leverage to operate our business, which may have an adverse effect on our operations and ability to pay distributions.

Our business and acquisition strategies rely heavily on borrowing funds, so that we may make more investments than would otherwise be possible to maximize potential returns to stockholders. We may borrow on a secured or unsecured basis. Our articles of incorporation and bylaws do not impose any limitation on our borrowing. Our ability to achieve our investment objectives will be affected by our ability to borrow money in sufficient amounts and on favorable terms. We expect that we will borrow money that will be secured by our properties and that these financing arrangements will contain customary covenants such as those that limit our ability, without the prior consent of the lender, to further mortgage the applicable property or to discontinue insurance coverage. In addition, any credit facility we might enter into is likely to contain certain customary restrictions, requirements and other limitations on our ability to incur indebtedness, and will specify debt ratios that we will be required to maintain. Accordingly, we may be unable to obtain the degree of leverage that we believe to be optimal, which may cause us to have less cash for distributions to stockholders. Our use of leverage could also make us more vulnerable to a downturn in our business or the economy generally and a significant increase in the ratio of our indebtedness to our assets may have an adverse effect on the market price of our common stock.

Our income from operations may not be enough to cover our debt service obligations, which may affect distributions to stockholders or cause us to incur losses.

If the income generated by our properties and other assets fails to cover our debt service, we could be forced to reduce or eliminate distributions to our stockholders and may experience losses. Some of our debt financing arrangements may require us to make lump-sum, or balloon, payments at maturity. If our income from operations does not cover a balloon payment, our ability to make the balloon payment at maturity could depend upon our ability to obtain additional financing or to sell the financed property. At the time the balloon payment is due, we may not be able to refinance the balloon payment on terms as favorable as the original loan or sell the property at a price sufficient to make the balloon payment, which would likely have a material adverse effect on our financial condition.

We have secured borrowings, which would have a risk of loss of the property securing such loan upon foreclosure.

We currently have various borrowing facilities in place that are secured by certain of our farms. As of December 31, 2014, our total borrowings of $86.4 million, which had a blended annual interest rate of 3.5%, were secured by 27 of our 32 farms. If we are unable to make our debt payments as required, either under our current credit facilities or any future facilities, a lender could foreclose on certain of the properties securing its loan. This could cause us to lose part or all of our investment in the property, which in turn could cause the value of our common stock or the distributions to our stockholders to be reduced.

We face a risk from the fact that certain of our properties are cross-collateralized.

As of December 31, 2014, the mortgages on certain of our properties were cross-collateralized. To the extent that any of the properties in which we have an interest are cross-collateralized, any default by the property owner subsidiary under the mortgage note relating to the one property will result in a default under the financing arrangements relating to any other property that also provides security for that mortgage note or is cross-collateralized with such mortgage note. Such a default may adversely affect our financial condition, results of operations and ability to pay distributions to our stockholders.

Competition for the acquisition of agricultural real estate may impede our ability to make acquisitions or increase the cost of these acquisitions.

We will compete for the acquisition of properties with many other entities engaged in agricultural and real estate investment activities, including corporate agriculture companies, financial institutions, institutional pension funds, real estate companies, private equity funds and private real estate investors. These competitors may prevent us from acquiring desirable properties or may cause an increase in the price we must pay for real estate. Our competitors may have greater resources than we do and may be willing to pay more for certain assets or may have a more compatible operating philosophy with our acquisition targets. In particular, larger institutions may enjoy significant competitive advantages that result from, among other things, a lower cost of capital and enhanced operating efficiencies. Our competitors may also adopt transaction structures similar to ours, which would decrease our competitive advantage in offering flexible transaction terms. In addition, the number of entities and the amount of funds competing for suitable investment properties may increase, resulting in increased demand and increased prices paid for these properties. If we pay higher prices for properties, our profitability may decrease, and you may experience a lower return on your investment. Increased competition for properties may also preclude us from acquiring those properties that would generate attractive returns to us, as well as prevent us from achieving diversification by geography and crop type, having a material adverse effect on our results of operations and available cash for distributions to stockholders.

We operate as a holding company dependent upon the assets and operations of our subsidiaries, and because of our structure, we may not be able to generate the funds necessary to make distributions on our common stock.

We generally operate as a holding company that conducts its businesses primarily through our operating partnership, which in turn is a holding company conducting its business through its subsidiaries. These subsidiaries conduct all of our operations and are our only source of income. Accordingly, we are dependent on cash flows and payments of funds to us by our subsidiaries as distributions, loans, advances, leases or other payments from our subsidiaries to generate the funds necessary to make distributions on our common stock. Our subsidiaries’ ability to pay such distributions and/or make such loans, advances, leases or other payments may be restricted by, among other things, applicable laws and regulations, current and future debt agreements and management agreements into which our subsidiaries may enter, which may impair our ability to make cash payments on our common stock. In addition, such agreements may prohibit or limit the ability of our subsidiaries to transfer any of their property or assets to us, any of our other subsidiaries or to third parties. Our future indebtedness or our subsidiaries’ future indebtedness may also include restrictions with similar effects.

In addition, because we are a holding company, stockholders’ claims will be structurally subordinated to all existing and future liabilities and obligations (whether or not for borrowed money) of our operating partnership and its subsidiaries. Therefore, in the event of our bankruptcy, liquidation or reorganization, claims of our stockholders will be satisfied only after all of our and our operating partnership’s and its subsidiaries’ liabilities and obligations have been paid in full.

Some state laws prohibit or restrict the ownership of agricultural land by business entities, which could impede the growth of our portfolio and our ability to diversify geographically.

Certain states, including Iowa, North Dakota, South Dakota, Minnesota, Oklahoma, Wisconsin, Missouri and Kansas have laws that prohibit or restrict to varying degrees the ownership of agricultural land by corporations or business entities like us. Additional states may, in the future, pass similar or more restrictive laws, and we may not be legally permitted, or it may become overly burdensome or expensive, to acquire properties in these states, which could impede the growth of our portfolio and our ability to diversify geographically in states that might otherwise have attractive investment opportunities.

Failure to succeed in new markets may have adverse consequences.

As we expand and diversify our geographic portfolio, we may acquire properties located in new markets, exposing us to risks associated with a lack of market knowledge or understanding of the local market. This includes the availability and identity of quality tenant farmers, forging new business relationships in the area and unfamiliarity with local government requirements and procedures. Furthermore, the negotiation of a potential expansion into new markets would divert management time and other resources. As a result, we may have difficulties executing our business strategy in these new markets, which could have a negative impact on our results of operations and ability to make distributions to stockholders.

We may not ultimately be able to sell our agricultural real estate to developers in connection with the conversion of such properties to urban or suburban uses, especially in light of the current uncertain market for real estate development.

Our business plan in part contemplates purchasing agricultural real property that we believe is located in the path of urban and suburban growth and ultimately will increase in value over the long term as a result. Pending the sale of such real property to developers for conversion to urban, suburban and other more intensive uses, such as residential or commercial development, we intend to lease the property for agricultural uses, particularly farming. Urban and suburban development is subject to a number of uncertainties, including land zoning and environmental issues, infrastructure development and demand. These uncertainties are particularly pronounced in light of the current economic environment, in which the pace of future development is unclear. Although the current development market contains uncertainties, these uncertainties may be more acute over time, since we do not intend to acquire properties that are expected to be converted to urban or suburban uses in the near term. As a result, there can be no guarantee that increased development will actually occur and that we will be able to sell any of the properties that we own or acquire in the future for such conversion. Our inability to sell these properties in the future at an appreciated value for conversion to urban or suburban uses could result in a reduced return on your investment.

Liability for uninsured or underinsured losses could adversely affect our financial condition.

Losses from disaster-type occurrences, such as wars, earthquakes and weather-related disasters, may be either uninsurable or not insurable on economically viable terms. Should an uninsured loss occur, we could lose our capital investment or anticipated profits and cash flows from one or more properties. If any such loss is insured, we may be required to pay a significant deductible on any claim for recovery of such a loss prior to our insurer being obligated to issue reimbursement. Further, the amount of losses may exceed our coverage, which could have an adverse effect on our cash flow.

Potential liability for environmental matters could adversely affect our financial condition.

We intend to purchase agricultural properties and will be subject to the risk of liabilities under federal, state and local environmental laws. Some of these laws could subject us to:

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responsibility and liability for the cost of removal or remediation of hazardous substances released on our properties, which may include herbicides and pesticides, generally without regard to our knowledge of or responsibility for the presence of the contaminants;

•	liability for the costs of removal or remediation of hazardous substances at disposal facilities for persons who arrange for the disposal or treatment of these substances; and

•	potential liability for claims by third parties for damages resulting from environmental contaminants.

We will generally include provisions in our leases making tenants responsible for all environmental liabilities and for compliance with environmental regulations, and we will seek to require tenants to reimburse us for damages or costs for which we have been found liable. However, these provisions will not eliminate our statutory liability or preclude third-party claims against us. Even if we were to have a legal claim against a tenant to enable us to recover any amounts we are required to pay, there are no assurances that we would be able to collect any money from the tenant. Our costs of investigation, remediation or removal of hazardous substances may be substantial. In addition, the presence of hazardous substances on one of our properties, or the failure to properly remediate a contaminated property, could adversely affect our ability to sell or lease the property or to borrow using the property as collateral. Additionally, we could become subject to new, stricter environmental regulations, which could diminish the utility of our properties and have a material adverse impact on our results of operations.

If our tenants fail to comply with applicable labor regulations, it could have an adverse effect on our ability to make distributions to our stockholders.

State, county and federal governments have also implemented a number of regulations governing labor practices used in connection with farming operations. For example, these regulations seek to provide for minimum wages and minimum and maximum work hours, as well as to restrict the hiring of illegal immigrants. If one of our tenants is accused of violating, or found to have violated such regulations, it could have a material adverse effect on the tenant’s operating results, which could adversely affect its ability to make its rental payments to us and, in turn, our ability to make distributions to our stockholders.

The presence of endangered or threatened species on or near our acquired farmland could restrict the activities of our agricultural tenants, which could in turn have a material adverse impact on the value of our assets and our results of operations.

Federal, state and local laws and regulations intended to protect threatened or endangered species could restrict certain activities on our farmland. The size of any area subject to restriction would vary depending on the protected species at issue, the time of year and other factors, and there can be no assurance that such federal, state and local laws will not become more restrictive over time. If portions of our farmland are deemed to be part of or bordering habitats for such endangered or threatened species that could be disturbed by the agricultural activities of our tenants, it could impair the ability of the land to be used for farming, which in turn could have a material adverse impact on the value of our assets and our results of operations.

We may be required to permit the owners of the mineral rights to our properties to enter and occupy parts of the properties for the purposes of drilling and operating oil or gas wells, which could adversely impact the rental value of our properties.

Although we will own the surface rights to the properties that we acquire, other persons may own the rights to any minerals, such as oil and natural gas, that may be located under the surfaces of these properties. Under agreements with any such mineral rights owners, we expect that we would be required to permit third parties to enter our properties for the purpose of drilling and operating oil or gas wells on the premises. We will also be required to set aside a reasonable portion of the surface area of our properties to accommodate these oil and gas operations. The devotion of a portion of our properties to these oil and gas operations would reduce the amount of the surface available for farming or farm-related uses, which could adversely impact the rents that we receive from leasing these properties.

Failure to hedge effectively against interest rate changes may adversely affect our results of operations.

We may experience interest rate volatility in connection with mortgage loans on our properties or other variable-rate debt that we may obtain from time to time. The interest rate on our existing line of credit is variable, and, although we seek to mitigate this risk by structuring such provisions to contain a minimum interest rate or escalation rate, as applicable, these features do not eliminate this risk. We are also exposed to the effects of interest rate changes as a result of holding cash and cash equivalents in short-term, interest-bearing investments. We have not entered into any derivative contracts to attempt to further manage our exposure to interest rate fluctuations. A significant change in interest rates could have an adverse impact on our results of operations.

Joint venture investments could be adversely affected by our lack of sole decision making authority, our reliance on co-venturers’ financial condition and disputes between our co-venturers and us.

We may invest with third parties through partnerships, joint ventures or other entities, acquiring non-controlling interests in or sharing responsibility for managing the affairs of a property, partnership, joint venture or other entity. In such event, we will not have sole decision-making authority regarding the property, partnership, joint venture or other entity. Investments in partnerships, joint ventures or other entities may, under certain circumstances, involve risks not present were a third party not involved, including the possibility that partners or co-venturers may become bankrupt or fail to fund their share of required capital contributions. Partners or co-venturers also may have economic or other business interests or goals that are inconsistent with our business interests or goals and may be in a position to take actions contrary to our preferences, policies or objectives. Such investments also will have the potential risk of our reaching impasses with our partners or co-venturers on key decisions, such as a sale, because neither we nor the partner or co-venturer would have full control over the partnership or joint venture. Disputes between us and partners or co-venturers may result in litigation or arbitration that would increase our expenses and prevent our management team from focusing its time and effort exclusively on our business. In addition, we may in some circumstances be liable for the actions of our third-party partners or co-venturers.

Continued disruptions in the U.S. financial markets could affect our ability to obtain debt financing on reasonable terms or have other adverse effects on us.

Over the last several years, the U.S. capital markets have experienced significant price volatility, which have caused market prices of many stocks and debt securities to fluctuate substantially and the spreads on prospective debt financings to widen considerably. These circumstances have materially impacted liquidity in the financial markets, making terms for certain financings less attractive, and in certain cases have resulted in the lack of availability of certain types of financing. Continued uncertainty in the stock and credit markets may negatively impact our ability to access additional financing at reasonable terms, which may negatively affect our ability to make acquisitions. These disruptions in the financial markets also may have a material adverse effect on the market value of our common stock and the lease rates we can charge for our properties, as well as other unknown adverse effects on us or the economy in general. In addition, credit market constraints may increase the operating expenses of our tenants and decrease their ability to make lease payments and may adversely affect our liquidity, financial condition, results of operations and ability to pay distributions to our stockholders.

Risks Associated With Our Use of an Adviser to Manage Our Business

We are dependent upon our key management personnel for our future success, particularly David Gladstone and Terry Lee Brubaker.

We are dependent on our senior management and other key management members to carry out our business and investment strategies. Our future success depends to a significant extent on the continued service and coordination of our senior management team, particularly David Gladstone, our chairman, chief executive officer and president, and Terry Lee Brubaker, our vice chairman and chief operating officer. Mr. Gladstone also serves as the chief executive officer of our Adviser and our Administrator, and Mr. Brubaker is also an executive officer of our Adviser and our Administrator. The departure of any of our executive officers or key personnel of our Adviser could have a material adverse effect on our ability to implement our business strategy and to achieve our investment objectives.

Our success will continue to depend on the performance of our Adviser and if our Adviser makes inadvisable investment or management decisions, our operations could be materially adversely impacted.

Our ability to achieve our investment objectives and to pay distributions to our stockholders is substantially dependent upon the performance of our Adviser in evaluating potential investments, selecting and negotiating property purchases and dispositions on our behalf, selecting tenants and borrowers, setting lease terms and determining financing arrangements. You will have no opportunity to evaluate the terms of transactions or other economic or financial data concerning our investments. You must rely entirely on the analytical and management abilities of our Adviser and the oversight of our Board of Directors. If our Adviser or our Board of Directors makes inadvisable investment or management decisions, our operations could be materially adversely impacted.

We may have conflicts of interest with our Adviser and other affiliates, which could result in investment decisions that are not in the best interests of our stockholders.

Our Adviser manages our real estate portfolio and locates, evaluates, recommends and negotiates the acquisition of our real estate investments and mortgage loans. At the same time, our Amended Advisory Agreement permits our Adviser to conduct other commercial activities and to provide management and advisory services to other entities, including, but not limited to, Gladstone Capital, Gladstone Commercial and Gladstone Investment, each of which is affiliated with us. Each of our executive officers, other than Mr. Parrish, and each of our directors are also executive officers or directors, as applicable, of Gladstone Commercial, which actively makes real estate investments. Each of our executive officers, other than Messrs. Beckhorn and Parrish, and each of our directors are also executive officers or directors, as applicable, of Gladstone Capital and Gladstone Investment, which actively make loans to and invest in small- and medium-sized companies. As a result, we may from time to time have conflicts of interest with our Adviser in its management of our business and that of

Gladstone Commercial, Gladstone Investment or Gladstone Capital, which may arise primarily from the involvement of our Adviser, Gladstone Capital, Gladstone Commercial, Gladstone Investment and their affiliates in other activities that may conflict with our business. Examples of these potential conflicts include:

•	our Adviser may realize substantial compensation on account of its activities on our behalf and may be motivated to approve acquisitions solely on the basis of increasing its compensation from us;

•	our agreements with our Adviser are not arm’s-length agreements, which could result in terms in those agreements that are less favorable than we could obtain from independent third parties;

•	we may experience competition with our affiliates for potential financing transactions; and

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our Adviser and other affiliates, such as Gladstone Capital, Gladstone Commercial and Gladstone Investment, could compete for the time and services of our officers and directors and reduce the amount of time they are able to devote to management of our business.

These and other conflicts of interest between us and our Adviser could have a material adverse effect on the operation of our business and the selection or management of our real estate investments.

Our financial condition and results of operations will depend on our Adviser’s ability to effectively manage our future growth.

Our ability to achieve our investment objectives will depend on our ability to sustain continued growth, which will, in turn, depend on our Adviser’s ability to find, select and negotiate property purchases and net leases that meet our investment criteria. Accomplishing this result on a cost-effective basis is largely a function of our Adviser’s marketing capabilities, management of the investment process, ability to provide competent, attentive and efficient services and our access to financing sources on acceptable terms. As we grow, our Adviser may be required to hire, train, supervise and manage new employees. Our Adviser’s failure to effectively manage our future growth could have a material adverse effect on our business, financial condition and results of operations.

Our Adviser is not obligated to provide a waiver of the incentive fee, which could negatively impact our earnings and our ability to maintain our current level of, or increase, distributions to our stockholders.

The Amended Advisory Agreement contemplates a quarterly incentive fee based on our FFO. Our Adviser has the ability to issue a full or partial waiver of the incentive fee for current and future periods; however, our Adviser is not required to issue any waiver. Any waiver issued by our Adviser is an unconditional and irrevocable waiver. If our Adviser does not issue this waiver in future quarters, it could negatively impact our earnings and may compromise our ability to maintain our current level of, or increase, distributions to our stockholders.

We may be obligated to pay our Adviser quarterly incentive compensation even if we incur a net loss during a particular quarter.

The Amended Advisory Agreement entitles our Adviser to incentive compensation based on our FFO, which rewards our Adviser if our quarterly pre-incentive fee FFO exceeds 1.75% (7.0% annualized) of our adjusted stockholders’ equity. Our pre-incentive fee FFO for a particular quarter for incentive compensation purposes excludes the effect of any unrealized gains, losses or other items during that quarter that do not affect realized net income, even if these adjustments result in a net loss on our statement of operations for that quarter. Thus, we may be required to pay our Adviser incentive compensation for a fiscal quarter even if we incur a net loss for that quarter as determined in accordance with GAAP.

Risks Associated With Ownership of Our Common Stock and Our Tax Status

Certain provisions contained in our charter and bylaws and under Maryland law may prohibit or restrict attempts by our stockholders to change our management and hinder efforts to effect a change of control of us, and the market price of our common stock may be lower as a result.

There are provisions in our charter and bylaws that may make it difficult for a third party to acquire, or attempt to acquire, control of our company, even if a change in control was considered favorable by you and other stockholders. For example:

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Our charter prohibits ownership of more than 3.3% in value of the outstanding shares of our capital stock or more than 3.3% in value or number of shares (whichever is more restrictive) of the outstanding shares of our commons stock by one person, except for certain qualified institutional investors, which are limited to holding 9.8% of our capital or common stock. Currently, our chairman, chief executive officer and president, David Gladstone, owns approximately 24.1% of our common stock, and the Gladstone Future Trust, for the benefit of Mr. Gladstone’s children, owns approximately 8.6% of our common stock, in each case pursuant to an exception approved by our Board of Directors and in compliance with our charter. In addition, the David and Lorna Gladstone Foundation, of which David Gladstone is the CEO and Chairman, owns 2.8% of our common stock. The ownership restriction may discourage a change of control and may deter individuals or entities from making tender offers for our capital stock, which offers might otherwise be financially attractive to our stockholders or which might cause a change in our management.

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Our Board is divided into three classes, with the term of the directors in each class expiring every third year. At each annual meeting of stockholders, the successors to the class of directors whose term expires at such meeting will be elected to hold office for a term expiring at the annual meeting of stockholders held in the third year following the year of their election. After election, a director may only be removed by our stockholders for cause and upon the affirmative vote of at least two-thirds of all of the votes entitle to be cast generally in the election of directors. Election of directors for staggered terms with limited rights to remove directors makes it more difficult for a hostile bidder to acquire control of us. The existence of this provision may negatively impact the price of our securities and may discourage third-party bids to acquire our securities. This provision may reduce any premiums paid to stockholders in a change in control transaction.

•

The Control Share Acquisition Act provides that “control shares” of a Maryland corporation acquired in a “control share acquisition” have no voting rights except to the extent approved by the corporation’s disinterested stockholders by a vote of two-thirds of the votes entitled to be cast on the matter. Shares of stock owned by interested stockholders, that is, by the acquirer, by officers or by employees who are directors of the corporation, are excluded from shares entitled to vote on the matter. “Control shares” are voting shares of stock that would entitle the acquirer to exercise voting power in electing directors within one of three increasing ranges of voting power. The control share acquisition statute does not apply (a) to shares acquired in a merger, consolidation or share exchange if the corporation is a party to the transaction or (b) to acquisitions approved or exempted by the charter or bylaws of the corporation. Our bylaws contain a provision exempting from the Control Share Acquisition Act any and all acquisitions of our stock by David Gladstone or any of his affiliates. This statute could have the effect of discouraging offers from third parties to acquire us and increasing the difficulty of successfully completing this type of offer by anyone other than Mr. Gladstone or any of his affiliates.

•	Certain provisions of Maryland law applicable to us prohibit business combinations with:

•	any person who beneficially owns, directly or indirectly, 10% or more of the voting power of our outstanding voting stock, referred to as an “interested stockholder;”

•	an affiliate or associate of ours who, at any time within the two-year period prior to the date in question, was an interested stockholder; or

•	an affiliate of an interested stockholder.

These prohibitions last for five years after the most recent date on which the interested stockholder became an interested stockholder. Thereafter, any business combination with the interested stockholder must be recommended by our Board and approved by the affirmative vote of at least 80% of the votes entitled to be cast by holders of our outstanding shares of voting stock and two-thirds of the votes entitled to be cast by holders of our voting stock other than shares held by the interested stockholder. These requirements could have the effect of inhibiting a change in control even if a change in control were in our stockholders’ interest. These provisions of Maryland law do not apply, however, to business combinations that are approved or exempted by our Board of Directors prior to the time that someone becomes an interested stockholder.

Our rights and the rights of our stockholders to take action against our directors and officers are limited.

Maryland law provides that a director or officer has no liability in that capacity if he or she performs his or her duties in good faith, in a manner he or she reasonably believes to be advisable and in our best interests and with the care that an ordinarily prudent person in a like position would use under similar circumstances. In addition, our charter (i) eliminates our directors’ and officers’ liability to us and our stockholders for money damages except for liability resulting from actual receipt of an improper benefit in money, property or services or active and deliberate dishonesty established by a final judgment and that is material to the cause of action and (ii) authorizes us to obligate ourselves to indemnify directors and officers for liability resulting from actions taken by them in those capacities to the maximum extent permitted by Maryland law. As a result, our stockholders and we may have more limited rights against our directors and officers than might otherwise exist under common law. In addition, we may be obligated to fund the defense costs incurred by our directors and officers.

We may not be able to maintain our qualification as a REIT for federal income tax purposes, which would subject us to federal income tax on our taxable income at regular corporate rates, thereby reducing the amount of funds available for paying distributions to stockholders.

On September 3, 2014, we filed our 2013 federal income tax return, on which we elected to be taxed as a REIT for federal income tax purposes beginning with our tax year ended December 31, 2013. Our ability to maintain our qualification as a REIT depends on our ability to satisfy requirements set forth in the Code, concerning, among other things, the ownership of our outstanding common stock, the nature of our assets, the sources of our income and the amount of our distributions to our stockholders. The REIT qualification requirements are extremely complex, and interpretations of the federal income tax laws governing qualification as a REIT are limited. Accordingly, we cannot be certain that we will be successful in continuing to operate so as to qualify as a REIT. At any time, new laws, interpretations or court decisions may change the federal tax laws relating to, or the federal income tax consequences of, qualification as a REIT. It is possible that future economic, market, legal, tax or other considerations may cause our Board of Directors to revoke our REIT election, which it may do without stockholder approval.

If we lose our REIT status or if it was revoked, we would face serious tax consequences that would substantially reduce the funds available for distribution to our stockholders because:

•	we would not be allowed a deduction for distributions to stockholders in computing our taxable income;

•	we would be subject to federal income tax at regular corporate rates and might need to borrow money or sell assets to pay any such tax;

•	we also could be subject to the federal alternative minimum tax and possibly increased state and local taxes; and

•	unless we are entitled to relief under statutory provisions, we would be disqualified from taxation as a REIT for the four taxable years following the year during which we ceased to qualify.

If we fail to maintain our qualification as a REIT, domestic stockholders will be subject to tax as “qualified dividends” to the extent of our current and accumulated earnings and profits. The maximum U.S. federal income tax rate on such “qualified dividends” is 20%. If we fail to maintain our qualification as a REIT, we would not be required to make distributions to stockholders, and any distributions to stockholders that are U.S. corporations might be eligible for the dividends received deduction.

As a result of all these factors, our failure to maintain our qualification as a REIT could impair our ability to expand our business and raise capital and could adversely affect the value of our capital stock.

Complying with REIT requirements may cause us to forego or liquidate otherwise attractive investments.

To maintain our qualification as a REIT for federal income tax purposes, we must continually satisfy various tests regarding the sources of our income, the nature and diversification of our assets, the amounts we distribute to our stockholders and the ownership of our stock. In order to meet these tests, we may be required to forego investments we might otherwise make.

In particular, we must ensure that at the end of each calendar quarter at least 75% of the value of our assets consists of cash, cash items, government securities and qualified REIT real estate assets. The remainder of our investment in securities other than government securities, securities of TRSs and qualified real estate assets generally cannot include more than 10% of the outstanding voting securities of any one issuer or more than 10% of the total value of the outstanding securities of any one issuer. In addition, in general, no more than 5% of the value of our assets other than government securities, securities of TRSs and qualified real estate assets can consist of the securities of any one issuer, and no more than 25% of the value of our total assets can be represented by securities of one or more TRSs.

If we fail to comply with these requirements, we must correct the failure within 30 days after the end of the calendar quarter or qualify for certain statutory relief provisions to avoid losing our REIT qualification and suffering adverse tax consequences. As a result, we may be required to dispose of otherwise attractive investments to satisfy REIT requirements. These actions could have the effect of reducing our income and amounts available for distribution to our stockholders.

We may have corporate income tax liabilities for taxes attributable to taxable years prior to our REIT election, which taxes will reduce our cash available for distribution to stockholders.

We were subject to regular corporate income taxation up to and for our taxable year ended December 31, 2012. If we were determined, as the result of a tax audit or otherwise, to have an unpaid corporate income tax liability for any taxable years during which we were classified as a C corporation for U.S. federal income tax purposes, we would be responsible for paying such tax liability, notwithstanding our subsequent qualification as a REIT. In such a case, the payment of taxes would cause us to have less cash on hand to make distributions to stockholders.

Failure to make required distributions, both prior to and following our REIT election, would jeopardize our REIT status, which could require us to pay taxes and negatively impact our cash available for future distribution.

To qualify as a REIT, we were required to distribute our non-REIT earnings and profits accumulated before the effective date of our REIT election. As of December 31, 2013, we estimated that our non-REIT accumulated earnings and profits were approximately $9.6 million, which included approximately $4.0 million of net earnings and profits associated with a deferred intercompany gain resulting from land transfers in prior years. We believe that we distributed all non-REIT earnings and profits, including the profits associated with the deferred intercompany gain, to stockholders prior to December 31, 2013; however, we can provide no assurances that our determination of our non-REIT earnings and profits at that time was accurate. If we did not distribute all of our non-REIT earnings and profits prior to December 31, 2013, then we would not have qualified to be taxed as a REIT for our taxable year ended December 31, 2013, and may not qualify to be taxed as a REIT for our taxable year ended December 31, 2014, or subsequent taxable years.

In addition, to qualify and to maintain our qualification as a REIT, each year we must distribute to our stockholders at least 90% of our taxable income, other than any net capital gains. To the extent that we satisfy the distribution requirement but distribute less than 100% of our taxable income, we will be subject to federal corporate income tax on our undistributed income. In addition, we will incur a 4% nondeductible excise tax on the amount, if any, by which our distributions in any year are less than the sum of:

•	85% of our ordinary income for that year;

•	95% of our capital gain net income for that year; and

•	100% of our undistributed taxable income from prior years.

We intend to pay out our income to our stockholders in a manner intended to satisfy the distribution requirement applicable to REITs and to avoid corporate income tax and the 4% excise tax. Differences in timing between the recognition of income and the related cash receipts or the effect of required debt amortization payments could require us to borrow money or sell assets to pay out enough of our taxable income to satisfy the distribution requirement and to avoid corporate income tax and the 4% excise tax in a particular year.

Dividends payable by REITs do not qualify for the reduced tax rates available for some dividends.

The maximum federal income tax rate applicable to individuals with respect to income from “qualified dividends” is 20%. Dividends payable by REITs, however, generally are not eligible for the reduced rates. More favorable rates applicable to regular corporate qualified dividends may cause investors who are taxed at individual rates to perceive investments in REITs to be relatively less attractive than investments in the stocks of non-REIT corporations that pay dividends.

If we fail to meet stock ownership diversification requirements, we would fail to maintain our qualification as a REIT, which could require us to pay taxes and negatively impact our cash available for future distribution.

In order to maintain our qualification as a REIT, no more than 50% of the value of our outstanding stock may be owned, directly or indirectly, by five or fewer individuals during the last half of a taxable year, beginning with the second year after our election to be treated as a REIT. In order to facilitate compliance with this requirement, our articles of incorporation prohibit any individual from owning more than 3.3% in value of our outstanding stock. Pursuant to an exception from this limit approved by our Board of Directors, David Gladstone currently owns approximately 24.1% of our outstanding common stock, and the Gladstone Future Trust, for the benefit of Mr. Gladstone’s children, owns approximately 8.6% of our outstanding common stock. For purposes of the REIT stock ownership diversification requirements, the shares owned by Gladstone Future Trust are attributed to Mr. Gladstone, resulting in Mr. Gladstone having an aggregate beneficial ownership of 32.7% of our outstanding common stock. Our Board of Directors may also reduce the 3.3% ownership limitation if it determines that doing so is necessary in order for us to maintain our qualification for REIT treatment. However, such a reduction would not be effective for any stockholder who beneficially owns more than the reduced ownership limit.

We believe that we have satisfied the ownership diversification requirements during the last half of our taxable year ended December 31, 2014. However, if, at any point in time during the last half of a future taxable year, we are unable to comply with this requirement, we could fail to maintain our qualification as a REIT, which would require us to pay income taxes on all of our taxable income without the benefit of the deduction for dividends paid and would negatively impact our cash available for future distribution.

We will not seek to obtain a ruling from the Internal Revenue Service (the “IRS”), that we qualify as a REIT for federal income tax purposes.

We have not requested, and do not expect to request, a ruling from the IRS that we qualify as a REIT. An IRS determination that we do not qualify as a REIT would deprive our stockholders of the tax benefits of our REIT status only if the IRS determination is upheld in court or otherwise becomes final. To the extent that we challenge an IRS determination that we do not qualify as a REIT, we may incur legal expenses that would reduce our funds available for distribution to stockholders.

The IRS may treat sale-leaseback transactions as loans, which could jeopardize our REIT status.

The IRS may take the position that transactions in which we acquire a property and lease it back to the seller do not qualify as leases for federal income tax purposes but are, instead, financing arrangements or loans. If a sale-leaseback transaction were so re-characterized, we might fail to satisfy the asset or income tests required for REIT qualification and consequently could lose our REIT status. Alternatively, the amount of our REIT taxable income could be recalculated, which could cause us to fail the distribution test for REIT qualification.

Investments in our common stock may not be suitable for pension or profit-sharing trusts, Keogh Plans or individual retirement accounts, or IRAs.

If you are investing the assets of a pension, profit sharing, 401(k), Keogh or other retirement plan, IRA or benefit plan in us, you should consider:

•	whether your investment is consistent with the applicable provisions of the Employee Retirement Income Security Act (“ERISA”), or the Code;

•	whether your investment will produce unrelated business taxable income to the benefit plan; and

•	your need to value the assets of the benefit plan annually.

We do not believe that under current ERISA law and regulations that our assets would be treated as “plan assets” for purposes of ERISA. However, if our assets were considered to be plan assets, our assets would be subject to ERISA and/or Section 4975 of the Code, and some of the transactions we have entered into with our Adviser and its affiliates could be considered “prohibited transactions” which could cause us, our Adviser and its affiliates to be subject to liabilities and excise taxes. In addition, our officers and directors, our Adviser and its affiliates could be deemed to be fiduciaries under ERISA and subject to other conditions, restrictions and prohibitions under Part 4 of Title I of ERISA. Even if our assets are not considered to be plan assets, a prohibited transaction could occur if we or any of our affiliates is a fiduciary within the meaning of ERISA with respect to a purchase by a benefit plan.

If our Operating Partnership fails to maintain its status as a disregarded entity or partnership for federal income tax purposes, its income may be subject to taxation.

We intend to maintain the status of the Operating Partnership as a disregarded entity or a partnership for federal income tax purposes. However, if the IRS were to successfully challenge the status of the Operating Partnership as a disregarded entity or a partnership, it would be taxable as a corporation. In such event, this would reduce the amount of distributions that the Operating Partnership could make to us. This would also result in our losing REIT status and becoming subject to a corporate level tax on our own income. This would substantially reduce our cash available to pay distributions and the return on your investment. In addition, if any of the entities through which the Operating Partnership owns its properties, in whole or in part, loses its characterization as a disregarded entity or a partnership for federal income tax purposes, it would be subject to taxation as a corporation, thereby reducing distributions to the Operating Partnership. Such a re-characterization of an underlying property owner could also threaten our ability to maintain REIT status.

Our ownership of, and relationship with, TRSs will be limited, and our failure to comply with the limits would jeopardize our REIT status and could result in the application of a 100% excise tax.

We have elected to treat Gladstone Land Advisers, Inc., our wholly-owned subsidiary, as a TRS. We may also form other TRSs as part of our overall business strategy. A TRS may earn income that would not be qualifying income if earned directly by the parent REIT. Both the subsidiary and the REIT must jointly elect to treat the subsidiary as a TRS. A corporation of which a TRS directly or indirectly owns more than 35% of the voting power or value of the stock will automatically be treated as a TRS. Overall, no more than 25% of the value of a REIT’s assets may consist of stock or securities of one or more TRSs. A TRS will pay federal, state and local income tax at regular corporate rates on any income that it earns. In addition, the TRS rules limit the deductibility of interest paid or accrued by a TRS to its parent REIT to ensure that the TRS is subject to an appropriate level of corporate taxation. The rules also impose a 100% excise tax on certain transactions between a TRS and its parent REIT that are not conducted on an arm’s-length basis.

Our TRSs will pay federal, state and local income tax on their taxable income, and their after-tax net income will be available for distribution to us but is not required to be distributed to us. We anticipate that the aggregate value of any TRS stock and securities owned by us will be less than 25% of the value of our total assets, including the TRS stock and securities. We will evaluate all of our transactions with TRSs to ensure that they are entered into on arm’s-length terms to avoid incurring the 100% excise tax. There can be no assurance, however, that we will be able to comply with the 25% limitation or to avoid application of the 100% excise tax.

We may be subject to adverse legislative or regulatory tax changes that could reduce the market price of our securities.

At any time, the federal income tax laws or regulations governing REITs or the administrative interpretations of those laws or regulations may be amended. We cannot predict when or if any new federal income tax law, regulation or administrative interpretation, or any amendment to any existing federal income tax law, regulation or administrative interpretation, will be adopted, promulgated or become effective and any such law, regulation or interpretation may take effect retroactively. We and our security holders could be adversely affected by any such change in, or any new, federal income tax law, regulation or administrative interpretation.

Risks Relating to the Market for our Common Stock

Future issuances and sales of shares of our common stock, or the perception that such issuances will occur, may have adverse effects on our share price.

We cannot predict the effect, if any, of future issuances and sales of common stock, or the availability of shares for future sales, on the market price of our common stock. Sales of substantial amounts of common stock, including shares of common stock issuable upon the conversion of units of our Operating Partnership that we may issue from time to time or the perception that these sales could occur, may adversely affect prevailing market prices for our common stock.

An increase in market interest rates may have an adverse effect on the market price of our common stock.

One of the factors that investors may consider in deciding whether to buy or sell our common stock is our distribution yield, which is our distribution rate as a percentage of our share price, relative to market interest rates. If market interest rates increase, prospective investors may desire a higher distribution yield on our common stock or may seek securities paying higher dividends or interest. The market price of our common stock likely will be based primarily on the earnings that we derive from rental income with respect to our properties and our related distributions to stockholders, and not from the underlying appraised value of the properties themselves. As a result, interest rate fluctuations and capital market conditions are likely to affect the market price of our common stock, and such effects could be significant. For instance, if interest rates rise without an increase in our distribution rate, the market price of our common stock could decrease because potential investors may require a higher distribution yield on our common stock as market rates on interest-bearing securities, such as bonds, rise.

We are an “emerging growth company” and we cannot be certain if the reduced disclosure requirements applicable to emerging growth companies will make our common stock less attractive to investors. We elected to take advantage of the option to delay adoption of new or revised accounting standards until they are required to be adopted by private companies; consequently, our current and prior financial statements may not be comparable to those of other public companies.

We are an “emerging growth company,” as defined in the JOBS Act, and we may take advantage of certain exemptions from various reporting requirements that are applicable to other public companies that are not “emerging growth companies” including, but not limited to, not being required to comply with the auditor attestation requirements of section 404 of the Sarbanes-Oxley Act, reduced disclosure obligations regarding executive compensation in our periodic reports and proxy statements, and exemptions from the requirements of holding a nonbinding advisory vote on executive compensation and stockholder approval of any golden parachute payments not previously approved. We will remain an “emerging growth company” through the year ending December 31, 2018, unless the market value of our common stock that is held by non-affiliates exceeds $700.0 million as of any June 30 before that time. We cannot predict if investors will find our common stock less attractive because we may rely on these exemptions. If some investors find our common stock less attractive as a result, there may be a less active trading market for our common stock and our stock price may be more volatile.

In addition, Section 107 of the JOBS Act (defined below) also provides that an emerging growth company can take advantage of the extended transition period provided in Section 7(a)(2)(B) of the Securities Act for complying with new or revised accounting standards, meaning that the company can delay the adoption of certain accounting standards until those standards would otherwise apply to private companies. We have chosen to take advantage of this extended transition period and, as a result, we will comply with new or revised accounting standards on the relevant dates on which adoption of such standards is required for private companies for as long as we maintain our emerging company status and do not revoke this election. Accordingly, the accounting standards that we apply while we remain an emerging growth company may differ materially from the accounting standards applied by other similar public companies, including emerging growth companies that have elected to opt out of this extended transition period. This election could have a material impact on our financial statements and the comparability of our financial statements to the financial statements of similar public companies. This potential lack of comparability could make it more difficult for investors to value our securities, which could have a material impact on the price of our common stock.

Risks Related To This Offering

This offering is expected to be dilutive, and there may be future dilution related to our common stock.

Giving effect to the issuance of shares of common stock in this offering, the receipt of the expected net proceeds and the use of those proceeds, we expect that this offering will have a dilutive effect on our expected earnings per share and FFO per share for the year ending December 31, 2015. The actual amount of dilution cannot be determined at this time and will be based upon numerous factors. Additionally, but subject to the 60-day lock-up restrictions described under the caption “Underwriting” in this prospectus, we are not restricted from issuing additional securities, including common stock, senior common stock, preferred stock and securities that are convertible into or exchangeable for, or that represent the right to receive, common stock, senior common stock, preferred stock or any substantially similar securities. The market price of our common stock could decline as a result of issuances or sales of a large number of shares of our common stock in the market after this offering, or the perception that such issuances or sales could occur. Additionally, future issuances or sales of substantial amounts of our common stock may be at prices below the offering price of the common stock offered by this prospectus and may result in further dilution in our earnings per share and FFO per share and adversely impact the market price of our common stock.

Securities eligible for future sale may have adverse effects on the share price of our common stock, and any additional capital raised by us through the sale of equity securities may dilute your ownership in us.

In addition to the securities registered and offered by this prospectus, we have the ability to raise up to $300 million of additional equity capital through the sale of common stock, senior common stock, preferred stock, debt securities, depositary shares and subscription rights that are registered under our universal shelf registration statement on Form S-3 (the “Universal Shelf”), in one or more future public offerings. As of the date of this prospectus, we have issued $15.0 million of securities under our Universal Shelf. Sales of substantial amounts of our common stock or the perception that these sales could occur, may adversely affect the liquidity of our common stock or prevailing market prices for our common stock. Large price changes or low trading volume may preclude you from buying or selling our common stock at all or at any particular price or during a time frame that meets your investment objectives.

In the future, we may attempt to increase our capital resources by making additional offerings of debt or equity securities. Upon liquidation, holders of preferred securities and debt securities, if any, and lenders with respect to other borrowings, such as our line of credit, would receive a distribution of our available assets prior to the holders of our common stock. Future equity offerings may dilute the holdings of our existing stockholders. If we decide to issue preferred stock, it could have a priority right to dividend payments that could limit our ability to make a dividend distribution to the holders of our common stock. Because our decision to issue securities in any future offering will depend on market conditions and other factors beyond our control, we cannot predict or estimate the amount, timing or nature of our future offerings.

Future holders of any securities ranking senior to our common stock will have dividend and liquidation rights that are senior to the rights of the holders of our common stock.

Any future holders of any securities ranking senior to our common stock will be entitled to receive their liquidation preference in full before we can pay distributions of remaining proceeds to all holders of shares of our common stock.

Shares of common stock will be ranked junior to any future preferred stock that we may issue with respect to dividends and liquidation rights. We may in the future attempt to increase our capital resources by making additional offerings of equity securities, including classes or series of shares of preferred stock, which would likely have preferences with respect to dividends or upon dissolution that are senior to our common stock. Because our decision to issue securities in any future offerings will depend on market conditions and other factors beyond our control, we cannot predict or estimate the amount, timing or nature of any such future offerings. Thus, our common stockholders bear the risk that our future offerings reduce the-per share trading price of our common stock and dilute their interest in us.

There was no active public market for our common stock prior to the IPO and the market price and trading volume of our common stock has been volatile at times following the IPO and may continue to be so following this offering, which may adversely impact the market for shares of our common stock and make it difficult to sell your shares.

Prior to the IPO, there was no active market for our common stock. Although our common stock is listed on the NASDAQ, the stock markets, including the NASDAQ on which our common stock is listed, have from time to time experienced significant price and volume fluctuations. In addition, we completed a follow-on public offering of our common stock under our Universal Shelf in September of 2014 and issued additional shares pursuant to the underwriters’ over-allotment exercise in October of 2014. As a result, the market price of shares of our common stock may be similarly volatile, and holders of shares of our common stock may from time to time experience a decrease in the value of their shares, including decreases unrelated to our operating performance or prospects. The offering price for shares of our common stock has been determined by negotiation between us and the underwriters. You may not be able to sell your shares of common stock at or above the offering price.

In addition, the trading prices of equity securities issued by REITs historically have been affected by changes in market interest rates. One of the factors that may influence the price of our common stock is the annual yield from distributions on our common stock as compared to yields on other financial instruments. An increase in market interest rates, which may lead prospective purchasers of our common stock to demand a higher annual yield, or a decrease in our distributions to stockholders, could reduce the market price of our common stock.

Other factors that could significantly affect the market price of our common stock include the following:

•	actual or anticipated variations in our operating results, FFO, cash flows or liquidity;

•	changes in earnings estimates of analysts and any failure to meet such estimates;

•	changes in our distribution policy;

•	publication of research reports about us or the agricultural real estate industry generally;

•	changes in market valuations of agricultural real estate;

•

adverse market reaction to the amount of our outstanding debt at any time, the amount of our maturing debt in the near- and medium-term and our ability to refinance such debt and the terms thereof or our plans to incur additional debt in the future;

•	additions or departures of key management personnel, including our ability to find attractive replacements;

•	speculation in the press or investment community;

•	the realization of any of the other risk factors included in, or incorporated by reference into, this prospectus;

•	changes in regulatory policies or tax laws, particularly with respect to REITs;

•	price and volume fluctuations in the stock market from time to time, which are often unrelated to the operating performance of particular companies;

•

significant volatility in the market price and trading volume of shares of REITs, real estate companies, agricultural companies or other companies in our sector, which is not necessarily related to the performance of those companies;

•	investor confidence in the stock market; and

•	general market and economic conditions.

Many of the factors listed above are beyond our control. Those factors may cause the market price of our common stock to decline, regardless of our financial performance, condition and prospects. It is impossible to provide any assurance that the market price of our common stock will not decline in the future, and it may be difficult for our stockholders to resell their shares of our common stock at prices that they find attractive, or at all.

Shares of our common stock have been thinly traded in the past.

Although a trading market for our common stock exists, the trading volume has not been significant and there can be no assurance that an active trading market for our common stock will be sustained in the future. As a result of the thin trading market or “float” for our stock, the market price for our common stock may fluctuate significantly more than the stock market as a whole. Without a large float, our common stock is less liquid than the stock of companies with broader public ownership and, as a result, the trading prices of our common stock may be more volatile. In addition, in the absence of an active public trading market, an investor may be unable to liquidate his or her investment in us. Trading of a relatively small volume of our common stock may have a greater impact on the trading price for our stock than would be the case if our public float were larger. We cannot predict the prices at which our common stock will trade in the future.

Our ability to pay dividends is limited by the requirements of Maryland law.

Our ability to pay dividends on our common stock is limited by the laws of Maryland. Under applicable Maryland law, a Maryland corporation generally may not make a distribution if, after giving effect to the distribution, the corporation would not be able to pay its debts as the debts become due in the usual course of business or the corporation’s total assets would be less than the sum of its total liabilities plus, unless the corporation’s charter permits otherwise, the amount that would be needed, if the corporation were dissolved at the time of the distribution, to satisfy the preferential rights upon dissolution of stockholders whose preferential rights are superior to those receiving the distribution. Accordingly, we generally may not make a distribution on our common stock if, after giving effect to the distribution, we would not be able to pay our debts as they become due in the usual course of business or our total assets would be less than the sum of our total liabilities plus, unless the terms of such class or series provide otherwise, the amount that would be needed to satisfy the preferential rights upon dissolution of the holders of shares of any class or series of preferred stock then outstanding, if any, with preferences upon dissolution senior to those of our common stock.

We have paid, may continue to pay, or may in the future pay distributions from offering proceeds, borrowings or the sale of assets to the extent our cash flow from operations or earnings are not sufficient to fund declared distributions. Rates of distribution to you will not necessarily be indicative of our operating results. If we make distributions from sources other than our cash flows from operations or earnings, we will have fewer funds available for the acquisition of properties and your overall return may be reduced.

Our organizational documents do not restrict our ability to make distributions from any source, including the net proceeds from this offering. There is no limit on the amount of offering proceeds we may use to pay distributions. During the early stages of our operations following the IPO, we funded certain of our distributions from the net proceeds of the IPO, borrowings and the sale of assets to the extent distributions exceed our earnings or cash flows from operations. To the extent we fund distributions from sources other than cash flow from operations, such distributions may constitute a return of capital and we will have fewer funds available for the acquisition of properties and your overall return may be reduced. Further, to the extent distributions exceed our earnings and profits, a stockholder’s basis in our stock will be reduced and, to the extent distributions exceed a stockholder’s basis, the stockholder will be required to recognize capital gain.

If the properties we acquire or invest in do not produce the cash flow that we expect in order to meet our REIT minimum distribution requirement, we may decide to borrow funds to meet the REIT minimum distribution requirements, which could adversely affect our overall financial performance.

We may decide to borrow funds in order to meet the REIT minimum distribution requirements even if our management believes that the then prevailing market conditions generally are not favorable for such borrowings or that such borrowings would not be advisable in the absence of such tax considerations. If we borrow money to meet the REIT minimum distribution requirement or for other working capital needs, our expenses will increase, our net income will be reduced by the amount of interest we pay on the money we borrow and we will be obligated to repay the money we borrow from future earnings or by selling assets, which may decrease future distributions to stockholders.

A limit on the percentage of our securities a person may own may discourage a takeover or business combination, which could prevent our stockholders from realizing a premium price for their stock.

Our charter generally restricts direct or indirect ownership by one person or entity to no more than 3.3% in value of the outstanding shares of our capital stock or more than 3.3% in value or in number of shares (whichever is more restrictive) of the outstanding shares of our common stock, unless exempted (prospectively or retroactively) by our board of directors. This restriction may have the effect of delaying, deferring or preventing a change in control of us, including an extraordinary transaction (such as a merger, tender offer or sale of all or substantially all of our assets) that might provide a premium price to our stockholders.

We operate as a holding company dependent upon the assets and operations of our subsidiaries, and because of our structure, we may not be able to generate the funds necessary to make dividend payments on our common stock.

We generally operate as a holding company that conducts its businesses through our subsidiaries. These subsidiaries conduct all of our operations and are our only source of income. Accordingly, we are dependent on cash flows and payments of funds to us by our subsidiaries as dividends, distributions, loans, advances, leases or other payments from our subsidiaries to generate the funds necessary to make dividend payments on our common stock. Our subsidiaries’ ability to pay such dividends and/or make such loans, advances, leases or other payments may be restricted by, among other things, applicable laws and regulations, any debt agreements and management agreements into which our subsidiaries may enter, which may impair our ability to make cash payments on our common stock. In addition, such agreements may prohibit or limit the ability of our subsidiaries to transfer any of their property or assets to us, any of our other subsidiaries or to third parties. Our future indebtedness or our subsidiaries’ future indebtedness may also include restrictions with similar effects

In addition, because we are a holding company, stockholders’ claims will be structurally subordinated to all existing and future liabilities and obligations (whether or not for borrowed money) of our Operating Partnership and its subsidiaries. Therefore, in the event of our bankruptcy, liquidation or reorganization, claims of our stockholders will be satisfied only after all of our and our Operating Partnership’s and its subsidiaries’ liabilities and obligations have been paid in full.

We have paid, may continue to pay, or may in the future pay distributions from offering proceeds, borrowings or the sale of assets to the extent our cash flow from operations or earnings are not sufficient to fund declared distributions. Rates of distribution to you will not necessarily be indicative of our operating results. If we make distributions from sources other than our cash flows from operations or earnings, we will have fewer funds available for the acquisition of properties and your overall return may be reduced.

Our organizational documents do not restrict our ability to make distributions from any source, including the net proceeds from this offering. There is no limit on the amount of offering proceeds we may use to pay distributions. During the early stages of our operations following the IPO, we funded certain of our distributions from the net proceeds of the IPO, borrowings and the sale of assets to the extent distributions exceed our earnings or cash flows from operations. To the extent we fund distributions from sources other than cash flow from operations, such distributions may constitute a return of capital and we will have fewer funds available for the acquisition of properties and your overall return may be reduced. Further, to the extent distributions exceed our earnings and profits, a stockholder’s basis in our stock will be reduced and, to the extent distributions exceed a stockholder’s basis, the stockholder will be required to recognize capital gain.

CAUTIONARY STATEMENT REGARDING FORWARD-LOOKING STATEMENTS

This prospectus supplement and the accompanying prospectus, including the documents incorporated by reference herein and therein, contain “forward-looking statements” within the meaning of Section 27A of the Securities Act of 1933, as amended, or the Securities Act, and Section 21E of the Securities Exchange Act of 1934, as amended, or the Exchange Act. Forward-looking statements provide our current expectations or forecasts of future events and are not statements of historical fact. These forward-looking statements include information about possible or assumed future events, including, among other things, discussion and analysis of our future performance and financial condition, results of operations and FFO, our strategic plans and objectives, cost management, occupancy and leasing rates and trends, liquidity and ability to refinance our indebtedness as it matures, anticipated capital expenditures (and access to capital) required to complete projects, amounts of anticipated cash distributions to our stockholders in the future and other matters. Words such as “anticipates,” “expects,” “intends,” “plans,” “believes,” “seeks,” “estimates” and variations of these words and similar expressions are intended to identify forward-looking statements, although not all forward-looking statements will contain these words. These statements are not guarantees of future performance and are subject to risks, uncertainties and other factors, some of which are beyond our control, are difficult to predict and could cause actual results to differ materially from those expressed or forecasted in the forward-looking statements. Statements regarding the following subjects, among others, are forward-looking by their nature:

•	our business strategy;

•	our ability to implement our business plan, including our ability to continue to expand both geographically and beyond annual row crops;

•	pending and future transactions;

•	our projected operating results;

•	our ability to obtain future financing arrangements;

•	estimates relating to our future distributions;

•	our understanding of our competition and our ability to compete effectively;

•	market and industry trends;

•	estimates of our future operating expenses, including payments to our Adviser and Administrator under the terms of our advisory and administration agreements;

•	our compliance with tax laws, including our recent election to qualify as a REIT for federal income tax purposes;

•	projected capital expenditures; and

•	use of the proceeds of this offering, our line of credit, mortgage notes payable, future stock offerings and other future capital resources, if any.

Forward-looking statements involve inherent uncertainty and may ultimately prove to be incorrect or false. You are cautioned not to place undue reliance on forward-looking statements. Except as otherwise may be required by law, we undertake no obligation to update or revise forward-looking statements to reflect changed assumptions, the occurrence of unanticipated events or actual operating results. Our actual results could differ materially from those anticipated in these forward-looking statements as a result of various factors, including, but not limited to:

•	our ability to successfully complete pending and future property acquisitions;

•	general volatility of the capital markets and the market price of our common stock;

•	our failure to qualify as a REIT and risks of change in laws that affect REITs;

•	changes in our industry, interest rates or the general economy;

•	natural disasters or climactic changes impacting the regions in which our tenants operate;

•	the adequacy of our cash reserves and working capital;

•	our failure to successfully integrate and operate acquired properties and operations;

•	defaults upon or non-renewal of leases by tenants;

•	decreased rental rates or increased vacancy rates;

•	the degree and nature of our competition, including with other agricultural real estate companies;

•

availability, terms and deployment of capital, including the ability to maintain and borrow under our line of credit and mortgage loan facility, arrange for long-term mortgages on our properties and raise equity capital;

•	our Adviser’s and our Administrator’s ability to identify, hire and retain highly-qualified personnel in the future;

•	changes in our business strategy;

•	changes in real estate and zoning laws and increases in real property tax rates;

•	changes in governmental regulations, tax rates and similar matters;

•	environmental liabilities for certain of our properties and uncertainties and risks related to natural disasters; and

•	the loss of any of our key executive officers, such as Mr. David Gladstone, our chairman, president and chief executive officer, Mr. Terry Lee Brubaker, our vice chairman and chief operating officer.

This list of risks and uncertainties, however, is only a summary of some of the most important factors to us and is not intended to be exhaustive. You should carefully review the risks and information contained in, or incorporated by reference into, this prospectus. New factors may also emerge from time to time that could materially and adversely affect us.

USE OF PROCEEDS

We estimate that the net proceeds to us from this offering will be approximately $         million, assuming an offering price of $         per share ($         million if the underwriters exercise their over-allotment option in full), after deducting the underwriting discount and estimated offering expenses payable by us. We intend to use the proceeds from this offering to fund pending and future property acquisitions, repay indebtedness and for other general corporate purposes. This offering is not contingent upon the closing of any pending acquisitions.

Our line of credit matures in April 2024, and the applicable interest rate per annum is equal to the greater of (i) the London Interbank Offered Rate (“LIBOR”), or (ii) 2.75% per annum, in each case plus a spread equal to 2.5%, with such spread subject to adjustment in April 2017. Currently, our line of credit has an outstanding balance of $8.5 million, and the maximum amount available to be drawn is approximately $10.8 million. Capacity to borrow under the line of credit, which has a maximum commitment amount of $25.0 million, is limited to 58% of the appraised value of property that is pledged as collateral.

Pending application of any portion of the net proceeds as described above, we may invest it in interest-bearing accounts and short-term, interest-bearing securities as is consistent with our intention to maintain our qualification as a REIT for federal income tax purposes. Such investments may include, for example, obligations of the Government National Mortgage Association, other government and governmental agency securities, certificates of deposit and interest-bearing bank deposits.

A tabular presentation of our estimated use of the proceeds to us from this offering, assuming no exercise of the underwriters’ over-allotment option, is set forth below:

	Amount		Percentage
Gross offering proceeds	$		100.00%
Less offering expenses:
Underwriting discount
SEC registration fee		4,067	0.03%
FINRA filing fees		5,750	0.04%
NASDAQ fee		16,500	0.13%
Printing and engraving expenses(1)		25,000	0.19%
Legal fees and expenses(1)		94,000	0.72%
Accounting fees and expenses(1)		40,000	0.31%
Transfer agent and registrar fees(1)		10,000	0.08%
Miscellaneous offering expenses(1)		50,000	0.38%

Estimated net proceeds to us to be used to acquire properties, repay indebtedness and for other general corporate and working capital purposes(2)	$		%

(1)	Estimated.
(2)	Aside from reimbursement of offering-related expenses, we do not intend to make any payments to our Adviser or any of its affiliates using proceeds of the offering. While we will make payments to our Adviser and Administrator pursuant to the terms of our agreements with these entities, such payments will come from rental revenues, rather than offering proceeds. We will not pay acquisition fees to our Adviser when we acquire real estate, and we will not pay fees to our Adviser when we lease properties to tenants or when we sell real estate.

DISTRIBUTION POLICY

We intend to continue to make regular monthly distributions to the holders of our common stock.

Any distributions made by us will be authorized by our Board of Directors out of funds legally available and, therefore, will be dependent upon a number of factors, including restrictions under applicable law. Though we currently declare our distributions quarterly and pay our distributions monthly, the actual amount, timing and frequency of our distributions will be at the discretion of, and authorized by, our Board of Directors and will depend on our actual results of operations and a number of other factors, including our earnings, taxable income, FFO, AFFO, financial condition, liquidity, capital requirements, debt maturities, the availability of capital, contractual prohibitions or other restrictions, applicable REIT and legal restrictions and general overall economic conditions and other factors. While the statements in this prospectus concerning our distribution policy represent our current expectations, any actual distribution payable will be determined by our Board of Directors based upon the circumstances at the time of authorization and the actual number of shares of common stock then outstanding, and any future cash distribution payable on our common stock may vary from such expected amounts.

We may retain earnings, if any, of our TRS, and such amount of cash would not be available to satisfy the 90% distribution requirement. If our cash available for distribution to our stockholders is less than 90% of our REIT taxable income, we may be required to sell assets or borrow funds to make distributions. Dividend distributions to our stockholders will generally be taxable to our stockholders as ordinary income to the extent of our current or accumulated earnings and profits.

Distributions

Our common stock is listed on The NASDAQ Global Market under the symbol “LAND.” The following table reflects the range of the high and low sale prices of our common stock on The NASDAQ Global Market and the distributions declared per common share for each quarter in the years ended December 31, 2014 and 2013 and for the current fiscal year through April 24, 2015. Distributions to common stockholders are currently declared quarterly and paid monthly. As of March 16, 2015, there were 3,996 holders of our common stock. During the years ended December 31, 2014 and 2013, we paid aggregate distributions to stockholders of approximately $2.5 million and $9.7 million, respectively.

		Price Range		Distributions per Common Share
Period		Low	High
2013:	Q1(1)	$14.00	$15.83	$0.080
	Q2	15.00	18.74	0.360
	Q3	14.99	17.45	0.360
	Q4	15.48	17.40	0.690	(2)

2014:	Q1	$11.75	$16.17	$0.090
	Q2	10.78	14.50	0.090
	Q3	11.56	13.87	0.090
	Q4	8.89	12.27	0.090

2015:	Q1	$9.95	$12.28	$0.105
	Q2(3)	11.76	12.39	0.120

(1)	From January 29, 2013, through March 31, 2013.
(2)	Includes a one-time distribution of $0.33 per share representing the final distribution of our remaining accumulated earnings and profits from prior years.
(3)	From April 1, 2015, through May 8, 2015. See Recent Developments—Payment of Distributions for more information regarding distributions declared during this quarter.

CAPITALIZATION

The following table sets forth our cash and cash equivalents and capitalization as of December 31, 2014:

•	on an actual basis;

•	on a pro-forma basis to reflect certain transactions since December 31, 2014; and

•

on an as adjusted basis to reflect (i) the sale of 1,100,000 shares of our common stock offered by us in this offering after the deduction of the underwriting discounts and commissions and other estimated expenses payable by us and (ii) the application of the net proceeds as set forth under “Use of Proceeds, assuming a sales price of $11.89 per share of common stock, which is the closing stock price on May 11, 2015.” The table does not give effect to the issuance of up to 165,000 additional shares of our common stock that may be sold pursuant to the underwriters’ over-allotment option and does not take into account any underwriting discounts.

You should read this table in conjunction with the sections entitled “Management’s Discussion and Analysis of Financial Condition and Results of Operations” included herein, and our consolidated financial statements, related notes and other financial information incorporated by reference into or contained in this prospectus.

	Actual	Pro Forma(1)	As Adjusted
Cash and cash equivalents	$2,619,342	$4,078,689	5,012,372

Debt:
Mortgage notes and bonds payable	$82,417,361	$92,595,361	92,595,361
Borrowings under line of credit	4,000,000	12,000,000	100,000

Total debt	$86,417,361	$104,595,361	92,695,361

Stockholders’ equity:
Common stock, $0.001 par value per share: 20,000,000 shares authorized, 7,753,717 shares issued and outstanding, actual and pro-forma; and 8,853,717 shares issued and outstanding, as adjusted	$7,754	$7,754	8,854
Additional paid-in capital	65,366,309	65,366,309	78,198,892
Distributions in excess of accumulated earnings	(5,404,735)	(5,413,367)	(5,413,367)

Total stockholders’ equity	59,969,328	59,960,696	72,794,379

Total capitalization	$146,386,689	$164,556,057	165,489,740

(1)	Reflects additional borrowings under the Farmer Mac Facility since December 31, 2014, of approximately $10.2 million, and additional borrowings under the New MetLife Line of Credit since December 31, 2014, of $8.0 million, which borrowings were used to fund approximately $17.0 million of acquisitions that have been consummated since December 31, 2014.

DILUTION

Dilution is the amount by which the offering price paid by the purchasers of the shares of common stock sold in the offering exceeds the net tangible book value per share of common stock after the offering. Net tangible book value per share is determined at any date by subtracting our total liabilities from the total book value of our tangible assets and dividing the difference by the number of shares of common stock deemed to be outstanding at that date.

Our net tangible book value as of December 31, 2014, was $58.8 million, or $7.58 per share. After giving effect to the receipt of approximately $12.8 million of estimated net proceeds from our sale of shares of common stock in this offering at an assumed offering price of $11.89 per share, our net tangible book value as of December 31, 2014, would have been $71.6 million, or $8.09 per share. This represents an immediate increase in net tangible book value of $0.51 per share to our existing stockholders and an immediate dilution of $3.80 per share to new investors purchasing shares of common stock in the offering. The following table illustrates this substantial and immediate per share dilution to new investors.

Assumed offering price per share		$11.89
Net tangible book value per share at December 31, 2014	$7.58
Pro-forma increase per share attributable to new investors	0.51

Pro forma net tangible book value per share after giving effect to this offering		8.09

Dilution in net tangible book value per share to new investors		$3.80

A $1.00 increase (decrease) in the assumed offering price of $11.89 per share would increase (decrease) our pro forma net tangible book value by $1.1 million, the pro forma net tangible book value per share by $0.12 per share and the dilution per share to new investors in this offering by $0.88, assuming the number of shares offered by us, as set forth on the cover page of this prospectus, remains the same and after deducting the estimated underwriting discount and estimated expenses payable by us.

If the underwriters exercise their option to purchase additional shares in full, the pro forma net tangible book value per share after the offering would be $8.16 per share, the increase in the pro forma net tangible book value per share to the existing stockholders would be $0.58 per share and the dilution to new investors purchasing common stock in this offering would be $3.73 per share.

The following table summarizes, as of December 31, 2014:

•	the total number of shares of common stock purchased from us by our existing stockholders and by new investors purchasing shares in this offering;

•

the total consideration paid to us by our existing stockholders and by new investors purchasing shares in this offering, assuming an offering price of $11.89 per share, before deducting the estimated underwriting discount and estimated offering expenses payable by us in connection with this offering; and

•	the average price per share paid by our existing stockholders and by new investors purchasing shares in this offering.

	Shares Purchased		Total Consideration		Average Price per Share
	Number	Percent	Amount	Percent
Existing stockholders	7,753,717	87.6%	$71,730,713	84.6%	$9.25
New investors	1,100,000	12.4	13,079,000	15.4	$11.89

Total	8,853,717	100.0%	$84,809,713	100.0%

A $1.00 increase (decrease) in the assumed offering price of $11.89 per share would increase (decrease) total consideration paid by new investors by $1.1 million, assuming the number of shares offered by us, as set forth on the cover page of this prospectus, remains the same and without deducting the underwriting discount and estimated expenses payable by us.

SELECTED FINANCIAL DATA

You should read the following selected consolidated financial data together with “Management’s Discussion and Analysis of Financial Condition and Results of Operations,” our consolidated statements and the related notes included elsewhere in this prospectus. The selected financial data in this section is not intended to replace our financial statements and the accompanying notes.

The selected consolidated financial data as of and for the years ended December 31, 2014, 2013, 2012, 2011 and 2010 are derived from audited and, where noted, unaudited consolidated financial statements incorporated by reference into or included elsewhere in this prospectus and from internal records. Our historical results of operations are not necessarily indicative of results of operations that should be expected in any future periods, and our results for any interim period are not necessarily indicative of the results that may be expected for a full fiscal year.

	As of and For the Years Ended December 31,
	2014	2013	2012	2011	2010
Operating Data:
Total operating revenues	$7,184,922	$4,038,138	$3,390,594	$2,964,082	$2,418,111
Operating income	$1,599,972	$1,357,453	$1,901,615	$1,282,828	$1,564,581
Net (loss) income before income taxes	$(98,631)	$295,047	$900,692	$13,730	$877,127
Net (loss) income	$(125,133)	$(1,224,683)	$600,373	$6,219	$560,523
Funds from operations(1)(6)	$1,610,511	$(502,228)	$1,074,853	$511,787	$877,767
Adjusted funds from operations(2)(6)	$3,126,433	$1,193,931	$1,291,337	$1,050,694	$1,204,545

Share and Per-Share Data:
Weighted average common shares outstanding — basic and diluted	6,852,917	6,214,557	2,750,000	2,750,000	2,750,000
(Loss) earnings per weighted average common share — basic and diluted	$(0.02)	$(0.20)	$0.22	$0.00	$0.20
Funds from operations — basic and diluted(1)(6)	$0.24	$(0.08)	$0.39	$0.19	$0.32
Adjusted funds from operations — basic and diluted(2)(6)	$0.46	$0.19	$0.47	$0.38	$0.44
Distributions per common share	$0.36	$1.49	$—	$0.37	$—

Balance Sheet Data:
Real estate and lease intangibles, net(3)	$145,257,763	$75,622,247	$37,351,944	$30,326,780	$17,760,574
Total assets	$151,702,624	$93,673,464	$40,985,848	$32,768,277	$29,034,484
Aggregate borrowings(4)	$86,417,361	$43,154,165	$30,817,880	$24,133,000	$19,755,621
Total stockholders’ equity	$59,969,328	$48,511,992	$8,136,726	$7,536,353	$8,547,633
Total common shares outstanding	7,753,717	6,530,264	2,750,000	2,750,000	2,750,000

Supplemental Data:
Cash flows from operations	$3,543,622	$(460,353)	$1,137,777	$1,898,093	$665,261
Number of farms owned(6)	32	21	12	8	2
Gross acreage owned(6)	8,039	6,000	1,630	1,287	960
Occupancy rate(6)	100%	100%	100%	100%	100%
Fair value of farmland portfolio(5)(6)	$192,952,933	$115,977,120	$75,459,000	$66,080,073	$53,600,000
Net asset value per share(5)(6)	$13.94	$13.51	$16.82	$15.74	$15.99

(1)	Funds from operations is a term developed by the National Association of Real Estate Investment Trusts and is defined below.
(2)	Adjusted funds from operations is defined below.
(3)	Consists of the initial acquisition price (including the costs allocated to both tangible and intangible assets, excluding those allocated to above- and below-market lease values), plus subsequent improvements and other capitalized costs associated with the properties, and adjusted for depreciation and amortization accumulated through December 31, 2014.
(4)	Representative of all borrowings of the Company, including mortgage notes payable, bonds payable and borrowings under lines of credit.
(5)	As presented in Item 7, “Management’s Discussion and Analysis of Financial Condition and Results of Operations — Net Asset Value.”
(6)	Unaudited.

The National Association of Real Estate Investment Trusts (“NAREIT”) developed funds from operations (“FFO”) as a relative non-GAAP supplemental measure of operating performance of an equity REIT to recognize that income-producing real estate historically has not depreciated on the same basis determined under GAAP. FFO, as defined by NAREIT, is net income (computed in accordance with GAAP), excluding gains or losses from sales of property and impairment losses on property, plus depreciation and amortization of real estate assets, and after adjustments for unconsolidated partnerships and joint ventures. We further present adjusted fund from operations (“AFFO”) as an additional non-GAAP financial measure, as we believe AFFO to be a more useful supplemental metric for investors to use in assessing our operational performance on a more sustainable basis than FFO.

We calculate AFFO by adjusting FFO for the following items:

•

A net adjustment for the straight-lining of rents. This adjustment removes the straight-lining of rental income and also includes the removal of amortization related to above- and below-market lease values and to leasehold improvements, resulting in rental income reflected on a cash basis.

•

Plus acquisition-related expenses. Acquisition-related expenses are incurred for investment purposes and do not correlate with the operations of our existing portfolio. Further, due to the inconsistency in which these costs are incurred and how they are treated for accounting purposes, we believe the exclusion of these expenses improves comparability of our results on a period-to-period basis.

•

Plus income tax provision. We have elected to be treated as a REIT for federal tax purposes beginning with our taxable year ended December 31, 2013. As a REIT, we generally will not be subject to federal income taxes on amounts distributed to our stockholders, provided we meet certain conditions. As such, we believe it is beneficial for investors to view our results of operations excluding the impact of income taxes.

•	Plus amortization of deferred financing costs. The amortization of costs incurred to obtain financing is excluded from AFFO, as it is a non-cash expense item.

•	Adjustments for other one-time charges. We will adjust for certain non-recurring charges and receipts and will explain such adjustments accordingly.

FFO and AFFO do not represent cash flows from operating activities in accordance with GAAP, which, unlike FFO and AFFO, generally reflects all cash effects of transactions and other events in the determination of net income, and should not be considered an alternative to net income as an indication of our performance or to cash flows from operations as a measure of liquidity or ability to make distributions. Comparisons of FFO and AFFO, using the NAREIT definition for FFO and the definition above for AFFO, to similarly-titled measures for other REITs may not necessarily be meaningful due to possible differences in the definitions used by such REITs.

AFFO available to common stockholders is AFFO, adjusted to subtract distributions made to holders of preferred stock, if applicable. We believe that net income available to common stockholders is the most directly comparable GAAP measure to AFFO available to common stockholders.

Basic adjusted funds from operations (“Basic AFFO”) per share and diluted adjusted funds from operations (“Diluted AFFO”) per share are AFFO available to common stockholders divided by the number of weighted average shares of common stock outstanding and AFFO available to common stockholders divided by the number of weighted average shares of common stock outstanding on a diluted basis, respectively, during a period. We believe that AFFO available to common stockholders, Basic AFFO per share and Diluted AFFO per share are useful to investors because they provide investors with a further context for evaluating our AFFO results in the same manner that investors use net income and earnings per share (“EPS”) in evaluating net income available to common stockholders. In addition, because many REITs provide AFFO available to common stockholders, Basic AFFO and Diluted AFFO per share information to the investment community, we believe these are useful supplemental measures when comparing us to other REITs. We believe that net income is the most directly-comparable GAAP measure to AFFO, basic EPS is the most directly-comparable GAAP measure to Basic AFFO per share, and diluted EPS is the most directly-comparable GAAP measure to Diluted AFFO per share.

The following table provides a reconciliation of our FFO and AFFO for the fiscal years ended December 31, 2014, 2013, 2012, 2011 and 2010 to the most directly-comparable GAAP measure, net income, and a computation of basic and diluted AFFO per weighted average share of common stock:

	For the Years Ended
	2014	2013	2012	2011	2010
Net (loss) income available to common stockholders	$(125,133)	$(1,224,683)	$600,373	$6,219	$560,523
Plus: Real estate and intangible depreciation and amortization	1,735,644	722,455	474,480	505,568	317,244

FFO available to common stockholders	1,610,511	(502,228)	1,074,853	511,787	877,767

Net adjustment for straight-lining of rents	1,089,057	(7,320)	(296,801)	441,539	—
Plus: Acquisition-related expenses	520,352	153,725	153,494	63,489	—
Plus: Income tax provision	26,502	1,519,730	300,319	7,511	316,604
Plus: Amortization of deferred financing costs	53,286	30,024	59,472	26,368	10,174
(Minus) plus: Other one-time (receipts) charges, net(1)	(173,275)	—	—	—	—

AFFO available to common stockholders	$3,126,433	$1,193,931	$1,291,337	$1,050,694	$1,204,545

Weighted average common shares outstanding — basic & diluted	6,852,917	6,214,557	2,750,000	2,750,000	2,750,000

FFO per weighted average common share — basic and diluted	$0.24	$(0.08)	$0.39	$0.19	$0.32

AFFO per weighted average common share — basic and diluted	$0.46	$0.19	$0.47	$0.38	$0.44

(1)	Includes the addition of $89,688 of repairs incurred as a result of the fire on the cooler on West Gonzales that were expensed during the year ended December 31, 2014, netted against the property and casualty recovery, net, of $262,963 recorded during the year ended December 31, 2014.

MANAGEMENT’S DISCUSSION AND ANALYSIS OF

FINANCIAL CONDITION AND RESULTS OF OPERATIONS

OVERVIEW

General

We are an externally-managed real estate investment trust (“REIT”) that is engaged primarily in the business of owning and leasing farmland; we are not a grower, nor do we farm the properties we own. As of the date of this prospectus, we owned 8,789 acres, comprised of 34 farms (15 in California, 10 in Florida, 4 in Michigan, 4 in Oregon and 1 in Arizona) that are leased to 29 separate and unrelated tenants. Our tenants consist of both independent and corporate farming operations, all of which are unrelated to us. We intend to acquire more farmland in these and other states in our regions of focus that is or will be leased to farmers, and we expect that most of our future tenants will be independent or corporate farming operations that are unrelated to us. We may also acquire property related to farming, such as cooling facilities, freezer buildings, packinghouses, box barns, silos, storage facilities, greenhouses, processing plants and distribution centers. We generally lease our properties on a triple-net basis, an arrangement under which, in addition to rent, the tenant is required to pay the related taxes, insurance costs (including drought insurance if we were to acquire properties that depend upon rainwater for irrigation), maintenance and other operating costs. We may also elect to sell farmland at certain times, such as when the land could be developed by others for urban or suburban uses.

To a lesser extent, we may provide senior secured first-lien mortgages to farmers for the purchase of farmland and farm-related properties. We expect that any mortgages we make would be secured by farming properties that have been in operation for over five years with a history of crop production and profitable farming operations. To date, we have not identified any properties for which to make loans secured by properties.

We were incorporated in 1997, primarily for the purpose of operating strawberry farms through our former subsidiary, Coastal Berry Company, LLC (“Coastal Berry”), an entity that provided growing, packaging, marketing and distribution of fresh berries and other agricultural products. We operated Coastal Berry as our primary business until 2004, when it was sold to Dole Food Company (“Dole”).

Since 2004, our operations have consisted solely of leasing our farms to third-party tenants. We also lease a small parcel on our 653-acre farm near Oxnard, California (“West Gonzales”), to an oil company. We do not currently intend to enter into the business of growing, packing or marketing farmed products; however, if we do so in the future, we expect that it would be through a taxable REIT subsidiary (“TRS”).

We conduct substantially all of our investment activities through, and all of our properties are held, directly or indirectly, by our Operating Partnership. We control our Operating Partnership as its sole general partner, and we also currently own, directly or indirectly, all outstanding OP Units of our Operating Partnership. We have the ability and, in the future, we expect to offer equity ownership in our Operating Partnership by issuing OP Units from time to time, in whole or in part, in exchange for agricultural real property. By structuring our acquisitions in this manner, the sellers of the real estate will generally be able to defer the realization of gains until they redeem the OP Units or sell the OP Units for cash. Persons who receive OP Units in our Operating Partnership in exchange for real estate or interests in entities that own real estate will be entitled to redeem these OP Units for cash or, at our election, shares of our common stock on a one-for-one basis at any time after holding the OP Units for one year. To date, no properties have been acquired through issuance of OP Units.

We intend to continue to lease our farm properties to corporate farmers or independent farmers that sell their products through national corporate marketers-distributors. We currently have no plans to make mortgage loans on farms, but we may make mortgage loans on farms and farm-related properties in the future. We expect to continue to earn rental and interest income from our investments.

Our Adviser manages our real estate portfolio pursuant to the Amended Advisory Agreement, and our Administrator provides administrative services to us pursuant to the Amended Administration Agreement. Our Adviser and our Administrator collectively employ all of our personnel and pay directly their salaries, benefits and general expenses.

On September 3, 2014, we filed our 2013 federal income tax return, on which we elected to be taxed as a REIT for federal tax purposes beginning with our tax year ended December 31, 2013. As a REIT, we generally will not be required to pay federal and state income taxes on the distributions we make to our stockholders. Any TRS through which we may conduct operations will be required to pay federal and state income taxes on its taxable income, if any, at the then-applicable corporate rates. To the extent we do not maintain our qualification to be taxed as a REIT or revoke our REIT status for federal income tax purposes, we will be subject to regular corporate income tax on our taxable income.

As described further below, we have used all of the proceeds received from our IPO and from our follow-on offering in September 2014 (the “Follow-on Offering”) for new property acquisitions, improvements on existing properties, distributions to stockholders, repayment of existing indebtedness and other general corporate purposes.

Objectives and Strategies

Our principal business objective is to maximize stockholder returns through a combination of: (1) monthly cash distributions to our stockholders, which we hope to sustain and increase through long-term growth in cash flows from increased rents; (2) appreciation of our land; and (3) capital gains derived from the sale of our properties. Our primary strategy to achieve our business objective is to invest in a diversified portfolio of triple-net leased farmland and properties related to farming operations.

We expect that most of our future tenants will be independent or corporate farming operations that are unrelated to us. We intend to continue to lease our properties under triple-net leases, an arrangement under which the tenant maintains the property while paying the related taxes, maintenance and insurance costs, as well as rent to us. We are actively seeking and evaluating other farm properties for potential purchase. All potential acquisitions will be subject to due diligence procedures, and there can be no assurance that we will be successful in identifying or acquiring additional properties in the future.

Leases

Most of our agricultural leases are on a triple-net basis and have original terms ranging from 3 to 10 years for properties growing row crops and 5 to 15 years for properties growing permanent crops, often with options to extend the lease further. Rent is generally payable to us on either an annual or semi-annual basis, with one-half due at the beginning of the year and the other half due later in the year. Further, most of our leases contain provisions that provide for annual increases in the rental amounts payable by the tenants, often referred to as escalation clauses. The escalation clauses may specify fixed dollar amount or percentage increases each year, or it may be variable, based on standard cost of living or inflation indices. In addition, some leases that are longer-term in nature may require a regular survey of comparable land rents, with the rent owed per the lease being adjusted to reflect current market rents. We have not entered into any leases that include variable rent based on the success of the harvest each year; however, should we choose to do so, we would generally require the lease to include the guarantee of a minimum amount of rental income that satisfies our investment return criteria. Currently, our 34 farms are leased under original lease terms ranging from 1 to 15 years, with 21 farms leased on a pure triple-net basis, and 13 farms leased on a partial-net basis, with the landlord responsible for all or a portion of the related property taxes. However, due to follow-on leases we have executed on certain of our properties, two of our farms that are currently leased on a partial-net basis will convert to pure triple-net leases in November 2015.

We monitor our tenants’ credit quality on an ongoing basis by, among other things, periodically conducting site visits of the properties to ensure farming operations are taking place and to assess the general maintenance of the properties. To date, no changes to credit quality of our tenants have been identified, and all tenants continue to pay pursuant to the terms of their respective leases.

Lease Expirations

Farm leases are often short-term in nature, so in any given year, we may have multiple leases up for renewal or extension. We had two agricultural leases that were originally due to expire in 2014, one on 196 acres of farmland (“West Beach”) and one on 307 acres of farmland (“San Andreas”), both near Watsonville, California. However, during the first half of 2014, we were able to re-lease both properties prior to their expirations and without any downtime. The two properties were re-leased for periods of nine and six years, respectively, at rental rates representing an average increase in minimum annualized straight-lined rental income of 26.0% over the previous leases. In aggregate, these properties accounted for approximately 6.3% of the total acreage owned as of December 31, 2014, and 13.4% of the total rental income recorded for the year ended December 31, 2014.

We have three agricultural leases due to expire in 2015: one on 72 acres of farmland near Watsonville, California (“Dalton Lane”), and two on 333 acres of farmland near Oxnard, California (“Santa Clara Avenue”). We have begun negotiations regarding lease renewals on both of these properties, and we anticipate being able to renew the leases prior to their respective expirations. In addition, given the current market conditions in the respective regions where these properties are located, we expect to be able to renew the leases at higher rental rates, compared to those of the existing leases. However, there can be no assurance that we will be able to renew the leases at a rate favorable to us, if at all, or be able to find a replacement tenant, if necessary.

In addition, we also have a surface area lease with an oil company on eight acres of West Gonzales that is renewed on an annual basis and continues for so long as the tenant continues to use its oil rights. We have received confirmation that the tenant intends to continue its lease for 2015. Under the terms of the lease, the amount of rent owed increases on an annual basis commensurate with the rental increases per the agricultural lease in place on West Gonzales. This lease accounted for approximately 0.4% of the rental income recorded during the year ended December 31, 2014.

Mortgages

We may also make loans to farmers for the purchase of farmland and other properties related to farming, not to exceed 5.0% of the fair value of our total assets, over time. These loans would be secured by mortgages on the property. In the event that we make any such loans, we expect that the typical mortgage would carry a fixed interest rate over a term of three to five years and would require interest-only payments with no amortization of the principal until maturity. We expect that the mortgage would be set up to have the senior claim on the property but would not require the owner to guarantee the mortgage personally. If we make mortgage loans, we intend to provide borrowers with a conditional put option giving them the right to sell the property to us at a predetermined fair market value, and we also may have a call option to buy the property from the borrower. To date, we have not identified any properties for which to make loans secured by properties.

Business Environment

The United States (the “U.S.”) continues to see signs of an overall improving economy; however, uncertainty continues to exist on many levels. A rapidly-improving labor market, a fairly healthy housing market and a strengthening U.S. dollar has led to an increase in recent U.S. consumer sentiment. However, geopolitical concerns abroad and a weak global outlook serve to intensify the broader economic uncertainties here in the U.S. Further, since the Federal Reserve (the “Fed”) ended its bond-buying program in October 2014, questions have arisen as to when it will raise interest rates. While some expect this increase in interest rates to occur as early as this summer, certain indicators currently exist that would argue against a move towards such an increase. For example, impeded by a plunge in energy prices, inflation has slowed and remains below the Fed’s annual target of 2%. A rise in interest rates could cause the U.S. dollar to increase even more, pulling inflation away from that target. In the meantime, interest rates remain near zero, which has led to increased competition for new acquisitions and compressed capitalization rates. The risk of rising interest rates could cause our borrowing costs to rise, which may negatively impact our ability to access both the debt and equity markets on favorable terms. Unfavorable economic conditions and uncertainty of legislation related to agriculture could also have a material adverse effect on one or more of our tenants, as well as on our business, financial condition and results of operations.

Increasing global demand for food has led to both steady and significant increases in farmland values across the majority of the U.S. over the past decade. According to the U.S. Department of Agriculture (the “USDA”),

average per-acre values of U.S. farmland have more than doubled since 2009. Moreover, according to the National Council of Real Estate Investment Fiduciaries (“NCREIF”), the values of U.S. farmland have averaged returns of 12.6% over the past year and 14.1% annually since 1990. These value increases are even higher for high-quality U.S. cropland, which is where we invest, partially in response to lifestyle shifts away from processed and frozen foods towards fresh produce. While farmland values in parts of the Midwest declined for the first time in decades during 2014, driven by sharply lower grain prices, according to NCREIF, annual cropland in the regions where our properties are located continued to experience steady increases in value, as they have each year since 1990. We expect this trend to become even stronger as per-capita income rises and a higher percentage of household income is dedicated towards food.

Domestic and global population growth is a major driver behind the overall increased value and demand for farmland. According to the Food and Agriculture Organization of the United Nations, global population is expected to grow by 34% between 2009 and 2050. In contrast, over the same period, the area of arable land is projected to expand by only 5%, with the ongoing trend of rapid urbanization and conversion of farmland continuing at an accelerating pace. Quality farmland in the U.S. currently has a near-zero vacancy rate, compared to vacancy rates of over 14% for office space, according to a recent quarterly report released by CBRE Group, Inc. Further, according to the USDA, approximately 40% of all U.S. farm acreage is operated by non-owners, and we expect that several factors, including steadily-increasing land prices, the increasing average age of farmers in the U.S. and expanding government crop insurance programs that encourage farmers to invest more in expanding their operations than in owning more farmland, exist that will influence growers towards renting versus owning their own farmland. Given the trends currently driving increased demand for farmland, we do not believe vacancy rates for U.S. farmland will increase over the short- or long-terms.

We believe that population growth and the rising demand for food and U.S. farmland, which is drastically mismatched with the shrinking supply of farmland, will result in a strong increase in demand for our farms over the long-term, enabling us to consistently increase the rental rates on our farms. We also expect that the values of our farmland will increase at rates greater than that of inflation, helping to offset the impact of expected rising interest rates. However, while increased development and changing patterns of use are likely to increase the land values and rents in our portfolio, it could also result in upward pressure on prices for farms that we seek to acquire. We intend to mitigate this risk by continuing to seek out superior and diversified cropland across the U.S. and including annual escalations and market-rate adjustments to the rental rates in our leases.

Concerns over water rights and the overall availability of water have been a major cause in the slowing of acreage increases of U.S. croplands. In California, the recent drought has driven prices for farmland located in highly-desirable regions with water accessibility upwards and has forced many producers to either cut back on acres in production or move to less-desirable regions. Fortunately, the drought has had little impact on our farms, since all of our properties have their own water sources via wells which undergo thorough testing to ensure adequate depth, flow and crop coverage. In addition, despite the impact of last year’s drought, the weather in California over the past year has been favorable for fresh produce, particularly strawberries, as quality and yields have remained high. In Florida, fruit and vegetable production is experiencing its strongest season in over four years, as a result of ideal weather, excellent quality and inconsistent production out of Mexico. Blueberry production conditions have also been excellent this year in the Pacific Northwest, where four of our farms are located. However, in the unlikely event that our tenants begin to experience significant losses due to the drought, a major mitigating factor is the recently-enacted U.S. farm bill, the Agricultural Act of 2014 (the “Farm Bill”). In addition to increasing government subsidy amounts and improving existing crop insurance program for farmers, the Farm Bill has also expanded the emergency programs to provide significantly better coverage to such events as disaster and drought relief.

Recent Developments

Preliminary Estimates of Results for the Three Months Ended March 31, 2015

Set forth below are certain preliminary estimates of our results of operations for the three months ended March 31, 2015. These estimates represent the most current information available to management, as our financial closing procedures for the quarter ended March 31, 2015, are not yet complete. These estimates are not a comprehensive statement of our financial results for the three months ended March 31, 2015, and our actual results may differ materially from these estimates as a result of the completion of our financial closing procedures, final adjustments and other developments arising between now and the time that our financial results for the three months ended March 31, 2015, are finalized. The estimates for the three months ended March 31, 2015 are not necessarily indicative of any future period and should be read together with “Risk Factors” section of this prospectus. The preliminary financial data included below has been prepared by, and is the responsibility of, our management. PricewaterhouseCoopers LLP (“PwC”), our independent registered public accounting firm, has not audited, reviewed, compiled or performed any procedures with respect to the accompanying preliminary financial data. Accordingly, PwC does not express an opinion or any other form of assurance with respect thereto.

The following are preliminary estimates for and as of the three months ended March 31, 2015:

Total operating revenues for the three months ended March 31, 2015, are preliminarily estimated to be approximately $2.6 million, compared to $1.5 million for the three months ended March 31, 2014. The estimated increase in operating revenues was primarily a result of the rental income attributable to 13 additional farms that we acquired since March 31, 2014.

Total operating expenses for the three months ended March 31, 2015, are preliminarily estimated to be approximately $1.7 million, compared to total operating expenses of $1.1 million for the three months ended March 31, 2014. The estimated increase in total operating expenses for the three months ended March 31, 2015, was primarily due to an increase in depreciation and amortization expense, as a result of the additional farms we acquired, as mentioned above, and additional site improvements made on existing properties since March 31, 2014.

Total other expenses for the three months ended March 31, 2015, are preliminarily estimated to be approximately $0.9 million, compared to total other expenses of $0.4 million for the three months ended March 31, 2014. The estimated increase in total other expenses was primarily due to an increase in interest expense, as a result of increased overall borrowings.

FFO available to common stockholders for the three months ended March 31, 2015, is preliminarily estimated to be approximately $0.8 million, or $0.11 per share, compared to $0.3 million, or $0.05 per share, for the three months ended March 31, 2014. AFFO available to common stockholders for the three months ended March 31, 2015, is preliminarily estimated to be approximately $0.9 million, or $0.11 per share, compared to $0.5 million, or $0.07 per share, for the three months ended March 31, 2014. Our per-share increases in FFO and AFFO for the three months ended March 31, 2015, were partially offset by an increase in our weighted-average common shares outstanding, which increased by 1,223,453 shares when compared to the three months ended March 31, 2014.

Additionally, we estimate that our total assets will be approximately $172.1 million at March 31, 2015, compared to $151.7 million as of December 31, 2014, primarily due to the acquisition of two additional farms during the three months ended March 31, 2015. We estimate that our total borrowings will be approximately $106.7 million at March 31, 2015, as compared to $86.4 million as of December 31, 2014, primarily due to additional financing obtained in connection with these acquisitions.

The following table provides a reconciliation of our FFO and AFFO for the three months ended March 31, 2015 and 2014, to the most directly-comparable GAAP measure, net income, and a computation of basic and diluted FFO and AFFO per weighted average share of common stock:

	For the Three Months Ended March 31,
	2015	2014
Net income available to common stockholders	$24,574	$20,918
Plus: Real estate and intangible depreciation and amortization	791,632	288,031

FFO available to common stockholders	816,206	308,949

Net adjustment for straight-lining of rents	143,968	70,922
Plus: Acquisition-related expenses	170,680	43,412
Plus: Acquisition-related accounting fees	35,000	23,750
Plus: Income tax provision	—	6,623
Plus: Amortization of deferred financing costs	21,026	7,975
(Minus) plus: Other one-time (receipts) charges, net(1)	(310,940)	—

AFFO available to common stockholders(2)	$875,940	$461,631

Weighted average common shares outstanding — basic & diluted	7,753,717	6,530,264

FFO per weighted average common share — basic and diluted	$0.11	$0.05

AFFO per weighted average common share — basic and diluted	$0.11	$0.07

(1)	Includes the addition of $9,965 of repairs incurred as a result of the fire on the cooler on West Gonzales that were expensed during the three months ended March 31, 2015, netted against the property and casualty recovery, net recorded during the year ended December 31, 2014.
(2)	Excludes (i) the $320,905 credit we received from our Adviser for the finder’s fee it earned in connection with one of our farm acquisitions during the three months ended March 31, 2015, and (ii) $9,965 of repairs incurred as a result of the fire on the cooler on West Gonzales that were expensed during the three months ended March 31, 2015, netted against the property and casualty recovery, net recorded during the year ended December 31, 2014.

We believe that FFO and AFFO available to common stockholders, Basic FFO and AFFO per share and Diluted FFO and AFFO per share are useful to investors because they provide investors with a further context for evaluating our FFO and AFFO results in the same manner that investors use net income and EPS in evaluating net income available to common stockholders. In addition, because many REITs provide FFO and AFFO available to common stockholders, Basic FFO and AFFO and Diluted FFO and AFFO per share information to the investment community, we believe these are useful supplemental measures when comparing us to other REITs. We believe that net income is the most directly-comparable GAAP measure to FFO and AFFO, basic EPS is the most directly-comparable GAAP measure to Basic FFO and AFFO per share, and diluted EPS is the most directly-comparable GAAP measure to Diluted FFO and AFFO per share.

For a full explanation of how we define FFO and AFFO, please see the section, “Summary Selected Consolidated Financial and Operating Data,” included elsewhere in this prospectus.

REIT Conversion

On September 3, 2014, we filed our 2013 federal income tax return, on which we elected to be taxed as a REIT for federal income tax purposes beginning with our tax year ended December 31, 2013. As a REIT, we generally will not be subject to federal income taxes on amounts that we distribute to our stockholders (except income from any foreclosure property), provided that, on an annual basis, we distribute at least 90% of our REIT taxable income (determined without regard to the deduction for dividends paid and excluding net capital gains) to our stockholders and meet certain other conditions.

Investment and Leasing Activity

Property Acquisitions

During the year ended December 31, 2014, we acquired 11 farms in 8 separate transactions, which are summarized in the table below:

Property Name	Property Location	Acquisition Date	Total Acreage	Number of Farms	Primary Crop(s)	Lease Term	Renewal Options	Total Purchase Price	Acquisition Costs		Annualized Straight-line Rent(1)
Collins Road	Clatskanie, OR	5/30/2014	200	2	Blueberries Strawberries, Misc.	10.3 years	3 (5 years each)	$2,591,333	$60,869	(4)	$181,172
Spring Valley	Watsonville, CA	6/13/2014	145	1	Vegetables and Lilies	2.3 years	None	5,900,000	49,582	(4)	270,901
McIntosh Road	Dover, FL	6/20/2014	94	2	Strawberries	3.0 years	1 (3 years) /None(2)	2,666,000	60,939	(4)	133,154
Naumann Road	Oxnard, CA	7/23/2014	68	1	Strawberries and Raspberries	3.0 years	1 (3 years)	6,888,500	91,103	(4)	329,667
Sycamore Road	Arvin, CA	7/25/2014	326	1	Misc. Vegetables and Grain	1.3 years	None(3)	5,800,000	44,434	(4)	184,304
Wauchula Road	Duette, FL	9/29/2014	808	1	Strawberries, Misc.	10.0 years	2 (5 years each)	13,765,000	132,555	(5)	888,439
Santa Clara Avenue	Oxnard, CA	10/29/2014	333	2	Vegetables, and Melons Strawberries and Misc.	0.8 years	1 (2 years)	24,592,000	100,603	(4)	1,231,422
Dufau Road	Oxnard, CA	11/4/2014	65	1	Vegetables Strawberries and Misc. Vegetables	3.0 years	1 (3 years)	6,125,600	61,474	(4)	304,607

			2,039	11				$68,328,433	$601,559		$3,523,666

(1)	Annualized straight-line amount is based on the minimum rental payments required per the lease and includes the amortization of any above-market and below-market lease values recorded.
(2)	This property has a separate tenant leasing each of the property’s two farms. One lease provides for one 3-year renewal option, while the other does not include a renewal option.
(3)	Upon acquisition of this property, we assumed the in-place lease, which expires October 31, 2015. In addition, we executed a 9-year, follow-on lease with a new tenant that commences November 1, 2015. Under the terms of the follow-on lease, the tenant has one 3-year renewal option, and annualized, straight-line rents will be $311,760.
(4)	Acquisition accounted for as a business combination under ASC 805. As such, all acquisition-related costs were expensed as incurred, other than direct leasing costs, which were capitalized. In aggregate, we incurred $21,409 of direct leasing costs in connection with these acquisitions.
(5)	Acquisition accounted for as an asset acquisition under ASC 360. As such, all acquisition-related costs were capitalized and allocated among the identifiable assets acquired.

In addition, the following acquisitions occurred subsequent to December 31, 2014:

On January 5, 2015, we acquired one farm comprised of 331 acres of farmland near Salinas, California (“Espinosa Road”), for an aggregate purchase price of approximately $16.9 million. The property is irrigated cropland that is primarily farmed for strawberries and miscellaneous vegetables, such as lettuce. At closing, we were assigned the existing triple-net lease, which has approximately 22 months remaining on the term and provides for annualized, straight-line cash rents of approximately $778,000. Approximately 4.5 nonfarmable acres on Espinosa Road was subject to an eminent domain lawsuit brought by the California Department of Transportation (“CalTrans”) against the previous owner of the property. CalTrans had offered $160,000 as payment for the 4.5 acres; however, this offer was rejected by the previous owners. This lawsuit was assumed by us upon acquiring the property, and we intend to accept this offer of $160,000 as fair compensation for the 4.5 nonfarmable acres. We expect this lawsuit to be settled later in 2015.

On March 10, 2015, we acquired one farm comprised of 419 acres of organic farmland near Duette, Florida (“Parrish Road”), for an aggregate purchase price of approximately $3.2 million. The property is irrigated cropland that is primarily farmed for strawberries. At closing, we executed an agreement with the existing tenant for a 10-year triple-net lease, which will provide for annualized, straight-line cash rents of approximately $252,000. In connection with this acquisition, we have committed to providing $700,000 as additional compensation, contingent upon the approval by a local water management district of certain water permits on the property. We have also committed to providing up to an additional $0.5 million of capital for certain other improvements and upgrades to be made on the property, for which we will earn additional rent on the total cost of the improvements and upgrades.

Below is a summary of the total operating revenues and earnings recognized on the properties acquired during the three months ended March 31, 2015:

Property Name	Acquisition Date	Operating Revenues	Earnings(1)
Espinosa Road	1/5/2015	$186,216	$186,003
Parrish Road	3/10/2015	14,216	14,216

		$200,432	$200,219

(1)	Earnings are calculated as net income less interest expense (if debt was issued to acquire the property), income taxes and any acquisition-related costs that are required to be expensed if the acquisition is treated as a business combination under ASC 805.

Existing Properties

The following significant events occurred with regard to our already-existing properties during the year ended December 31, 2014:

•

Trapnell Road: On January 20, 2014 we completed the work for the expansion and upgrade of the cooling facility on 124 acres of farmland near Plant City, Florida, for which we agreed to incur the costs, up to a maximum of $450,000. We expended a total of $446,108 in connection with this project, and, in accordance with the lease amendment executed on October 21 2013, we earn additional rental income on the costs incurred related to this project at an initial annual rate of 8.5% upon completion of the project, with prescribed rental escalations provided for in the lease.

•

West Beach: On March 27, 2014, we executed a lease with a new tenant to occupy 196 acres of farmland near Watsonville, California, that commences on November 1, 2014, as the lease term with the current tenants on the property was set to expire on October 31, 2014. The new lease term is for nine years, through December 31, 2023, and provides for prescribed rent escalations over its life, with minimum annualized, straight-line rental income of $540,469, representing a 20.7% increase over that of the current lease.

•

San Andreas: On June 17, 2014, we extended the lease with the tenant occupying 307 acres of farmland near Watsonville, California, which was originally set to expire in December 2014. The lease was extended for an additional six years, through December 31, 2020, and provides for rent escalations over its life, with annualized, straight-line rental income of $566,592, representing a 31.3% increase over that of the previous lease.

•

East Shelton: In July 2014, we completed an irrigation upgrade project on 1,761 acres of farmland near Willcox, Arizona, for which we rehabilitated several of the 13 existing wells on the property, in addition to adding two new wells. The total cost of this project was approximately $1.2 million, of which $336,000 was expected at acquisition and accounted for in the rental stream included in the original lease. To account for the additional costs incurred, on October 22, 2014, we executed a lease amendment with the current tenant on the property to provide for an additional $37,791 of annualized, straight-line rent.

In addition, the following significant events occurred subsequent to December 31, 2014:

•	Spring Valley: On February 23, 2015, we extended the lease with the tenant occupying 145 acres of farmland near Watsonville, California, which was originally set to expire on September 30, 2016. The lease was extended for an additional six years, through September 30, 2022, and provides for rent escalations over its life, with annualized, straight-line rental income of approximately $328,000, representing a 32.5% increase over that of the previous lease.

•

Santa Clara: On April 8, 2015, we extended the lease with the tenant occupying 333 acres of farmland near Oxnard, California, which was originally set to expire on July 31, 2015. The lease was extended for an additional two years, through July 31, 2017, and provides for annualized, straight-line rental income of approximately $1,303,000, representing a 5.8% increase over that of the previous lease.

•

Dalton Lane: On April 13, 2015, we extended the lease with the tenant occupying 72 acres of farmland near Watsonville, California, which was originally set to expire on October 31, 2015. The lease was extended for an additional five years, through October 31, 2020, and provides for rent escalations over its life, with annualized, straight-line rental income of approximately $164,000, representing a 16.8% increase over that of the previous lease.

Involuntary Conversions and Property and Casualty Recovery

In April 2014, two separate fires occurred on two of our properties, partially damaging a structure on each property. One occurred on 20th Avenue, on which the majority of a residential house was destroyed by a fire. We determined the carrying value of the portion of the residential house damaged by the fire to be $94,243. The second fire occurred on West Gonzales and damaged a portion of the cooling facility on the property. We determined the carrying value of the portion of the cooling facility damaged by the fire to be approximately $138,494. Thus, we wrote down the carrying value of these properties on the accompanying Consolidated Balance Sheets by these respective amounts, and, in accordance with Accounting Standards Codification (“ASC”) 605, “Revenue Recognition — Gains and Losses,” we also recorded a corresponding property and casualty loss, which is included in Property and casualty recovery, net on the accompanying Consolidated Statements of Operations.

Both of the assets were insured, either by us or the tenant, at the time of the fires. As a result of the fire on 20th Avenue, insurance proceeds of $61,500 were recovered during the year ended December 31, 2014. Thus, in accordance with ASC 450, “Contingencies,” during the year ended December 31, 2014, we recorded this recovery as an offset to the property and casualty loss we recorded earlier in the year, and such recovery is included as part of Property and casualty recovery, net on the accompanying Consolidated Statements of Operations. In connection with the fire on West Gonzales, insurance proceeds of $434,200 were recovered during the year ended December 31, 2014; thus, we recorded this amount as an offset to the property and casualty loss we recorded earlier in the year, and such recovery is included as part of Property and casualty recovery, net on the accompanying Consolidated Statements of Operations. We expect to recover at least an additional $35,648 for these repairs, and we have received confirmation from the insurer regarding payment of at least this amount. Thus, we have recorded this expected recovery as a receivable and a corresponding liability, included in Other assets and Other liabilities, respectively, on the accompanying Consolidated Balance Sheets. We will recognize this amount and any other insurance recoveries as a gain upon receipt. We continue to assess the total amount expected to be recovered for each of these events, as well as the collectability of such amounts; thus, no further offsets to the property and casualty loss we recorded earlier in the year have been recorded at this time.

Repairs are still ongoing on West Gonzales, and, during the year ended December 31, 2014, we expended $496,784 in repairs and upgrades to the cooler as a result of the fire. Of this amount, $407,096 was capitalized as a real estate addition, and $89,688 was recorded as repairs and maintenance expense, included in Property operating expense on the accompanying Consolidated Statements of Operations. Repairs on 20th Avenue are expected to begin in 2015.

Financing Activity

New MetLife Credit Facility

On May 9, 2014, we closed on a new mortgage loan facility and a new revolving line of credit with Metropolitan Life Insurance Company (“MetLife”), for an aggregate amount of up to $125.0 million (the “New MetLife Credit Facility”). The New MetLife Credit Facility consists of a $100.0 million long-term note payable

(the “New MetLife Note Payable”) and a $25.0 million revolving equity line of credit (the “New MetLife Line of Credit”). Under the New MetLife Credit Facility, we may borrow up to 58% of the aggregate of the lower of cost or the appraised value of the real property pledged as collateral.

The New MetLife Note Payable is scheduled to mature on January 5, 2029. Initial advances bear interest at a fixed rate of 3.50% per annum, plus an unused fee of 0.20% on undrawn amounts, and interest rates for subsequent disbursements are based on prevailing market rates at the time of such disbursements. As of December 31, 2014, our borrowings outstanding under the New MetLife Note Payable bore interest at a blended rate of 3.61% per annum. The New MetLife Line of Credit is scheduled to mature on April 5, 2024, and advances will initially bear interest at a variable rate equal to the three-month LIBOR plus a spread of 2.50%, with a minimum annualized rate of 2.75%, plus an unused fee of 0.20% on undrawn amounts.

The New MetLife Credit Facility replaces the prior mortgage note payable and prior revolving line of credit with MetLife (the “Prior MetLife Credit Facility”), and a portion of the proceeds from the New MetLife Credit Facility was used to repay amounts owed under the Prior MetLife Credit Facility. We intend to utilize the remaining availability under the New MetLife Credit Facility to acquire additional farmland in the U.S.

Among other changes from our Prior MetLife Credit Facility, under the New MetLife Credit Facility:

•	the aggregate borrowing capacity increased by $75.0 million, or 150%;

•	the maturity date of our prior mortgage note payable was extended by three years, to January 2029, while the initial interest rate on the mortgage remained at 3.5%;

•	the maturity date of our prior revolving line of credit was extended by seven years, to April 2024; and

•	the initial interest rate on our prior revolving line of credit was reduced by 50 bps, to 2.75%.

Farm Credit Notes Payable

On September 19, 2014, we closed on two loans from Farm Credit of Central Florida, FLCA (“Farm Credit”), in the aggregate amount of approximately $4.2 million, and on September 29, 2014, we obtained an additional loan for approximately $8.3 million. As of December 31, 2014, aggregate borrowings from Farm Credit were approximately $12.4 million (collectively, the “2014 Farm Credit Notes Payable”). In addition, on March 10, 2015, and April 9, 2015, we obtained additional loans from Farm Credit for approximately $2.4 million and $0.9 million, respectively (the “2015 Farm Credit Notes Payable,” and, together with the 2014 Farm Credit Notes Payable, the “Farm Credit Notes Payable”).

The 2014 Farm Credit Notes Payable are scheduled to mature on August 1, 2034, and will bear interest (before interest repatriation) at a blended fixed rate of 3.53% per annum through July 31, 2017; thereafter, the interest rate will be equal to the one-month LIBOR, plus 2.875%. The 2015 Farm Credit Notes Payable, which are non-amortizing, are scheduled to mature on May 1, 2020, and will bear interest at a fixed rate of 3.20% per annum throughout its term. The original principal amounts borrowed from Farm Credit equaled approximately 60% of the aggregate appraised value of the real properties pledged as collateral under the Farm Credit Notes Payable.

Farmer Mac Facility

On December 5, 2014, we entered into a bond purchase agreement with Federal Agricultural Mortgage Corporation (“Farmer Mac”) and Farmer Mac Mortgage Securities Corporation, for a secured note purchase facility that provides for bond issuances up to an aggregate amount of $75.0 million (the “Farmer Mac Facility”). The interest rate for each bond issuance will be based on prevailing market rates at the time of such issuance, and the bonds issued will have a maximum aggregate, effective loan-to-value ratio of 60% of the underlying agricultural real estate.

On December 11, 2014, we completed an initial issuance under the Farmer Mac Facility, for which we received proceeds of approximately $3.7 million. On January 5, 2015, we issued an additional bond under the Farmer Mac Facility, for which we received proceeds of approximately $10.2 million. These issuances are scheduled to mature on December 11, 2019, and January 5, 2020, respectively. Each of these issuances, which are both non-amortizing over their respective five-year terms, will bear interest at a fixed rate of 3.25% per annum throughout their terms.

We are continuing discussions with additional lenders; however, there is no guarantee that we will be able to complete agreements on terms favorable to us, or at all.

Executive Officers

On July 14, 2014, our Board of Directors appointed Lewis Parrish, our then-current chief accounting officer, as chief financial officer. Danielle Jones, our prior chief financial officer, remained as our treasurer until January 13, 2015, when our Board of Directors appointed Jay Beckhorn as our Treasurer. Mr. Beckhorn is also the Treasurer of Gladstone Commercial, an affiliate of ours. Mr. Parrish was also appointed assistant treasurer in January 2015 in concert with Mr. Beckhorn’s appointment. These transitions had been planned for some time and were made to allow Ms. Jones to focus on her position as chief financial officer for Gladstone Commercial.

Payment of Distributions

On April 14, 2015, our Board authorized and we declared a 14.3% increase in our monthly cash distribution, beginning with the months of April, May and June 2015. The new per-share cash distribution rate is $0.04 per month, or $0.48 per year, payable to stockholders of record as of April 24, May 19 and June 19, respectively, which will be paid in cash on May 5, May 29 and June 30, respectively. Investors in this offering who are stockholders of record as of the May or June record dates will be entitled to these distribution payments.

Portfolio Diversity

Since our IPO in January 2013, we have expanded our portfolio of 12 farms leased to 7 different, third-party tenants to a current portfolio of 34 farms leased to 29 different, unrelated tenants. While our focus remains in farmland growing fresh produce row crops, we have also begun to diversify our portfolio into farmland suitable for other crop types, including permanent crops, consisting primarily of blueberries, and certain commodity crops, consisting primarily of corn and beans. The following table summarizes the different sources of revenues for our properties with leases in place as of and for the years ended December 31, 2014 and 2013:

	As of and For the Year Ended December 31, 2014				As of and For the Year Ended December 31, 2013				Annualized Straight- line Rental Income as of December 31, 2014(1)
Revenue Source	Total Farmable Acres	% of Total Farmable Acres	Rental Revenue	% of Total Revenue	Total Farmable Acres	% of Total Farmable Acres	Rental Revenue	% of Total Revenue	Total Rental Revenue	% of Total Revenue
Annual row crops — fresh produce(2)	4,711	71.0%	$5,333,526	74.4%	3,152	64.1%	$3,219,780	79.9%	$7,645,856	77.8%
Annual row crops — commodity crops(3)	1,469	22.1%	423,978	5.9%	1,526	31.0%	103,876	2.6%	451,737	4.6%

Subtotal — Total annual row crops	6,180	93.1%	5,757,504	80.3%	4,678	95.1%	3,323,656	82.5%	8,097,593	82.4%
Permanent crops(4)	457	6.9%	502,898	7.0%	243	4.9%	92,075	2.3%	549,280	5.6%

Subtotal — Total crops	6,637	100.0%	6,260,402	87.3%	4,921	100.0%	3,415,731	84.8%	8,646,873	88.0%
Facilities and other(5)	—	0.0%	909,916	12.7%	—	0.0%	611,956	15.2%	1,182,471	12.0%

Total	6,637	100.0%	$7,170,318	100.0%	4,921	100.0%	$4,027,687	100.0%	$9,829,344	100.0%

(1)	Annualized straight-line rent amount is based on the minimum rental payments required per the leases in place as of December 31, 2014, and includes the amortization of any above-/below-markiet lease values and leasehold improvements recorded.

(2)	Includes berries and other fruits, such as strawberries, raspberries and melons, and vegetables, such as cabbage, carrots, celery, cucumbers, lettuce, mint, onions, peas, peppers, potatoes, radicchio, spinach and tomatoes.
(3)	Includes beans, corn, grass and wheat.
(4)	Includes blueberries, avocados and lemons.
(5)	Consists primarily of rental revenue from: (i) farm-related facilities, such as coolers, packinghouses, distribution centers, residential houses for tenant farmers and other minor farm-related buildings; (ii) a surface area lease with an oil company on a small parcel of one of our properties; and (iii) unused areas on certain of our farms.

The acquisition of 22 farms since our IPO has also allowed us to further diversify our portfolio geographically. The following table summarizes the different geographic locations of our properties with leases in place as of and for the years ended December 31, 2014 and 2013:

	As of and For the Year Ended December 31, 2014				As of and For the Year Ended December 31, 2013				Annualized Straight-line Rental Income as of December 31, 2014(1)
State	Total Acres	% of Total Acres	Rental Revenue	% of Total Rental Revenue	Total Acres	% of Total Acres	Rental Revenue	% of Total Rental Revenue	Total Rental Revenue	% of Total Rental Revenue
California	2,391	29.7%	$4,778,579	66.6%	1,454	24.2%	$3,362,020	83.5%	$6,595,752	67.1%
Florida	1,304	16.2%	759,398	10.6%	402	6.7%	454,135	11.3%	1,498,147	15.3%
Oregon	2,313	28.8%	1,080,105	15.1%	2,113	35.2%	123,138	3.0%	1,161,187	11.8%
Arizona	1,761	21.9%	299,785	4.2%	1,761	29.4%	3,715	0.1%	327,544	3.3%
Michigan	270	3.4%	252,451	3.5%	270	4.5%	84,679	2.1%	246,714	2.5%

	8,039	100.0%	$7,170,318	100.0%	6,000	100.0%	$4,027,687	100.0%	$9,829,344	100.0%

(1)	Annualized straight-line rent amount is based on the minimum rental payments required per the leases in place as of December 31, 2014, and includes the amortization of any above-/below-markiet lease values and leasehold improvements recorded.

Our Adviser and Administrator

Advisory and Administration Agreements

Since 2004, we have been externally managed pursuant to a contractual investment advisory arrangement with our Adviser, under which our Adviser has directly employed certain of our personnel and paid their payroll, benefits and general expenses directly. Prior to January 1, 2010, the advisory agreement also covered the administrative services we received from our Administrator, which, until January 1, 2010, was a wholly-owned subsidiary of our Adviser. Since January 1, 2010, our Administrator has provided administrative services to us pursuant to a separate administration agreement with our Administrator. Upon the closing of our IPO, on January 31, 2013, we entered into amended and restated versions of each of the advisory and administration agreements.

Prior Advisory and Administration Agreements

Prior Advisory Agreement

Under the terms of our advisory agreement in effect until January 31, 2013 (the “Prior Advisory Agreement”), we were required to reimburse our Adviser for our pro-rata share of our Adviser’s payroll and benefits expenses on an employee-by-employee basis, based on the percentage of each employee’s time devoted to our matters in relation to the time such employees devoted to all of our affiliated funds advised by the Adviser.

Pursuant to the Prior Advisory Agreement, we were also required to reimburse our Adviser for our pro-rata portion of all other expenses of our Adviser not reimbursed under the arrangements described above, which we refer to as overhead expenses, equal to the total overhead expenses of our Adviser multiplied by the ratio of hours worked by our Adviser’s (and until January 1, 2010, our Administrator’s) employees on our projects to the total hours worked by our Adviser’s (and until January 1, 2010, our Administrator’s) employees. However, we were only required to reimburse our Adviser for our portion of its overhead expenses if the amount of payroll and benefits we reimbursed to our Adviser was less than 2.0% of our average invested assets for the year. Additionally, we were only required to reimburse our Adviser for overhead expenses up to the point that reimbursed overhead expenses and payroll and benefits expenses, on a combined basis, equaled 2.0% of our average invested assets for the year. Our Adviser was required to reimburse us annually for the amount by which amounts billed to and paid by us exceed this 2.0% limit during a given year. These amounts never exceeded the 2.0% limit, and, therefore, we never received or qualified for any such reimbursement.

Prior Administration Agreement

Under the terms of our administration agreement in effect until January 31, 2013 (the “Prior Administration Agreement”), we were required to reimburse our Administrator for our pro-rata portion of its payroll and benefits expenses on an employee-by-employee basis, based on the percentage of each employee’s time devoted to our matters. We were also required to reimburse our Administrator for our pro-rata portion of its overhead expenses, equal to the total overhead expenses of our Administrator multiplied by the ratio of hours worked by our Administrator’s employees on our projects to the total hours worked by our Administrator’s employees.

Amended and Restated Advisory and Administration Agreements

Amended Advisory Agreement

Under the terms of the Amended Advisory Agreement that went into effect on February 1, 2013, we pay an annual base management fee equal to a percentage of our adjusted stockholders’ equity, which is defined as our total stockholders’ equity at the end of each quarter less the recorded value of any preferred stock we may issue and, for 2013 only, any uninvested cash proceeds from the IPO. For 2013, the base management fee was set at 1.0% of our adjusted stockholders’ equity; however, beginning January 1, 2014, we pay a base management fee equal to 2.0% of our adjusted stockholders’ equity, which no longer excludes uninvested cash proceeds from the IPO.

Pursuant to the Amended Advisory Agreement, we also pay an additional quarterly incentive fee based on our funds from operations (“FFO”). For purposes of calculating the incentive fee, our FFO before giving effect to any incentive fee (our “Pre-Incentive Fee FFO”) will include any realized capital gains or losses, less any distributions paid on any preferred stock we may issue, but will not include any unrealized capital gains or losses. The incentive fee will reward our Adviser if our Pre-Incentive Fee FFO for a particular calendar quarter exceeds a hurdle rate of 1.75%, or 7% annualized, of our total stockholders’ equity at the end of the quarter. We pay our Adviser an incentive fee with respect to our Pre-Incentive Fee FFO quarterly, as follows:

•	no incentive fee in any calendar quarter in which our pre-incentive fee FFO does not exceed the hurdle rate of 1.75% (7% annualized);

•	100% of the amount of the pre-incentive fee FFO that exceeds the hurdle rate, but is less than 2.1875% in any calendar quarter (8.75% annualized); and

•	20% of the amount of our pre-incentive fee FFO that exceeds 2.1875% in any calendar quarter (8.75% annualized).

Quarterly Incentive Fee Based on FFO

Pre-Incentive Fee FFO

(expressed as a percentage of total stockholders’ equity)

Percentage of pre-incentive fee FFO allocated to the incentive fee

Amended Administration Agreement

Under the terms of the Amended Administration Agreement that went into effect on February 1, 2013, we pay for our allocable portion of the Administrator’s expenses incurred while performing services to us, including, but not limited to, rent and the salaries and benefits expenses of our Administrator’s employees, including our chief financial officer, treasurer, chief compliance officer, general counsel and secretary (who also serves as our Administrator’s president) and their respective staffs. From February 1, 2013, through June 30, 2014, our allocable portion of these expenses was generally derived by multiplying that portion of the Administrator’s expenses allocable to all funds serviced by the Administrator by the percentage of our total assets at the beginning of each quarter in comparison to the total assets of all funds managed by our Adviser.

As approved by our Board of Directors, effective July 1, 2014, our allocable portion of the Administrator’s expenses is now generally derived by multiplying our Administrator’s total expenses by the approximate percentage of time the Administrator’s employees perform services for us in relation to their time spent performing services for all companies serviced by our Administrator under similar contractual agreements. This change in methodology resulted in an increase in the fee we paid to our Administrator of approximately 137% for the six months ended December 31, 2014, as compared to the first six months of the fiscal year. Management believes that the new methodology of allocating the Administrator’s total expenses by approximate percentages of time services were performed more accurately approximates the fees incurred for the actual services performed. While this change in methodology resulted in an increase in the fee paid to our Administrator for the six months ended December 31, 2014, we are not currently able to determine whether the change in methodology will result in an increase or decrease for the upcoming fiscal year.

Emerging Growth Company

We are an “emerging growth company,” as defined in the Jumpstart Our Business Startups Act (the “JOBS Act”), and we may take advantage of certain exemptions from various reporting requirements that are applicable to other public companies that are not emerging growth companies. In particular, Section 107 of the JOBS Act provides that an emerging growth company may choose to take advantage of the extended transition period provided in Section 7(a)(2)(B) of the Securities Act of 1933, as amended, for complying with new or revised accounting standards, meaning that the company can delay the adoption of certain accounting standards until those standards would otherwise apply to private companies. Additionally, we are eligible to take advantage of certain other exemptions from various reporting requirements that are applicable to public companies that are not emerging growth companies, including, but not limited to, an exemption from the auditor attestation requirements of Section 404 of the Sarbanes-Oxley Act of 2002. We have elected to take advantage of this extended transition period, and, as a result, we will comply with new or revised accounting standards on the dates on which adoption of such standards is required for private companies for as long as we maintain our emerging company status. Accordingly, the accounting standards that we apply while we remain an emerging growth company may differ materially from the accounting standards applied by other similar public companies, including emerging growth companies that have not elected to opt into this extended transition period. This election could have a material impact on our financial statements and the comparability of our financial statements to the financial statements of similar public companies.

Critical Accounting Policies

The preparation of our financial statements in accordance with generally accepted accounting principles in the U.S. (“GAAP”) requires management to make judgments that are subjective in nature to make certain estimates and assumptions. Application of these accounting policies involves the exercise of judgment regarding the use of assumptions as to future uncertainties, and, as a result, actual results could materially differ from these estimates. A summary of our critical accounting policies is below. We consider these policies to be critical because they involve estimates and assumptions that require complex, subjective or significant judgments in their application and that materially affect our results of operations.

Purchase Price Allocation

When we acquire real estate, we allocate the purchase price to: (i) the tangible assets acquired and liabilities assumed, consisting of land, buildings, tenant improvements, horticulture and long-term debt, and (ii) if the acquisition is a business combination, the identified intangible assets and liabilities, consisting of the value of above-market and below-market leases, in-place leases, unamortized lease origination costs, tenant relationships and capital lease obligations, based, in each case, on their fair values.

Certain of our acquisitions involve sale-leaseback transactions with newly-originated leases, which we account for as asset acquisitions under ASC 360, “Property, Plant and Equipment.” Other of our acquisitions involve the acquisition of farmland that is already being operated as rental property and has a lease in place that we assume at the time of acquisition, which we will generally consider to be a business combination under ASC 805, “Business Combinations.” In the case of an asset acquisition, we will capitalize the transaction costs incurred in connection with the acquisition, whereas in the case of a business combination, we will expense these transaction costs as incurred. When we account for an acquisition as a business combination, we may also record above-market and below-market in-place lease values based on the present value (using a discount rate which reflects the risks associated with the leases acquired) of the difference between the contractual amounts to be paid pursuant to the in-place leases and management’s estimate of fair market lease rates for the corresponding in-place leases, measured over a period equal to the remaining, non-cancelable term of the lease. When present, we will amortize the capitalized above-market lease values, included in Other assets on the accompanying Consolidated Balance Sheets, as a reduction of rental income over the remaining, non-cancelable terms of the respective leases, and we will amortize the capitalized below-market lease values, included in Other liabilities on the accompanying Consolidated Balance Sheets, as an increase to rental income over the remaining, non-cancelable terms of the respective leases. Since the majority of our transactions include either sale-leaseback transactions with newly-originated leases at market rates or the assumption of short-term leases upon acquisition, we do not expect that the above-market and below-market in-place lease values will be significant for the majority of our transactions.

We will measure the aggregate value of other intangible assets acquired based on the difference between the property valued with existing in-place leases adjusted to market rental rates and the property valued as if vacant. Our Adviser will estimate values using methods similar to those used by independent appraisers, such as a sales comparison approach, a cost approach and either an income capitalization approach or discounted cash flow analysis. Factors to be considered by management in its analysis will include an estimate of carrying costs during hypothetical, expected lease-up periods, considering current market conditions and costs to execute similar leases. Our Adviser will also consider information obtained about each property as a result of our pre-acquisition due diligence and marketing and leasing activities in estimating the fair value of the tangible and intangible assets acquired. In estimating carrying costs, management will also include lost reimbursement of real estate taxes, insurance and other operating expenses, as well as estimates of lost rental income at market rates during the hypothetical, expected lease-up periods, which we expect will typically range from 1 to 24 months, depending on specific local market conditions.

Our Adviser will also estimate costs to execute similar leases, including leasing commissions, legal and other related expenses, to the extent such costs are not already incurred in connection with a new lease origination as part of the transaction. The total amount of other intangible assets acquired will be further allocated to in-place lease values and customer relationship intangible values based on our Adviser’s evaluation of the specific characteristics of each tenant’s lease and our overall relationship with that respective tenant. Characteristics to be considered by our Adviser in allocating these values include the nature and extent of our existing business relationship with the tenant, prospects for developing additional business with the tenant, the tenant’s credit quality and management’s expectations of lease renewals, including those existing under the terms of the current lease agreement, among other factors. We will amortize the value of in-place leases to expense over the initial term of the respective leases, including that of any fixed-price or below-market renewal options. We primarily expect the initial terms of our leases to range from 3 to 10 years for properties growing row crops, with longer terms for properties growing long-term plants such as trees, bushes and vines. The value of customer relationship intangibles will be amortized to expense over the initial term and any renewal periods in the respective leases. Should a tenant terminate its lease, the unamortized portion of the in-place lease value and customer relationship intangibles would be charged to expense.

Results of Operations

Comparison of the Fiscal Year Ended December 31, 2014, to the Fiscal Year Ended December 31, 2013

	For the Years Ended December 31,
	2014	2013	$ Change	% Change
Operating revenues:
Rental revenues	$7,170,318	$4,027,687	$3,142,631	78.0%
Tenant recovery revenue	14,604	10,451	4,153	39.7%

Total operating revenues	7,184,922	4,038,138	3,146,784	77.9%

Operating expenses:
Depreciation and amortization	1,735,644	722,455	1,013,189	140.2%
Management fee	1,079,534	195,609	883,925	451.9%
Incentive fee, net of credits	—	—	—	N/A
Administration fee	442,584	194,464	248,120	127.6%
Professional fees	595,163	615,879	(20,716)	-3.4%
Acquisition-related expenses	520,352	153,725	366,627	238.5%
Property operating expense	434,514	119,463	315,051	263.7%
General and administrative	777,159	679,090	98,069	14.4%

Total operating expenses, net of credits to fees	5,584,950	2,680,685	2,904,265	108.3%

Operating income	1,599,972	1,357,453	242,519	17.9%

Other income (expense)
Interest and other income	47,520	56,234	(8,714)	-15.5%
Interest expense	(2,009,086)	(1,118,640)	(890,446)	-79.6%
Property and casualty recovery, net	262,963	—	262,963	N/A

Total other expense	(1,698,603)	(1,062,406)	(636,197)	-59.9%

Net (loss) income before income taxes	(98,631)	295,047	(393,678)	-133.4%

Income tax provision	(26,502)	(1,519,730)	1,493,228	98.3%

Net loss	$(125,133)	$(1,224,683)	$1,099,550	89.8%

N/A = Not Applicable

Operating Revenues

Rental revenues increased for the year ended December 31, 2014, as compared to the prior year, primarily as a result of the rental income attributable to 11 additional farms that we acquired since December 31, 2013. For the year ended December 31, 2014, we recorded additional rental income of approximately $1,027,000, as a result of the farms we acquired since December 31, 2013, and approximately $2,116,000 on farms held as of December 31, 2013, primarily as a result of a significant number of 2013 acquisitions occurring during the last quarter of the year, as well as our ability to renew existing leases at higher rates and earning additional revenue on capital improvements constructed on certain properties. On a same-property basis, which only includes properties owned for the entirety of both periods presented, rental income increased by approximately $284,000, or 7.6%, for the year ended December 31, 2014, due to renewals of existing leases or new leases being put in place at higher rental rates.

Tenant recovery revenue represents real estate taxes and insurance premiums paid on certain of our properties that, per the lease, are required to be reimbursed by the tenant. The increase during the year ended December 31, 2014, was due to additional premiums we paid for certain insurance policies on one of our properties in accordance with the lease. A corresponding amount was also recorded as property operating expenses during each period.

Operating Expenses

Depreciation and amortization expenses increased for the year ended December 31, 2014, as compared to the prior year, as a result of the additional farms we acquired, as mentioned above, and additional site improvements made on existing properties since December 31, 2013. For the year ended December 31, 2014, we recorded additional depreciation and amortization expense of approximately $499,000 as a result of the 11 farms we acquired since December 31, 2013, and approximately $514,000 on farms held as of December 31, 2013, primarily as a result of a significant number of 2013 acquisitions occurring during the last quarter of the year, as well as capital improvements made on certain of those properties. On a same-property portfolio basis, depreciation and amortization expense decreased by approximately $800, or 0.1%, for the year ended December 31, 2014.

The management fee paid to our Adviser increased for the year ended December 31, 2014, as compared to the prior year, primarily as a result of change in the calculation for 2014, as stipulated in the Amended Advisory Agreement. Per the agreement, for 2013, the base management fee was set at 1.0% of our adjusted stockholders’ equity, which was reduced by any uninvested cash proceeds from the IPO. For 2014, the base management fee is calculated at 2.0% of our adjusted stockholders’ equity, inclusive of any uninvested cash proceeds from the IPO.

For the month of January 2013, the management fee consisted of the reimbursement of expenses, including direct allocation of employee salaries and benefits, as well as general overhead expense, to our Adviser in accordance with the terms of the Prior Advisory Agreement. Beginning February 1, 2013, the management fee was calculated pursuant to the terms of the Amended Advisory Agreement. For the year ended December 31, 2013, our management advisory fee under the Prior Advisory Agreement, which was terminated on January 31, 2013, was $46,206, while the base management fee under the Amended Advisory Agreement, which became effective on February 1, 2013, was $149,403 for the year ended December 31, 2013. The calculation of the management fees is described in further detail above, under “Our Adviser and Administrator.”

The administration fee paid to our Administrator increased for the year ended December 31, 2014, as compared to the prior year, primarily due to an increase in the amount of time spent by employees of our Administrator on matters related to us, as well as an increase in the ratio of our total assets in relation to the total assets of other affiliated funds managed by our Adviser. Beginning July 1, 2014, the allocation of the administration fee was revised such that the fee is now based upon the percentage of time employees of the Administrator spend on our matters in relation to other companies serviced by our Administrator, versus the old methodology whereby the fee was allocated based upon our total assets in relation to other companies managed by our Adviser.

For the month of January 2013, the administration fee consisted of the reimbursement of expenses, including direct allocation of employee salaries and benefits, as well as general overhead expense, to our Administrator in accordance with the terms of the Prior Administration Agreement. Beginning February 1, 2013, the administration fee was calculated pursuant to the terms of the Amended Administration Agreement. For the year ended December 31, 2013, our administration fee under the Prior Administration Agreement, which was terminated on January 31, 2013, was $18,532, while the administration fee under the Amended Administration Agreement, which became effective on February 1, 2013, was $175,932 for the year ended December 31, 2013. The administration fee is described in further detail above, under “Our Adviser and Administrator.”

Professional fees, consisting primarily of legal and accounting fees, decreased for the year ended December 31, 2014, as compared to the prior year, primarily as a result of additional fees incurred during the year ended December 31, 2013, for tax research and other preparatory work related to our REIT conversion.

Acquisition-related expenses generally consist of legal fees and fees incurred for third-party reports prepared in connection with potential acquisitions and the related due diligence analyses. Acquisition-related expenses increased for the year ended December 31, 2014, as compared to the prior year, primarily as a result of acquiring more properties during the year ended December 31, 2014, as compared to the prior year, and how such acquisitions were classified for accounting purposes. In connection with the 11 farms acquired during the year ended December 31, 2014, we incurred $601,559 of aggregate acquisition-related costs. Of this amount, during the year ended December 31, 2014, $447,596 was expensed as incurred, while $153,963 was capitalized and allocated among the assets acquired during the period. In connection with the nine farms acquired during the year ended December 31, 2013, we incurred $520,417 of aggregate acquisition-related costs. Of this amount, during the year ended December 31, 2013, $42,936 was expensed as incurred, while $477,481 was capitalized and allocated among the assets acquired during the period. In general, we incurred more acquisition-related expenses during 2014 than we incurred during 2013 due to increased acquisition activity, in part because we curtailed our acquisition activity leading up to our IPO in January 2013 to focus on completing the IPO process, stalling our investment activity in the months following the IPO.

Property operating expenses consist primarily of real estate taxes, franchise taxes, insurance expense and other overhead expenses paid for certain of our properties. Property operating expenses increased for the year ended December 31, 2014, as compared to the prior year, primarily due to additional property taxes incurred related to certain properties acquired during the last 12 months, as well as repairs and maintenance performed on certain of our properties. For the year ended December 31, 2014, the amount of property taxes we expensed was approximately $181,000 more than that of the prior year. Further, as a result of the fire that damaged a portion of the cooler on West Gonzales, approximately $90,000 of the total cost of the repairs was expensed as repairs and maintenance. In addition, during the year ended December 31, 2014, we also incurred additional expenses related to maintenance performed on wells on one of our properties.

General and administrative expenses increased for the year ended December 31, 2014, as compared to the prior year, primarily as a result of increases in stockholder-related expenses related to our first annual shareholders meeting and overhead insurance premiums due to our status as a public company for the full period during the year ended December 31, 2014.

Other Income (Expense)

Interest and other income decreased for the year ended December 31, 2014, as compared to the prior year, primarily due to the interest earned on the net proceeds from our IPO during 2013, a portion of which was invested in short-term U.S. Treasuries during the year ended December 31, 2013. These U.S. Treasuries matured on June 27, 2013. Other income during the year ended December 31, 2014, related primarily to federal and state income tax refunds from prior years that were received during the year.

Interest expense increased for the year ended December 31, 2014, as compared to the prior year, primarily due to increased overall borrowings. The weighted-average balance of our aggregate borrowings for the year ended December 31, 2014, was $53.9 million, as compared to $30.1 million for the prior year. The overall effective interest rate charged on our aggregate borrowings, excluding the impact of deferred financing costs and before any interest repatriation, was 3.6% for both years ended December 31, 2014 and 2013.

The property and casualty recovery we incurred during the year ended December 31, 2014, related to two separate fires in April 2014 that partially damaged structures on two separate properties. We estimated the aggregate carrying value of the portions of the structures damaged by the fires to be approximately $233,000, and we recognized the write-down in the carrying value of the assets as a property and casualty loss. However, during the year ended December 31, 2014, aggregate insurance reimbursement proceeds of approximately $496,000 were received by us and recorded as an offset to the previously-recorded property and casualty loss, resulting in a net property and casualty recovery. We expect to recover at least an additional $36,000 from the insurer, which amount will be recorded as an additional property and casualty recovery upon receipt.

Income Tax Provision

Net (loss) income before income taxes decreased for the year ended December 31, 2014, as compared to the prior year, as a result of the reasons for fluctuation in the results of operations as discussed above. In addition, both our income tax provision and our effective tax rate decreased for the year ended December 31, 2014, when compared to the prior year. During the year ended December 31, 2014, we filed our 2013 federal income tax return, on which we elected to be taxed as a REIT for federal income tax purposes beginning with our tax year ended December 31, 2013. As such, the impact of this conversion has been reflected in the accompanying Consolidated Financial Statements beginning with the year ended December 31, 2013. This impact included recognizing $2.1 million of income taxes that became due upon our REIT conversion. Partially offsetting this amount was the reversal of $743,676 of deferred tax liabilities and the recognition of this amount against the income tax provision as a benefit of REIT conversion. While we were able to reverse the portion of our income tax provision that related to federal income taxes, as well as certain state taxes, certain other state tax amounts due to California continued to be owed through 2014. We made the last of these state tax payments to California during the three months ended December 31, 2014. As long as we maintain our qualification as a REIT, we do not expect to incur any federal or state income taxes beyond 2014. For additional information, see Note 2 in the accompanying financial statements, “Summary of Significant Accounting Policies––Income Taxes.”

LIQUIDITY AND CAPITAL RESOURCES

Overview and Future Capital Needs

Since our IPO in January 2013, we have invested $126.7 million into 22 new farms, and an additional $3.9 million has been expended or accrued for capital improvements on existing properties. All of the proceeds received in connection with our IPO and our Follow-on Offering have been expended, with the majority being invested into new property acquisitions. A significant portion of the proceeds from the IPO and Follow-on Offering was also used to pay distributions to our stockholders, to repay existing indebtedness, for improvements on existing properties and for other general corporate purposes. Our current available liquidity is approximately $10.6 million, consisting of $2.3 million in cash and, based on the current level of collateral pledged, $8.3 million of availability under the New MetLife Credit Facility, subject to compliance with covenants. We also currently have properties appraised at an aggregate value of approximately $4.4 million that have yet to be pledged under any facility.

We intend to use our available liquidity to purchase additional farms and farm-related properties, as well as for other general corporate purposes. Currently, our maximum buying power, assuming all properties were pledged to a borrowing facility, is approximately $28.1 million. We are actively seeking and evaluating acquisitions of additional farm properties that satisfy our investment criteria, and the potential for future acquisitions remains healthy. We have many properties that are in various stages of our due diligence process; however, all potential acquisitions will be subject to our due diligence investigation of such properties, and there can be no assurance that we will be successful in identifying or acquiring any properties in the future.

Our short- and long-term liquidity requirements consist primarily of funding farmland acquisitions and other investments consistent with our investment strategy, as well as making principal and interest payments on outstanding borrowings. Further short-term liquidity needs include making distributions to maintain our qualification as a REIT and funding our operations. Our current sources of funds are primarily operating cash flows and borrowings, including the undrawn commitments available under the New MetLife Credit Facility and the Farmer Mac Facility. We believe that these cash resources will be sufficient to fund our distributions to stockholders, service our debt and fund our current operating costs in the near term. We expect to meet our long-term liquidity requirements through various sources of capital, including future equity issuances (including OP Units through our Operating Partnership as consideration for future acquisitions), long-term mortgage indebtedness and other secured and unsecured borrowings.

As of December 31, 2014, our total-debt-to-total-capitalization ratio, at book value, was 59.0%, which is up from 47.1% as of December 31, 2013. We are currently exploring other options available to provide us with additional capital, including negotiations with several other lenders. In addition, we currently have the ability to raise up to $285.0 million of additional equity capital through the sale and issuance of securities that are registered under our universal registration statement on Form S-3 (File No. 333-194539) in one or more future offerings. However, because the current market value of our common stock held by non-affiliates is less than $75.0 million, we are currently limited in the amount of securities we may sell on Form S-3 to an aggregate market value of securities of no more than one-third of the aggregate market value of common stock held by non-affiliates of ours in any 12-month period. With the aforementioned calculation, our current availability under our

Form S-3 is approximately $3.3 million, but is subject to change based on the market value of our common stock and the percentage of common stock held by affiliates of ours. In addition, we filed a registration statement on Form S-11 (File No. 333-199896) with the SEC on November 5, 2014, which the SEC has not yet declared effective. Once effective, this registration statement will permit us to issue up to $35.0 million of common stock. Regardless of the status of these aforementioned registration statements, there is no guarantee that we will be able to obtain additional capital financing on terms favorable to us, if at all.

The following table summarizes total cash flows for operating, investing and financing activities for the years ended December 31, 2014 and 2013:

	2014	2013	Change ($)	Change (%)
Net cash provided by (used in) operating activities	$3,543,622	$(460,353)	$4,003,975	869.8%
Net cash used in investing activities	(71,334,240)	(38,728,605)	(32,605,635)	-84.2%
Net cash provided by financing activities	54,138,678	54,586,766	(448,088)	-0.8%

Change in Cash and Cash Equivalents	$(13,651,940)	$15,397,808	$(29,049,748)	-188.7%

Operating Activities

The majority of cash from operating activities is generated from the rental payments we receive from our tenants, which is utilized to fund our property-level operating expenses, with any excess cash being primarily used for principal and interest payments on our borrowings, management fees to our Adviser, administrative fees to our Administrator and other corporate-level expenses. The increase in cash provided by operating activities during the year ended December 31, 2014, as compared to the prior year, was primarily a result of a $2.1 million tax prepayment that was paid to the Internal Revenue Service in the form of a cash bond during 2013 in anticipation of taxes that became due upon our election to be taxed as a REIT. In addition, the amount of prepaid rents we received during the year ended December 31, 2014, increased by approximately $1.5 million when compared to the prior year, primarily as a result of our 2014 property acquisitions.

Investing Activities

The increase in cash used in investing activities during the year ended December 31, 2014, as compared to the prior year, was primarily due to the acquisition of additional farms and capital improvements made on existing farms during the year ended December 31, 2014, which exceeded that of the prior year by approximately $32.6 million.

Financing Activities

The decrease in cash provided by financing activities during the year ended December 31, 2014, as compared to the prior year, was primarily due to the net proceeds we received in the prior year from our IPO in January 2013, largely offset by an increase in our net borrowings during the year ended December 31, 2014, and the net proceeds we received in connection with our Follow-on Offering in September and October of 2014.

Borrowings

New MetLife Credit Facility

On May 9, 2014, we closed on a new facility with MetLife that consists of a $100.0 million long-term note payable that is scheduled to mature on January 5, 2029, and a $25.0 million revolving equity line of credit that is scheduled to mature on April 5, 2024. Initial advances under the New MetLife Note Payable bear interest at a fixed rate of 3.50% per annum, plus an unused line fee of 0.20% on undrawn amounts, and interest rates for subsequent disbursements are based on prevailing market rates at the time of such disbursements. The interest rates on the initial advance and any subsequent disbursements will be subject to adjustment every three years. Currently, there is approximately $66.3 million outstanding under the New MetLife Note Payable that bears interest at a blended rate of 3.61% per annum. Advances under the New MetLife Line of Credit initially bear interest at a variable rate equal to the three-month LIBOR plus a spread of 2.50%, with a minimum annualized rate of 2.75%, plus an unused fee of 0.20% on undrawn amounts. The interest rate spread on borrowings under the New MetLife Line of Credit will be subject to adjustment in April 2017. Currently, there is $12.0 million outstanding under the New MetLife Line of Credit that bears interest at a rate of 2.76% per annum. While $46.7 million of the full commitment amount remains undrawn, based on the current level of collateral pledged, we currently have approximately $7.3 million of availability under the New MetLife Credit Facility. For additional detail and a description of our compliance covenants, see Note 5 to our financial statements, “Borrowings.”

Farm Credit Notes Payable

On September 19, 2014, we closed on two loans from Farm Credit in the aggregate amount of approximately $4.2 million, and on September 29, 2014, we obtained an additional loan for approximately $8.3 million. In addition, on March 10, 2015, we obtained an additional loan from Farm Credit for approximately $2.4 million. The 2014 Farm Credit Notes Payable are scheduled to mature on August 1, 2034, and will bear interest (before interest repatriation) at a blended fixed rate of 3.53% per annum through July 31, 2017; thereafter, the interest rate will be equal to the one-month LIBOR, plus 2.875%. The 2015 Farm Credit Note Payable, which is non-amortizing, is scheduled to mature on May 1, 2020, and will bear interest at a fixed rate of 3.20% per annum throughout its term. Currently, there is approximately $14.7 million outstanding on the Farm Credit Notes Payable that bears interest (before interest repatriation) at a blended rate of 3.48%. For additional detail and a description of our compliance covenants, see Note 5 to our financial statements, “Borrowings.”

Farmer Mac Facility

On December 5, 2014, we entered into an agreement with Farmer Mac that provides for bond issuances up to an aggregate amount of $75.0 million. The interest rate for each bond issuance is based on prevailing market rates at the time of such issuances. On December 11, 2014, we completed an initial issuance under the Farmer Mac Facility, for which we received proceeds of approximately $3.7 million. On January 5, 2015, we issued an additional bond under the Farmer Mac Facility, for which we received proceeds of approximately $10.2 million. These issuances are scheduled to mature on December 11, 2019, and January 5, 2020, respectively. Each of these issuances, which are both non-amortizing over their respective five-year terms, will bear interest at a fixed rate of 3.25% per annum throughout their terms. Currently, there is approximately $13.9 million outstanding under the Farmer Mac Facility that bears interest at 3.25%. While $61.1 million of the full commitment balance remains undrawn, based on the current level of collateral pledged, we currently have no availability under the Farmer Mac Facility. For additional detail and a description of our compliance covenants, see Note 5 to our financial statements, “Borrowings.”

Contractual Obligations and Off-Balance Sheet Arrangements

Contractual Obligations

The following table presents a summary of our material contractual obligations as of December 31, 2014:

		Payments Due During the Fiscal Years Ending December 31,
Contractual Obligations	Total	2015	2016 – 2017	2018 – 2019	2020+
Debt obligations(1)	$86,417,361	$625,680	$5,813,343	$9,174,593	$70,803,745
Interest on debt obligations(2)	34,426,318	2,889,364	6,062,831	5,557,176	19,916,947
Operating obligations(3)	2,941,187	2,941,187	—	—	—

Total	$123,784,866	$6,456,231	$11,876,174	$14,731,769	$90,720,692

(1)	Debt obligations represent all borrowings outstanding as of December 31, 2014. Maturity dates of these borrowings range from December 2019 to August 2034.
(2)	Interest on debt obligations includes estimated interest on our borrowings under our New MetLife Line of Credit. The balance and interest rate on our New MetLife Line of Credit are variable, thus the amount of interest calculated for purposes of this table was based upon the balance and interest rate as of December 31, 2014.

(3)	Operating obligations represent commitments outstanding as of December 31, 2014, including $2,484,228 related to capital improvements on certain of our properties and $456,959 of property taxes that will be owed by us on certain of our properties due to the structure of the respective leases on those properties. Estimates for property taxes owed by us beyond 2015 are not readily determinable; however, due to changes in the lease structures on certain of our properties, on a same-property basis, we expect the amount of property taxes to be owed by us in 2016 to be approximately $100,000 less than that of 2015.

Off-Balance Sheet Arrangements

We did not have any off-balance sheet arrangements as of December 31, 2014.

NON-GAAP FINANCIAL INFORMATION

Funds from Operations and Adjusted Funds from Operations

The National Association of Real Estate Investment Trusts (“NAREIT”) developed funds from operations (“FFO”) as a relative non-GAAP supplemental measure of operating performance of an equity REIT to recognize that income-producing real estate historically has not depreciated on the same basis determined under GAAP. FFO, as defined by NAREIT, is net income (computed in accordance with GAAP), excluding gains or losses from sales of property and impairment losses on property, plus depreciation and amortization of real estate assets, and after adjustments for unconsolidated partnerships and joint ventures. We further present adjusted fund from operations (“AFFO”) as an additional non-GAAP financial measure, as we believe AFFO to be a more useful supplemental metric for investors to use in assessing our operational performance on a more sustainable basis than FFO.

We calculate AFFO by adjusting FFO for the following items:

•

A net adjustment for the straight-lining of rents. This adjustment removes the straight-lining of rental income and also includes the removal of amortization related to above- and below-market lease values and to leasehold improvements, resulting in rental income reflected on a cash basis.

•

Plus acquisition-related expenses. Acquisition-related expenses are incurred for investment purposes and do not correlate with the operations of our existing portfolio. Further, due to the inconsistency in which these costs are incurred and how they are treated for accounting purposes, we believe the exclusion of these expenses improves comparability of our results on a period-to-period basis.

•

Plus income tax provision. We have elected to be treated as a REIT for federal tax purposes beginning with our taxable year ended December 31, 2013. As a REIT, we generally will not be subject to federal income taxes on amounts distributed to our stockholders, provided we meet certain conditions. As such, we believe it is beneficial for investors to view our results of operations excluding the impact of income taxes.

•	Plus amortization of deferred financing costs. The amortization of costs incurred to obtain financing is excluded from AFFO, as it is a non-cash expense item.

•	Adjustments for other one-time charges. We will adjust for certain non-recurring charges and receipts and will explain such adjustments accordingly.

FFO and AFFO do not represent cash flows from operating activities in accordance with GAAP, which, unlike FFO and AFFO, generally reflects all cash effects of transactions and other events in the determination of net income, and should not be considered an alternative to net income as an indication of our performance or to cash flows from operations as a measure of liquidity or ability to make distributions. Comparisons of FFO and AFFO, using the NAREIT definition for FFO and the definition above for AFFO, to similarly-titled measures for other REITs may not necessarily be meaningful due to possible differences in the definitions used by such REITs.

AFFO available to common stockholders is AFFO, adjusted to subtract distributions made to holders of preferred stock, if applicable. We believe that net income available to common stockholders is the most directly comparable GAAP measure to AFFO available to common stockholders.

Basic adjusted funds from operations (“Basic AFFO”) per share and diluted adjusted funds from operations (“Diluted AFFO”) per share are AFFO available to common stockholders divided by the number of weighted average shares of common stock outstanding and AFFO available to common stockholders divided by the number of weighted average shares of common stock outstanding on a diluted basis, respectively, during a period. We believe that AFFO available to common stockholders, Basic AFFO per share and Diluted AFFO per share are useful to investors because they provide investors with a further context for evaluating our AFFO results in the same manner that investors use net income and earnings per share (“EPS”) in evaluating net income available to common stockholders. In addition, because many REITs provide AFFO available to common stockholders, Basic AFFO and Diluted AFFO per share information to the investment community, we believe these are useful supplemental measures when comparing us to other REITs. We believe that net income is the most directly-comparable GAAP measure to AFFO, basic EPS is the most directly-comparable GAAP measure to Basic AFFO per share, and diluted EPS is the most directly-comparable GAAP measure to Diluted AFFO per share.

The following table provides a reconciliation of our FFO and AFFO for the fiscal years ended December 31, 2014, 2013, 2012, 2011 and 2010 to the most directly-comparable GAAP measure, net income, and a computation of basic and diluted AFFO per weighted average share of common stock:

	For the Years Ended
	2014	2013	2012	2011	2010
Net (loss) income available to common stockholders	$(125,133)	$(1,224,683)	$600,373	$6,219	$560,523
Plus: Real estate and intangible depreciation and amortization	1,735,644	722,455	474,480	505,568	317,244

FFO available to common stockholders	1,610,511	(502,228)	1,074,853	511,787	877,767

Net adjustment for straight-lining of rents	1,089,057	(7,320)	(296,801)	441,539	—
Plus: Acquisition-related expenses	520,352	153,725	153,494	63,489	—
Plus: Income tax provision	26,502	1,519,730	300,319	7,511	316,604
Plus: Amortization of deferred financing costs	53,286	30,024	59,472	26,368	10,174
(Minus) plus: Other one-time (receipts) charges, net(1)	(173,275)	—	—	—	—

AFFO available to common stockholders	$3,126,433	$1,193,931	$1,291,337	$1,050,694	$1,204,545

Weighted average common shares outstanding—basic & diluted	6,852,917	6,214,557	2,750,000	2,750,000	2,750,000

FFO per weighted average common share—basic and diluted	$0.24	$(0.08)	$0.39	$0.19	$0.32

AFFO per weighted average common share—basic and diluted	$0.46	$0.19	$0.47	$0.38	$0.44

(1)	Includes the addition of $89,688 of repairs incurred as a result of the fire on the cooler on West Gonzales that were expensed during the year ended December 31, 2014, netted against the property and casualty recovery, net, of $262,963 recorded during the year ended December 31, 2014.

Net Asset Value

The following table provides certain summary information about our 32 farm properties held as of December 31, 2014.

Property Name	Location	Date Acquired	No. of Farms	Total Acres	Farm Acres	Net Cost Basis (1)	Prior Fair Value(2)	Current Fair Value
San Andreas	Watsonville, CA	6/16/1997	1	307	238	$4,826,248	$10,700,000	$11,344,000	(4)
West Gonzales	Oxnard, CA	9/15/1998	1	653	502	12,406,298	49,900,000	49,900,000	(5)
West Beach	Watsonville, CA	1/3/2011	3	196	195	8,979,337	9,150,000	9,980,000	(4)
Dalton Lane	Watsonville, CA	7/7/2011	1	72	70	2,700,026	2,959,000	2,959,000	(4)
Keysville Road	Plant City, FL	10/26/2011	2	59	56	1,232,260	1,498,000	1,498,000	(4)
Colding Loop	Wimauma, FL	8/9/2012	1	219	181	3,925,704	4,300,000	4,300,000	(5)
Trapnell Road	Plant City, FL	9/12/2012	3	124	110	4,106,218	4,806,500	4,806,500	(5)
38th Avenue	Covert, MI	4/5/2013	1	119	89	1,449,670	1,411,000	1,411,000	(4)
Sequoia Street	Brooks, OR	5/31/2013	1	218	206	3,521,564	3,135,000	3,135,000	(4)
Natividad Road	Salinas, CA	10/21/2013	1	166	166	7,398,003	7,607,000	7,607,000	(4)
20th Avenue	South Haven, MI	11/5/2013	3	151	94	1,884,981	1,985,000	2,080,000	(4)
Broadway Road	Moorpark, CA	12/16/2013	1	60	60	2,935,348	3,000,000	3,403,000	(4)
Oregon Trail	Echo, OR	12/27/2013	1	1,895	1,640	13,993,009	13,855,000	14,301,000	(4)
East Shelton	Willcox, AZ	12/27/2013	1	1,761	1,320	7,760,059	7,900,000	7,900,000	(5)
Collins Road	Clatskanie, OR	5/30/2014	2	200	157	2,532,950	2,591,333	2,591,333	(3)
Spring Valley	Watsonville, CA	6/13/2014	1	145	110	5,882,738	5,900,000	5,900,000	(3)
McIntosh Road	Dover, FL	6/20/2014	2	94	78	2,553,874	2,666,000	2,666,000	(3)
Naumann Road	Oxnard, CA	7/23/2014	1	68	64	6,859,860	6,888,500	6,888,500	(3)
Sycamore Road	Arvin, CA	7/25/2014	1	326	322	5,939,522	5,800,000	5,800,000	(3)
Wauchula Road	Duette, FL	9/29/2014	1	808	590	13,772,371	13,765,000	13,765,000	(3)
Santa Clara Avenue	Oxnard, CA	10/29/2014	2	333	331	24,497,797	—	24,592,000	(3)
Dufau Road	Oxnard, CA	11/4/2014	1	65	64	6,099,925	—	6,125,600	(3)

			32	8,039	6,643	$145,257,762	$159,817,333	$192,952,933

(1)	Consists of the initial acquisition price (including the costs allocated to both tangible and intangible assets, excluding those allocated to above- and below-market lease values), plus subsequent improvements and other capitalized costs associated with the properties, and adjusted for depreciation and amortization accumulated through December 31, 2014.
(2)	As reported in our Quarterly Report on Form 10-Q for the quarter ended September 30, 2014.
(3)	Valued at the purchase price paid.
(4)	Represents values as determined by our internal valuation process, as described below.
(5)	Represents values as determined by third-party appraisals performed between January 2014 and October 2014.

Real estate companies are required to record real estate using the historical cost basis of the real estate, and, as a result, the carrying value of the real estate does not change as the fair value of the assets change. Thus, a difficulty in owning shares of an asset-based company is determining the fair value of the assets so that stockholders can see the value of the assets increase or decrease over time. For this reason, we believe determining the fair value of our real estate assets is useful to our investors.

Determination of Fair Value

We have adopted a valuation policy (the “Valuation Policy”) approved by our Board of Directors, which reviews and approves valuation recommendations that are provided by professionals of the Adviser and Administrator, with oversight and direction from the Valuation Officer, who is also employed by the Administrator (collectively, the “Valuation Team”). In determining the fair value of our properties, the Valuation

Team, led by the Valuation Officer, uses the Valuation Policy, which has been approved by our Board of Directors, and each quarter, our Board of Directors reviews the Valuation Policy to determine if changes thereto are advisable and also reviews whether the Valuation Team has applied the Valuation Policy consistently.

For properties acquired within 12 months prior to the date of valuation, the purchase price of the property generally is used as the current fair value. For real estate we acquired more than one year prior to the date of valuation, we have determined the fair value either by relying on estimates provided by independent, third-party appraisers or through an internal valuation process. We intend to have each property valued by an independent, third-party appraiser at least once every three years, with interim values generally being determined by our internal valuation process.

Various methodologies were used, both by the appraisers and in our internal valuations, to determine the fair value of our real estate on an “As Is” basis, including the sales comparison, income capitalization (or a discounted cash flow analysis) and cost approaches of valuation. In performing their analyses, the appraisers (i) performed site visits to the properties, (ii) discussed each property with our Adviser and reviewed property-level information, including, but not limited to, property operating data, prior appraisals (as available), existing lease agreements, farm acreage, location, access to water and water rights, potential for future development and other property-level information, and (iii) reviewed information from a variety of sources about regional market conditions applicable to each of our properties, including, but not limited to, recent sale prices of comparable farmland, market rents for similar farmland, estimated marketing and exposure time, market capitalization rates and the current economic environment, among others. In performing our internal valuations, we will consider the most recent appraisal available and use similar methodologies in determining an updated fair value. We will also obtain updated market data related to the property, such as updated sales and market rent comparisons and market capitalization rates, and perform an updated assessment of the tenants’ credit risk profiles, among others. Sources of this data may come from market inputs from recent acquisitions of our own portfolio of real estate, recent appraisals of properties we own that are similar in nature and in the same region (as applicable) as the property being valued, market conditions and trends we observe in our due diligence process and conversations with appraisers, brokers and farmers.

A breakdown of the methodologies used to value our properties and the aggregate value as of December 31, 2014, determined by each method is shown in the table below:

Valuation Method	Value		% of Total Value
Purchase Price	$68,328,433		35.4%
Third-party Appraisal	66,906,500		34.7%
Internal Valuation	57,718,000	(1)	29.9%

Total	$192,952,933		100.0%

(1)	95.1% of this valuation, or approximately $54.9 million, is supported by values as determined by third-party appraisals performed between January 2013 and January 2014. The difference of $2.8 million represents the net appreciation of those properties since the time of the respective appraisals, as determined according to our internal valuation process.

Some of the significant assumptions used by appraisers and the Valuation Team in valuing our portfolio as of December 31, 2014, include land values per farmable acre, market rental rates per farmable acre and capitalization rates, among others. These assumptions were applied on a farm-by-farm basis and were selected based on several factors, including comparable land sales, surveys of both existing and current market rates, discussions with other brokers and farmers, soil quality, size, location and other factors deemed appropriate. A summary of these significant assumptions is provided in the following tables:

	Appraisal Assumptions		Internal Valuation Assumptions
	Range (Low-High)	Weighted Average	Range (Low-High)	Weighted Average
Land Value (per farmable acre)	$4,500-$85,000	$67,767	$8,896-$56,528	$35,035
Market Rent (per farmable acre)	$193-$3,894	$3,117	$443-$2,573	$1,663
Market Capitalization Rate	3.12%-5.00%	4.30%	4.43%-6.50%	4.80%

The tables above apply only to the farmland portion of our portfolio and exclude assumptions made relating to farm-related property, such as cooling facilities and box barns, and other structures on our properties, including residential housing and horticulture, as their aggregate value was deemed to be immaterial in relation to that of the farmland.

Our Valuation Team reviews the appraisals, including the significant assumptions and inputs used in determining the appraised values, and considers any developments that may have occurred since the time the appraisals were performed. Developments considered that may have an impact on the fair value of our real estate include, but are not limited to, changes in tenant credit profiles; changes in lease terms, such as expirations and notices of non-renewals or to vacate; and potential asset sales, particularly those at prices different from the appraised values of our properties.

Management believes that the purchase prices of the farms acquired during the previous 12 months, the most recent appraisals available for the farms acquired prior to the previous 12 months that were not valued internally, which appraisals were performed between the periods of January 2014 and October 2014, and the farms that were valued internally during the year ended December 31, 2014, fairly represent the current market values of the properties as of December 31, 2014, and, accordingly, did not make any adjustment to these values. Further, no adjustment was made to the fair values of the two properties that had fires partially damage a structure on each of the properties, as the revenue streams associated with each of the properties remain uninterrupted, and management believes the values of the properties to be fully recoverable. In addition, the claims process is still ongoing with the insurance companies, and full recovery of the assets is expected.

Further, using a discounted cash flow analysis, management determined that the fair value of all encumbrances on our properties as of December 31, 2014, was $86.0 million, as compared to a carrying value of $86.4 million.

A rollforward of the change in our portfolio value for the three months ended December 31, 2014, from the prior value basis as of September 30, 2014, is provided in the table below:

Total portfolio fair value as of September 30, 2014		$159,817,333
Plus Acquisitions:
Santa Clara Avenue	$24,592,000
Dufau Road	6,125,600

Total acquisitions for the three months ended December 31, 2014		30,717,600
Plus Value Appreciation:
San Andreas	$644,000
West Beach	830,000
20th Avenue	95,000
Broadway Road	403,000
Oregon Trail	4436,000

Total appreciation for the three months ended December 31, 2014		2,418,000

Total portfolio fair value as of December 31, 2014		$192,952,933

Calculation of Net Asset Value

To provide our stockholders with an estimate of the fair value of our real estate assets, we intend to estimate the fair value of our farm properties, expressed in terms of net asset value (“NAV”) per share, and provide that to our stockholders on a quarterly basis. NAV is a non-GAAP, supplemental measure of financial position of an equity REIT. NAV is calculated as total stockholders’ equity, adjusted for the increase or decrease in fair value of our real estate assets and encumbrances relative to their respective costs bases (“Estimated Net Worth”). Estimated Net Worth is then divided by our total common shares outstanding to calculate the NAV per share.

As of December 31, 2014, we estimate the NAV per share to be $13.94, as detailed below:

Total assets	$151,702,624
Less: net cost basis of tangible and intangible real estate assets	(145,257,763)
Plus: estimated fair value of property portfolio(1)	192,952,933

Estimated fair value of total assets		$199,397,794
Total liabilities	91,733,296
Less: book value of aggregate borrowings	(86,417,361)
Plus: fair value of aggregate borrowings(2)	85,961,031

Estimated fair value of total liabilities		91,276,966

Estimated Net Worth		$108,120,828

Shares outstanding		7,753,717

Estimated NAV per share		$13.94

(1)	Per current value basis presented in the table above.
(2)	Valued using a discounted cash flow model.

A rollforward in the estimated NAV per share for the three months ended December 31, 2014, is provided below:

Estimated NAV per share as of September 30, 2014		$13.77
Plus net loss		(0.02)
Plus Change in Valuations:
Net change in unrealized appreciation of farmland portfolio(1)	$0.24
Net change in unrealized fair value of borrowings	0.04

Net change in valuations		0.28
Less Distributions		(0.09)
Less Dilutive effect of offering		—

Estimated NAV per share as of December 31, 2014		$13.94

(1)	The net change in unrealized appreciation of farmland portfolio consists of three components: (i) an increase of $0.31 due to the appreciation in value of nine farms that were valued internally during the three months ended December 31, 2014, (ii) an increase of $0.09 due to the aggregate depreciation and amortization expense recorded during the three months ended December 31, 2014, and (iii) a decrease of $0.16 due to capital improvements made on certain properties that have not yet been included as a corresponding increase to the respective properties’ fair values.

Comparison of NAV, using the above definition, to similarly-titled measures for other REITs, may not necessarily be meaningful, due to possible differences in the calculation or application of the definition of NAV used by such REITs. In addition, please note that the trading price of our common shares may differ from our most recent estimated NAV per share calculation. For example, while we estimated the NAV per share as of December 31, 2014, to be $13.94 per the calculation above, the closing price of our common stock on December 31, 2014, was $10.70, and it has subsequently traded between $9.95 and $11.17 per share.

While management believes the values presented reflect current market conditions, the ultimate amount realized on any asset will be based on the timing of such dispositions and the then-current market conditions. There can be no assurance that the ultimate realized value upon disposition of an asset will approximate the fair value above.

We intend to report any adjustments to the NAV, as well as to the values of our properties, in this section on a quarterly basis, but in no case less than annually. However, the determination of NAV is subjective and involves a number of assumptions, judgments and estimates, and minor inaccuracies in our assumptions may have a material impact on our overall portfolio valuation. In addition, many of the assumptions used are sensitive to market conditions and can change frequently. Changes in the market environment and other events that may occur during our ownership of these properties may cause the values reported above to vary from the actual fair value that may be obtained in the open market.

QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

Market risk includes risks that arise from changes in interest rates, foreign currency exchange rates, commodity prices, equity prices and other market changes that affect market-sensitive instruments. The primary market risk that we believe we are and will be exposed to is interest rate risk. While none of our existing leases contain escalations based on market interest rates, certain of our existing borrowings are subject to variable interest rates. Further, the interest rates on certain of our fixed-rate borrowings are either fixed for a finite period before converting to variable rate or are subject to adjustment every three years. Although we seek to mitigate this risk by structuring certain provisions into many of our leases, such as escalation clauses or adjusting the rent to prevailing market rents at two- to three-year intervals, these features do not eliminate this risk. To date, we have not entered into any derivative contracts to attempt to manage our exposure to interest rate fluctuations.

There have been no material changes in the quantitative and qualitative market risk disclosures from that disclosed in our Annual Report on Form 10-K for the fiscal year ended December 31, 2014, as filed with the SEC on February 24, 2015.

BUSINESS

Corporate Overview

Gladstone Land Corporation is an externally-managed real estate investment trust formed to engage in the business of owning and leasing farmland located in major agricultural markets throughout the United States. We were originally incorporated in California on June 14, 1997, but were subsequently re-incorporated in Delaware on May 25, 2004 and finally re-incorporated in Maryland on March 24, 2011. Our farmland is predominantly concentrated in locations where tenants are able to grow annual row crops such as berries, lettuce and melons, among others, which are planted and harvested annually or more frequently. We may also acquire property related to farming, such as storage facilities utilized for cooling crops, processing plants, packaging buildings and distribution centers. We completed our initial public offering on January 28, 2013 with 1,630 acres on 12 farms, leased to 6 separate and unrelated corporate and independent farmer tenants, in California and Florida. At that time, we also owned two storage facilities utilized for cooling crops and a facility utilized for the storage and assembly of boxes for shipping produce (a “box barn”).

As of the date of this prospectus, we owned 8,789 acres comprised of 34 farms: 15 in California, 10 in Florida, 4 in Michigan, 4 in Oregon and 1 in Arizona. We also own three cooling facilities and one box barn. These properties are currently leased to 29 separate and unrelated tenants that are either corporate or independent farmers. We also lease a small parcel on our 653-acre farm near Oxnard, California (“West Gonzales”), to an oil company. Historically, our farmland has predominantly been concentrated in locations where tenants are able to grow annual row crops, such as certain types of berries and vegetable crops, which are planted and harvested annually or more frequently. However, during 2013, we began to diversify the variety of crops grown on our properties, and we now own several farms with more permanent crops, such as blueberries, as well as a couple of farms that grow grains, such as corn and beans. While our focus remains on annual row crops, in the future, we may acquire additional land with fruit or nut trees, bushes, wine berries and wine grapes, as well as land to grow grains. We may also acquire more property related to farming, such as storage facilities utilized for cooling crops, freezer buildings, box barns, silos, storage facilities, green houses, processing plants, packaging buildings and distribution centers.

We generally lease our properties on a triple-net basis, an arrangement under which, in addition to rent, the tenant is required to pay the related taxes, insurance costs (including drought insurance if we were to acquire properties that depend upon rainwater for irrigation), maintenance and other operating costs. We may also sell farmland at certain times, such as when the land could be developed by others for urban or suburban uses. We do not currently intend to enter the business of growing, packing or marketing farmed products; however, if we do so in the future, we expect that we would conduct such business through a taxable REIT subsidiary (“TRS”).

To a lesser extent, we may provide senior secured first-lien mortgages to farmers for the purchase of farmland and farm-related properties. We expect that any mortgages we make would be secured by farming properties that have a successful history of crop production and profitable farming operations and that, over time, such mortgages would not exceed 5.0% of the fair value of our total assets. Currently, we do not hold any mortgages, and we have not identified any properties for which to make loans secured by mortgages.

Our business is managed by our external adviser, Gladstone Management Corporation, (our “Adviser”), which is an affiliated registered investment adviser under the Investment Advisers Act of 1940. Our Adviser is responsible for managing our business on a daily basis and for identifying and making acquisitions and dispositions that it believes satisfy our investment criteria. Administrative services are provided to us by Gladstone Administration, LLC (our “Administrator”), also an affiliate of ours and our Adviser. Our Adviser and our Administrator are owned and controlled by David Gladstone, our chief executive officer, president, chairman of our board of directors and our largest stockholder.

We conduct our business through an Umbrella Partnership Real Estate Investment Trust (“UPREIT”) structure in which our properties and the mortgage loans we make will be held directly or indirectly by Gladstone

Land Limited Partnership (our “Operating Partnership”). We are the manager and 100% owner of Gladstone Land Partners, LLC (“Land Partners”), which is the sole general partner of our Operating Partnership, and we currently hold, directly and indirectly through Land Partners, 100% of its outstanding limited partnership units (“OP Units”). In the future, we may offer equity ownership in our Operating Partnership by issuing OP Units to farmland owners from time to time in consideration for acquiring their farms. Holders of OP Units in our Operating Partnership will be entitled to redeem these units for cash or, at our election, shares of our common stock on a one-for-one basis at any time after holding the OP Units for one year. Farmland owners who exchange their farms for OP Units may be able to do so in a tax-deferred exchange under U.S. federal income tax laws.

We are the sole stockholder of our subsidiary, Gladstone Land Advisers, Inc., which operates as a TRS. We may own or manage our assets and engage in other activities through Gladstone Land Advisers or another TRS we form or acquire when we deem it necessary or advisable. The taxable income generated by any TRS will be subject to regular corporate income tax. Currently, we do not conduct any operations through a TRS.

World Supply of Farmland

Domestic and global population growth is the major driver behind increased demand for farmland to feed the growing population. The U.S. Census bureau estimates that the U.S. population will grow by 10.0% during the current decade to 348 million people and the global population will grow by 11.8% over the same period to approximately 8 billion people worldwide.

In addition to population growth spurring demand for farmland, changing consumption patterns also contribute to the increasing value of farmland. As large nations such as China and India modernize, their consumption of meat protein continues to increase. It takes over five times the amount of grain to produce an equivalent amount of calories in meat protein, so as the demand for meat protein increases it is expected that the demand for grains will increase.

At the same time that that there is demand for more food to feed an increasing population, there is increasing demand for urban and suburban uses of farmland. The increased demand due to population growth and changing consumption patterns, coupled with the development of agricultural land for urban and industrial purposes, could result in significant upward pressure on farmland prices as farmland is converted to urban or suburban uses. This is a major investment thesis of our business. Figure 1 below shows the historical and projected decline of arable land, which is land suitable for growing crops, per capita, as illustrated in the chart from 2000 below from the Food and Agricultural Organization of the United Nations:

Figure 1

United States Farmland

The USDA’s 2012 Census of Agriculture (which is performed every five years), estimated there were approximately 2.1 million farms on 914.5 million acres of land in the United States, roughly 8 million fewer acres than in 2007. Out of this total, there were 1.6 million farms dedicated to producing crops, which we refer to in this prospectus as cropland. According to the USDA, in 2012, crop farms utilized 390.0 million acres of land, with approximately 240 acres per farm. The total estimated annual market value of crops harvested in the United States, according to the USDA’s 2012 Census of Agriculture, was $212.4 billion.

The USDA’s agricultural projections anticipate continued increases in domestic farm income, despite the current global economic slowdown. Figure 2 below illustrates the continued trend of increasing farm income projected by the USDA from 2013 onward.

Figure 2

Farmland Returns

According to the USDA, cropland values increased 105% over the 10-year period from 2005 to 2014. As an investment, we believe that U.S. farmland has performed comparatively well in recent years compared to other asset classes and has provided investors with a relatively safe haven during the recent turbulence in the financial markets. Figure 3 below illustrates the returns farmland has experienced compared to domestic REITs and public equity. We believe the relatively stable returns of farmland in the periods of dramatic changes in the stock market and the economic recession is significant.

Figure 3

	2005	2006	2007	2008	2009	2010	2011	2012	2013	2014	Annual Average
NCREIF — Farmland Index(1)	33.9%	21.2%	15.9%	15.8%	6.3%	8.8%	15.2%	18.6%	20.9%	12.6%	16.9%
NAREIT REIT Index(2)	8.3%	34.4%	-17.8%	-37.3%	27.5%	27.6%	7.3%	20.1%	3.2%	27.2%	10.0%
S&P 500 Index — Total Returns	4.9%	15.6%	5.5%	-36.6%	25.9%	14.9%	2.1%	15.8%	32.4%	13.7%	9.4%

(1)	The NCREIF Farmland Index is a composite return measure of investment performance, determined on a non-leveraged basis, of a large pool of approximately 623 individual agricultural properties with an estimated aggregate value over $5.5 billion. We believe that the NCREIF Farmland Index is representative of the overall agricultural market.
(2)	The NAREIT All REIT Index is a composite return measure of all U.S. REITs.

Cropland Values and Rents

Figure 4a and 4b below illustrates the increase in domestic cropland values and rents over the last 10 years:

Figure 4a

Figure 4b

Farmland Debt

Farmland in the United States has continued to improve from a balance sheet perspective. In general, the farming sector is not heavily leveraged, as illustrated in Figure 5 below, and has maintained relatively low debt levels during a period in which leverage has increased in other asset classes. As a result, farm values and income have not experienced the extreme volatility seen in other asset classes. Although there can be no assurance that the debt ratios of our tenants will be similar to those set forth in Figure 5 below, in general we have found most farmers to be conservative when using debt. In addition, there can be no assurance that our debt ratios will be consistent with the statistics set forth in Figure 5 below, this consistency increases our confidence in evaluating prospective individual farm acquisitions, including projecting the income that may be generated from our properties.

Figure 5

Balance Sheet of the U.S. Farming Sector ($ in Millions)

	2011	2012	2013	2014F	2015F
Farm Assets	$2,478,046	$2,734,400	$2,886,548	$2,994,014	$3,005,139
Real estate	$1,981,973	$2,193,965	$2,384,831	$2,444,811	$2,426,022
Total Farm Debt	$294,472	$300,315	$308,223	$317,715	$327,444
Total Farm Equity	$2,183,574	$2,434,086	$2,578,324	$2,676,299	$2,677,696
Debt / Assets	12.1%	11.0%	10.7%	10.6%	10.9%
Debt / Real Estate	14.9%	13.7%	12.9%	13.0%	13.5%

  Source: USDA

  F = forecast

OUR INVESTMENT FOCUS

Our Investment Objectives and Our Strategy

Our principal business objective is to maximize stockholder returns through a combination of: (1) monthly cash distributions to our stockholders, which we hope to sustain and increase through long-term growth in cash flows from increased rents; (2) appreciation of our land; and (3) capital gains derived from the sale of our properties. Our primary strategy to achieve our business objective is to invest in and diversify our current portfolio of primarily triple-net-leased farmland and properties related to farming operations. This strategy includes the following components:

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Owning Farms and Farm-Related Real Estate for Income. We own and intend to acquire farmland and lease it to corporate and independent farmers, including sellers who desire to continue farming the land after we acquire the property from them. We expect to hold acquired properties for many years and to generate stable and increasing rental income from leasing these properties.

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Owning Farms and Farm-Related Real Estate for Appreciation. We intend to lease acquired properties over the long term. However, from time to time we may sell one or more properties if we believe it to be in the best interests of our stockholders. Potential purchasers may include real estate developers desiring to develop the property or financial purchasers seeking to acquire property for investment purposes. Accordingly, we will seek to acquire properties that we believe have potential for long-term appreciation in value.

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Continue Expanding our Operations Geographically. While our properties are currently located in five states across the U.S., we expect that we will acquire properties in other farming locations in the future. We believe the Southeast and Mid-Atlantic regions of the United States, specifically states such as Georgia, North Carolina and New Jersey, offer attractive locations for expansion. We also expect to seek farmland acquisitions in the Midwest and may also expand into other areas in the United States.

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Continue Expanding our Crop Varieties. Currently, the majority of tenants who farm our properties grow row crops dedicated to produce, such as lettuce and tomatoes, and berries, such as strawberries and raspberries. While we have begun expanding into longer-term crops, such as blueberries, as well as into grains, in the future, we will seek to continue expanding into other crops, such as commodity crops (e.g., wheat, rice and corn) and bush, tree and vine crops (e.g., fruits and nuts).

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Using Leverage. To make more investments than would otherwise be possible, we intend to borrow through loans secured by long-term mortgages on our properties, and we may also borrow funds on a short-term basis or incur other indebtedness.

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Owning Mortgages on Farms and Farm-Related Real Estate. In circumstances where our purchase of farms and farm-related properties is not feasible, we may provide the owner of the property with a mortgage loan secured by the property along with an option to sell the property to us in the future at a predetermined price. We do not expect that, over time, our mortgages held will exceed 5.0% of the fair value of our total assets.

•	Joint Ventures. Some of our investments may be made through joint ventures that would permit us to own interests in large properties without restricting the diversity of our portfolio.

We expect that most of our future tenants will be independent or corporate farming operations that are unrelated to us. We intend to lease the majority of our properties under triple-net leases, an arrangement under which the tenant maintains the property while paying the related taxes, maintenance and insurance costs, as well as rent to us. We are actively seeking and evaluating other farm properties for potential purchase, although we are not currently a party to any binding purchase agreements to acquire any properties. All potential acquisitions will be subject to due diligence investigations, and there can be no assurance that we will be successful in identifying or acquiring any properties in the future.

Annual Row Crops

Farm crops can generally be divided into two main categories, permanent crops and annual row crops. Permanent crops have plant structures (such as trees, vines or bushes) that produce yearly crops without being replanted. Examples include oranges, apples, almonds and grapes. Annual row crops, on the other hand are both planted and harvested annually or more frequently. Examples of annual row crops include lettuce, strawberries and melons. We intend to continue to buy farms that produce annual row crops. We do not expect to buy a substantial amount of farmland used for permanent crops. We believe that annual row cropland has less risk than permanent cropland because annual row crops require less time and capital to plant. If a farmer loses an annual row crop to drought, flooding, fire or disease one year, the farmer can generally resume production on the land in a few weeks or months. However, if a farmer loses a permanent crop there would generally be significant time and capital needed to return the land to production because a tree or vine may take years to grow before bearing fruit

Annual row crop farmland also enables the farmer to rotate crop types to keep up with changing market conditions or changes to the weather or soil. If demand for one type of annual row crop, for example lettuce, decreases, the annual row crop farmer can convert the farm to another annual row crop such as radicchio. Permanent crop farmland is dedicated to one crop during the lifespan of the trees or vines and therefore cannot be rotated to adapt to changing environmental or market conditions. As a result we believe that annual row crop farms have a lower risk profile than permanent crop farms.

Fresh Produce

Annual row crops can be further divided into two sub-categories, fresh produce and commodity crops. Fresh produce generally means fruits and vegetables including strawberries, lettuce, melons and peppers. Examples of commodity crops include corn, soybeans, rice, cotton and wheat. We seek to acquire and lease farmland for the primary purpose of harvesting annual row crops, with an emphasis on fresh produce farms. Under the annual row cropland category, we believe fresh produce farmland possesses attributes that are more likely to provide appreciation and increasing rental income over time. Because fresh produce is more perishable than commodity crops and permanent crops, the majority of fresh produce farmed in the United States is consumed domestically. In contrast, commodity crops and permanent crops, which can generally endure much longer periods of time from harvest to consumption, allow for global shipment and trade. As a result, fresh produce is usually more insulated from the global market volatility than commodity and permanent crops. We believe this generally helps provide for better price stability of the harvested crop and therefore greater stability of the underlying land value for land producing fresh produce crops. In addition fresh produce farms that we have purchased include fresh water wells on the land that are used for irrigation. Many of the commodity farms without wells depend on rain water and are therefore susceptible to extended droughts. While our primary focus is acquiring fresh produce farms with annual row crops, from time to time we purchase commodity crop farms where we find attractive valuations, land with water rights, productive soil and financially strong tenants.

Prices of Farmland

The map in Figure 6 below is from the USDA National Agricultural Statistics Service, or NASS. It shows that some of the most expensive farmland in the United States, outside of densely populated areas in the Northeast, is in California, with Iowa and Florida being similar.

Figure 6

Leased Property

We expect to continue to lease our farmland and other agricultural real estate under triple-net leases, which require the tenant to either pay or reimburse us for all operating expenses, including, but not limited to: taxes, water usage, maintenance and insurance. Because we utilize a triple-net lease structure, we believe that we directly incur fewer operating expenses than real estate investment trusts that do not use triple-net leases and are required to pay these expenses. To date, we have not experienced any defaults under our leases. The rent and interest payments we receive from the farmers will be the primary source of any distributions to our stockholders.

While we do not share operating profit or losses with a tenant, we do expect that over time rental income will increase and therefore that our net income will increase. Most farmland in the areas where we initially intend to buy land is leased under short-term leases, and we plan to lease our property under short-term leases. By entering into short-term leases, we believe we will be in a position to increase our rental rates when the leases are renewed, if prevailing rental rates have increased. Our business model anticipates that the value of our farmland will increase, as it has in the past, at a rate that is equal to or greater than the rate of inflation in part because of the trend of prices for fresh fruits and vegetables, though there can be no guarantee that this appreciation will occur.

We believe farmland has historically maintained relatively low vacancy rates when compared to other types of rental real estate, and we believe that it is rare for good farmland not to be leased and farmed every year. As a result, we believe there is a reduced risk of vacancy on our properties when compared to properties with structures, such as office buildings or industrial facilities.

Diversified Portfolio

We intend to continue to acquire numerous properties in order to further diversify our portfolio. We believe that owning many properties farmed for multiple crop types in different geographic growing regions with a broad tenant base will reduce the risk of rental income reduction or depreciation of the land value. We may also purchase additional farm-related structures that are used by farmers for their crops, such as processing plants, freezer or cooling facilities, storage sheds, box barns and other similar structures that may already exist on some of the farms we buy. We currently rent three cooling facilities and one box barn to the tenants on certain of our farms.

Members of our management team have experience in leasing farms that are used for strawberries, raspberries, tomatoes, beans, peppers, lettuce and other crops in California and Florida. We believe that this experience will provide us with an opportunity to lease land to a wide variety of different farmers from year to year and mitigates the risk of owning land dedicated to a single crop.

When a farmer only grows one crop, such as wheat, the farmer is subject to the risks specific to that one crop. We seek to have a diversification of crops on our various farms by renting the farms to tenants that specialize in growing a variety of different crops so that our ability to collect rent is not dependent on just one crop. In addition, we seek to diversify our investments in land that grows many different crops.

Strong Tenants

We intend to continue to lease to corporate and independent farmers with sufficient experience and capital. We do not have the resources or the desire to farm the land we acquire, so we will rely on prospective tenants who have these resources and who desire to continue farming the land over the long term. We will seek tenants that have experience, financial strength and adhere to quality standards. We also will seek tenants that have selling and distribution experience or relationships with national marketers-distributors, as distribution is a key component to successful farming operations. For example, many farm operations include salespeople that have relationships with grocery store buyers and wholesale food groups. These salespeople are integral to getting the farm products sold as they are being harvested.

We expect that our tenants own and farm other properties that they may offer to us for purchase and then lease them back from us. Strong tenants also may have the operational scale to lease additional properties and could help us identify properties for future acquisition that they could farm. These kinds of tenants would enable us to increase our prospectus of future acquisitions.

Family-owned Properties

We also believe that much of the real estate we are seeking to acquire is owned by families and farming businesses who would like to sell their property for cash or for interests in our Operating Partnership. According to the USDA, as of 2012, approximately 87% of farms in the United States were owned by families. Some of these sellers may wish to simultaneously lease their property back and continue their agricultural businesses under short-term, net leases. Sellers in these “sale-leaseback” transactions can then use the proceeds to repay existing indebtedness, for growth of their farming operations or in other business endeavors. We believe that the real estate that we acquire and do not simultaneously lease back to the seller can be leased at attractive rental rates to other independent or corporate farmers.

As an alternative to selling their real estate to us for cash, we believe that farm owners may be interested in exchanging their farmland for Units in our Operating Partnership in order to retain the ability to participate in the equity of our company and the potential appreciation in value of our properties. By making such an exchange, these farm owners would become investors in a more diversified portfolio of agricultural real estate. Under certain circumstances, the exchange of real estate for Units is a tax-free exchange under U.S. tax laws. In addition, because we intend to make cash distributions each month, Unit holders would receive regular monthly cash distributions as well as participate in the future plans of our company. Finally, Unit holders would have the flexibility to redeem their Units in the future for cash, or at our election, shares of our common stock that they could then sell in the public market, thereby allowing these sellers to receive the value of their property in a tax-efficient manner. Because we expect the decision to issue Units to acquire real estate will generally be driven by the desires of the prospective seller, we do not know how frequently we will use this method to acquire properties. However, we believe that the utilization of Units to acquire properties will likely be a significant part of our property acquisition strategy.

OUR INVESTMENT PROCESS

Types of Investments

We expect that substantially all of our investments will be in income-producing agricultural real property and, to a lesser extent, mortgages on agricultural real estate. We expect that the majority of our leases will be structured as triple-net leases. If we make mortgage loans, we expect the ratio of loan amount to value of the real estate to be greater than ratios for conventional mortgage loans on farms and the interest rate to be higher than those for conventional loans. Investments will not be restricted as to geographical areas. Currently, our properties are located across five states in the U.S.

We anticipate that we will make substantially all of our investments through our Operating Partnership. Our Operating Partnership may acquire interests in real property in exchange for the issuance of common shares, OP Units, cash or through a combination of the three. OP Units issued by our Operating Partnership will be redeemable for cash or, at our election, shares of our common stock on a one-for-one basis at any time after holding the OP Units for one year. However, we currently, and may in the future, hold some or all of our interests in real properties through one or more wholly-owned subsidiaries, each classified as a qualified REIT subsidiary.

Property Acquisitions and Leasing

We anticipate that many of the farms we purchase will be acquired from independent farmers or agricultural companies and that they will simultaneously lease the properties back from us. These transactions will provide the tenants with an alternative to other financing sources, such as borrowing, mortgaging real property or selling securities. We anticipate that some of our transactions will be in conjunction with acquisitions, recapitalizations or other corporate transactions affecting our tenants. We also expect that many of the farms we acquire will be purchased from owners that do not farm the property but rather lease the property to tenant farmers. In situations such as these, we intend to have a lease in place prior to or simultaneously with acquiring the property. For a discussion of the risks associated with leasing property to leveraged tenants, see “Risk Factors — Risks Relating to Our Business and Operations — Some of our tenants may be unable to pay rent, which could adversely affect our cash available to make distributions to our stockholders or otherwise impair the value of your investment.”

We intend to own primarily single-tenant, agricultural real property. Generally, we will lease properties to tenants that our Adviser deems creditworthy under triple-net leases that will be full-recourse obligations of our tenants or their affiliates. Most of our agricultural leases have original terms ranging from 3 to 10 years for properties growing row crops and 5 to 15 years for properties growing permanent crops, often with options to extend the lease further. Rent is generally payable to us on either an annual or semi-annual basis, with one-half due at the beginning of the year and the other half due later in the year. Further, most of our leases contain provisions that provide for annual increases in the rental amounts payable by the tenants, often referred to as escalation clauses. The escalation clauses may specify fixed dollar amount or percentage increases each year, or it may be variable, based on standard cost of living or inflation indices. In addition, some leases that are longer-term in nature may require a regular survey of comparable land rents, with the rent owed per the lease being adjusted to reflect current market rents. We have not entered into any leases that include variable rent based on the success of the harvest each year; however, should we choose to do so, we would generally require the lease to include the guarantee of a minimum amount of rental income that satisfies our investment return criteria.

Currently, our 34 farms are leased under original lease terms ranging from 1 to 15 years, with 21 farms leased on a pure triple-net basis, and 13 farms leased on a partial-net basis, with the landlord responsible for all or a portion of the related property taxes. However, due to follow-on leases we have executed on certain of our properties, two of our farms that are currently leased on a partial-net basis will convert to pure triple-net leases in November 2015.

We believe that we can source farmland to purchase that will rent at annual rental rates providing net capitalization rates ranging from 4.5% to 6.5% of the properties’ market values. However, there can be no assurance that we will be able to achieve this level of rental rates. Since rental contracts in the farming business for annual row crops are customarily short-term agreements, rental rates are typically renegotiated regularly to then-current market rates.

Underwriting Criteria and Due Diligence Process

Selecting the Property

We consider selecting the right properties to purchase or finance as the most important aspect of our business. Buying quality farmland that can be used for many different crops and that is located in desirable locations is essential to our success.

Our Adviser works with real estate contacts in agricultural markets throughout the United States to assess available properties and farming areas. We believe that our Adviser is experienced in selecting valuable farmland and will use this expertise to identify promising properties. The following is a list of important factors in our selection of farmland:

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Water availability. Availability of water is essential to farming. We will seek to purchase properties with ample access to water through an operating well on site or rights to use a well or other source that is located nearby. However, we may consider properties that rely on rainfall for water if the tenant on that property mitigates the drought risk by purchasing drought insurance. Typically, the leases on properties that rely on rainfall would be longer-term in nature. We do not currently own any properties that rely on rainfall for water.

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Soil composition. In addition to water, for farming efforts to be successful, the soil must be suitable for growing crops. We will not buy or finance any real property that does not have soil conditions that we believe are favorable for growing the crops farmed on the property, except to the extent that a portion of an otherwise suitable property, while not favorable for growing the crops farmed on the property, may be utilized to build structures used in the farming business, such as cooling facilities, packinghouses, silos, greenhouses, storage facilities and distribution centers.

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Location. Farming also requires optimal climate and growing seasons. We typically seek to purchase properties in locations that take advantage of climate conditions that are needed to grow fresh produce crops. We intend to continue to expand throughout the United States in locations with productive farmland and financially sound farming tenants.

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Price. We intend to purchase and finance properties that we believe are a good value and that we will be able to profitably rent for farming over the long term. Generally, the closer a property is located to urban developments, the higher the value of the property. As a result, properties that are currently located in close proximity to urban developments are likely to be too expensive to justify farming over an extended period of time, and, therefore, we are unlikely to invest in such properties.

Our Adviser will perform a due diligence review with respect to each potential property acquisition. Such review will include an evaluation of the physical condition of a property and an environmental site assessment to determine potential environmental liabilities associated with a property prior to its acquisition. One of the criteria that we look for is whether mineral rights to such property, which constitute a separate estate from the surface rights to the property, have been sold to a third party. We generally seek to invest in properties where mineral rights have not been sold to third parties; however, in cases where access to mineral rights would not affect the surface farming operations, we may enter into a lease agreement for the extraction of minerals or other subterranean resources, as we have done on West Gonzales. We may seek to acquire mineral rights in connection with the acquisition of future properties to the extent such mineral rights have been sold off and the investment acquisition of such rights is considered to be favorable after our due diligence review. Despite the conduct of these reviews, there can be no assurance that hazardous substances or waste, as determined under present or future federal or state laws or regulations, will not be discovered on the property after we acquire it. See “Risk Factors — Risks Relating to our Business and Operations — Potential liability for environmental matters could adversely affect our financial condition.”

Our Adviser will also physically inspect each property and the real estate surrounding it to estimate its value. Our Adviser’s due diligence will be primarily focused on valuing each property independent of its rental value to particular tenants to whom we plan to rent. The real estate valuations our Adviser performs will consider one or more of the following items:

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The comparable value of similar real property in the same general area of the prospective property. In this regard, comparable property is hard to define since each piece of real estate has its own distinct characteristics. But to the extent possible, comparable property in the area that has sold or is for sale will be used to determine if the price being paid for the property is reasonable.

•	The comparable real estate rental rates for similar properties in the same area of the prospective property.

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Alternative uses for the property to determine if there is another use for the property that would give it higher value, including potential future conversion to urban or suburban uses such as commercial or residential development.

•	The assessed value as determined by the local real estate taxing authority.

In addition, our Adviser may supplement its valuation estimate with an independent real estate appraisal in connection with each investment that it considers. These appraisals may take into consideration, among other things, the terms and conditions of the particular lease transaction, the quality of the tenant’s credit and the conditions of the credit markets at the time the lease transaction is negotiated. However, the actual purchase price of a property may be greater or less than its appraised value. When appropriate, our Adviser may engage experts to undertake some or all of the due diligence efforts described above.

Underwriting the Tenant, Due Diligence Process and Negotiating Lease Provisions

In addition to property selection, underwriting the tenant that will lease the property will also be an important aspect of many of our investments. Our Adviser will evaluate the creditworthiness of the tenant and assess its ability to generate sufficient cash flow from its agricultural operations to cover its payment obligations to us pursuant to our lease. Because our tenants are in the farming industry, their cash flows may fluctuate according to season. The following is a list of criteria that our Adviser may consider when evaluating potential tenants for our properties, although not all criteria may be present for each lease:

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Experience. We believe that experience is the most significant characteristic when determining the creditworthiness of a tenant. Therefore, we seek to rent our properties to farmers that have an extensive track record of farming their particular crops successfully.

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Financial Strength. We seek to rent to farmers that have financial resources to invest in planting and harvesting their crops. We generally require annual financial statements of the tenant to evaluate the financial capability of the tenant and its ability to perform its obligations under the lease.

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Adherence to Quality Standards. We seek to lease our properties to those farmers that are committed to farming in a manner that will generate high-quality crops. We intend to identify such commitment through their track records of selling produce into established distribution chains and outlets.

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Lease Provisions that Enhance and Protect Value. When deemed appropriate, our Adviser attempts to include lease provisions that require our consent to specified tenant activity or require the tenant to satisfy specific operating tests. These provisions may include, for example, requiring the tenant to meet operational or financial covenants or to indemnify us against environmental and other contingent liabilities. We believe that these provisions serve to protect our investments from changes in the operating and financial characteristics of a tenant that may impact its ability to satisfy its obligations to us or that could reduce the value of our properties. Our Adviser generally also seeks covenants requiring tenants to receive our consent prior to any change in control of the tenant.

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Credit Enhancement. To mitigate risk and enhance the likelihood of tenants satisfying their lease obligations, our Adviser may also seek cross-default provisions if a tenant has multiple obligations to us or seek a letter of credit or a guaranty of lease obligations from each tenant’s corporate affiliates, if any. We believe that these types of credit enhancements, if obtained, provide us with additional financial security. These same enhancements may apply to mortgage loans.

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Diversification. Our Adviser will seek to diversify our portfolio to avoid dependence on any one particular tenant or geographic location. By diversifying our portfolio, our Adviser intends to reduce the adverse effect on our portfolio of a single underperforming investment or a downturn in any particular geographic region. Many of the areas in which we purchase or finance properties are likely to have their own microclimates and, although they appear to be in close proximity to one another, generally will not be similarly affected by weather or other natural occurrences at the same time. We currently own properties in five different states across the U.S., and over time, we expect to expand our geographic focus to other areas of the Southeast, Midwest and the Mid-Atlantic. We will also attempt to diversify our portfolio of properties by expanding our current operations, which currently consist primarily of owning and leasing farmland that grows row crops dedicated to berries and produce, to owning farmland that grows other crop types, such as commodity crops (e.g., wheat, rice and corn) and bush, tree and vine crops (e.g., nuts and fruits).

While our Adviser seeks tenants it believes to be creditworthy, tenants are not required to meet any minimum rating established by an independent credit rating agency. Our Adviser’s standards for determining whether a particular tenant is creditworthy will vary in accordance with a variety of factors relating to specific prospective tenants. The creditworthiness of a tenant is determined on a tenant-by-tenant and case-by-case basis. Therefore, general standards for creditworthiness cannot be applied. We monitor our tenants’ credit quality on an ongoing basis by, among other things, periodically conducting site visits to the properties to ensure farming operations are taking place and to assess the general maintenance of the properties. To date, no changes to credit quality of our tenants have been identified, and all tenants continue to pay pursuant to the terms of their respective leases.

Mortgage Loans

Borrower Selection

Our value-oriented investment philosophy is primarily focused on maximizing yield relative to risk. Upon identifying a potential mortgage opportunity, our Adviser will perform an initial screening to determine whether pursuing intensive due diligence is merited. As part of this process, we have identified several criteria we believe are important in evaluating prospective borrowers. The following criteria provide general guidelines for our investment decisions; however, each prospective borrower may not meet all of these criteria:

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Positive cash flow. Our investment philosophy begins with a credit analysis. We intend to generally focus on borrowers to which we can lend at relatively low multiples of operating cash flow and that have positive operating cash flows when the loan is originated. Although we will obtain liens on the underlying real estate and other collateral, we are primarily focused on the predictability of future cash flow from their operations.

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Seasoned management with significant equity ownership. Strong, committed management teams are important to the success of any farm, and we intend to lend to farm businesses where strong management teams are already in place with a history of successful crop production and profitable farming operations.

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Strong competitive position. We seek to lend to farm businesses that have developed competitive advantages and defensible market positions within their respective markets and are well-positioned to capitalize on growth opportunities.

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Exit strategy. We seek to lend to farm businesses that we believe will generate consistent cash flow to repay our loans and reinvest in their respective businesses. We expect such internally-generated cash flow in these farms to be a key means by which borrowers are able to pay off our loans.

Mortgage Loan Terms

We expect that most of the mortgage loans we make will contain some or all of the following terms and conditions:

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Loan to value. We will consider the appraised value of each property when we consider a mortgage on that property. Our goal is to loan an amount that is no more than 75% of the appraised value of the real estate. However, there may be circumstances in which we may increase the percentage, such as for land that we would like to own or for a borrower that is well-capitalized.

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Cash flow coverage. We expect most borrowers to have a farming operation that has and is expected to continue to have substantial cash flow from its operations. We will seek to loan to businesses that generate operating cash flows of at least 1.2 times the amount of the mortgage payments. However, there may be circumstances in which we may lower that ratio below 1.2, such as for land we would like to own and for borrowers that have cash flow from other operations.

•	Term. In general, we expect to make mortgage loans of three to five years that will be interest-only, with the entire principal amount due at the end of the term.

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Guarantees. In general, we do not expect the owner of the property to personally guarantee the mortgage. However, we do expect the owner to pledge any assets or crops planted on the property as collateral for the loan.

Property Review

We expect to perform a standard review of the property that will be collateral for the mortgage, including many of the following:

•	an independent appraisal;

•	land record searches for possible restrictions;

•	water samples and availability;

•	soil samples;

•	environmental analysis;

•	zoning analysis;

•	crop yields;

•	possible future uses of the property; and

•	government regulation impacting the property, including taxes and other restrictions.

Underwriting the Borrower

We view underwriting a borrower in the same way as underwriting a tenant, with criteria similar to those for tenants described above. We believe that, for assessing credit risk, a borrower and tenant are functionally the same, as they each are operating a farm business and will owe us money, either as rent or as interest and principal on a loan.

Currently, we do not hold any mortgages, and we have not identified any properties for which to make loans secured by mortgages.

Other Investments

From time to time, we may purchase cooling facilities, freezer buildings, packinghouses, silos, storage facilities, greenhouses and similar property improvements to rent to independent farmers. We may also build these types of buildings on property that we purchase if there is sufficient business to make this worthwhile; however, we do not expect these to be a material portion of our assets.

Temporary Investments

Pending investments in real properties or mortgages, we intend to invest significant cash on hand, if any, in permitted temporary investments, which include short-term U.S. Government securities, bank certificates of deposit and other short-term liquid investments. We also may invest in securities that qualify as “real estate assets” and produce qualifying income under the REIT provisions of the Internal Revenue Code of 1986, as amended (the “Code”).

If at any time the character of our investments would cause us to be deemed an “investment company,” as defined in the Investment Company Act of 1940, we will take the necessary action to ensure that we are not deemed to be an “investment company.” Our Adviser will continually review our investment activity and the composition of our portfolio to ensure that we remain outside the purview of the Investment Company Act. Our working capital and other reserves will be invested in permitted temporary investments. Our Adviser will evaluate the relative risks and rates of return, our cash needs and other appropriate considerations when making short-term investments on our behalf. Such temporary investments may have rates of return that are less or greater than we could obtain from real estate investments.

Joint Ventures

We may enter into joint ventures, partnerships and other mutual arrangements with real estate developers, property owners and others for the purpose of obtaining an equity interest in a property in accordance with our investment policies. Many REITs have used joint ventures as sources of capital during periods where debt or equity capital was either unavailable or not available on favorable terms. Joint venture investments could permit us to own interests in large properties without unduly restricting the diversity of our portfolio. We will not enter into a joint venture to make an investment that we would not otherwise be permitted to make on our own. We expect that in any joint venture the cost of structuring joint investments would be shared ratably by us and the other participating investors.

Use of Leverage

Our strategy is to use borrowings as a financing mechanism in amounts that we believe will maximize the return to our stockholders. We generally expect to enter into borrowing arrangements directly or indirectly through our Operating Partnership. There is no limitation on the amount we may borrow against any single investment property. Neither our charter nor our bylaws impose any limitation on our borrowing.

We believe that, by operating on a leveraged basis, we will have more funds available and, therefore, will be able to make more investments than would otherwise be possible. We believe that this will result in a more diversified portfolio. Our Adviser and Administrator will use its best efforts to obtain financing on the most favorable terms available to us.

We anticipate that our prospective lenders may also seek to include loan provisions whereby the termination or replacement of our Adviser would result in an event of default or an event requiring the immediate repayment of the full outstanding balance of the loan. The replacement or termination of our Adviser may, however, require the prior consent of a lender.

We may refinance properties during the term of a loan when, in the opinion of our Adviser, a decline in interest rates makes it advisable to prepay an existing mortgage loan, when an existing mortgage loan matures or if an attractive investment becomes available and the proceeds from the refinancing can be used to make such investment. The benefits of the refinancing may include an increase in cash flow resulting from reduced debt service requirements, an increase in distributions to stockholders from proceeds of the refinancing, if any, or an increase in property ownership if some refinancing proceeds are reinvested in real estate.

Other Investment Policies

Working Capital Reserves

We may establish a working capital reserve in an amount that we anticipate to be sufficient to satisfy our liquidity requirements. Our liquidity could be adversely affected by unanticipated costs, greater-than-anticipated operating expenses or cash shortfalls in funding our distributions. To the extent that the working capital reserve is insufficient to satisfy our cash requirements, additional funds may be produced from cash generated from operations or through short-term borrowings. In addition, subject to limitations described in this prospectus, we may incur indebtedness in connection with:

•	the acquisition of any property;

•	the refinancing of the debt upon any property; or

•	the leveraging of any previously unleveraged property.

For additional information regarding our borrowing strategy, see “Our Investment Process — Use of Leverage.”

Holding Period For and Sale of Investments; Reinvestment of Sale Proceeds

We intend to hold each property we acquire for an extended period until it can be sold for conversion into urban or suburban uses, such as residential or commercial development. However, circumstances might arise which could result in the earlier sale of some properties. We may sell a property before the end of its expected holding period if, in the judgment of our Adviser, the sale of the property is in the best interest of our stockholders. The determination of whether a particular property should be sold or otherwise disposed of will be made after consideration of several relevant factors, including prevailing economic conditions, with a view to achieving maximum capital appreciation. No assurance can be given that the foregoing objective will be realized. The selling price of a property which is subject to a net lease will be determined in large part by the amount of rent payable under the lease and the creditworthiness of the tenant. In connection with our sales of properties we may lend the purchaser all or a portion of the purchase price. In these instances, our taxable income may exceed the cash received in the sale, which could cause us to delay required distributions to our stockholders.

The terms of any sale will be dictated by market terms customary in the area in which the property being sold is located and the then-prevailing economic conditions. A decision to provide financing to any purchaser would be made only after an investigation into and consideration of the same factors considered in underwriting tenants, such as creditworthiness and likelihood of future financial stability, as are undertaken when we consider a net lease transaction; see “Our Investment Process — Underwriting Criteria and Due Diligence Process — Underwriting the Tenant, Due Diligence Process and Negotiating Lease Provisions.” We may continually reinvest the proceeds of property sales in investments that either we or our Adviser believe will satisfy our investment policies.

Investment Limitations

There are numerous limitations on the manner in which we may invest our funds. We have adopted a policy that without the permission of our Board of Directors, we will not:

•	invest 50% or more of our total assets in a particular property or mortgage at the time of investment;

•	invest in real property owned by our Adviser, any of its affiliates or any business in which our Adviser or any of its affiliates have invested;

•

invest in commodities or commodity futures contracts, with this limitation not being applicable to futures contracts when used solely for the purpose of hedging in connection with our ordinary business of investing in properties and making mortgage loans;

•	invest in contracts for the sale of real estate unless the contract is in recordable form and is appropriately recorded in the chain of title;

•	issue equity securities on a deferred payment basis or other similar arrangement;

•	grant warrants or options to purchase shares of our stock to our Adviser or its affiliates;

•	engage in trading, as compared with investment activities, or engage in the business of underwriting, or the agency distribution of, securities issued by other persons;

•	invest more than 5% of the value of our assets in the securities of any one issuer if the investment would cause us to fail to maintain our qualification as a REIT;

•	invest in securities representing more than 10% of the outstanding securities (by vote or value) of any one issuer if the investment would cause us to fail to maintain our qualification as a REIT;

•	acquire securities in any company holding investments or engaging in activities prohibited in the foregoing clauses; or

•	make or invest in mortgage loans that are subordinate to any mortgage or equity interest of any of our affiliates.

Future Revisions in Policies and Strategies

Our independent directors will review our investment policies at least annually to determine whether the policies continue to be in the best interest of our stockholders. The methods of implementing our investment policies also may vary as new investment techniques are developed. The methods of implementing our investment procedures, objectives and policies, except as otherwise provided in our bylaws or articles of incorporation, may be altered by a majority of our directors, including a majority of our independent directors, without the approval of our stockholders, to the extent that our Board of Directors and the independent directors thereon determine that such modification is in the best interest of the stockholders.

Conflict of Interest Policy

We have adopted policies to reduce potential conflicts of interest. In addition, our directors are subject to certain provisions of Maryland law that are designed to minimize conflicts. However, we cannot assure you that these policies or provisions of law will reduce or eliminate the influence of these conflicts.

We have adopted a policy that, without the approval of a majority of our independent directors, we will not:

•

acquire from or sell to any of our officers or directors, the employees of our Adviser or Administrator, or any entity in which any of our officers, our directors or such employees has an interest of more than 5%, any assets or other property;

•

borrow from any of our directors or officers, the employees of our Adviser or Administrator, or any entity in which any of our officers, our directors or such employees has an interest of more than 5%; or

•

engage in any other transaction with any of our directors or officers, the employees of our Adviser or Administrator, or any entity in which any of our directors, our officers or such employees has an interest of more than 5%.

Consistent with the provisions of the Sarbanes-Oxley Act of 2002, we will not extend credit, or arrange for the extension of credit, to any of our directors and officers. Under the Maryland General Corporation Law (the “MGCL”), a contract or other transaction between us and one of our directors or any other entity in which one of our directors is also a director or has a material financial interest is not void or voidable solely on the grounds of the common directorship or interest, the fact that the director was present at the meeting at which the contract or transaction was approved or the fact that the director’s vote was counted in favor of the contract or transaction if:

•

the fact of the common directorship or interest is disclosed or known to our Board of Directors or a committee of our Board, and our Board or the committee authorizes, approves or ratifies the contract or transaction by the affirmative vote of a majority of the directors not interested in the contract or transaction, even if the disinterested directors do not constitute a quorum of the Board or committee;

•

the fact of the common directorship is disclosed or known to our stockholders entitled to vote on the contract or transaction, and the contract or transaction is approved, authorized or ratified by a majority of the votes cast by the stockholders entitled to vote on the matter, other than shares owned of record or beneficially by the interested director, corporation or entity; or

•	the contract or transaction is fair and reasonable to us as of the time authorized, approved or ratified by the Board of Directors, a committee or the stockholders.

Our policy also prohibits us from purchasing any real property from, or co-investing in any real property with, our Adviser, any of its affiliates or any business in which our Adviser or any of its subsidiaries have invested. If we decide to change this policy on co-investments with our Adviser or its affiliates, we will seek approval of our independent directors.

OUR CURRENT PROPERTIES

A summary of our 34 current farm properties is below. The aggregate value of these properties, comprised of 8,789 acres of farmland in California, Florida, Michigan, Oregon, and Arizona, of which approximately 7,185 acres are farmable, is approximately $213.8 million. The aggregate cost basis of these properties is approximately $166.1 million. We intend to commission third-party appraisals on each of our properties at least every three years. The most recent appraisals on our properties range from January 2014 to October 2014. Because of the relatively low volatility of farmland prices compared to other types of real estate, we believe updating appraisals every few years is sufficient. Although we believe these appraisals are reasonable, appraisals are only estimates of value as of their respective dates and should not be relied on as a measure of the values that we would necessarily realize if we were to sell these properties. Corporate and independent farmers actively manage the operations of these properties to plant, harvest and fresh fruits and vegetables. We do not farm the properties and do not take any crop risk. Our tenants take the risk of growing crops on our properties.

We track the weighted-average yield on our properties as a way of measuring the income generation of the particular properties and our portfolio as a whole. We calculate the weighted-average yield on our portfolio by taking the annualized GAAP straight-line rents, reflected as rental income on our condensed consolidated statements of operations, of each property as a percentage of the acquisition cost and subsequent improvements. As of December 31, 2014, the gross annualized weighted-average yield, based on the net cost basis our properties, was approximately 6.8%. Because this weighted-average yield is determined on an unlevered basis, it does not account for the interest expense incurred on the mortgages placed on these properties, which, as of December 31, 2014, is approximately $3.0 million on an annualized basis.

Our current farmland leases range from 2 to 15 years in length. Our tenants spend considerable time and capital to maintain these properties and therefore we believe they will renew their leases at the time of lease expiration. We offer our tenants renewal terms that we believe are in line with market conditions. If a tenant chooses not renew a lease in the future, we believe that we will be able to locate other farmers who would be suitable tenants that would be willing to lease the property. In the opinion of management, we carry sufficient insurance covering all of the properties in our portfolio.

The table below sets forth information regarding our current portfolio of properties.

Current Portfolio Information

Property Name	Location	Date Acquired	Number of Farms	Total Acres	Farm Acres	Lease Expiration Date	Net Cost Basis (1)	Current Fair Value		Encumbrances
San Andreas	Watsonville, CA	6/16/1997	1	307	238	12/31/2020	$4,826,248	$11,344,000	(3)	$4,700,662
West Gonzales	Oxnard, CA	9/15/1998	1	653	502	6/30/2020	12,406,298	49,900,000	(4)	23,915,622
West Beach	Watsonville, CA	1/3/2011	3	196	195	12/31/2023	8,979,337	9,980,000	(3)	4,579,093
Dalton Lane	Watsonville, CA	7/7/2011	1	72	70	11/1/2015	2,700,026	2,959,000	(3)	1,517,179
Keysville Road	Plant City, FL	10/26/2011	2	59	56	7/1/2016	1,232,260	1,498,000	(3)	—
Colding Loop	Wimauma, FL	8/9/2012	1	219	181	6/14/2018	3,925,704	4,300,000	(4)	—
Trapnell Road	Plant City, FL	9/12/2012	3	124	110	6/30/2017	4,106,218	4,806,500	(4)	2,655,000
38th Avenue	Covert, MI	4/5/2013	1	119	89	4/4/2020	1,449,670	1,411,000	(3)	724,550
Sequoia Street	Brooks, OR	5/31/2013	1	218	206	5/31/2028	3,521,564	3,135,000	(3)	1,674,949
Natividad Road	Salinas, CA	10/21/2013	1	166	166	10/31/2024	7,398,003	7,607,000	(3)	3,782,142
20th Avenue	South Haven, MI	11/5/2013	3	151	94	11/4/2018	1,884,981	2,080,000	(3)	1,080,612
Broadway Road	Moorpark, CA	12/16/2013	1	60	60	12/15/2023	2,935,348	3,403,000	(3)	1,620,918
Oregon Trail	Echo, OR	12/27/2013	1	1,895	1,640	12/31/2023	13,993,009	14,301,000	(3)	7,564,284
East Shelton	Willcox, AZ	12/27/2013	1	1,761	1,320	2/29/2024	7,760,059	7,900,000	(4)	3,620,050
Collins Road	Clatskanie, OR	5/30/2014	2	200	157	9/30/2024	2,532,950	2,591,333	(2)	—
Spring Valley	Watsonville, CA	6/13/2014	1	145	110	9/30/2016	5,882,738	5,900,000	(2)	3,187,805
McIntosh Road	Dover, FL	6/20/2014	2	94	78	6/30/2017	2,553,874	2,666,000	(2)	1,599,600
Naumann Road	Oxnard, CA	7/23/2014	1	68	66	7/31/2017	6,859,860	6,888,500	(2)	3,722,708
Sycamore Road	Arvin, CA	7/25/2014	1	326	322	10/31/2024	5,939,522	5,800,000	(2)	3,133,775
Wauchula Road	Duette, FL	9/29/2014	1	808	590	9/30/2024	13,772,371	13,765,000	(2)	8,052,524
Santa Clara Avenue	Oxnard, CA	10/29/2014	2	333	331	7/31/2015	24,497,797	24,592,000	(2)	13,507,649
Dufau Road	Oxnard, CA	11/4/2014	1	65	64	11/3/2017	6,099,925	6,125,600	(2)	3,675,000
Espinosa Road	Salinas, CA	1/5/2015	1	331	329	10/31/2016	16,905,500	16,905,500	(2)	10,178,000
Parrish Road	Duette, FL	3/10/2015	1	419	211	6/30/2025	3,913,280	3,913,280	(2)	2,374,680

			34	8,789	7,185		$166,076,542	$213,771,713		$106,866,802

(1)	Consists of the initial acquisition price (including the costs allocated to both tangible and intangible assets, excluding those allocated to above- and below-market lease values), plus subsequent improvements and other capitalized costs associated with the properties, and adjusted for depreciation and amortization accumulated through December 31, 2014. As Espinosa Road and Parrish Road were both acquired subsequent to December 31, 2014, the net cost basis and current fair value for each is included as the purchase price.
(2)	Valued at the purchase price paid.
(3)	Represents values as determined by our internal valuation process, as described below.
(4)	Represents values as determined by third-party appraisals performed between January 2014 and October 2014.

Material or Significant Properties

West Gonzales Farm

Average Rent per Acre

The following table summarizes the average annual effective rent per acre, which is determined by dividing annual GAAP straight-line rental revenue by total leased acreage, for our West Gonzales Farm:

	2014	2013	2012	2011	2010	2009
Annual rental revenue(1)(2)(3)	$2,425,712	$2,263,400	$2,184,406	$2,027,144	$2,013,111	$2,013,111
Total leased acreage(4)	502	502	502	502	502	502

Annual rental per acre	$4,832	$4,513	$4,355	$4,042	$4,014	$4,014

Occupancy rate	100%	100%	100%	100%	100%	100%

(1)	The tenant did not receive any tenant concessions or abatements for the periods presented.
(2)	Excludes tenant reimbursement revenue amounts of approximately $15,000 for 2014 and $10,000 for 2013. No tenant reimbursement revenue was recorded on this property prior to 2013.

(3)	Annual rental revenue includes rent on a cooler and box barn and a surface area lease agreement that are all leased separately from the farmland.
(4)	As described above, the leased acreage includes a cooler facility and a box barn structure that are leased separately from the farmland. As of December 31, 2014, the stated rent in the lease for the farmable land is approximately $3,700 per acre.

Depreciation

The following table summarizes the federal tax basis, rate, method and life claimed with respect to components of our West Gonzales Farm for purposes of depreciation:

Property Type	Federal Tax Basis	Convention	Method	Life Claimed
Land	$5,907,921	None	None	None
Buildings	1,453,203	Mid-month	MACRS (200%) or Straight-line	7 – 39 years
Improvements and other	4,394,830	Mid-month	MACRS (150% or 200%)	7 – 15 years

Total	$11,755,954

Real Estate Taxes

The 2014 annual real estate taxes for our West Gonzales Farm are approximately $127,000 and is the tenant’s responsibility.

Oregon Trail Farm

The following table summarizes the average annual effective rent per acre, which is determined by dividing annual GAAP straight-line rental revenue by total leased acreage, for our Oregon Trail Farm:

	2014	2013(3)
Annual rental revenue(1)(2)	$758,481	$758,481
Total leased acreage	1,640	1,640

Annual rental per acre	$462	$462

Occupancy rate	100%	100%

(1)	The tenant did not receive any tenant concessions or abatements for the periods presented.
(2)	We did not receive tenant expense reimbursements from the tenant on this property for the periods presented.
(3)	For 2013, the rental revenue is the annualized amount recorded, based on the straight-line rental revenue recorded for the year ended December 31, 2013, as we did not own the farm for the full year.

The acquisition of the Oregon Trail Farm was accounted for as an asset acquisition and no prior rental history is available prior to our acquisition on December 27, 2013.

Depreciation

The following table summarizes the federal tax basis, rate, method and life claimed with respect to components of our Oregon Trail Farm for purposes of depreciation:

Property Type	Federal Tax Basis	Convention	Method	Life Claimed
Land	$12,937,446	None	None	None
Improvements and other	1,127,051	Mid-month	MACRS (150%) or Straight-line	10 — 15 years

Total	$14,064,497

Real Estate Taxes

The 2014 annual real estate taxes for our Oregon Trail Farm are approximately $17,000 and is the tenant’s responsibility.

Santa Clara Avenue Farms

The following table summarizes the average annual effective rent per acre, which is determined by dividing annual GAAP straight-line rental revenue by total leased acreage, for our Santa Clara Avenue Farms:

	2014(3)	2013	2012(4)
Annual rental revenue(1)(2)	$1,231,422	$1,216,362	$1,216,362
Total leased acreage	331	331	331

Annual rental per acre	$3,720	$3,675	$3,675

Occupancy rate	100%	100%	100%

(1)	The tenant did not receive any tenant concessions or abatements for the periods presented.
(2)	We did not receive tenant expense reimbursements from the tenant on this property for the periods presented.
(3)	For 2014, the annual rental revenue is the annualized amount, based on the rental revenue recorded for the year ended December 31, 2014.
(4)	Rental history on this property was made available to us beginning on July 1, 2012. As such, the annual rental revenue for 2012 is based on the leases in place on the property from July 1, 2012 through December 31, 2013.

Rental history prior to 2012 for our Santa Clara Farms was not available.

Depreciation

As we have not filed a federal income tax return since the acquisition of our Santa Clara Avenue Farms, we have not yet selected depreciation conventions or tax lives for the associated assets. However, the following table summarizes the federal tax basis, rate, method and life we anticipate selecting with respect to components of our Santa Clara Farms for purposes of depreciation:

Property Type	Federal Tax Basis	Convention	Method	Life Claimed
Land	$23,575,000	None	None	None
Improvements and other	1,017,000	Mid-month	MACRS (150% or200%) or Straight-line	7 —10 years

Total	$24,592,000

Real Estate Taxes

The 2014 annual real estate taxes for our Santa Clara Avenue Farms are approximately $245,000 and is the landlord’s responsibility.

Espinosa Road Farm

The following table summarizes the average annual effective rent per acre, which is determined by dividing annual GAAP straight-line rental revenue by total leased acreage, for our Espinosa Road Farm:

	2014	2013	2012	2011	2010	2009(3)
Annual rental revenue(1)(2)	$750,265	$750,265	$629,250	$582,058	$582,058	$582,058
Total leased acreage	330	330	330	330	330	330

Annual rental per acre	$2,274	$2,274	$1,907	$1,764	$1,764	$1,764

Occupancy rate	100%	100%	100%	100%	100%	100%

(1)	The tenant did not receive any tenant concessions or abatements for the periods presented.
(2)	We did not receive tenant expense reimbursements from the tenant on this property for the periods presented.
(3)

Rental history on this property was made available to us beginning on September 14, 2009. As such, the annual rental revenue for 2009 is based on the leases in place on the property from September 14, 2009, through December 31, 2009.

Rental history prior to 2009 for our Espinosa Road Farm was not available.

Depreciation

As we have not filed a federal income tax return since the acquisition of our Espinosa Road Farm, we have not yet selected depreciation conventions or tax lives for the associated assets. However, the following table summarizes the federal tax basis, rate, method and life we anticipate selecting with respect to components of our Espinosa Road Farm for purposes of depreciation:

Property Type	Federal Tax Basis	Convention	Method	Life Claimed
Land	$15,898,168	None	None	None
Improvements and other	1,065,853	Mid-month	MACRS (150% or 200%) or Straight-line	7 — 10 years

Total	$16,964,021

Real Estate Taxes

The 2014 annual real estate taxes for our Espinosa Road Farm is approximately $36,000 and are the tenant’s responsibility.

Lease Expirations

The following table summarizes the lease expirations by year for our properties owned and with leases in place as of December 31, 2014:

Year	Number of Expiring Leases	Expiring Leased Acreage	% of Total Acreage	Rental Revenue for the Year Ended December 31, 2014	% of Total Rental Revenue
2015(1)	4	405	5.0%	$386,642	5.4%
2016	2	204	2.5%	217,331	3.0%
2017	7	351	4.4%	424,737	5.9%
2018	3	370	4.6%	364,803	5.1%
2019	0	0	0.0%	—	0.0%
2020	3	1,079	13.4%	3,017,604	42.1%
2021	0	0	0.0%	—	0.0%
2022	0	0	0.0%	—	0.0%
2023	3	2,151	26.8%	1,390,910	19.4%
2024	5	3,261	40.6%	1,153,323	16.1%
Thereafter	1	218	2.7%	214,967	3.0%

Totals	28	8,039	100.0%	$7,170,317	100.0%

(1)	Includes a surface area lease on a portion of one property leased to an oil company that is renewed on a year-to-year basis.

OUR STRUCTURE

The following diagram depicts our ownership structure in existence at the time of this offering. Our Operating Partnership owns our real estate investments directly or indirectly, in some cases through special purpose entities that we may create in connection with the acquisition of real property.

Competition

Competition to our efforts to acquire farmland can come from many different entities, including other REITs. Developers, municipalities, individual farmers, agriculture corporations, institutional investors and others compete for farmland acreage. Investment firms that we might compete directly against could include agricultural investment firms such as Hancock Agricultural Investment Group, Prudential Agricultural Investments, and UBS Agrivest, LLC. These firms engage in the acquisition, asset management, valuation and disposition of farmland properties. In addition to competition for direct investment in farmland we also expect to compete for mortgages with many local and national banks such as Rabobank, N.A., Bank of America, N.A., Wells Fargo Foothill, Inc., and others.

Legal Proceedings

We are not currently subject to any material legal proceedings nor, to our knowledge, is any material legal proceeding threatened against us.

Our Corporate Information

Our executive offices are located at 1521 Westbranch Drive, Suite 100, McLean, Virginia 22102. Our telephone number at our executive offices is (703) 287-5800. Our corporate website is www.GladstoneLand.com. The information contained on, or accessible through, our website is not incorporated into this prospectus.

Employees

We do not currently have any employees and do not expect to have any employees in the foreseeable future. Currently, services necessary for our business are provided by individuals who are employees of our Adviser and our Administrator pursuant to the terms of the Amended Advisory Agreement and the Amended Administration Agreement, respectively. Each of our executive officers is an executive officer of both our Adviser and our Administrator. We expect that approximately 15% to 20% of the full-time employees of our Adviser and our Administrator will spend substantial time on our matters during the 2015 calendar year. To the extent that we acquire more investments, we anticipate that the number of employees of our Adviser and our Administrator who devote time to our matters will increase and the number of our Adviser’s employees working out of local offices, if any, where we buy land will also increase.

As of December 31, 2014, our Adviser and our Administrator, collectively, had 61 full-time employees. A breakdown thereof is summarized by functional area in the table below:

Number of Individuals	Functional Area
11	Executive Management
36	Investment Management, Portfolio Management and Due Diligence
14	Administration, Accounting, Compliance, Human Resources, Legal and Treasury

Government Regulation

Farming Regulation

The farmland that we own and intend to acquire is subject to regulation by state, county and federal governments, including regulations involving usage, water rights, treatment methods, disturbance, environmental and eminent domain.

Farmland is principally subject to environmental regulations. Each governmental jurisdiction has its own distinct environmental regulations governing the use of farmland. Primarily, these regulations seek to regulate water usage and water runoff. These focused regulations result from the fact that water can be in limited supply, and this is the case in certain locations in California, Arizona and Florida. In addition, runoff of water coming from rain or from water pumped from underground is governed by regulations from state, county and federal governments. Additionally, if any of the water used on our farms flows to any rivers, ponds or the ocean, then there are specific regulations governing the amount of sediment and pesticides that such water may contain.

Each of our farms has their own wells, which currently provide sufficient amounts of water necessary for our farming operations at each location. However, should the need arise for additional wells from which to obtain water, we would be required to obtain additional permits prior to drilling such wells. Permits for drilling water wells are required by state and county regulations, and such permits may be difficult to obtain due to the limited supply of water within the farming districts of California and other reasons. We believe that we maintain our 11 California, our 1 Arizona and our 9 Florida farms in compliance with all applicable state, county and federal environmental regulations.

In addition to the regulation of water usage and water runoff, state, county and federal governments also seek to regulate the type, quantity and method of use of chemicals in growing crops. For example, when farmland is located near residential housing, the spraying of crops on the farmland may only occur on windless days and the spray may not be used on plants that are specific distances from homes. Further, regulations have strictly forbidden the use of certain chemicals, while the use of others has been significantly limited. A permit must be obtained from each governmental authority before most chemicals can be used on farmland and crops, and reports on the usage of such chemicals must be submitted pursuant to the terms of the specific permits. Failure to obtain such permits or to comply with the terms of such permits could result in fines and imprisonment.

The use of farmland in California, Florida and other jurisdictions is also subject to regulations governing the protection of endangered species. When farmland borders, or is in close proximity to, national parks, protected natural habitats or wetlands, the farming operations on such properties must comply with regulations related to the use of chemicals and avoid disturbing the habitat, wetlands or other protected areas.

In addition to environmental regulations, state, county and federal governments also have various regulations governing labor practices used in connection with farming operations. For example, these regulations seek to provide for minimum wages and minimum and maximum work hours, as well as to restrict the hiring of illegal immigrants.

Real Estate Industry Regulation

Generally, the ownership and operation of real properties is subject to various laws, ordinances and regulations, including regulations relating to zoning, land use, water rights and the handling of waste water and lien sale rights and procedures. Changes in any of these laws or regulations, such as the Comprehensive Environmental Response and Compensation Liability Act, or CERCLA, could increase the potential liability for environmental conditions or circumstances existing or created by tenants or others on properties, and laws affecting upkeep, safety and taxation requirements may result in significant unanticipated expenditures, loss of our properties or other impairments to operations, any of which would adversely affect our cash flows from operating activities.

Our property management activities, to the extent we are forced to engage in them due to lease defaults by tenants or vacancies on certain properties, will likely be subject to state real estate brokerage laws and regulations as determined by the particular real estate commission for each state.

Environmental Matters

As an owner of real estate, we will be subject to various federal, state and local environmental laws, regulations and ordinances and also could be liable to third parties resulting from environmental contamination or noncompliance at our properties. Environmental laws often impose liability without regard to whether the owner or operator knew of or was responsible for the presence of the contaminants. The costs of any required investigation or cleanup of these substances could be substantial. The liability is generally not limited under such laws and could exceed the property’s value and the aggregate assets of the liable party. The presence of contamination or the failure to remediate contamination at our properties also may expose us to third-party liability for personal injury or property damage or adversely affect our ability to lease the real property or to borrow using the real estate as collateral. These and other risks related to environmental matters are described in more detail in “Risk Factors.”

Insurance

Under the terms and conditions of the leases on our current properties, tenants are generally required, at the tenant’s expense, to obtain and keep in full force during the term o\f the lease, liability and property damage insurance policies. These policies include liability coverage for bodily injury and property damage arising out of the ownership, use, occupancy or maintenance of the properties and all of their appurtenant areas.

MANAGEMENT

Our business and affairs are managed under the direction of our Board of Directors. Our Board has retained our Adviser to manage our day-to-day real estate operations, and the acquisition and disposition of investments, subject to our Board’s oversight. We currently have eight directors. Our Board of Directors elects our officers, who serve at the discretion of our Board of Directors. The address of each of our executive officers and directors is c/o Gladstone Land Corporation, 1521 Westbranch Drive, Suite 100, McLean, Virginia 22102.

Our Directors and Executive Officers

Our directors and executive officers and their respective positions are as follows:

Name	Age	Office
David Gladstone	72	Chairman of our Board of Directors, Chief Executive Officer and President(3)(6)
Terry Brubaker	71	Vice Chairman of our Board of Directors and Chief Operating Officer(3)(6)
Lewis Parrish	36	Chief Financial Officer
Jay Beckhorn	54	Treasurer
Paul W. Adelgren	72	Director(1)(4)(5)
Michela A. English	65	Director(2)(5)
Caren D. Merrick	55	Director(2)(5)
John Outland	69	Director(1)(2)(4)(5)
Anthony W. Parker	69	Director(2)(3)(5)(6)
Walter H. Wilkinson, Jr.	69	Director(1)(4)(5)

(1)	Member of the Compensation Committee.
(2)	Member of the Audit Committee.
(3)	Member of the Executive Committee.
(4)	Member of the Ethics, Nominating and Corporate Governance Committee.
(5)	Independent.
(6)	Member of the Offering Committee.

The following is a summary of certain biographical information concerning our directors and executive officers, many of whom also serve as directors and executive officers of our Adviser, and as the managing directors and principals of our Adviser:

David Gladstone. Mr. Gladstone, age 72, is our founder and has served as our president, chief executive officer and chairman of the Board since our inception in 1997. He also founded and has served as chief executive officer and chairman of the board of directors of our affiliates, including Gladstone Capital, Gladstone Investment, Gladstone Commercial, our Adviser and our Administrator. Prior to founding the Company, Mr. Gladstone served as either chairman or vice chairman of the board of directors of American Capital, Ltd. (NASDAQ: ACAS), a publicly-traded leveraged buyout fund and mezzanine debt finance company, from 1997 to 2001. From 1974 to 1997, Mr. Gladstone held various positions, including chairman and chief executive officer, with Allied Capital Corporation (NYSE: ALD), Allied Capital Corporation II, Allied Capital Lending Corporation and Allied Capital Advisors, Inc., a registered investment adviser that managed the Allied companies. The Allied companies were the largest group of publicly-traded mezzanine debt funds in the United States and were managers of two private venture capital limited partnerships. From 1991 to 1997, Mr. Gladstone served either as chairman of the board of directors or president of Allied Capital Commercial Corporation, a publicly-traded REIT that invested in real estate loans to small and medium-sized businesses, managed by Allied Capital Advisors, Inc. He managed the growth of Allied Capital Commercial from no assets at the time of its initial public offering to $385 million in assets at the time it merged into Allied Capital Corporation in 1997. From 1992 to 1997, Mr. Gladstone served as a director, president and chief executive officer of Business Mortgage Investors, a privately-held mortgage REIT managed by Allied Capital Advisors, which invested in real estate loans to small and medium-sized businesses. Mr. Gladstone is also a past director of Capital Automotive REIT, a real estate investment trust that purchases and net leases real estate to automobile dealerships.

Mr. Gladstone served as a director of The Riggs National Corporation (the parent of Riggs Bank) from 1993 to May 1997 and of Riggs Bank from 1991 to 1993. He served as a trustee of the George Washington University and currently is trustee emeritus. He is a past member of the Listings and Hearings Committee of the National Association of Securities Dealers, Inc. Mr. Gladstone was the founder and managing member of The Capital Investors, LLC, a group of angel investors, and is currently a member emeritus. Mr. Gladstone holds an MBA from the Harvard Business School, an MA from American University and a BA from the University of Virginia. Mr. Gladstone has co-authored two books on financing for small and medium-sized businesses, Venture Capital Handbook and Venture Capital Investing.

Mr. Gladstone was selected to serve as a director on our Board and nominated to serve another directorship term because he has greater than thirty years of experience in the industry, including his past service as our president, chairman and chief executive since our inception.

Terry Lee Brubaker. Mr. Brubaker, age 71, has served as our chief operating officer and vice chairman since April 2007 and as our Secretary from April 2007 to October 2012. Mr. Brubaker has also served as the chief operating officer and a director of Gladstone Management Corporation since its inception in 2003 and was secretary from 2003 to October 2012. Mr. Brubaker has also served as chief operating officer of Gladstone Administration, LLC since its inception in 2005. He also served as president of Gladstone Management Corporation from its inception until assuming the duties of vice chairman in February 2006. Mr. Brubaker has served as the chief operating officer and a director of Gladstone Capital since May 2001 and was secretary from 2003 to October 2012. He also served as president of Gladstone Capital from May 2001 through April 2004, when he assumed the duties of vice chairman. Mr. Brubaker has also been the vice chairman, chief operating officer and a director of Gladstone Investment since its inception in June 2005 and was secretary from 2003 to October 2012. Mr. Brubaker also served as chief operating officer and a director of Gladstone Commercial since its inception in 2003, as president from its inception through July 2007, when he assumed the duties of vice chairman, and as secretary from 2003 to October 2012. In March 1999, Mr. Brubaker founded and, until May 1, 2003, served as chairman of Heads Up Systems, a company providing processing industries with leading edge technology. From 1996 to 1999, Mr. Brubaker served as vice president of the paper group for the American Forest & Paper Association. From 1992 to 1995, Mr. Brubaker served as president of Interstate Resources, a pulp and paper company. From 1991 to 1992, Mr. Brubaker served as president of IRI, a radiation measurement equipment manufacturer. From 1981 to 1991, Mr. Brubaker held several management positions at James River Corporation, a forest and paper company, including vice president of strategic planning from 1981 to 1982, group vice president of the Groveton Group and Premium Printing Papers from 1982 to 1990 and vice president of human resources development in 1991. From 1976 to 1981, Mr. Brubaker was strategic planning manager and marketing manager of white papers at Boise Cascade. Previously, Mr. Brubaker was a senior engagement manager at McKinsey & Company from 1972 to 1976. Prior to 1972, Mr. Brubaker was a U.S. Navy fighter pilot. Mr. Brubaker holds an MBA from the Harvard Business School and a BSE from Princeton University.

Mr. Brubaker was selected to serve as a director on our Board due to his more than thirty years of experience in various mid-level and senior management positions at several corporations.

Lewis Parrish. Mr. Parrish, age 36, was appointed to serve as our chief financial officer on July 16, 2014. Mr. Parrish previously served as our chief accounting officer since April 2013. Prior to that time, Mr. Parrish served as our controller and the controller for Gladstone Investment from March 2011 to April 2013, and he was an accounting manager for Gladstone Investment from September 2009 to March 2011. He also served as a senior accountant for Gladstone Investment from August 2008 to September 2009. His previous experience includes three years in public accounting. Mr. Parrish received a B.B.A. in accounting from Virginia Tech and is a licensed CPA with the Commonwealth of Virginia.

Jay Beckhorn. Mr. Beckhorn, age 54, was appointed as our treasurer in January 2015 and previously served as our assistant treasurer from July 2014 until January 2015. Mr. Beckhorn was also appointed treasurer of

Gladstone Commercial Corporation in January 2015 and also served as the assistant treasurer of Gladstone Commercial from July 2014 through January 2015. Mr. Beckhorn was also named assistant treasurer of each of Gladstone Capital Corporation and Gladstone Investment Corporation in January 2015. Mr. Beckhorn joined the Gladstone Companies in January 2013 as Managing Director, Finance. Prior to joining Gladstone, he was a Regional Director from March 2010 to December 2012 with Heavenrich & Co., an M&A group that serves the senior’s housing industry. Mr. Beckhorn served as a Senior Vice President with Sunrise Senior Living from May 2000 to December 2008, where he secured debt financing to support the company’s development, acquisition, and joint venture activities. Additionally, he worked for the Riggs Bank in a variety of real estate related capacities including Managing Director and Senior Asset Manager for the Multi-Employer Property Trust, spanning from February 1990 to April 2000. Mr. Beckhorn earned an MBA from Duke University’s Fuqua School of Business and a BA from Colgate University.

Paul W. Adelgren. Mr. Adelgren, age 71, has been one of our directors since January 2013. From 1997 to the present, Mr. Adelgren has served as the pastor of Missionary Alliance Church. From 1991 to 1997, Mr. Adelgren was pastor of New Life Alliance Church. From 1988 to 1991, Mr. Adelgren was the comptroller, treasurer, and vice president for finance and materials of Williams & Watts, Inc., a logistics management and procurement business located in Fairfield, NJ. Prior to Joining Williams & Watts, Mr. Adelgren served in the United States Navy, where he served in a number of capacities, including as the director of the Strategic Submarine Support Department, SPCC Mechanicsburg, Pennsylvania, as an executive officer at the Naval Supply Center, Charleston, South Carolina and as the director of the Joint Uniform Military Pay System, Navy Finance Center. He is a retired Navy Captain. Mr. Adelgren has also served as a director of Gladstone Capital since January 2003, a director of Gladstone Investment since June 2005 and a director of Gladstone Commercial since August 2003. Mr. Adelgren holds an MBA from Harvard Business School and a BA from the University of Kansas.

Mr. Adelgren was selected to serve as an independent director on our Board and nominated to serve another directorship term due to his strength and experience in ethics, which also led to his appointment as chairman of our Ethics, Nominating and Corporate Governance Committee and his past service on our Board since January 2013.

Michela A. English. Ms. English, age 65, has served as one of our directors since January 2013. Ms. English has served as President and CEO of Fight for Children, a non-profit charitable organization focused on providing high quality education and health care services to underserved youth in Washington, D.C., since 2006. Ms. English has also been a director of Gladstone Capital Corporation since June 2002, a director of Gladstone Investment Corporation since June 2005 and a director of Gladstone Commercial Corporation since August 2003. From March 1996 to March 2004, Ms. English held several positions with Discovery Communications, Inc., including president of Discovery Consumer Products, president of Discovery Enterprises Worldwide and president of Discovery.com. From 1991 to 1996, Ms. English served as senior vice president of the National Geographic Society and was a member of the National Geographic Society’s Board of Trustees and Education Foundation Board. Prior to 1991, Ms. English served as vice president, corporate planning and business development for Marriott Corporation and as a senior engagement manager for McKinsey & Company. Ms. English currently serves as director of the Educational Testing Service (ETS), as a director of D.C. Preparatory Academy, a director of the District of Columbia Public Education Fund, a director of the Society for Science and the Public, a trustee of the Corcoran Gallery of Art, and as a member of the Virginia Institute of Marine Science Council. Ms. English is an emeritus member of the board of Sweet Briar College. Ms. English holds a Bachelor of Arts in International Affairs from Sweet Briar College and a Master of Public and Private Management degree from the Yale University School of Management.

Ms. English was selected to serve as an independent director on our Board due to her greater than twenty years of senior management experience at various corporations and non-profit organizations.

Caren D. Merrick. Ms. Merrick, age 55, has served as our director and as a director of Gladstone Commercial, Gladstone Capital and Gladstone Investment since November 2014. Ms. Merrick is the founder of, and since 2014 has served as the chief executive officer of, Pocket Mentor, a mobile application and digital publishing company focused on leadership development and career advancement. Since 2004 she has served as a partner with Bibury Partners, an investment and advisory firm that focuses on enterprise and consumer technology sectors. In addition, she has served as a board member of the Metropolitan Washington Airports Authority since 2012 Ms. Merrick co-founded and from 1996 to 2001 served as an executive vice president of, webMethods, Inc., a company that provides business-to-business enterprise software solution for Global 2000 companies. Ms. Merrick served on the boards of directors of VisualCV, a venture-backed online resume and corporate talent management solution, from 2008 — 2011, Inova Healthcare Services from 2001 — 2005, and the Northern Virginia Technology Council from 2000 — 2004. Ms. Merrick previously served as a member of the Technology Subgroup on the Virginia Governor’s Economic Development and Jobs Creation Commission from 2010 — 2011. Ms. Merrick also was director of AOL.com for America Online from 1996 — 1997, and has also been a consultant for Australia Post, a $5 billion government business enterprise that provides postal, retail and financial, logistics and fulfillment services across Australia. Ms. Merrick is also a founding investor in Venture Philanthropy Partners, a philanthropic investment organization that mentors nonprofit leaders in growing programs to improve the lives of children from low income families in the National Capital Region. She has also served on the boards of several Washington, DC area charities, including Greater DC Cares, CharityWorks, the Fairfax Symphony and the Langley School. She is an active member of ARCS — Advancing Science in America — Achievement Awards for College Scientists. She also currently serves on the Board of the Global Good Fund and the Women in Technology’s Leadership Foundry. Ms. Merrick received a BA in political science from the University of California, Los Angeles, and has received a Certificate of Director Education from the National Association of Corporate Directors.

Ms. Merrick was selected to serve as an independent director on our Board due to her knowledge and experience in operating a business and her understanding of the small business area through experiences overseeing the successful growth of her own business and several large and small businesses, charities and non-profits.

John Outland. Mr. Outland, age 69, has been one of our directors since January 2013. From March 2004 to June 2006, he served as vice president of Genworth Financial, Inc. From 2002 to March 2004, Mr. Outland served as a managing director for 1789 Capital Advisors, where he provided market and transaction structure analysis and advice on a consulting basis for multifamily commercial mortgage purchase programs. From 1999 to 2001, Mr. Outland served as vice president of mortgage-backed securities at Financial Guaranty Insurance Company where he was team leader for bond insurance transactions, responsible for sourcing business, coordinating credit, loan files, due diligence and legal review processes, and negotiating structure and business issues. From 1993 to 1999, Mr. Outland was senior vice president for Citicorp Mortgage Securities, Inc., where he securitized non-conforming mortgage products. From 1989 to 1993, Mr. Outland was vice president of real estate and mortgage finance for Nomura Securities International, Inc., where he performed due diligence on and negotiated the financing of commercial mortgage packages in preparation for securitization. Mr. Outland has also been a director of Gladstone Capital since December 2003, a director of Gladstone Investment since June 2005 and a director of Gladstone Commercial since December 2003. Mr. Outland holds an MBA from Harvard Business School and a bachelor’s degree in Chemical Engineering from Georgia Institute of Technology.

Mr. Outland was selected to serve as an independent director on our Board and nominated to serve another directorship term due to his more than twenty years of experience in the real estate and mortgage industry as well as his past service on our Board since January 2013.

Anthony W. Parker. Mr. Parker, age 69, has served as one of our directors since January 2013. Mr. Parker has also been a director of Gladstone Capital since August 2001, a director of Gladstone Investment Corporation since June 2005 and a director of Gladstone Commercial since August 2003. Mr. Parker founded Parker Tide Corp., formerly known as Snell Professional Corp., in 1997. Parker Tide is a government contracting company providing mission critical solutions to the Federal Government. From 1992 to 1996, Mr. Parker was chairman of Capitol Resource Funding, Inc., a commercial finance company. Mr. Parker practiced corporate and tax law for over 15 years — from 1980 to 1983 at Verner, Liipfert, Bernhard & McPherson, and in private practice from

1983 to 1992. From 1973 to 1977 Mr. Parker served as executive assistant to the administrator of the U.S. Small Business Administration. Mr. Parker is a director of Naval Academy Sailing Foundation, a 501(c)(3) not-for-profit corporation located in Annapolis, Maryland and a director of the Bishop Walker School, a part of the Episcopal diocese of Washington. Mr. Parker received his J.D. and Masters in Tax Law from Georgetown Law Center and his undergraduate degree from Harvard College.

Mr. Parker was selected to serve as an independent director on our Board due to his expertise and experience in the field of corporate taxation. Mr. Parker’s knowledge of corporate tax was instrumental in his appointment as chairman of our Audit Committee.

Walter H. Wilkinson. Mr. Wilkinson, aged 69, has served as our director and a director of Gladstone Capital, Gladstone Commercial and Gladstone Investment since October 2014. Mr. Wilkinson is the founder and a general partner of Kitty Hawk Capital, a venture capital firm established in 1980 and based in Charlotte, North Carolina. He has served as a director of RF Micro Devices (NASDAQ: RFMD) since 1992 and has served as the Chairman of the Board of Directors since July 2008 until January 2015 when RF Micro Devices merged with Triquint Semiconductor, Inc. (NASDAQ: TQNT) to form the new company QORVO (NASDAQ:QRVO) where he serves as lead director. He currently serves on the board of the N.C. State University Foundation and has previously served on the boards of other universities and related organizations. He is a past member and director of the National Venture Capital Association and is a past member and Chairman of the National Association of Small Business Investment Companies. He is currently Chairman of the Carolinas Chapter of the National Association of Corporate Directors (“NACD”) and is a NACD Leadership Fellow, having completed the NACD’s program for corporate directors. During his career he has helped to start or expand dozens of rapidly growing companies in a variety of industries. Mr. Wilkinson serves or has served as a director of numerous venture-backed companies, both public and private. He is a graduate of N.C. State University (BS) and the Harvard Graduate School of Business Administration (MBA).

Mr. Wilkinson was selected to serve as an independent director on our Board due to his strong leadership skills, his past service on other public company boards and his over 35 years of venture capital experience,

INFORMATION REGARDING THE BOARD OF DIRECTORS AND CORPORATE

GOVERNANCE

Composition of Our Board of Directors

Our board of directors is currently comprised of eight members. Our board is divided into three classes of directors. Directors of each class are elected for a term expiring at the third succeeding annual meeting of stockholders following the year of their election and until their respective successors are duly elected and qualify, and each year one class of directors will be elected by the stockholders. Any director elected to fill a vacancy shall serve for the remainder of the full term of the class in which the vacancy occurred and until a successor is elected and qualifies. We believe that classification of our board of directors helps to assure the continuity and stability of our business strategies and policies as determined by our directors. Holders of shares of our common stock have no right to cumulative voting in the election of directors. Consequently, at each annual meeting of stockholders, the holders of a majority of the capital stock entitled to vote are able to elect all of the successors of the class of directors whose terms expire at that meeting.

Our classified board could have the effect of making the replacement of incumbent directors more time consuming and difficult. At least two annual meetings of stockholders, instead of one, will generally be required to effect a change in a majority of our board of directors. Thus, our classified board could increase the likelihood that incumbent directors will retain their positions. The classified terms of directors may delay, defer or prevent a tender offer or an attempt to change control of us or another transaction that might involve a premium price for our common stock that might be in the best interest of our stockholders.

Vacancies on Our Board of Directors

Any director may resign at any time and may be removed only with cause by the stockholders upon the affirmative vote of at least two-thirds of all the votes entitled to be cast generally in the election of directors. The term “cause,” as used in this context, is not defined by the MGCL. As a result of this uncertainty, stockholders may not know what actions by a director may be grounds for removal.

We have elected that, except as may be provided by our board of directors in setting the terms of any class or series of stock, any and all vacancies on the board may be filled only by the affirmative vote of a majority of the remaining directors in office, even if the remaining directors do not constitute a quorum, and any director elected to fill a vacancy will serve for the remainder of the full term of the class in which such vacancy occurred and until his or her successor is duly elected and qualifies.

Independence of the Board of Directors

As required under the NASDAQ Stock Market (“NASDAQ”) listing standards, a majority of the members of a listed company’s board of directors must qualify as “independent,” as affirmatively determined by the board of directors. The Board consults with our chief compliance officer and legal counsel to ensure that the Board’s determinations are consistent with relevant securities and other laws and regulations regarding the definition of “independent,” including those set forth in pertinent listing standards of NASDAQ, as in effect from time to time.

Consistent with these considerations, after review of all relevant transactions or relationships between each director, or any of his or her family members, and us, our senior management and our independent registered public accounting firm, the Board has affirmatively determined that the following six current directors are independent directors within the meaning of the applicable NASDAQ listing standards: Messrs. Adelgren, Outland, Parker and Wilkinson and Mmes. English and Merrick. In making this determination, the Board found that none of these directors had a material or other disqualifying relationship with us. Mr. Gladstone, the chairman of our Board and our chief executive officer and president and Mr. Brubaker, our vice chairman and chief operating officer, are not independent directors by virtue of their positions as our officers.

Meetings of the Board of Directors

The Board met four times during the last fiscal year. Each then-current Board member attended 100% of the meetings of the Board and of the committees on which he or she served that were held during the period for which he or she was a director or committee member.

As required under applicable NASDAQ listing standards, which require regularly scheduled meetings of independent directors, in fiscal 2014, our independent directors met four times in regularly-scheduled executive sessions at which only independent directors were present.

Corporate Leadership Structure

Since our inception, Mr. Gladstone has served as chairman of our Board, our chief executive officer and president. The Board believes that our chief executive officer is best situated to serve as chairman because he is the director most familiar with our business and industry and most capable of effectively identifying strategic priorities and leading the discussion and execution of strategy. In addition, Mr. Adelgren, one of our independent directors, serves as the Lead Director for all meetings of our independent directors held in executive session. The Lead Director has the responsibility of presiding at all executive sessions of the Board, consulting with the chairman and chief executive officer on Board and committee meeting agendas, acting as a liaison between management and the independent directors and facilitating teamwork and communication between the independent directors and management.

The Board believes the combined role of chairman, chief executive officer and president, together with having an independent Lead Director, is in the best interest of stockholders because it provides the appropriate balance between strategic development and independent oversight of management.

Our Board has five committees: an Audit Committee, a Compensation Committee, an Executive Committee, an Offering Committee and an Ethics, Nominating and Corporate Governance Committee. The following table shows the current composition of each of the committees of the Board:

Name	Audit	Compensation	Executive	Offering	Ethics, Nominating and Corporate Governance
Paul W. Adelgren †		X			*X
Terry Lee Brubaker			X	X
Michela English	X
David Gladstone			*X	*X
Caren D. Merrick	X
John H. Outland	X	*X			X
Anthony W. Parker	*X		X	X
Walter H. Wilkinson, Jr.		X			X

*	Committee Chairperson
†	Lead Independent Director

Below is a description of each committee of the Board. All committees have the authority to engage legal counsel or other experts or consultants as they deem appropriate to carry out their responsibilities.

The Audit Committee

The Audit Committee of the Board oversees our corporate accounting and financial reporting process. For this purpose, the Audit Committee performs several functions. The Audit Committee evaluates the performance of and assesses the qualifications of the independent registered public accounting firm; determines and approves the engagement of the independent registered public accounting firm; determines whether to retain or terminate the existing independent registered public accounting firm or to appoint and engage a new independent registered public accounting firm; reviews and approves the retention of the independent registered public accounting firm to perform any proposed permissible non-audit services; monitors the rotation of partners of the independent registered public accounting firm on our audit engagement team as required by law; confers with management and the independent registered public accounting firm regarding the effectiveness of internal controls over financial reporting; establishes procedures, as required under applicable law, for the receipt, retention and treatment of complaints received by us regarding accounting, internal accounting controls or auditing matters and the confidential and anonymous submission by employees of the Adviser or the Administrator regarding concerns of questionable accounting or auditing matters; and meets to review our annual audited financial statements and quarterly financial statements with management and the independent registered public accounting firm, including reviewing our disclosures under “Management’s Discussion and Analysis of Financial Condition and Results of Operations.” Alternate members of the Audit Committee serve and participate in meetings of the Audit Committee only in the event of an absence of a regular member of the Audit Committee. The Audit Committee has adopted a written charter that is available to stockholders in the Corporate Governance section of our website at www.GladstoneLand.com.

The Board reviews the NASDAQ listing standards definition of independence for Audit Committee members on an annual basis and has determined that each of Messrs. Parker, Outland, Adelgren (alternate) and Wilkinson (alternate) and Mmes. English and Merrick is independent (as independence is currently defined in Rule 5605(a)(2) of the NASDAQ listing standards). No members of the Audit Committee received any compensation from us during the last fiscal year other than directors’ fees. The Board has also determined that each of Messrs. Parker, Outland, Adelgren (alternate) and Wilkinson (alternate) and Mmes. English and Merrick qualifies as an “audit committee financial expert,” as defined in applicable SEC rules. The Board made a qualitative assessment of the members’ level of knowledge and experience based on a number of factors, including formal education and experience. The Board has also unanimously determined that all Audit Committee members and alternate members are financially literate under current NASDAQ rules and listing standards. In addition to our Audit Committee, Messrs. Parker and Outland and Mmes. English and Merrick also serve on the audit committees of Gladstone Investment Corporation, Gladstone Capital Corporation and Gladstone Commercial Corporation. Our Audit Committee’s alternate members, Messrs. Adelgren and Wilkinson, also serve as alternate members on the audit committees of Gladstone Investment Corporation, Gladstone Capital Corporation and Gladstone Commercial Corporation. The Board has determined that this simultaneous service does not impair the respective directors’ ability to effectively serve on our Audit Committee.

The Compensation Committee

The Compensation Committee operates pursuant to a written charter, which can be found in the Corporate Governance section of our website at www.GladstoneLand.com, and conducts periodic reviews of the amended and restated investment advisory agreement (the “Advisory Agreement”) with our Adviser and the administration agreement (the “Administration Agreement”) with our Administrator, to evaluate whether the fees paid to the parties under the respective agreements are in the best interests of us and our stockholders. The committee considers in such periodic reviews, among other things, whether the performance of our Adviser and our Administrator are reasonable in relation to the nature and quality of services performed, and whether the provisions of the Advisory and Administration Agreements are being satisfactorily performed. The Compensation Committee also reviews and considers all incentive fees payable to our Adviser under the Advisory Agreement. The Compensation Committee also reviews with management our Compensation Discussion and Analysis to be included in proxy statements and other filings. In addition, the Compensation Committee reviews, approves and recommends to our Board the compensation of our non-employee directors.

The Compensation Committee is currently composed of Messrs. Outland (Chairperson), Adelgren and Wilkinson. Messrs. Parker and Mmes. English and Merrick currently serve as alternate members of the Compensation Committee. Alternate members of the Compensation Committee serve and participate in meetings of the Compensation Committee only in the event of an absence of a regular member of the Compensation Committee. All members and alternate members of our Compensation Committee are independent (as independence is currently defined in Rule 5605(a)(2) of the NASDAQ listing standards). Messrs. Outland, Adelgren and Wilkinson also serve on the compensation committees of Gladstone Capital Corporation, Gladstone Commercial Corporation and Gladstone Investment Corporation. Our Compensation Committee’s current alternate members, Mr. Parker and Mmes. English and Merrick, also serve as alternate members of the compensation committees of Gladstone Capital Corporation, Gladstone Commercial Corporation and Gladstone Investment Corporation. Our Board has determined that this simultaneous service does not impair the respective directors’ ability to effectively serve on our Compensation Committee.

Compensation Committee Interlocks and Insider Participation

The Compensation Committee currently consists of Messrs. Adelgren, Outland and Wilkinson. Mr. Parker and Mmes. English and Merrick currently serve as alternate members of the Compensation Committee. None of the aforementioned persons is or has been one of our officers or employees. Further, none of our executive officers has ever served as a member of the compensation committee or as a director of another entity any of whose executive officers served on our Compensation Committee, and none of our executive officers has ever served as a member of the compensation committee of another entity any of whose executive officers served on our Board.

The Executive Committee

The Executive Committee, which is comprised of Messrs. Gladstone (Chairman), Brubaker and Parker, has the authority to exercise all powers of our Board, except for actions that must be taken by a majority of independent directors or the full Board under applicable rules and regulations. The Executive Committee did not meet during the last fiscal year.

The Offering Committee

The Offering Committee, which is comprised of Messrs. Gladstone (Chairman), Brubaker and Parker, with each of our other current and future directors who meet the independence requirements delineated in the NASDAQ listing standards serving as alternates for Mr. Parker, is responsible for assisting the Board in discharging its responsibilities regarding the offering from time to time of our securities. The Offering Committee has all powers of the Board that are necessary or appropriate and may lawfully be delegated to the Offering Committee in connection with an offering of our securities. Our Offering Committee was formed in January 2013 and operates pursuant to a written charter, which can be found in the Corporate Governance section of our website at www.GladstoneLand.com. The Offering Committee met once during the last fiscal year.

The Ethics, Nominating and Corporate Governance Committee

The Ethics, Nominating and Corporate Governance Committee (the “Ethics Committee”) of the Board is responsible for identifying, reviewing and evaluating candidates to serve as our directors (consistent with criteria approved by the Board), reviewing and evaluating incumbent directors, recommending to the Board for selection candidates for election to the Board, making recommendations to the Board regarding the membership of the committees of the Board, assessing the performance of the Board and developing our corporate governance principles. Our Ethics Committee operates pursuant to a written charter, which can be found in the Corporate Governance section of our website at www.GladstoneLand.com. The Ethics Committee is currently composed of Messrs. Adelgren (Chairperson), Outland and Wilkinson. Mr. Parker and Mmes. English and Merrick currently serve as alternate members of the Ethics Committee. Alternate members of the committee serve and participate in meetings of the committee only in the event of an absence of a regular member of the committee. Each member and alternate member of the Ethics Committee is independent (as independence is currently defined in Rule 5605(a)(2) of the NASDAQ listing standards). The Ethics Committee met four times during the last fiscal year.

Messrs. Outland, Adelgren and Wilkinson also serve on the Ethics Committees of Gladstone Capital Corporation, Gladstone Commercial Corporation and Gladstone Investment Corporation. Our Ethics Committee’s current alternate members, Mr. Parker and Mmes. English and Merrick, also serve as alternate members of the Ethics Committees of Gladstone Capital Corporation, Gladstone Commercial Corporation and Gladstone Investment Corporation. Our Board has determined that this simultaneous service does not impair the respective directors’ ability to effectively serve on our Ethics Committee.

Qualifications for Director Candidates

The Ethics Committee believes that candidates for director should have certain minimum qualifications, including being able to read and understand basic financial statements, being over 21 years of age and having the highest personal integrity and ethics. The Ethics Committee also intends to consider such factors including, but not limited to, relevant expertise and ability to offer advice and guidance to management, ability to devote sufficient time to our affairs, demonstrated excellence in his or her field, ability to exercise sound business judgment and commitment to rigorously represent the long-term interests of our stockholders. However, the Ethics Committee retains the right to modify these qualifications from time to time. Candidates for director nominees are reviewed in the context of the current composition of the Board, our operating requirements and the long-term interests of our stockholders. Though we have no formal policy addressing diversity, the Ethics Committee and Board believes that diversity is an important attribute of directors and that our directors should represent an array of backgrounds and experiences and should be capable of articulating a variety of viewpoints. Accordingly, the Ethics Committee considers in its review of director nominees factors such as values, disciplines, ethics, age, gender, race, culture, expertise, background and skills, all in the context of an assessment of the perceived needs of us and our Board at that point in time in order to maintain a balance of knowledge, experience and capability.

In the case of incumbent directors whose terms of office are set to expire, the Ethics Committee reviews such directors’ overall service to us during their term, including the number of meetings attended, level of participation, quality of performance and any other relationships and transactions that might impair such directors’ independence. In the case of new director candidates, the Ethics Committee also determines whether such new nominee must be independent for NASDAQ purposes, based upon applicable NASDAQ listing standards, applicable SEC rules and regulations and the advice of counsel, if necessary. The Ethics Committee then uses its network of contacts to compile a list of potential candidates, but may also engage, if it deems appropriate, a professional search firm. The Ethics Committee conducts any appropriate and necessary inquiries into the backgrounds and qualifications of possible candidates after considering the function and needs of the Board. The Ethics Committee meets to discuss and consider such candidates’ qualifications and then selects a nominee for recommendation to the Board by majority vote. To date, the Ethics Committee has not paid a fee to any third party to assist in the process of identifying or evaluating director candidates.

Code of Ethics

We have adopted the Gladstone Land Corporation Code of Business Conduct and Ethics that applies to all of our officers and directors and to the employees of our Adviser and our Administrator. The Ethics Committee reviews, approves and recommends to our Board any changes to the Code of Business Conduct and Ethics. They also review any violations of the Code of Business Conduct and Ethics and make recommendations to the Board on those violations, if any. The Code of Business Conduct and Ethics is available in the Corporate Governance section of our website at www.GladstoneLand.com. If we make any substantive amendments to the Code of Business Conduct and Ethics on a quarterly basis or grant any waiver from a provision of the code to any executive officer or director, we will promptly disclose the nature of the amendment or waiver on our website, as specified above.

Limited Liability and Indemnification

Our charter contains a provision that eliminates the liability of our directors and officers to us and our stockholders for money damages except for liability resulting from (1) actual receipt of an improper benefit or profit in money, property or services or (2) active and deliberate dishonesty that was established by a final judgment and was material to the cause of action. In addition, our charter authorizes us to obligate ourselves, to the maximum extent permitted by Maryland law in effect from time to time, to indemnify and, without requiring a preliminary determination of the ultimate entitled to indemnification, pay or reimburse reasonable expenses in advance of final disposition of a proceeding to any present or former director or officer who is made or threatened to be made a party to the proceeding by reason of his or her service in that capacity or any individual, who while a director or officer of our company and at our request, serves or has served as a director, officer, partner, member, manager or trustee of another corporation, real estate investment trust, partnership, limited liability company, joint venture, trust, employee benefit plan or any other enterprise and who is made or threatened to be made a party to the proceeding by reason of his or her service in that capacity. In accordance with Maryland law, we cannot indemnify any officer or director if it is established that: (1) the action or omission of the director or officer that was material to the matter giving rise to the proceeding and (A) was committed in bad faith or (B) was the result of active and deliberate dishonesty; (2) the director or officer actually received an improper personal benefit in money, property or services; or (3) in the case of any criminal proceeding, the director or officer had reasonable cause to believe that the act or omission was unlawful.

Each of the Advisory and Administration Agreements provides that, absent willful misfeasance, bad faith or gross negligence in the performance of their duties or by reason of the reckless disregard of their duties and obligations, our Adviser, our Administrator and their respective officers, managers, agents, employees, controlling persons, members and any other person or entity affiliated with them are entitled to indemnification from us for any damages, liabilities, costs and expenses (including reasonable attorneys’ fees and amounts reasonably paid in settlement) arising from the rendering of our Adviser’s or our Administrator’s services under the current Advisory or Administration Agreements, respectively, or otherwise as an investment adviser of ours.

The general effect to investors of any arrangement under which any person who controls us or any of our directors, officers or agents is insured or indemnified against liability is a potential reduction in distributions to our stockholders resulting from our payment of premiums associated with liability insurance. In addition, indemnification could reduce the legal remedies available to us and to our stockholders against our officers, directors and agents. The SEC takes the position that indemnification against liabilities arising under the Securities Act of 1933 is against public policy and unenforceable. As a result, indemnification of our directors and officers and of our Adviser or its affiliates may not be allowed for liabilities arising from or out of a violation of state or federal securities laws. Indemnification will be allowed for settlements and related expenses of lawsuits alleging securities laws violations and for expenses incurred in successfully defending any lawsuit, provided that a court either:

•	approves the settlement and finds that indemnification of the settlement and related costs should be made; or

•

dismisses with prejudice or makes a successful adjudication on the merits of each count involving alleged securities law violations as to the particular indemnity and a court approves the indemnification.

Oversight of Risk Management

Since November 2012, Jack Dellafiora has served as our chief compliance officer, and in that position, Mr. Dellafiora directly oversees our enterprise risk management function and reports to our chief executive officer, the Audit Committee and the Board in this capacity. In fulfilling his risk management responsibilities, Mr. Dellafiora works closely with other members of senior management including, among others, our chief executive officer, chief financial officer, treasurer, and chief operating officer.

The Board, in its entirety, plays an active role in overseeing management of our risks. The Board regularly reviews information regarding our credit, liquidity and operations, as well as the risks associated with each. Each of the following committees of the Board plays a distinct role with respect to overseeing management of our risks:

•

Audit Committee: Our Audit Committee oversees our enterprise risk management function. To this end, our Audit Committee meets at least annually (i) to discuss our risk management guidelines, policies and exposures and (ii) with our independent registered public accounting firm to review our internal control environment and other risk exposures.

•

Compensation Committee: Our Compensation Committee oversees the management of risks relating to the fees paid to our Adviser and Administrator under the Advisory Agreement and the Administration Agreement, respectively. In fulfillment of this duty, the Compensation Committee meets at least annually to review these agreements. In addition, the Compensation Committee reviews the performance of our Adviser to determine whether the compensation paid was reasonable in relation to the nature and quality of services performed and whether the provisions of the Advisory Agreement were satisfactorily performed.

•	Ethics, Nominating and Corporate Governance Committee: Our Ethics Committee manages risks associated with the independence of our directors and potential conflicts of interest.

While each of the aforementioned committees is responsible for evaluating certain risks and overseeing the management of such risks, the committees each report to our Board on a regular basis to apprise our Board regarding the status of remediation efforts of known risks and of any new risks that may have arisen since the previous report.

EXECUTIVE COMPENSATION

Compensation of Our Executive Officers

None of our executive officers receive direct compensation from us. We do not currently have any employees and do not expect to have any employees in the foreseeable future. The services necessary for the operation of our business are provided to us by our officers and the other employees of our Adviser and Administrator, pursuant to the terms of the Advisory and Administration Agreements, respectively. Mr. Gladstone, our chairman, chief executive officer and president, and Mr. Brubaker, our vice chairman and chief operating officer, are employees of and compensated directly by our Adviser. Mr. Parrish, our chief financial officer and Ms. Jones, our former chief financial officer and treasurer, and current chief financial officer of our affiliate, Gladstone Commercial Corporation, are employees of our Administrator. Under the Administration Agreement, we reimburse our Administrator for our allocable portion of Mr. Jones’ and Mr. Parrish’s compensation. During our last fiscal year, our allocable portion of Mr. Parrish’s compensation paid by our Administrator was approximately $16,200 of his salary, $4,200 of his bonus, and $1,600 of the cost of his benefits, and our allocable portion of Ms. Jones’ compensation paid by our Administrator was approximately $22,000 of her salary, $9,200 of her bonus, and $4,000 of the cost of her benefits. Mr. Beckhorn, our treasurer since January 2015, is an employee of our Administrator, as well.

The Advisory and Administration Agreements

Under the Advisory Agreement, our Adviser is responsible for our daily operations and administration, record keeping and regulatory compliance functions. Specifically, these responsibilities include (i) identifying, evaluating, negotiating and consummating all investment transactions consistent with our investment objectives and criteria; (ii) providing us with all required records and regular reports to our Board concerning our Adviser’s efforts on our behalf; and (iii) maintaining compliance with all regulatory requirements applicable to us. The Advisory Agreement provides for an annual base management fee equal to 2% of our total stockholders’ equity (less the recorded value of any preferred stock we may issue) and an incentive fee based on our FFO, which rewards our Adviser if our quarterly FFO (before giving effect to any incentive fee) exceeds 1.75% (7% annualized) of our total stockholders’ equity (less the recorded value of any preferred stock we may issue). Our Adviser has the ability to issue a full or partial waiver of the incentive fee and may do so to maintain the current level of distributions to our stockholders.

Under the Administration Agreement, we pay separately for administrative services, which payments are generally equal to our allocable portion of our Administrator’s overhead expenses in performing its obligations under the Administration Agreement, including rent for the space occupied by our Administrator, and our allocable portion of the salaries and benefits expenses of our chief financial officer, treasurer, chief compliance officer, general counsel and secretary, and their respective staffs.

Each of David Gladstone and Terry Lee Brubaker serve as an officer and director of ours and of each of our Adviser and our Administrator. Michael LiCalsi, our general counsel and secretary, also has served as the president of the Administrator since July 2013. David Gladstone is also the controlling stockholder of our Adviser, which is the sole member of our Administrator. Jay Beckhorn, our treasurer, is also the treasurer of Gladstone Commercial Corporation, a real estate investment trust that is an affiliate of ours. Although we believe that the terms of the Advisory Agreement and the Administration Agreement are no less favorable to us than those that could be obtained from unaffiliated third parties in arms’ length transactions, our Adviser, its officers and its directors have a material interest in the terms of these agreements.

Director Compensation

As compensation for serving on our Board, each of our independent directors receives an annual fee of $20,000, an additional $1,000 for each Board meeting attended, and an additional $1,000 for each committee meeting attended. In addition, the chairperson of the Audit Committee receives an annual fee of $3,000, and the chairpersons of each of the Compensation and Ethics committees receive annual fees of $1,000 for their additional services in these capacities. In addition, we reimburse our directors for their reasonable out-of-pocket expenses incurred in connection with their board service, including those incurred for attendance at Board and committee meetings.

We do not pay any compensation to directors who also serve as our officers, or as officers or directors of our Adviser or our Administrator, in consideration for their service on our Board. Our Board may change the compensation of our independent directors in its discretion upon the recommendation of our Compensation Committee. None of our independent directors received any compensation from us during the fiscal years ended December 31, 2014 or 2013, other than for Board or committee service and meeting fees.

OUR ADVISER AND OUR ADMINISTRATOR

Our business is externally managed by our Adviser, which was incorporated in 2002. The officers, directors and employees of our Adviser have significant experience in making investments in and lending to businesses of all sizes, including investing in real estate and making mortgage loans. We entered into an amended Advisory Agreement with our Adviser (the Amended Advisory Agreement”), under which our Adviser is responsible for managing our assets and liabilities, for operating our business on a day-to-day basis and for identifying, evaluating, negotiating and consummating investment transactions consistent with our investment policies as determined by our Board of Directors from time to time.

Our Administrator employs our chief financial officer, treasurer, chief compliance officer, general counsel and secretary (who also serves as our Administrator’s president) and their respective staffs and provides administrative services to us under the amended Administration Agreement (the “Amended Administration Agreement”).

David Gladstone, our chairman, chief executive officer, president and largest stockholder, is also the chairman, chief executive officer and the controlling stockholder of our Adviser and our Administrator. Terry

Lee Brubaker, our vice chairman and chief operating officer and a member of our Board of Directors, also serves in the same capacities for our Adviser and Administrator.

Our Adviser maintains an investment committee that will screen each of our investments. This investment committee is currently comprised of Messrs. Gladstone and Brubaker. We believe that the review process of our Adviser’s investment committee gives us a unique competitive advantage over other agricultural real estate companies because of the substantial experience that the members possess and their unique perspective in evaluating the blend of corporate credit, real estate and lease terms that collectively combine to provide an acceptable risk for our investments.

Our Adviser’s board of directors has empowered the investment committee to authorize and approve our investments, subject to the terms of the Amended Advisory Agreement. Before we acquire any property, the transaction will be reviewed by the investment committee to ensure that, in its view, the proposed transaction satisfies our investment criteria and is within our investment policies. Approval by the investment committee will generally be the final step in the property acquisition approval process, although the separate approval of our Board of Directors is required in certain circumstances described below.

Our Adviser and Administrator are headquartered in McLean, Virginia, a suburb of Washington D.C., and our Adviser also has offices in several other states.

Amended Advisory Agreement

Adviser Duties and Authority Under the Amended Advisory Agreement

Under the terms of the Amended Advisory Agreement, our Adviser is required to use its best efforts to present to us investment opportunities consistent with our investment policies and objectives as adopted by our Board of Directors. In performing its duties, our Adviser, either directly or indirectly by engaging an affiliate:

•	finds, evaluates, presents and recommends to us a continuing series of real estate investment opportunities consistent with our investment policies and objectives;

•	provides advice to us and acts on our behalf with respect to the negotiation, acquisition, financing, refinancing, holding, leasing and disposition of real estate investments;

•	enters into contracts to purchase real estate on our behalf in compliance with our investment procedures, objectives and policies, subject to approval of our Board of Directors, where required;

•	takes the actions and obtains the services necessary to effect the negotiation, acquisition, financing, refinancing holding, leasing and disposition of real estate investments; and

•	provides day-to-day management of our real estate activities and other administrative services.

Our Board of Directors has authorized our Adviser to make investments in any property on our behalf without the prior approval of our Board if the following conditions are satisfied:

•	our Adviser has determined that the total cost of the property does not exceed its determined value; and

•

our Adviser has provided us with a representation that the property, in conjunction with our other investments and proposed investments, is reasonably expected to fulfill our investment objectives and policies as established by our Board of Directors then in effect.

The actual terms and conditions of transactions involving investments in properties shall be determined in the sole discretion of our Adviser, subject at all times to compliance with the foregoing requirements. Some types of transactions, however, will require the prior approval of our Board of Directors, including a majority of our independent directors, including, but not limited to, the following:

•	any acquisition which at the time of investment would have a cost exceeding 50% of our total assets; and

•	transactions that involve conflicts of interest with our Adviser (other than reimbursement of expenses in accordance with the Amended Advisory Agreement).

Our Adviser and Administrator also engage in other business ventures and, as a result, their resources are not dedicated exclusively to our business. For example, our Adviser and Administrator also serve as the external adviser and administrator, respectively, to Gladstone Capital and Gladstone Investment, both publicly-traded business development companies affiliated with us, and Gladstone Commercial, a publicly-traded REIT, also affiliated with us. However, under the Amended Advisory Agreement, our Adviser is required to devote sufficient resources to the administration of our affairs to discharge its obligations under the agreement. The agreement is not assignable or transferable by either us or our Adviser without the consent of the other party, except that our Adviser may assign the Amended Advisory Agreement to an affiliate for whom our Adviser agrees to guarantee its obligations to us. Either we or our Adviser may assign or transfer the Amended Advisory Agreement to a successor entity.

Compensation of our Adviser under the Amended Advisory Agreement

The following sets forth the type and, to the extent possible, estimates of the amounts payable to our Adviser in connection with its operation of our business. These payments have not been determined through arm’s-length bargaining. For additional details regarding the non-arm’s-length nature of this and other agreements with our Adviser, see “Conflicts of Interest — Potential Conflicts of Interest Inherent in Our Business — Our agreements with our Adviser are not arm’s-length agreements and may not contain the same terms that we would be able to obtain from negotiation with independent third parties.”

Base Management Fee

Under the terms of our Amended Advisory Agreement that went into effect on February 1, 2013, we pay an annual base management fee equal to a percentage of our adjusted stockholders’ equity, which is defined as our total stockholders’ equity at the end of each quarter less the recorded value of any preferred stock we may issue and, for 2013 only, any uninvested cash proceeds from the IPO. For 2013, the base management fee was set at 1.0% of our adjusted stockholders’ equity; however, as of January 2014, we pay a base management fee equal to 2.0% of our adjusted stockholders’ equity, which no longer exclude uninvested cash proceeds from the IPO.

Incentive Fee

Under the terms of our Amended Advisory Agreement, we also pay an additional quarterly incentive fee based on funds from operations (“FFO”). For purposes of calculating the incentive fee, our FFO, before giving effect to any incentive fee (our “Pre-Incentive Fee FFO”) will include any realized capital gains or losses, less any distributions paid on our preferred stock, but will not include any unrealized capital gains or losses. The incentive fee will reward our Adviser if our Pre-Incentive Fee FFO for a particular calendar quarter exceeds a hurdle rate of 1.75% (7% annualized) of our total stockholders’ equity at the end of the quarter. Our Adviser will receive 100% of the amount of the Pre-Incentive Fee FFO for the quarter that exceeds the hurdle rate but is less than 2.1875% of our total stockholders’ equity at the end of the quarter (8.75% annualized), and 20% of the amount of our Pre-Incentive Fee FFO that exceeds 2.1875% for the quarter.

Amended Administration Agreement

Under the terms of the Amended Administration agreement that went into effect on February 1, 2013, we pay for our allocable portion of the Administrator’s expenses incurred while performing services to us, including, but not limited to, rent and the salaries and benefits expenses of our Administrator’s employees, including our chief financial officer, treasurer, chief compliance officer, general counsel and secretary (who also serves as our Administrator’s president) and their respective staffs. From February 1, 2013, through June 30, 2014, our allocable portion of these expenses was generally derived by multiplying that portion of the Administrator’s expenses allocable to all funds serviced by the Administrator by the percentage of our total assets at the beginning of each quarter in comparison to the total assets of all funds managed by our Adviser.

As approved by our Board of Directors, effective July 1, 2014, our allocable portion of the Administrator’s expenses is now generally derived by multiplying our Administrator’s total expenses by the approximate percentage of time the Administrator’s employees perform services for us in relation to their time spent performing services for all companies serviced by our Administrator under similar contractual agreements. This change in methodology resulted in an increase in the fee we paid to our Administrator of approximately 137% for the six months ended December 31, 2014, as compared to the first six months of the fiscal year. Management believes that the new methodology of allocating the Administrator’s total expenses by approximate percentages of time services were performed more accurately approximates the fees incurred for the actual services performed. While this change in methodology resulted in an increase in the fee paid to our Administrator for the six months ended December 31, 2014, we are not currently able to determine whether the change in methodology will result in an increase or decrease for the upcoming fiscal year.

Compensation of Our Adviser and Our Administrator

Set forth below is an estimate of all proposed compensation, fees, profits and other benefits, including reimbursement of out-of-pocket expenses that our Adviser and our Administrator may receive in connection with this offering and our ongoing operations. We do not expect to make any payments to any other affiliates of our Adviser. The estimated amounts set forth below are based on our current expectations regarding various expenses and the net proceeds of this offering. To the extent that the expenses of this offering are greater than we anticipate, the amounts reimbursable to our Adviser could be materially greater than currently projected. To the extent that the net proceeds of this offering are greater than we currently expect, our stockholders’ equity will likely be greater than we expect, which would result in actual advisory fees payable to our Adviser that may be materially greater than we currently project. To the extent that expenses incurred by our Administrator are greater than we currently expect, or time spent on our matters by our Administrator’s employees are greater than we currently expect, our fees payable to our Administrator may be materially greater than we currently project.

Type of Compensation

(Recipient)	Description and Determination of Amount	Estimated Amount
Offering

Reimbursement of Offering Expenses (Adviser)(1)	Offering expenses include all estimated expenses, other than underwriting discount, to be paid by us in connection with this offering, including our legal, accounting, printing, mailing and filing fees and other accountable offering expenses. To the extent that our Adviser pays our offering expenses, we will reimburse our Adviser for these amounts.	We anticipate paying for all offering costs incurred.

Ongoing Operations

Annual Base Management Fee (Adviser)	2.0% of our adjusted stockholders’ equity and our adjusted stockholders’ equity, measured at the end of each quarter and our adjusted stockholders’ equity, which does not exclude the uninvested cash proceeds of this offering.	Actual amount is dependent upon the amount of equity raised in this offering.

(Recipient)	Description and Determination of Amount	Estimated Amount
Quarterly Incentive Fee (Adviser)(2)	We pay our Adviser an incentive fee with respect to our Pre-Incentive Fee FFO in each calendar quarter as follows:	Actual amounts are dependent upon the amount of FFO we generate from time to time.

• no incentive fee in any calendar quarter in which our Pre-Incentive Fee FFO does not exceed the hurdle rate of 1.75% (7% annualized) of our adjusted stockholders’ equity at the end of the quarter;

• 100% of the amount of the Pre-Incentive Fee FFO that exceeds the hurdle rate, but is less than 2.1875% of our adjusted stockholders’ equity at the end of any calendar quarter (8.75% annualized); and

• 20% of the amount of our Pre-Incentive Fee FFO that exceeds 2.1875% of our adjusted stockholders’ equity at the end of any calendar quarter (8.75% annualized).

Allocation of Administrator Overhead Expenses (Administrator)(3)	We will pay our Administrator for our allocable portion of the Administrator’s overhead expenses in performing our obligations, including, but not limited to, our allocable portion of rent attributable to office space for employees of the Administrator, and our allocable portion of the salaries and benefits expenses of our chief financial officer, treasurer, chief compliance officer, general counsel and secretary. Our allocable portion is derived by multiplying our Administrator’s total expenses by the approximate percentage of time the Administrator’s employees perform services for us in relation to their time spent performing services for all companies serviced by our Administrator under similar contractual agreements.	Actual amounts will be dependent upon the expenses incurred by our Administrator and the percentage of time our Administrator’s employees spend on our maters in relation to their time spent on all companies serviced by our Administrator.

(1)	As of March 31, 2015, we have incurred approximately $165,000 of expenses in connection with this offering.
(2)	For purposes of calculating the incentive fee, our Pre-Incentive Fee FFO will include any realized capital gains or losses, less any dividends paid on our preferred stock, but Pre-Incentive Fee FFO will not include any unrealized capital gains or losses.

Examples of how the incentive fee would be calculated are as follows:

•	If our Pre-Incentive Fee FFO for a quarter were 1.75% or less of our adjusted stockholders’ equity, there would be no incentive fee because such FFO would not exceed the hurdle rate of 1.75%.

•	In the event our Pre-Incentive Fee FFO for a quarter were equal to 2.00% of our adjusted stockholders’ equity, the incentive fee would be as follows:

= 100% × (2.00% - 1.75%)

= 0.25% of adjusted stockholders’ equity

•	In the event our Pre-Incentive Fee FFO for a quarter were equal to 2.30% of our adjusted stockholders’ equity, the incentive fee would be as follows:

= (100% × (“catch-up”: 2.1875% - 1.75%)) + (20% × (2.30% - 2.1875%))

= (100% × 0.4375%) + (20% × 0.1125%)

= 0.4375% + 0.0225%

= 0.46% of our adjusted stockholders’ equity

(3)	Our Administrator is 100% owned by Gladstone Holding Corporation, which is also the 100% owner of our Adviser.

Other Transactions with Our Adviser and Its Affiliates

From time to time we may enter into transactions with our Adviser or one or more of its affiliates. A majority of our independent directors and a majority of our directors not otherwise interested in a transaction with our Adviser must approve all such transactions with our Adviser or its affiliates. For additional information, see “Conflicts of Interest” immediately below.

CONFLICTS OF INTEREST

There will be various conflicts of interest in the operation of our business. Our directors have an obligation to function on our behalf in all situations in which a conflict of interest may arise and have an obligation to act in our best interests.

Our Affiliates

Gladstone Commercial Corporation. Each of our directors and each of our executive officers other than Lewis Parrish, our chief financial officer, are also executive officers or directors of Gladstone Commercial, a publicly held REIT whose common stock is traded on the NASDAQ Global Select Market under the trading symbol “GOOD.” Gladstone Commercial invests in and owns net leased industrial, commercial and retail real property and selectively makes long-term industrial and commercial mortgage loans. Gladstone Commercial does not invest in or own agricultural real estate or make loans secured by agricultural real estate and, therefore, Gladstone Commercial will not compete with us for investment opportunities.

Gladstone Capital Corporation. Each of our directors and each of our executive officers, other than Mr. Parrish, are also executive officers or directors of Gladstone Capital, a publicly held closed-end management investment company whose common stock is traded on the NASDAQ Global Market under the trading symbol “GLAD.” Gladstone Capital makes loans to and investments in small and medium-sized businesses. It does not buy or lease real estate and does not lend to agricultural enterprises and, therefore, Gladstone Capital will not compete with us for investment opportunities. Gladstone Capital will not make loans to or investments in any company with which we have or intend to enter into a lease.

Gladstone Investment Corporation. Each of our directors and each of our executive officers, other than Mr. Parrish, are also executive officers or directors of Gladstone Investment, a publicly held closed-end management investment company whose common stock is traded on the NASDAQ Global Market under the trading symbol “GAIN.” Gladstone Investment makes loans to and investments in small and medium-sized businesses in connection with buyouts and other recapitalizations. It does not buy or lease real estate and does not lend to agricultural enterprises and, therefore, Gladstone Investment will not compete with us for investment opportunities. Gladstone Investment will not make loans to or investments in any company with which we have or intend to enter into a lease.

We do not presently intend to co-invest with Gladstone Capital, Gladstone Commercial or Gladstone Investment in any business. However, in the future it may be advisable for us to co-invest with one of these companies. If we decide to change our policy on co-investments with affiliates, we will seek approval of this decision from our independent directors.

Gladstone Management Corporation and Gladstone Administration, LLC. Our Adviser is an external management company that does not buy or lease real estate, other than for its own use, in the ordinary course of its business. We will not co-invest with our Adviser nor will our Adviser make loans to or investments in any company with which we have entered into a real estate lease or mortgage loan arrangement. The holding company that owns our Adviser also has a 100% interest in Gladstone Administration, LLC, our Administrator. Both our Adviser and our Administrator are controlled by David Gladstone, our chief executive officer, chairman, and president.

Every transaction we enter into with our Adviser or its affiliates is subject to an inherent conflict of interest. Our Board of Directors may encounter conflicts of interest in enforcing our rights against any of our affiliates in the event of a default by or disagreement with an affiliate or in invoking powers, rights or options pursuant to any agreement between us and any of our affiliates. Each transaction between us and our Adviser or any of its affiliates must be approved by a majority of our independent directors who are otherwise disinterested in the transaction as being fair and reasonable to us and on terms and conditions no less favorable to us than those available from unaffiliated third parties.

Experience of Our Adviser’s Professionals in Managing Conflicts of Interest

The officers and directors of our Adviser have operated under a similar structure with Gladstone Capital, Gladstone Investment and Gladstone Commercial. We believe that their experience will allow them to successfully manage potential conflicts of interest inherent in our business. They have also managed these potential conflicts of interest through their services to and through our Adviser.

Potential Conflicts of Interest Inherent in Our Business

Our Adviser may realize substantial compensation, regardless of our performance.

Our Adviser receives a base management fee based on a percentage of our stockholders’ equity, regardless of our performance or its performance in managing our business. As a result, even if our Adviser does not identify suitable opportunities in which to invest the net proceeds of this offering, our Adviser still receives material compensation from us. In addition, our Adviser also receives reimbursement of expenses and fees incurred directly on our behalf regardless of its or our performance. See “Our Adviser and our Administrator — Amended Advisory Agreement.”

Our agreements with our Adviser are not arm’s-length agreements and may not contain the same terms that we would be able to obtain from negotiation with independent third parties.

All agreements and arrangements, including those relating to payments under the advisory agreement, between us and our Adviser or any of its affiliates will not be the result of arm’s-length negotiations. However, compensation to our Adviser and its affiliates is approved by a majority of our independent directors and we expect that terms of future transactions with our Adviser will be no less favorable to us than terms that we believe we could obtain from unaffiliated entities providing similar services as an ongoing activity in the same geographical location.

Our Adviser may not allocate all suitable investments to us.

While our Adviser generally has broad authority to make investments on behalf of the investment vehicles that it advises, our Adviser has adopted investment allocation procedures to address these potential conflicts and intends to direct investment opportunities to the Gladstone affiliate with the investment strategy that most closely fits the investment opportunity. Nevertheless, the management of our Adviser may face conflicts in the allocation of investment opportunities to other entities managed by our Adviser. As a result, it is possible that we may not be given the opportunity to participate in certain investments made by other members of the Gladstone Companies or investment funds managed by investment managers affiliated with our Adviser.

Our Adviser will use its best efforts to present suitable investments to us consistent with our investment procedures, objectives and policies. If our Adviser or any of its affiliates is presented with a potential investment in a property that might be made by more than one investment entity that it advises or manages, the decision as to the suitability of the property for investment by a particular entity will be based upon a review of the investment portfolio and objectives of each entity. The most important criteria in allocating investment opportunities between Gladstone Capital, Gladstone Investment and Gladstone Commercial, any other entity our Adviser manages and us will be whether the potential investment is an agricultural real estate-related opportunity, in which case it would be presented to us. Other factors which our Adviser will consider include:

•	cash flow from the property;

•	the effect of the acquisition of the property on the diversification of each entity’s portfolio;

•	rental payments during any renewal period;

•	the amount of equity required to make the investment;

•	the policies of each entity relating to leverage;

•	the funds of each entity available for investment;

•	the length of time the funds have been available for investment; and

•	the manner in which the potential investment can be structured by each entity.

To the extent that a particular property might be determined to be suitable for more than one investment entity, priority generally will be given to the investment entity having uninvested funds for the longest period of time. It is the responsibility of our Board of Directors (including our independent directors) to ensure that the method used by our Adviser to allocate transactions is applied fairly to us.

Our Adviser or its affiliates could compete for the time and services of our officers and directors.

We depend on our Board of Directors and on our Adviser for our operations and for the acquisition, operation and disposition of our investments. Our Adviser will enter into the Amended Advisory Agreement with us pursuant to which it will perform certain functions relating to the management of our investment portfolio and our day-to-day operations. Our Adviser performs similar services for other entities managed by our Adviser or its affiliates. Our Adviser and its affiliates will devote such time to our affairs as they in good faith determine to be necessary. Neither our Adviser nor any of its affiliates are restricted from acting as general partner or as an adviser to REITs, real estate partnerships or other entities which may have objectives similar to ours and which are sponsored by affiliated or non-affiliated persons.

Conflict of Interest Policy

We have adopted policies to reduce potential conflicts of interest. In addition, our directors are subject to certain provisions of Maryland law that are designed to minimize conflicts. Under our current conflict of interest policy, without the approval of a majority of disinterested directors, we will not:

•

acquire from or sell to any of our officers, directors or our Adviser’s or Administrator’s employees, or any entity in which any of our officers, our directors or such employee has an interest of more than 5%, any assets or other property;

•

borrow from any of our directors, officers or our Adviser’s or Administrator’s employees, or any entity in which any of our officers, our directors or such employees has an interest of more than 5%; or

•

engage in any other transaction with any of our directors, officers or our Adviser’s or Administrator’s employees, or any entity in which any of our directors, our officers or such employees has an interest of more than 5%.

Consistent with the provisions of the Sarbanes-Oxley Act of 2002, we will not extend credit, or arrange for the extension of credit, to any of our directors and officers. Under the MGCL, a contract or other transaction between us and one of our directors or any other entity in which one of our directors is also a director or has a material financial interest is not void or voidable solely on the grounds of the common directorship or interest, the fact that the director was present at the meeting at which the contract or transaction was approved or the fact that the director’s vote was counted in favor of the contract or transaction if:

•

the fact of the common directorship or interest is disclosed or known to our Board or a committee of our Board, and our Board or the committee authorizes, approves or ratifies the contract or transaction by the affirmative vote of a majority of the directors not interested in the contract or transaction, even if the disinterested directors do not constitute a quorum of the Board or committee;

•

the fact of the common directorship is disclosed or known to our stockholders entitled to vote on the contract or transaction, and the contract or transaction is authorized, approved or ratified by a majority of the votes cast by the stockholders entitled to vote on the matter, other than shares owned of record or beneficially by the interested director or corporation or entity; or

•	the contract or transaction is fair and reasonable to us as of the time authorized, approved or ratified by the Board, a committee or the stockholders.

Our policy also prohibits us from purchasing any real property owned by or co-investing with our Adviser, any of its affiliates or any business in which our Adviser or any of its subsidiaries have invested. If we decide to change this policy on co-investments with our Adviser or its affiliates, we will seek approval of our independent directors. Further, we prohibit directors, officers or any affiliates from conducting, for their own account, business activities of the type we conduct.

Indemnification

Each of the Advisory and Administration Agreements provide that, absent willful misfeasance, bad faith or gross negligence in the performance of their duties or by reason of the reckless disregard of their duties and obligations, our Adviser, our Administrator and their respective officers, managers, agents, employees, controlling persons, members and any other person or entity affiliated with them are entitled to indemnification from us for any damages, liabilities, costs and expenses (including reasonable attorneys’ fees and amounts reasonably paid in settlement) arising from the rendering of our Adviser’s or our Administrator’s services under the current Advisory or Administration Agreements, respectively, or otherwise as an investment adviser of ours.

CERTAIN RELATIONSHIPS AND RELATED PARTY TRANSACTIONS

Advisory and Administration Agreements

Since 2004, we have been externally managed pursuant to a contractual investment advisory arrangement with our Adviser, which we refer to in this prospectus as the Advisory Agreement, under which our Adviser has directly employed all of our personnel and paid its payroll, benefits, and general expenses directly. Prior to January 1, 2010, the Advisory Agreement also covered the administrative services we received from our Administrator, which until January 1, 2010, was a wholly owned subsidiary of our Adviser. Since January 1, 2010, we have received administrative services pursuant to a separate administration agreement with our Administrator, which we refer to in this prospectus as our Administration Agreement.

The following table summarizes the management fees, incentive fees and associated credits and the administration fees:

	For the Years Ended December 31,
	2014	2013	2012
Management Fee:
Allocated payroll and benefits	$—	$38,668	$224,931
Allocated overhead expenses	—	7,538	42,349

Prior management advisory fee(1)	—	46,206	267,280
Amended base management fee(2)	1,079,534	149,403	—

Total management fee(3)	$1,079,534	$195,609	$267,280

Incentive Fee:
Incentive Fee(3)(4)	$—	$41,037	$—
Credit from voluntary, irrevocable waiver by Adviser’s board of directors (3)(4)	—	(41,037)	—

Net incentive fee	$—	$—	$—

Administration Fee:
Allocated payroll and benefits	$—	$14,034	$143,381
Allocated overhead expenses	—	4,498	37,017

Prior administration fee(1)	—	18,532	180,398
Amended administration fee(2)	442,584	175,932	—

Total administration fee(3)	$442,584	$194,464	$180,398

(1)	Pursuant to the Prior Advisory and Administration Agreements, respectively, as defined and described in further detail above, both of which were terminated on January 31, 2013.
(2)	Pursuant to the Amended Advisory and Administration Agreements, respectively, as defined and described in further detail above, both of which became effective on February 1, 2013.
(3)	Reflected as a line item on our accompanying Consolidated Statements of Operations.
(4)	An incentive fee of $41,037 was paid to our Adviser for the three months ended March 31, 2013; however, during the three months ended June 30, 2013, our Adviser issued a one-time, voluntary and irrevocable waiver equal to the full amount of the incentive fee due and payable to the Adviser for the three months ended March 31, 2013.

PRINCIPAL STOCKHOLDERS

Immediately prior to the completion of this offering, there will be 7,753,717 shares of common stock outstanding. As of March 16, 2015, there are 3,996 stockholders of record. Immediately after completion of this offering, we will have no other classes of capital stock outstanding.

The following table sets forth certain information with respect to the beneficial ownership of our common stock as of March 31, 2015, for:

•	each of our named executive officers;

•	each of our directors;

•	all of our directors and executive officers as a group; and

•	each person, or group of affiliated persons, known by us to beneficially own more than 5% of our common stock.

Beneficial ownership is determined in accordance with the rules of the SEC and generally includes any shares over which a person exercises sole or shared voting or investment power. The information contained in the table is not necessarily indicative of beneficial ownership for any other purpose and the inclusion of any shares in the table does not constitute an admission of beneficial ownership of those shares.

Unless otherwise indicated below, to our knowledge, all persons named in the table have sole voting and dispositive power with respect to their shares of common stock, except to the extent authority is shared by spouses under community property laws.

Name and Address of Beneficial Owner(1)	Shares of Common Stock Beneficially Owned	Shares of Common Stock Beneficially Owned
Directors:
Paul Adelgren	4,941	*
Terry Lee Brubaker	0	*
Michela A. English	1,030	*
David Gladstone(2)	2,083,333	26.9%
Caren D. Merrick	0	*
John H. Outland	1,555	*
Anthony W. Parker	4,886	*
Walter H. Wilkinson, Jr.	0	*
Named Executive Officer (who is not a Director)
Lewis Parrish	100	*
All executive officers and directors as a group (10 persons)	2,095,845	27.0%

	Beneficial Ownership(1)
Beneficial Owner	Number of Shares	Percent of Total
Over 5% Stockholders
Gladstone Future Trust(3) c/o Codan Trust Company Limited, Trustee Richmond House, 12 Par-la-Ville Road P.O. Box HM666
Hamilton HM CX Bermuda	666,667	8.6%
DePrince, Race & Zollo, Inc.(4) 250 Park Ave South, Suite 250
Winter Park, FL 32789	566,560	7.3%

*	Less than 1%
(1)

This table is based upon information supplied by officers, directors and principal stockholders. Unless otherwise indicated in the footnotes to this table and subject to community property laws where applicable, we believe that each of the stockholders named in this table has sole voting and sole investment power with respect to the shares indicated as beneficially owned. Percentages are determined in accordance with SEC rules and regulations and are based upon 7,753,717 shares of common stock outstanding on May 11, 2015. The address of each of our executive officers and directors is c/o Gladstone Land Corporation, 1521 Westbranch Drive, Suite 100, McLean, Virginia 22102.
(2)	Includes 215,400 shares owned by the David and Lorna Gladstone Foundation, of which David Gladstone is the CEO and Chairman.
(3)	The Gladstone Future Trust is a trust for the benefit of Mr. Gladstone’s children. The trustee of the Gladstone Future Trust is Codan Trust Company Limited. Mr. Gladstone does not have or share voting or dispositive authority over the shares held by the Gladstone Future Trust and, accordingly, Mr. Gladstone disclaims beneficial ownership of the shares held by Gladstone Future Trust.
(4)	Based on a Schedule 13G/A filed by DePrince, Race & Zollo, Inc., with the SEC on February 6, 2015.

DESCRIPTION OF OUR CAPITAL STOCK

General

Our authorized capital stock consists of 20,000,000 shares of common stock, $0.001 par value per share. After giving effect to this offering, 8,853,717 shares of our common stock will be issued and outstanding on a fully-diluted basis (9,018,717 shares if the underwriters’ option to purchase additional shares is exercised in full). The following summary description of our capital stock is not necessarily complete and is qualified in its entirety by reference to our charter and bylaws, each of which has been filed with the SEC, as well as applicable provisions of the MGCL.

Common Stock

Voting Rights

Subject to the provisions of our charter regarding restrictions on the transfer and ownership of our capital stock and except as may otherwise be specified in the terms of any class or series of common stock, each outstanding share of common stock entitles the holder to one vote on all matters submitted to a vote of stockholders, including the election of directors, and, except as provided with respect to any other class or series of capital stock (of which there currently is none), the holders of the common stock possess the exclusive voting power. There is no cumulative voting in the election of directors, which means that the holders of a majority of the outstanding common stock, voting as a single class, can elect all of the directors then standing for election and the holders of the remaining shares are not able to elect any directors.

Dividends, Liquidations and Other Rights

All shares of common stock offered by this prospectus will be duly authorized, fully paid and nonassessable. Holders of our common stock are entitled to receive dividends of and when authorized by our board of directors and declared by us out of assets legally available for the payment of dividends. They also are entitled to share ratably in our assets legally available for distribution to our stockholders in the event of our liquidation, dissolution or winding up, after payment of or adequate provision for all of our known debts and liabilities. These rights are subject to the preferential rights of any other class or series of our shares (of which there currently are none) and to the provisions of our charter regarding restrictions on transfer of our shares.

Holders of our common stock have no preference, conversion, exchange, sinking fund, redemption or appraisal rights and have no preemptive rights to subscribe for any of our securities. Subject to the restrictions on transfer of shares contained in our charter, all shares of common stock have equal dividend, liquidation and other rights.

Certificates

We will not issue certificates. Shares will be held in “uncertificated” form which will eliminate the physical handling and safekeeping responsibilities inherent in owning transferable stock certificates and eliminate the need to return a duly executed stock certificate to the transfer agent to affect a transfer. Transfers can be affected simply by mailing to us a duly executed transfer form. Upon the issuance of our shares, we will send to each stockholder a written statement which will include all information that is required to be written upon stock certificates under the MGCL.

Meetings and Special Voting Requirements

An annual meeting of the stockholders will be held each year for the purpose of electing the class of directors whose term is up for election and to conduct other business that may be properly brought before the stockholders. Special meetings of stockholders may be called upon the request of our chairman, our chief executive officer, our president, a majority of our directors or a majority of our independent directors or by the written request of stockholders of record as of the request date entitled to cast not less than a majority of all votes entitled to be cast at such meeting, provided that the request is in the form and manner specified in our Bylaws.

In general, the presence in person or by proxy of a majority of the outstanding shares entitled to vote at the meeting constitutes a quorum. Generally, the affirmative vote of a majority of the votes cast at a meeting at which a quorum is present is necessary to take stockholder action, except that a plurality of all votes cast at such a meeting is sufficient to elect a director.

Under the MGCL, a Maryland corporation generally cannot dissolve, amend its charter, merge or consolidate with another entity, convert into another entity, sell all or substantially all of its assets or engage in a statutory share exchange unless the action is approved by its board of directors and approved by the affirmative vote of stockholders entitled to cast at least two-thirds of the votes entitled to be cast on the matter, unless a lesser percentage (but not less than a majority of all of the votes entitled to be cast on the matter) is specified in the corporation’s charter. Our charter provides that these actions (other than certain amendments to the provisions of our charter related to the removal of directors and the restrictions on ownership and transfer of our stock, and the vote required to amend such provisions, which must be approved by the affirmative vote of at least two-thirds of the stockholders entitled to vote on the amendment) may be approved by a majority of all of the votes entitled to be cast on the matter.

Power to Reclassify Our Unissued Shares of Stock

Under our charter, our board of directors is authorized to classify and reclassify any unissued shares of common stock into other classes or series of stock by setting or changing in any one or more respects, from time to time before issuance of such stock, the preferences, conversion or other rights, voting powers, restrictions, limitations as to dividends or other distributions, qualifications and terms and conditions of redemption of such stock. Our Board of Directors may take these actions without stockholder approval unless stockholder approval is required by the rules of any stock exchange or automatic quotation system on which our securities may be listed or traded. We have registered shares of preferred stock on our universal registration statement on Form S-3 (File No. 333-194539); therefore, our Board of Directors could authorize the issuance of shares of common or preferred stock with terms and conditions that could have the effect of delaying, deferring or preventing a change in control or other transaction that might involve a premium price for shares of our common stock or otherwise be in the best interest of our stockholders. No shares of preferred stock are presently outstanding, and we have no present plans to issue any shares of preferred stock.

Power to Increase or Decrease Authorized Shares of Stock and Issue Additional Shares of Common and Preferred Stock

We believe that the power of our Board of Directors to amend our charter from time to time to increase or decrease the aggregate number of authorized shares of stock or the number of authorized shares of stock of any class or series, to authorize us to issue additional authorized but unissued shares of common or preferred stock and to classify or reclassify unissued shares of common or preferred stock and thereafter to authorize us to issue such classified or reclassified shares of stock will provide us with increased flexibility in structuring possible future financings and acquisitions and in meeting other needs that might arise. The additional classes or series, as well as the additional shares of common stock, will be available for issuance without further action by our stockholders, unless such approval is required by the rules of any stock exchange or automated quotation system on which our securities may be listed or traded. Although our Board of Directors does not intend to do so, it could authorize us to issue a class or series of stock that could, depending upon the terms of the particular class or series, delay, defer or prevent a change in control or other transaction that might involve a premium price for shares of our common stock or otherwise be in the best interest of our stockholders.

Restrictions on Ownership and Transfer

To qualify as a REIT under the Code, shares of our stock must be owned by 100 or more persons during at least 335 days of a taxable year of 12 months (other than the first year for which an election to be a REIT has been made) or during a proportionate part of a shorter taxable year. Also, not more than 50% of the value of the outstanding shares of our stock may be owned, directly or indirectly, by five or fewer individuals (as defined in the Code to include certain entities) during the last half of a taxable year (other than the first year for which an election to be a REIT has been made).

Our charter imposes restrictions on the ownership and transfer of our stock. The relevant sections of our charter provide that, subject to the exceptions described below, no person or entity may own, or be deemed to own, beneficially or by virtue of the applicable constructive ownership provisions of the Code, more than 3.3% in value of the aggregate number of shares of the outstanding shares of all classes and series of our capital stock or more than 3.3% in value or in number of shares (whichever is more restrictive) of the outstanding shares of our common stock. We refer to this limit as the “ownership limit.” An individual or entity that becomes subject to the ownership limit or any of the other restrictions on ownership and transfer of our stock described below is referred to as a “prohibited owner” if, had the violative transfer or other event been effective, the individual or entity would have been a beneficial owner or, if appropriate, a record owner of shares of our stock.

The constructive ownership rules under the Code are complex and may cause shares of stock owned actually or constructively by a group of related individuals and/or entities to be owned constructively by one individual or entity. As a result, the acquisition of less than 3.3% in value of the outstanding shares of all classes and series of our capital stock or in value or in number of shares (whichever is more restrictive) of the outstanding shares of our common stock (or the acquisition of an interest in an entity that owns, actually or constructively, shares of our stock by an individual or entity), could, nevertheless, cause that individual or entity, or another individual or entity, to own constructively in excess of the ownership limit.

Our board of directors may, in its sole discretion, subject to such conditions as it may determine and the receipt of certain representations, covenants and undertakings, prospectively or retroactively, waive the ownership limit or establish a different limit on ownership, or excepted holder limit, for a particular stockholder if the stockholder’s ownership in excess of the ownership limit would not result in our failing to qualify as a REIT. As a condition of its waiver or grant of excepted holder limit, our board of directors may, but is not required to, require an opinion of counsel or IRS ruling satisfactory to our board of directors in order to determine that granting the exception will not result in us losing our status as a REIT. Our charter contains or our board of directors has created excepted holder limits for David Gladstone and the Gladstone Future Trust, a trust for the benefit of Mr. Gladstone’s adult children. The excepted holder limits, which our charter contains or our board of directors approved, allow David Gladstone and Gladstone Future Trust to hold up to 33.3% and 17%, respectively in value of the aggregate of outstanding shares of our capital stock, or 33.3% and 17% in value or number of shares, whichever is more restrictive, of our outstanding shares of common stock and certain qualified institutional investors to collectively hold up to 9.8% by value of the aggregate of the outstanding shares of capital stock or up to 9.8% by value or number of shares, whichever is more restrictive, of our outstanding shares of common stock (excluding any outstanding shares of capital or common stock not treated as outstanding for federal income tax purposes). David Gladstone currently holds approximately 26.9% of the number of shares of capital stock outstanding and Gladstone Future Trust currently holds approximately 8.6% of the number of shares of capital stock outstanding (which shares will be attributed to Mr. Gladstone for purposes of the REIT stock ownership diversification requirements).

In connection with granting a waiver of the ownership limit, creating an excepted holder limit or at any other time, our board of directors may from time to time increase or decrease the ownership limit for all other individuals and entities unless, after giving effect to such increase, five or fewer individuals could beneficially or constructively own in the aggregate, more than 49.9% in value of the shares then outstanding. A reduced ownership limit will not apply to any person or entity whose percentage ownership of our common stock or stock of all classes and series, as applicable, is in excess of such decreased ownership limit until such time as such individual’s or entity’s percentage ownership of our common stock or stock of all classes and series, as applicable, equals or falls below the decreased ownership limit, but any further acquisition of shares of our common stock or stock of any other class or series, as applicable, in excess of such percentage ownership of our common stock or stock of all classes and series will be in violation of the ownership limit.

Our charter further prohibits:

•

any person from beneficially or constructively owning, applying certain attribution rules of the Code, shares of our stock that would result in our being “closely held” under Section 856(h) of the Code or our constructively owning 10% or more of ownership interests in a tenant (other than a taxable REIT subsidiary) of our real property or otherwise cause us to fail to qualify as a REIT; and

•

any person from transferring shares of our stock if such transfer would result in shares of our stock being beneficially owned by fewer than 100 persons (determined without reference to any rules of attribution).

Any person who acquires or attempts or intends to acquire beneficial or constructive ownership of shares of our stock that will or may violate the ownership limit or any of the other foregoing restrictions on ownership and transfer of our stock, or who would have owned shares of our stock transferred to a trust as described below, must immediately give us written notice of the event or, in the case of an attempted or proposed transaction, must give at least 15 days prior written notice to us and provide us with such other information as we may request in order to determine the effect of such transfer on our qualification as a REIT. The foregoing restrictions on ownership and transfer of our stock will not apply if our board of directors determines that it is no longer in our best interests to attempt to qualify, or to continue to qualify, as a REIT or that compliance with the restrictions and limitations on ownership and transfer of our stock as described above is no longer required in order for us to qualify as a REIT.

If any transfer of shares of our stock would result in shares of our stock being beneficially owned by fewer than 100 persons, such transfer will be null and void and the intended transferee will acquire no rights in such shares. In addition, if any purported transfer of shares of our stock or any other event would otherwise result in any person violating the ownership limit or an excepted holder limit established by our board of directors or in our being “closely held” under Section 856(h) of the Code or our constructively owning 10% or more of ownership interests in a tenant (other than a taxable REIT subsidiary) of our real property or our failure to qualify as a REIT, then that number of shares (rounded up to the nearest whole share) that would cause us to violate such restrictions will be automatically transferred to, and held by, a trust for the exclusive benefit of one or more charitable organizations selected by us and the intended transferee will acquire no rights in such shares. The automatic transfer will be effective as of the close of business on the business day prior to the date of the violative transfer or other event that results in a transfer to the trust. Any dividend or other distribution paid to the prohibited owner, prior to our discovery that the shares had been automatically transferred to a trust as described above, must be repaid to the trustee upon demand for distribution to the beneficiary by the trust. If the transfer to the trust as described above is not automatically effective, for any reason, to prevent violation of the applicable ownership limit or any of the other restriction contained in our charter, then our charter provides that the transfer of the shares will be null and void.

Shares of stock transferred to the trustee are deemed offered for sale to us, or our designee, at a price per share equal to the lesser of (1) the price paid by the prohibited owner for the shares (or, in the case of a devise or gift, the market price (as defined in our charter) at the time of such devise or gift) and (2) the market price on the date we accept, or our designee accepts, such offer. We may reduce the amount payable by the amount of any dividend or other distribution that we have paid to the prohibited owner before we discovered that the shares had been automatically transferred to the trust and that are then owed to the trustee as described above and we may pay the amount of any such reduction to the trustee for the benefit of the charitable beneficiary. We have the right to accept such offer of sale until the trustee has sold the shares of our stock held in the trust as discussed below. Upon a sale to us, the interest of the charitable beneficiary in the shares sold terminates, the trustee must distribute the net proceeds of the sale to the prohibited owner and any dividends or other distributions held by the trustee with respect to such shares of stock will be paid to the charitable beneficiary. If we do not buy the shares, the trustee must, within 20 days of receiving notice from us of the transfer of shares to the trust, sell the shares to a person or entity designated by the trustee who could own the shares without violating the ownership limit or the other restrictions on ownership and transfer of our stock.

After the sale of the shares, the interest of the charitable beneficiary in the shares transferred to the trust will terminate and the trustee must distribute to the prohibited owner an amount equal to the lesser of (1) the price paid by the prohibited owner for the shares (or, in the case of a devise or gift, the market price (as defined in our charter) at the time of such devise or gift) and (2) the sales proceeds (net of commissions and other expenses of sale) received by the trust for the shares. The trustee may reduce the amount payable to the prohibited owner by the amount of any dividend or other distribution that we paid to the prohibited owner before we discovered that the shares had been automatically transferred to the trust and that are then owed to the trustee as described above. Any net sales proceeds in excess of the amount payable to the prohibited owner will be immediately paid to the beneficiary of the trust, together with any dividends or other distributions thereon. In addition, if, prior to discovery by us that shares of stock have been transferred to a trust, such shares of stock are sold by a prohibited owner, then such shares will be deemed to have been sold on behalf of the trust and to the extent that the prohibited owner received an amount for or in respect of such shares that exceeds the amount that such prohibited owner was entitled to receive, such excess amount will be paid to the trustee upon demand. The prohibited owner has no rights in the shares held by the trustee.

The trustee will be designated by us and will be unaffiliated with us and with any prohibited owner. Prior to the sale of any shares by the trust, the trustee will receive, in trust for the beneficiary of the trust, all dividends and other distributions paid by us with respect to the shares held in trust and may also exercise all voting rights with respect to the shares held in trust. These rights will be exercised for the exclusive benefit of the beneficiary of the trust. Any dividend or other distribution paid prior to our discovery that shares of stock have been transferred to the trust will be paid by the recipient to the trustee upon demand.

Subject to the MGCL, effective as of the date that the shares have been transferred to the trust, the trustee will have the authority, at the trustee’s sole discretion:

•	to rescind as void any vote cast by a prohibited owner prior to our discovery that the shares have been transferred to the trust; and

•	to recast the vote in accordance with the desires of the trustee acting for the benefit of the beneficiary of the trust.

However, if we have already taken irreversible corporate action, then the trustee may not rescind and recast the vote.

In addition, if our board of directors determines in good faith that a proposed transfer or other event would violate the restrictions on ownership and transfer of our stock, our board of directors may take such action as it deems advisable to refuse to give effect to or to prevent such transfer, including, but not limited to, causing us to redeem the shares of stock, refusing to give effect to the transfer on our books or instituting proceedings to enjoin the transfer.

So long as the number of stockholders is 2,000 or more, every owner of 5% (or such lower percentage as required by the Code or the regulations promulgated thereunder) or more of our stock, within 30 days after the end of each taxable year, must give us written notice, stating the stockholder’s name and address, the number of shares of each class and series of our stock that the stockholder beneficially owns and a description of the manner in which the shares are held. Each such owner must provide to us in writing such additional information as we may request in order to determine the effect, if any, of the stockholder’s beneficial ownership on our qualification as a REIT and to ensure compliance with the ownership limit. In addition, each stockholder must provide to us in writing such information as we may request in good faith in order to determine our qualification as a REIT and to comply with the requirements of any taxing authority or governmental authority or to determine such compliance.

These restrictions on ownership and transfer could delay, defer or prevent a transaction or a change in control that might involve a premium price for the common stock or otherwise be in the best interest of the stockholders.

Information Rights

Any stockholder may, during normal business hours and for any lawful and proper purpose, inspect and copy our bylaws, minutes of the proceedings of our stockholders meetings, our annual statement of affairs and any voting trust agreement that is on file at our principal office. In addition, one or more stockholders who together are, and for at least six months have been, record or beneficial holders of 5% of any class of our stock are entitled to request to inspect a copy of our books of account, statement of affairs or our stockholder list upon written request. The stockholder list will include the name and address of, and the number of shares owned by, each stockholder and will be available at our principal office within 20 days of the stockholder’s request.

The rights of stockholders described above are in addition to, and do not adversely affect rights provided to investors under, Rule 14a-7 promulgated under the Exchange Act. Rule 14a-7 provides that, upon request of investors and the payment of the expenses of the distribution, we are required to distribute specific materials to stockholders in the context of the solicitation of proxies for voting on matters presented to stockholders, or, at our option, provide requesting stockholders with a copy of the list of stockholders so that the requesting stockholders may make the distribution themselves.

Distributions

Distributions will be paid to investors who are stockholders as of the record date selected by our board of directors. Currently, distributions are paid on a monthly basis. To qualify as a REIT, we are required to make distributions sufficient to satisfy the REIT requirements. Generally, income distributed as distributions will not be taxable to us under federal income tax laws unless we fail to comply with the REIT requirements.

Distributions will be authorized at the discretion of our board of directors based on our earnings, cash flow and general financial condition. The directors’ discretion will be governed, in substantial part, by their obligation to cause us to comply with the REIT requirements. Because we may receive income from interest or rents at various times during our fiscal year, distributions may not reflect our income earned in that particular distribution period but may be made in anticipation of cash flow which we expect to receive during a later month and may be made in advance of actual receipt in an attempt to make distributions relatively uniform. We may borrow to make distributions if the borrowing is necessary to maintain our REIT status, or if the borrowing is part of a liquidation strategy whereby the borrowing is done in anticipation of the sale of properties and the proceeds will be used to repay the loan.

CERTAIN PROVISIONS OF MARYLAND LAW AND OF OUR CHARTER AND BYLAWS

Classification of our Board of Directors

Our board of directors is currently comprised of eight members. Our board is divided into three classes of directors. Directors of each class are elected for a three-year term and until their respective successor is duly elected and qualifies, and each year one class of directors will be elected by the stockholders. Any director elected to fill a vacancy shall serve for the remainder of the full term of the class in which the vacancy occurred and until a successor is elected and qualifies. We believe that classification of our board of directors helps to assure the continuity and stability of our business strategies and policies as determined by our directors. Holders of shares of our common stock have no right to cumulative voting in the election of directors. Consequently, at each annual meeting of stockholders, the holders of a majority of the capital stock entitled to vote are able to elect all of the successors of the class of directors whose terms expire at that meeting.

Our classified board could have the effect of making the replacement of incumbent directors more time consuming and difficult. At least two annual meetings of stockholders, instead of one, will generally be required to effect a change in a majority of our board of directors. Thus, our classified board could increase the likelihood that incumbent directors will retain their positions. The staggered terms of directors may delay, defer or prevent a tender offer or an attempt to change control of us or another transaction that might involve a premium price for our common stock that might be in the best interest of our stockholders.

Removal of Directors

Any director may be removed only for cause by the stockholders upon the affirmative vote of at least two-thirds of all the votes entitled to be cast generally in the election of directors.

Restrictions on Ownership of Shares

To qualify and maintain status as a REIT, not more than 50% of our outstanding shares may be owned by any five or fewer individuals (including some tax-exempt entities) during the last half of each taxable year, and the outstanding shares must be owned by 100 or more persons independent of us and each other during at least 335 days of a 12-month taxable year or during a proportionate part of a shorter taxable year for which an election to be treated as a REIT is made. These requirements do not apply to us for our first taxable year for which we elect to be taxed as a REIT for federal income tax purposes. In order to assist our board of directors in becoming a REIT and preserving our status as a REIT, among other purposes, our charter contains ownership limits which prohibit any person or group of persons from acquiring, directly or indirectly, beneficial ownership of more than 3.3% in value of our outstanding shares of capital stock or more than 3.3% in value or in number of shares (whichever is more restrictive) of our outstanding shares of common stock, other than David Gladstone, who currently owns approximately 24.1% of our outstanding capital stock, and the Gladstone Future Trust, which currently owns approximately 8.6% of our outstanding capital stock, and certain qualified institutional investors who may own up to 9.8%. See “Description of Our Capital Stock — Common Stock — Restrictions on Ownership and Transfer” for more information.

The 3.3% ownership limit does not apply to any underwriter, placement agent or initial purchaser that participates in a public offering, a private placement or other private offering of our capital stock (or securities convertible or exchangeable for capital stock) in a public offering of our shares, only to the extent necessary to facilitate such offering.

Business Combinations

The MGCL prohibits “business combinations” between a corporation and an interested stockholder or an affiliate of an interested stockholder for five years after the most recent date on which the interested stockholder becomes an interested stockholder. These business combinations include a merger, consolidation, statutory share exchange, or, in circumstances specified in the statute, certain transfers of assets, certain stock issuances and transfers, liquidation plans and reclassifications involving interested stockholders and their affiliates. The MGCL defines an interested stockholder as:

•	any person who beneficially owns, directly or indirectly, 10% or more of the voting power of our outstanding voting stock; or

•

an affiliate or associate of the corporation who, at any time within the two-year period immediately prior to the date in question, was the beneficial owner, directly or indirectly, of 10% or more of the voting power of the then-outstanding stock of the corporation.

A person is not an interested stockholder if the board of directors approves in advance the transaction by which the person otherwise would have become an interested stockholder. However, in approving the transaction, the board of directors may provide that its approval is subject to compliance, at or after the time of approval, with any terms and conditions determined by the board of directors

After the five-year prohibition, any business combination between a corporation and an interested stockholder generally must be recommended by the board of directors and approved by the affirmative vote of at least:

•	80% of the votes entitled to be cast by holders of the then outstanding shares of voting stock; and

•

two-thirds of the votes entitled to be cast by holders of the voting stock other than shares held by the interested stockholder with whom or with whose affiliate the business combination is to be effected or shares held by an affiliate or associate of the interested stockholder.

These super-majority vote requirements do not apply if the common stockholders receive a minimum price, as defined under the MGCL, for their shares in the form of cash or other consideration in the same form as previously paid by the interested stockholder for its shares.

The statute permits various exemptions from its provisions, including business combinations that are approved by the board of directors before the time that the interested stockholder becomes an interested stockholder.

Control Share Acquisitions

The MGCL provides that a holder of “control shares” of a Maryland corporation acquired in a “control share acquisition” has no voting rights with respect to such shares except to the extent approved at a special meeting by the affirmative vote of two-thirds of the votes entitled to be cast on the matter, excluding shares of stock in a corporation in respect of which any of the following persons is entitled to exercise or direct the exercise of the voting power of shares of stock of the corporation in the election of directors: (i) a person who makes or proposes to make a control share acquisition, (ii) an officer of the corporation or (iii) an employee of the corporation who is also a director of the corporation. “Control shares” are voting shares of stock which, if aggregated with all other such shares of stock previously acquired by the acquiror or in respect of which the acquiror is able to exercise or direct the exercise of voting power (except solely by virtue of a revocable proxy), would entitle the acquiror to exercise voting power in electing directors within one of the following ranges of voting power: (i) one-tenth or more but less than one-third, (ii) one-third or more but less than a majority, or (iii) a majority or more of all voting power. Control shares do not include shares that the acquiring person is then entitled to vote as a result of having previously obtained stockholder approval. A “control share acquisition” means the acquisition of issued and outstanding control shares, subject to certain exceptions.

A person who has made or proposes to make a control share acquisition, upon satisfaction of certain conditions (including an undertaking to pay expenses and delivering an acquiring person statement), may compel our board of directors to call a special meeting of stockholders to be held within 50 days of demand to consider the voting rights of the shares. If no request for a meeting is made, the corporation may itself present the question at any stockholders meeting.

If voting rights are not approved at the meeting or if the acquiring person does not deliver an acquiring person statement as required by the statute, then, subject to certain conditions and limitations, the corporation may redeem any or all of the control shares (except those for which voting rights have previously been approved) for fair value determined, without regard to the absence of voting rights for the control shares, as of the date of the last control share acquisition by the acquiror or of any meeting of stockholders at which the voting rights of such shares are considered and not approved. If voting rights for control shares are approved at a stockholders meeting and the acquiror becomes entitled to vote a majority of the shares entitled to vote, all other stockholders may exercise appraisal rights. The fair value of the shares as determined for purposes of such appraisal rights may not be less than the highest price per share paid by the acquiror in the control share acquisition.

The control share acquisition statute does not apply (a) to shares acquired in a merger, consolidation or share exchange if the corporation is a party to the transaction or (b) to acquisitions approved or exempted by the charter or bylaws of the corporation.

Our bylaws contain a provision exempting from the control share acquisition statute any and all acquisitions of shares of our stock by David Gladstone and any of his affiliates. There is no assurance that such provision will not be amended or eliminated at any time in the future.

Subtitle 8

Subtitle 8 of Title 3 of the MGCL permits a Maryland corporation with a class of equity securities registered under the Exchange Act and at least three independent directors to elect to be subject, by provision in its charter or bylaws or a resolution of its board of directors and notwithstanding any contrary provision in the charter or bylaws, to any or all of five provisions:

•	a classified board of directors;

•	a two-thirds vote requirement for removing a director;

•	a requirement that the number of directors be fixed only by vote of the directors;

•	a requirement that a vacancy on the board be filled only by the remaining directors and for the remainder of the full term of the class of directors in which the vacancy occurred; and

•	a majority requirement for the calling by stockholders of a special meeting of stockholders.

Through provisions in our charter and bylaws unrelated to Subtitle 8, we already (a) have a classified board, (b) require a two-thirds vote for the removal of any director from the board, (c) vest in the board the exclusive power to fix the number of directorships and (d) require, unless called by our chairman, our chief executive officer, our president, a majority of our directors or a majority of our independent directors, the request of stockholders entitled to cast not less than a majority of all votes entitled to be cast to call a special meeting. We have elected that, except as may be provided by our board of directors in setting the terms of any class or series of stock, any and all vacancies on the board may be filled only by the affirmative vote of a majority of the remaining directors in office, even if the remaining directors do not constitute a quorum, and any director elected to fill a vacancy will serve for the remainder of the full term of the class in which such vacancy occurred and until his or her successor is duly elected and qualifies.

Amendment to our Charter and Bylaws

Except for amendments to the provisions of our charter relating to the removal of directors and the restrictions on ownership and transfer of our shares of stock and the vote required to amend these provisions (each of which must be advised by our board of directors and approved by the affirmative vote of stockholders entitled to cast not less than two-thirds of all the votes entitled to be cast on the matter), our charter generally may be amended only if approved and advised by our board of directors and approved by the affirmative vote of stockholders entitled to cast a majority of all of the votes entitled to be cast on the matter.

Our Board has the exclusive power to adopt, alter or repeal any provision of our bylaws and to make new bylaws.

Operations

We generally are prohibited from engaging in certain activities, including acquiring or holding property or engaging in any activity that would cause us to fail to qualify as a REIT.

Term and Termination

Our charter provides for us to have a perpetual existence. Pursuant to our charter, and subject to the provisions of any of our classes or series of stock then outstanding and the approval by a majority of the entire board of directors, our stockholders by the affirmative vote of a majority of all of the votes entitled to be cast on the matter, may approve a plan of liquidation and dissolution.

Advance Notice of Director Nominations and New Business

Our bylaws provide that, with respect to an annual meeting of stockholders, nominations of persons for election to our board of directors and the proposal of business to be considered by stockholders at the annual meeting may be made only:

•	pursuant to our notice of the meeting;

•	by or at the direction of our board of directors; or

•

by a stockholder who was a stockholder of record at the time of the provision of notice, who is entitled to vote at the meeting and who has complied with the advance notice procedures set forth in our bylaws.

With respect to special meetings of stockholders, only the business specified in our notice of meeting may be brought before the meeting of stockholders and nominations of persons for election to our board of directors at which directors are to be elected pursuant to our notice of the meeting may be made only:

•	by or at the direction of our board of directors; or

•

by a stockholder who was a stockholder of record at the time of the provision of notice, who is entitled to vote at the meeting and who has complied with the advance notice provisions set forth in our bylaws.

Power to Issue Additional Shares

We currently do not intend to issue any securities other than the shares described in this prospectus, although we may do so at any time, including upon the redemption of limited partnership interests that we may issue in connection with acquisitions of real property. We believe that the power to issue additional shares of stock and to classify or reclassify unissued shares of common stock or preferred stock into other classes or series of stock and thereafter to issue the classified or reclassified shares provides us with increased flexibility in structuring possible future financings and acquisitions and in meeting other needs which might arise. These actions can be taken without stockholder approval, unless stockholder approval is required by applicable law or the rules of any stock exchange or automated quotation system on which our securities may be listed or traded. Although we have no present intention of doing so, we could issue a class or series of shares that could delay, defer or prevent a transaction or a change in control that might involve a premium price for holders of common stock or otherwise be in their best interest.

Possible Anti-Takeover Effect of Certain Provisions of Maryland Law and of Our Charter and Bylaws

The business combination provisions and the control share acquisition provisions of the MGCL, the classification of our board of directors, the restrictions on the transfer and ownership of stock and the advance notice provisions of our bylaws could have the effect of delaying, deferring or preventing a transaction or a change in control that might involve a premium price for holders of common stock or otherwise be in their best interests.

Limitation of Liability and Indemnification of Directors and Officers

Maryland law permits a Maryland corporation to include in its charter a provision limiting the liability of its directors and officers to the corporation and its stockholders for money damages, except for liability resulting from (1) actual receipt of an improper benefit or profit in money, property or services or (2) active and deliberate dishonesty that is established by a final judgment and is material to the cause of action. Our charter contains a provision that eliminates such liability to the maximum extent permitted by Maryland law.

The MGCL requires a corporation (unless its charter provides otherwise, which our charter does not) to indemnify a director or officer who has been successful, on the merits or otherwise, in the defense of any proceeding to which he or she is made, or threatened to be made, a party by reason of his or her service in that capacity. The MGCL permits a corporation to indemnify its present and former directors and officers, among others, against judgments, penalties, fines, settlements and reasonable expenses actually incurred by them in connection with any proceeding to which they may be made, or threatened to be made, a party by reason of their service in those or other capacities unless it is established that:

•	the act or omission of the director or officer was material to the matter giving rise to the proceeding and (1) was committed in bad faith or (2) was the result of active and deliberate dishonesty;

•	the director or officer actually received an improper personal benefit in money, property or services; or

•	in the case of any criminal proceeding, the director or officer had reasonable cause to believe that the act or omission was unlawful.

However, under the MGCL, a Maryland corporation may not indemnify for an adverse judgment in a suit by or in the right of the corporation or for a judgment of liability on the basis that personal benefit was improperly received, unless in either case a court orders indemnification if it determines that the director or officer is fairly and reasonably entitled to indemnification, and then only for expenses. In addition, the MGCL permits a Maryland corporation to advance reasonable expenses to a director or officer upon its receipt of:

•	a written affirmation by the director or officer of his or her good faith belief that he or she has met the standard of conduct necessary for indemnification by the corporation; and

•

a written undertaking by the director or officer or on the director’s or officer’s behalf to repay the amount paid or reimbursed by the corporation if it is ultimately determined that the director or officer did not meet the standard of conduct.

Our charter authorizes us to obligate ourselves, to the maximum extent permitted by Maryland law in effect from time to time, to indemnify and, without requiring a preliminary determination of the ultimate entitlement to indemnification, pay or reimburse reasonable expenses in advance of final disposition of such a proceeding to:

•	any present or former director or officer of our company who is made, or threatened to be made, a party to the proceeding by reason of his or her service in that capacity; or

•

any individual who, while a director or officer of our company and at our request, serves or has served as a director, officer, partner, trustee, member or manager of another corporation, real estate investment trust, partnership, joint venture, trust, limited liability company employee benefit plan or other enterprise and who is made, or threatened to be made, a party to the proceeding by reason of his or her service in that capacity.

Our charter also permits us to indemnify and advance expenses to any person who served a predecessor of ours in any of the capacities described above and any employee or agent of our company or a predecessor of our company.

Our bylaws provide certain procedures and qualifications for directors, officers, employees and agents seeking indemnification.

We have entered into indemnification agreements with each of our directors and executive officers that provide for indemnification to the maximum extent permitted by Maryland law.

SHARES ELIGIBLE FOR FUTURE SALE

Our shares of common stock began trading on the NASDAQ under the symbol “LAND” on January 28, 2013. No prediction can be made as to the effect, if any, that this offering or any future issuance of common stock or the availability of common stock for future issuances will have on the market price of our common stock prevailing from time to time. Issuances of substantial amounts of common stock, or the perception that such issuances could occur, may affect adversely the prevailing market price of our common stock. See “Risk Factors — Risks Related To This Offering.”

Prior to this offering, we had 7,753,717 shares of our common stock outstanding. Upon completion of this offering, 8,853,717 shares of our common stock will be issued and outstanding. If the underwriters exercise their option to purchase additional shares in full, 9,018,717 shares of our common stock will be issued and outstanding immediately after the completion of this offering, and no additional shares of our common stock will be issued and outstanding upon the exercise of warrants to purchase our common stock in full. See “Risk Factors — Risks Associated with Ownership of Our Common Stock and Our Tax Status.”

OUR OPERATING PARTNERSHIP AND THE OPERATING PARTNERSHIP AGREEMENT

The following is a summary of the material provisions of the First Amended and Restated Agreement of Limited Partnership, or the operating partnership agreement. The following summary does not purport to be complete and is subject to and qualified in its entirety by reference to applicable provisions of the Delaware Revised Uniform Limited Partnership Act, as amended, and the operating partnership agreement. See “Where You Can Find More Information.” For the purposes of this section, references to the “general partner” refer to Gladstone Land Partners, LLC, a wholly owned subsidiary of Gladstone Land Corporation.

Management and Control of Our Operating Partnership

Our operating partnership is a Delaware limited partnership that was formed on December 31, 2003. Our wholly owned subsidiary, Gladstone Land Partners, LLC, is the sole general partner of our operating partnership. Pursuant to the operating partnership agreement, we have, through our control of the general partner, and subject to certain protective rights of the limited partners described below, full, exclusive and complete responsibility and discretion in the management and control of our operating partnership, including the ability to cause our operating partnership to enter into certain major transactions including a merger of our operating partnership or a sale of substantially all of the assets of our operating partnership. The limited partners of our operating partnership may not transact business for, or participate in the management activities or decisions of, our operating partnership, except as provided in the operating partnership agreement and as required by applicable law. The general partner may not be removed by the limited partners with or without cause.

The general partner, in its capacity as the general partner, is acting for the benefit of our operating partnership and the limited partners, including Gladstone Land Corporation in its capacity as a limited partner, and is under no obligation to give priority to the separate interests of any limited partner in deciding whether to cause our operating partnership to take or decline to take any actions.

Substantially all of our business activities, including all activities pertaining to the acquisition and operation of properties, are conducted through our operating partnership, and our operating partnership will be operated in a manner that will enable us to satisfy the requirements for qualification as a REIT.

Management Liability and Indemnification

To the maximum extent permitted under Delaware law, neither we, the general partner nor any of their directors or officers are liable to our operating partnership, the limited partners or assignees for losses sustained, liabilities incurred or benefits not derived as a result of errors in judgment or mistakes of fact or law or of any act or omission. Further, pursuant to the operating partnership agreement, the limited partners of our operating partnership have agreed to waive any fiduciary duties that we or the general partner may have with respect to our operating partnership or the limited partners of our operating partnership.

The operating partnership agreement provides for indemnification of us, our affiliates and each of our respective officers, directors, employees and any persons we may designate from time to time to the fullest extent permitted by applicable law against any and all losses, claims, damages, liabilities (whether joint or several), expenses (including, without limitation, attorneys’ fees and other legal fees and expenses), judgments, fines, settlements and other amounts arising from any and all claims, demands, actions, suits or proceedings, civil, criminal, administrative or investigative, that relate to the operations of our operating partnership, provided that our operating partnership will not indemnify such person, for (i) material acts or omissions that were committed in bad faith or were the result of active and deliberate dishonesty, (ii) any transaction for which such person received an improper personal benefit in violation or breach of any provision of the operating partnership agreement, or (iii) in the case of a criminal proceeding, the person had reasonable cause to believe the act or omission was unlawful, as set forth in the operating partnership agreement.

Operating Partnership Units

Pursuant to the operating partnership agreement, our operating partnership has designated the following classes of units of limited partnership interest, or operating partnership units: OP Units (which we refer to as common units) and LTIP Units.

Common Units

All of the outstanding common units are currently held, directly or indirectly, by Gladstone Land Corporation. On or after the date 12 months after the date of the original issuance of any common units, the holder of such common units (other than Gladstone Land Corporation) will have the right, subject to the terms and conditions set forth in the operating partnership agreement, to require our operating partnership to redeem all or a portion of such common units held by such limited partner in exchange for a cash amount equal to the number of tendered common units multiplied by the fair market value of a share of our common stock (determined in accordance with, and subject to adjustment under, the terms of the operating partnership agreement), unless the terms of such common units or a separate agreement entered into between our operating partnership and the holder of such common units provide that they are not entitled to a right of redemption or provide for a shorter or longer period before such limited partner may exercise such right of redemption or impose conditions on the exercise of such right of redemption. On or before the close of business on the fifth business day after the general partner receives a notice of redemption, we may elect, subject to the restrictions on the ownership of our common stock imposed under our charter and the transfer restrictions and other limitations thereof, to acquire some or all of the tendered common units from the tendering partner in exchange for shares of our common stock, based on an exchange ratio of one share of our common stock for each common unit (subject to anti-dilution adjustments provided in the operating partnership agreement).

LTIP Units

In the future, we may cause our operating partnership to issue LTIP Units to our executive officers or our directors. In general, LTIP Units are a class of partnership units in our operating partnership and will receive the same quarterly per unit profit distributions as the other outstanding units in our operating partnership. The rights, privileges, and obligations related to each series of LTIP Units will be established at the time the LTIP Units are issued. As profits interests, LTIP Units initially will not have full parity, on a per unit basis, with our operating partnership’s common units with respect to liquidating distributions. Upon the occurrence of specified events, LTIP Units can over time achieve full parity with common units and therefore accrete to an economic value for the holder equivalent to common units. If such parity is achieved, vested LTIP Units may be converted on a one-for-one basis into common units, which in turn are redeemable as described above under “— Common Units.” There are circumstances, however, under which LTIP Units will not achieve parity with common units, and until such parity is reached, the value that a participant could realize for a given number of LTIP Units will be less than the value of an equal number of shares of our common stock and may be zero.

Distributions

The operating partnership agreement generally provides that the general partner may cause our operating partnership to make quarterly (or more frequent) distributions of all, or such portion as the general partner may determine, available cash (which is defined to be cash available for distribution as determined by the general partner) (i) first, with respect to any operating partnership units that are entitled to any preference in distribution, in accordance with the rights of such class of operating partnership units (and, within such class, pro rata according to their respective percentage interests) and (ii) second, with respect to any operating partnership units that are not entitled to any preference in distribution, in accordance with the rights of such class of operating partnership units (and, within such class, pro rata in accordance with their respective percentage interests).

Allocations of Net Income and Net Loss

We currently hold, directly or indirectly, all of the ownership interest of our operating partnership; therefore, our operating partnership is disregarded for federal income tax purposes. If additional partners are admitted to our operating partnership, we intend for our operating partnership to be taxed as a partnership for federal income tax purposes. The following paragraph provides a general summary of certain tax considerations that will be applicable in the event that our operating partnership is taxed as a partnership for federal income tax purposes.

Our operating partnership agreement provides that net income and net loss of our operating partnership are determined and allocated with respect to each fiscal year of our operating partnership as of the end of the year. Except as otherwise provided in the operating partnership agreement, an allocation of a share of net income or net loss is treated as an allocation of the same share of each item of income, gain, loss or deduction that is taken into account in computing net income or net loss. Except as otherwise provided in the operating partnership agreement, net income and net loss are allocated to the holders of operating partnership units holding the same class of operating partnership units in accordance with their respective percentage interests in the class at the end of each fiscal year. The operating partnership agreement contains provisions for special allocations intended to comply with certain regulatory requirements, including the requirements of Treasury Regulations Sections 1.704-1(b) and 1.704-2. Except as otherwise required by the operating partnership agreement or the Code and the Treasury Regulations, each operating partnership item of income, gain, loss and deduction is allocated among the limited partners of our operating partnership for U.S. federal income tax purposes in the same manner as its correlative item of book income, gain, loss or deduction is allocated pursuant to the operating partnership agreement. In addition, under Section 704(c) of the Code, items of income, gain, loss and deduction with respect to appreciated or depreciated property which is contributed to a partnership, such as our operating partnership, in a tax-free transaction must be specially allocated for U.S. federal income tax purposes among the partners in such a manner so as to take into account such variation between the tax basis and the fair market value of the property at the time of contribution. Our operating partnership will allocate items of income, gain, loss and deduction for U.S. federal income tax purposes to the holders of operating partnership units taking into consideration the requirements of Section 704(c) of the Code. See “Material U.S. Federal Income Tax Considerations – Tax Aspects of Our Investments in Our Operating Partnership and Subsidiary Partnerships.”

Transferability of Operating Partnership Units

With certain limited exceptions, the limited partners may not transfer their interests in our operating partnership, in whole or in part, without the prior written consent of the general partner. Except with the general partner’s consent to the admission of the transferee as a limited partner, no transferee shall have any rights by virtue of the transfer other than the rights of an assignee, and will not be entitled to effect a redemption with respect to such operating partnership units or to vote in any matter presented to the limited partners for a vote. The general partner will have the right to consent or withhold its consent to the admission of a transferee of the interest of a limited partner.

Issuance of Our Stock and Additional Partnership Interests

Pursuant to the operating partnership agreement, upon the issuance of our stock other than in connection with a redemption of operating partnership units, we generally will be obligated to contribute or cause to be contributed the cash proceeds or other consideration received from the issuance to our operating partnership in exchange for, in the case of common stock, common units or, in the case of an issuance of preferred stock, preferred operating partnership units with designations, preferences and other rights, terms and provisions that are substantially the same as the designations, preferences and other rights, terms and provisions of the preferred stock. In addition, the general partner may cause our operating partnership to issue additional operating partnership units or other partnership interests and to admit additional limited partners to our operating partnership from time to time, on such terms and conditions and for such capital contributions as we may establish, without the approval or consent of any limited partner, including: (i) upon the conversion, redemption or exchange of any debt, units or other partnership interests or other securities issued by our operating partnership, (ii) for less than fair market value or (iii) in connection with any merger of any other entity into our operating partnership.

Tax Matters

Pursuant to the operating partnership agreement, the general partner is the tax matters partner of our operating partnership and has certain other rights relating to tax matters. Accordingly, the general partner, in its capacity as general partner and tax matters partner, has the authority to handle tax audits and to make tax elections under the Code, in each case, on behalf of our operating partnership.

Term

The term of our operating partnership commenced on December 31, 2003 and will continue perpetually, unless earlier terminated in the following circumstances:

•

a final and non-appealable judgment is entered by a court of competent jurisdiction ruling that the general partner is bankrupt or insolvent, or a final and non-appealable order for relief is entered by a court with appropriate jurisdiction against the general partner, in each case under any federal or state bankruptcy or insolvency laws as now or hereafter in effect, unless, prior to the entry of such order or judgment, a majority in interest of the remaining outside limited partners agree in writing to continue the business of our operating partnership and to the appointment, effective as of a date prior to the date of such order or judgment, of a successor general partner;

•	A determination by the general partner to dissolve our operating partnership;

•	entry of a decree of judicial dissolution of our operating partnership pursuant to the provisions of the Delaware Revised Uniform Limited Partnership Act;

•

the occurrence of any sale or other disposition of all or substantially all of the assets of our operating partnership or a related series of transactions that, taken together, result in the sale or other disposition of all or substantially all of the assets of our operating partnership; or

•

the incapacity or withdrawal of the general partner, unless a majority in interest of the remaining partners agree in writing to continue the business of our operating partnership and to the appointment, effective as of a date prior to the date of such incapacity, of a substitute general partner.

MATERIAL U.S. FEDERAL INCOME TAX CONSIDERATIONS

This section summarizes the current material federal income tax consequences generally resulting from our election to be taxed as a REIT and the current material federal income tax considerations relating to the ownership and disposition of our common stock. As used in this section, the terms “we” and “our” refer solely to Gladstone Land Corporation and not to our subsidiaries and affiliates.

This discussion is not exhaustive of all possible tax considerations and does not provide a detailed discussion of any state, local or foreign tax considerations. This discussion does not address all aspects of taxation that may be relevant to particular investors in light of their personal investment or tax circumstances, or to certain types of investors that are subject to special treatment under the federal income tax laws, such as insurance companies, tax-exempt organizations (except to the limited extent discussed below under “— Taxation of Tax-Exempt Stockholders”), financial institutions or broker-dealers, non-U.S. individuals and foreign corporations (except to the limited extent discussed below under “— Taxation of Non-U.S. Stockholders”) and other persons subject to special tax rules. Moreover, this summary assumes that our stockholders hold our common stock as a capital asset for federal income tax purposes, which generally means property held for investment. The statements in this section are based on the current federal income tax laws, including the Code, the regulations promulgated by the U.S. Treasury Department, or the Treasury Regulations, rulings and other administrative interpretations and practices of the IRS, and judicial decisions, all as currently in effect, and all of which are subject to differing interpretations or change, possibly with retroactive effect. This discussion is for general purposes only and is not tax advice. We cannot assure you that new laws, interpretations of law, or court decisions, any of which may take effect retroactively, will not cause any statement in this section to be inaccurate.

We urge you to consult your own tax advisor regarding the specific tax consequences to you of acquisition, ownership and disposition of our common stock and of our election to be taxed as a REIT. Specifically, you should consult your own tax advisor regarding the federal, state, local, foreign, and other tax consequences of such acquisition, ownership, disposition and election, and regarding potential changes in applicable tax laws.

Taxation of Our Company

We elected to be taxed as a REIT under the federal income tax laws beginning with our taxable year ended December 31, 2013. We believe that, beginning with such taxable year, we have been organized and have operated in such a manner as to qualify for taxation as a REIT under the Code, and we intend to continue to operate in such a manner. No assurances can be given that our beliefs or expectations will be fulfilled, however, since qualification as a REIT depends on our ability to satisfy numerous asset, income, stock ownership and distribution tests described below, the satisfaction of which depends, in part, on our operating results.

The sections of the Code relating to qualification, operation and taxation as a REIT are highly technical and complex. The following discussion sets forth only the material aspects of those sections. This summary is qualified in its entirety by the applicable Code provisions and the related Treasury Regulations and administrative and judicial interpretations thereof.

In connection with the filing of this registration statement, Bass, Berry & Sims PLC has rendered an opinion that we have been organized and operated in conformity with the requirements for qualification and taxation as a REIT pursuant to Sections 856 through 860 of the Code for our taxable years ended December 31, 2013, and December 31, 2014, and our organization and current and proposed method of operation will enable us to continue to qualify for taxation as a REIT for our taxable year ending December 31, 2015 and in the future. Investors should be aware that Bass, Berry & Sims PLC’s opinion is based on the federal income tax laws governing qualification as a REIT as of the date of such opinion, which is subject to change, possibly on a retroactive basis, is not binding on the IRS or any court, and speaks only as of the date issued. In addition, Bass, Berry & Sims PLC’s opinion is based on customary assumptions and is conditioned upon certain representations made by us as to factual matters, including representations regarding the nature of our assets and income, the diversity of our stock ownership and the future conduct of our business. Moreover, our qualification and taxation as a REIT depend on our ability to meet, on a continuing basis, through actual results, certain qualification tests set forth in the federal income tax laws. Those qualification tests involve the percentage of our gross income that we earn from specified sources, the percentage of our assets that falls within specified categories, the diversity of our stock ownership, and the percentage of our earnings that we distribute. Bass, Berry & Sims PLC will not review our compliance with those tests on a continuing basis. Accordingly, no assurance can be given that the actual results of our operations for any particular period will satisfy such requirements. Bass, Berry & Sims PLC’s opinion does not foreclose the possibility that we may have to use one or more of the REIT savings provisions described below, which may require us to pay a material excise or penalty tax in order to maintain our REIT qualification. For a discussion of the tax consequences of our failure to maintain our qualification as a REIT, see “— Failure to Qualify as a REIT” below.

If we qualify as a REIT, we generally will not be subject to federal income tax on the taxable income that we distribute to our stockholders because we will be entitled to a deduction for dividends that we pay. The benefit of that tax treatment is that it avoids the “double taxation,” or taxation at both the corporate and stockholder levels, that generally results from owning stock in a corporation. In general, income generated by a REIT is taxed only at the stockholder level if such income is distributed by the REIT to its stockholders. We will be subject to federal tax, however, in the following circumstances:

•

We are subject to the corporate federal income tax on any REIT taxable income, including net capital gain, that we do not distribute to our stockholders during, or within a specified time period after, the calendar year in which the income is earned.

•	We may be subject to the corporate “alternative minimum tax” on any items of tax preference, including any deductions of net operating losses.

•	We are subject to tax, at the highest corporate rate, on:

•

net income from the sale or other disposition of property acquired through foreclosure (“foreclosure property”), as described below under “— Gross Income Tests — Foreclosure Property,” that we hold primarily for sale to customers in the ordinary course of business, and

•	other nonqualifying income from foreclosure property.

•

We are subject to a 100% tax on net income from sales or other dispositions of property, other than foreclosure property, that we hold primarily for sale to customers in the ordinary course of business.

•

If we fail to satisfy one or both of the 75% gross income test or the 95% gross income test, as described below under “— Gross Income Tests,” but nonetheless maintain our qualification as a REIT because we meet certain other requirements, we will be subject to a 100% tax on:

•	the greater of the amount by which we fail the 75% gross income test or the 95% gross income test, in either case, multiplied by

•	a fraction intended to reflect our profitability.

•

If we fail to distribute during a calendar year at least the sum of: (1) 85% of our REIT ordinary income for the year, (2) 95% of our REIT capital gain net income for the year, and (3) any undistributed taxable income required to be distributed from earlier periods, then we will be subject to a 4% nondeductible excise tax on the excess of the required distribution over the amount we actually distributed.

•

If we fail any of the asset tests, other than a de minimis failure of the 5% asset test, the 10% vote test or the 10% value test, as described below under “— Asset Tests,” as long as (1) the failure was due to reasonable cause and not to willful neglect, (2) we file a description of each asset that caused such failure with the IRS, and (3) we dispose of the assets causing the failure or otherwise comply with the asset tests within six months after the last day of the quarter in which we identify such failure, we will pay a tax equal to the greater of $50,000 or the highest federal corporate income tax rate (currently 35%) multiplied by the net income from the nonqualifying assets during the period in which we failed to satisfy the asset tests.

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If we fail to satisfy one or more requirements for REIT qualification, other than the gross income tests and the asset tests, and such failure is due to reasonable cause and not to willful neglect, we will be required to pay a penalty of $50,000 for each such failure.

•	We will be subject to a 100% excise tax on transactions with a taxable REIT subsidiary that are not conducted on an arm’s-length basis.

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If we acquire any asset from a C corporation, or a corporation that generally is subject to full corporate-level tax, in a merger or other transaction in which we acquire a basis in the asset that is determined by reference either to the C corporation’s basis in the asset or to another asset, we will pay tax at the highest corporate rate applicable if we recognize gain on the sale or disposition of the asset during the 10-year period after we acquire the asset. The amount of gain on which we will pay tax generally is the lesser of:

•	the amount of gain that we recognize at the time of the sale or disposition, and

•	the amount of gain that we would have recognized if we had sold the asset at the time we acquired it.

•	The earnings of our taxable REIT subsidiaries are subject to federal corporate income tax.

In addition, we may be subject to a variety of taxes, including payroll taxes and state, local and foreign income, property and other taxes on our assets and operations. We also could be subject to tax in situations and on transactions not presently contemplated.

Requirements for Qualification as a REIT

A REIT is a corporation, trust or association that satisfies each of the following requirements:

(1) It is managed by one or more trustees or directors;

(2) Its beneficial ownership is evidenced by transferable shares of stock, or by transferable shares or certificates of beneficial interest;

(3) It would be taxable as a domestic corporation, but for Sections 856 through 860 of the Code, i.e. the REIT provisions;

(4) It is neither a financial institution nor an insurance company subject to special provisions of the federal income tax laws;

(5) At least 100 persons are beneficial owners of its stock or ownership shares or certificates (determined without reference to any rules of attribution);

(6) During the last half of any taxable year, not more than 50% in value of its outstanding stock or shares of beneficial interest are owned, directly or indirectly, by five or fewer individuals, which the federal income tax laws define to include certain entities;

(7) It elects to be a REIT, or has made such election for a previous taxable year, and satisfies all relevant filing and other administrative requirements established by the IRS that must be met to qualify to be taxed as a REIT for federal income tax purposes;

(8) It uses a calendar year for federal income tax purposes and complies with the recordkeeping requirements of the federal income tax laws; and

(9) It meets certain other requirements described below, regarding the sources of its gross income, the nature and diversification of its assets and the distribution of its income.

We must satisfy requirements 1 through 4, and 8 during our entire taxable year and must satisfy requirement 5 during at least 335 days of a taxable year of 12 months, or during a proportionate part of a taxable year of less than 12 months. If we comply with certain requirements for ascertaining the beneficial ownership of our outstanding stock in a taxable year and have no reason to know that we violated requirement 6, we will be deemed to have satisfied requirement 6 for that taxable year. For purposes of determining stock ownership under requirement 6, an “individual” generally includes a supplemental unemployment compensation benefits plan, a private foundation, or a portion of a trust permanently set aside or used exclusively for charitable purposes. An “individual,” however, generally does not include a trust that is a qualified employee pension or profit sharing trust under the federal income tax laws, and beneficiaries of such a trust will be treated as holding our stock in proportion to their actuarial interests in the trust for purposes of requirement 6.

Our charter provides for restrictions regarding the ownership and transfer of our stock that should allow us to satisfy these requirements. The provisions of the charter restricting the ownership and transfer of our stock are described in “Certain Provisions of Maryland Law And of Our Charter And Bylaws — Restrictions on

Ownership and Transfer.” The restrictions in our charter are intended, among other things, to assist us in satisfying requirements 5 and 6 described above. These restrictions, however, may not ensure that we will be able to satisfy such share ownership requirements in all cases. If we fail to satisfy these share ownership requirements, we may fail to qualify as a REIT. We believe we have issued sufficient stock with enough diversity of ownership to allow us to satisfy requirements 5 and 6 set forth above. For purposes of requirement 8, we have adopted December 31 as our year end for federal income tax purposes, and thereby satisfy this requirement.

Qualified REIT Subsidiaries. A “qualified REIT subsidiary” generally is a corporation, all of the stock of which is owned, directly or indirectly, by a REIT and that is not treated as a taxable REIT subsidiary. A corporation that is a “qualified REIT subsidiary” is treated as a division of the REIT that owns, directly or indirectly, all of its stock and not as a separate entity for federal income tax purposes. Thus, all assets, liabilities, and items of income, deduction, and credit of a “qualified REIT subsidiary” are treated as assets, liabilities, and items of income, deduction, and credit of the REIT that directly or indirectly owns the qualified REIT subsidiary. Consequently, in applying the REIT requirements described herein, the separate existence of any “qualified REIT subsidiary” that we own will be ignored, and all assets, liabilities, and items of income, deduction, and credit of such subsidiary will be treated as our assets, liabilities, and items of income, deduction, and credit.

Other Disregarded Entities and Partnerships. An unincorporated domestic entity, such as a partnership or limited liability company, that has a single owner, as determined under the federal income tax laws, generally is not treated as an entity separate from its owner for federal income tax purposes. We own various direct and indirect interests in entities that are classified as partnerships and limited liability companies for state law purposes. Nevertheless, these entities currently are not treated as entities separate from their owners for federal income tax purposes because each such entity is treated as having a single owner for federal income tax purposes. Consequently, the assets and items of gross income of such entities will be treated as assets and items of gross income of their owners for federal income tax purposes, including the application of the various REIT qualification requirements.

An unincorporated domestic entity with two or more owners, as determined under the federal income tax laws, generally is taxed as a partnership for federal income tax purposes. In the case of a REIT that is an owner in an entity that is taxed as a partnership for federal income tax purposes, the REIT is treated as owning its proportionate share of the assets of the entity and as earning its allocable share of the gross income of the entity for purposes of the applicable REIT qualification tests. Thus, our proportionate share of the assets and items of gross income of any partnership, joint venture, or limited liability company that is taxed as a partnership for federal income tax purposes would be treated as our assets and items of gross income for purposes of applying the various REIT qualification tests. For purposes of the 10% value test (described in “— Asset Tests”), our proportionate share would be based on our proportionate interest in the equity interests and certain debt securities issued by the entity. For all of the other asset and income tests, our proportionate share would be based on our proportionate interest in the capital of the entity.

Taxable REIT Subsidiaries. A REIT is permitted to own, directly or indirectly, up to 100% of the stock of one or more “taxable REIT subsidiaries.” The subsidiary and the REIT generally must jointly elect to treat the subsidiary as a taxable REIT subsidiary. A corporation of which a taxable REIT subsidiary directly or indirectly owns more than 35% of the voting power or value of the securities, however, is automatically treated as a taxable REIT subsidiary without an election. Unlike a “qualified REIT subsidiary,” the separate existence of a taxable REIT subsidiary is not ignored for federal income tax purposes. A taxable REIT subsidiary is a fully taxable corporation that may earn income that would not be qualifying income for purposes of the gross income tests, as described below, if earned directly by the parent REIT. Accordingly, a taxable REIT subsidiary generally is subject to corporate income tax on its earnings, which may reduce the cash flow generated by us and our subsidiaries in the aggregate, and may reduce our ability to make distributions to our stockholders.

We are not treated as holding the assets of a taxable REIT subsidiary or as receiving any income that a taxable REIT subsidiary earns. Rather, the stock issued by a taxable REIT subsidiary to us is an asset in our hands, and we will treat the distributions paid to us from such taxable REIT subsidiary, if any, as income. This treatment may affect our compliance with the gross income tests and asset tests. Because a REIT does not include the assets and income of taxable REIT subsidiaries in determining the REIT’s compliance with REIT requirements, such entities may be used by the REIT to undertake activities indirectly that the REIT requirements might otherwise preclude the REIT from doing directly or through a pass-through subsidiary (e.g., a partnership). If dividends are paid to us by one or more of our domestic taxable REIT subsidiaries that we may own, then a portion of such dividends that we distribute to our stockholders who are taxed at individual rates generally will be subject to federal income tax at the rates applicable to qualified dividend income rather than at the rates applicable to ordinary income. See “— Annual Distribution Requirements” and “— Taxation of Taxable U.S. Stockholders — Distributions.”

A taxable REIT subsidiary pays federal income tax at corporate rates on its taxable income. Restrictions imposed on REITs and their taxable REIT subsidiaries are intended to ensure that taxable REIT subsidiaries will be subject to appropriate levels of federal income taxation. These restrictions limit the deductibility of interest paid or accrued by a taxable REIT subsidiary to its parent REIT and impose a 100% excise tax on transactions between a taxable REIT subsidiary and its parent REIT or the REIT’s tenants that are not conducted on an arm’s-length basis. We may engage in certain activities, such as the provision of noncustomary tenant services or third-party management services, indirectly through a taxable REIT subsidiary to the extent that we determine that such activities could jeopardize our REIT status if we engaged in the activities directly. We also might dispose of an unwanted asset through a taxable REIT subsidiary as necessary or convenient to avoid the potential imposition of the 100% tax on income from prohibited transactions. See “— Gross Income Tests — Rents from Real Property” and “— Gross Income Tests — Prohibited Transactions.”

Gross Income Tests

We must satisfy two gross income tests annually to qualify as a REIT. First, at least 75% of our gross income for each taxable year must consist of defined types of income that we derive, directly or indirectly, from investments relating to real property or mortgages on real property or qualified temporary investment income. Qualifying income for purposes of that 75% gross income test generally includes:

•	rents from real property;

•	interest on debt secured by mortgages on real property or on interests in real property;

•	dividends or other distributions on, and gain from the sale of, stock or shares of beneficial interest in other REITs;

•	gain from the sale of real estate assets;

•	income and gain derived from foreclosure property; and

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income derived from the temporary investment of new capital that is attributable to the issuance of our stock or a public offering of our debt with a maturity date of at least five years and that we receive during the one-year period beginning on the date on which we receive such new capital.

Second, in general, at least 95% of our gross income for each taxable year must consist of income that is qualifying income for purposes of the 75% gross income test, other types of interest and dividends, gain from the sale or disposition of stock or securities, or any combination of these.

Cancellation of indebtedness income and gross income from a sale of property that we hold primarily for sale to customers in the ordinary course of business will be excluded from gross income for purposes of the 75% and 95% gross income tests. In addition, any gains from “hedging transactions,” as defined in “— Hedging Transactions,” that are clearly and timely identified as such will be excluded from gross income for purposes of the 75% and 95% gross income tests. Finally, certain foreign currency gains will be excluded from gross income for purposes of one or both of the gross income tests.

The following paragraphs discuss the specific application of the gross income tests to us.

Rents from Real Property. Rent that we receive for the use of our real property will qualify as “rents from real property,” which is qualifying income for purposes of the 75% and 95% gross income tests, only if the following conditions are met:

First, the rent must not be based in whole or in part on the income or profits of any person. Participating rent, however, will qualify as “rents from real property” if it is based on percentages of receipts or sales and the percentages:

•	are fixed at the time the leases are entered into;

•	are not renegotiated during the term of the leases in a manner that has the effect of basing percentage rent on income or profits; and

•	conform with normal business practice.

More generally, the rent will not qualify as “rents from real property” if, considering the relevant lease and all the surrounding circumstances, the arrangement does not conform with normal business practice, but is in reality used as a means of basing the rent on income or profits. We intend to set and accept rents which are fixed dollar amounts or a fixed percentage of gross revenue and not to any extent determined by reference to any person’s income or profits, in compliance with the rules above.

Second, we generally must not own, actually or constructively, 10% or more of the stock or the assets or net profits of any tenant, referred to as a “related-party tenant,” other than a taxable REIT subsidiary. The constructive ownership rules generally provide that, if 10% or more in value of our stock is owned, directly or indirectly, by or for any person, we are considered as owning the stock owned, directly or indirectly, by or for such person. Because the constructive ownership rules are broad and it is not possible to monitor direct and indirect transfers of our stock continually, no absolute assurance can be given that such transfers or other events of which we have no knowledge will not cause us to own constructively 10% or more of a tenant (or a subtenant, in which case only rent attributable to the subtenant is disqualified), other than a taxable REIT subsidiary.

Under an exception to the related-party tenant rule described in the preceding paragraph, rent that we receive from a taxable REIT subsidiary will qualify as “rents from real property” as long as (1) at least 90% of the leased space in the property is leased to persons other than taxable REIT subsidiaries and related-party tenants, and (2) the amount paid by the taxable REIT subsidiary to rent space at the property is substantially comparable to rents paid by other tenants of the property for comparable space. The “substantially comparable” requirement must be satisfied when the lease is entered into, when it is extended, and when the lease is modified, if the modification increases the rent paid by the taxable REIT subsidiary. If the requirement that at least 90% of the leased space in the related property is rented to unrelated tenants is met when a lease is entered into, extended, or modified, such requirement will continue to be met as long as there is no increase in the space leased to any taxable REIT subsidiary or related-party tenant. Any increased rent attributable to a modification of a lease with a taxable REIT subsidiary in which we own, directly or indirectly, more than 50% of the voting power or value of the stock (a “controlled taxable REIT subsidiary”) will not be treated as “rents from real property.”

Third, we must not furnish or render noncustomary services, other than a de minimis amount of noncustomary services, as described below, to the tenants of our properties other than through an independent contractor from whom we do not derive or receive any income or through a taxable REIT subsidiary. We generally may provide services directly to our tenants, however, to the extent that such services are “usually or customarily rendered” in connection with the rental of space for occupancy only and are not considered to be provided for the tenants’ convenience. In addition, we may provide a minimal amount of noncustomary services to the tenants of a property, other than through an independent contractor from whom we do not derive or receive any income or a taxable REIT subsidiary, as long as the income attributable to the services (valued at not less than 150% of the direct cost of performing such services) does not exceed 1% of our gross income from such property. If the rent from a lease does not qualify as “rents from real property” because we furnish noncustomary services to the tenants of the property having a value in excess of 1% of our gross income from the related property, other than through a qualifying independent contractor or through a taxable REIT subsidiary, none of the rent from the property will qualify as “rents from real property.” We do not intend to provide any noncustomary services to our tenants, unless such services are provided through independent contractors from whom we do not derive or receive any income or through taxable REIT subsidiaries.

If the rent from a lease does not qualify as “rents from real property” because (1) the rent is based on the net income or profits of the tenant, (2) the lessee is a related-party tenant or fails to qualify for the exception to the related-party tenant rule for qualifying taxable REIT subsidiaries, or (3) we furnish noncustomary services to the tenants of the property having a value in excess of 1% of our gross income from the related property, other than through a qualifying independent contractor or a taxable REIT subsidiary, we could lose our REIT status, unless we qualified for certain statutory relief provisions, because we might be unable to satisfy either the 75% or 95% gross income test.

Tenants may be required to pay, in addition to base rent, reimbursements for certain amounts we are obligated to pay to third parties (such as a lessee’s proportionate share of a property’s operational or capital expenses), penalties for nonpayment or late payment of rent or additions to rent. These and other similar payments should qualify as “rents from real property.” To the extent they do not, they should be treated as interest that qualifies for the 95% gross income test.

In addition, rent attributable to any personal property leased in connection with a lease of real property will not qualify as “rents from real property” if the rent attributable to such personal property exceeds 15% of the total rent received under the lease. The rent attributable to personal property under a lease is the amount that bears the same ratio to total rent under the lease for the taxable year as the average of the fair market values of the leased personal property at the beginning and at the end of the taxable year bears to the average of the aggregate fair market values of both the real and personal property covered by the lease at the beginning and at the end of such taxable year, or the personal property ratio. If a portion of the rent that we receive from a property does not qualify as “rents from real property” because the rent attributable to personal property exceeds 15% of the total rent for a taxable year, the portion of the rent that is attributable to personal property will not be qualifying income for purposes of either the 75% or 95% gross income test. Thus, if such rent attributable to personal property, plus any other income that is nonqualifying income for purposes of the 95% gross income test, during a taxable year exceeds 5% of our gross income during the year, we would not qualify as a REIT, unless we were able to utilize certain statutory relief provisions. We believe that any income attributable to personal property will not jeopardize our ability to qualify as a REIT. There can be no assurance, however, that the IRS would not challenge our calculation of a personal property ratio, or that a court would agree with our calculation. If such a challenge were successful, we could fail to satisfy the 75% or 95% gross income test and thus potentially lose our REIT status.

Interest. For purposes of the 75% and 95% gross income tests, the term “interest” generally does not include any amount received or accrued, directly or indirectly, if the determination of such amount depends in whole or in part on the income or profits of any person. However, an amount received or accrued generally will not be excluded from the term “interest” solely because it is based on a fixed percentage or percentages of receipts or sales. Furthermore, to the extent that interest from a loan that is based on the profit or net cash proceeds from the sale of the property securing the loan constitutes a “shared appreciation provision,” income attributable to such participation feature will be treated as gain from the sale of the secured property.

We may invest opportunistically from time to time in mortgage debt. Interest on debt secured by a mortgage on real property or on interests in real property, including, for this purpose, discount points, prepayment penalties, loan assumption fees, and late payment charges that are not compensation for services, generally is qualifying income for purposes of the 75% gross income test. In general, if a loan is secured by real property and other property and the highest principal amount of the loan outstanding during a taxable year exceeds the fair market value of the real property securing the loan, determined as of (i) the date we agreed to acquire or originate the loan or (ii) in the event of a “significant modification,” the date we modified the loan, then a portion of the interest income from such loan will not be qualifying income for purposes of the 75% gross income test, but will be qualifying income for purposes of the 95% gross income test. The portion of the interest income that will not be qualifying income for purposes of the 75% gross income test will be equal to the interest income attributable to the portion of the principal amount of the loan that is not secured by real property. The principal amount of the loan that is not secured by real property is the amount by which the loan exceeds the value of the real estate that is security for the loan.

Dividends. Dividends received by us from a taxable REIT subsidiary will qualify for purposes of the 95% gross income test but not for purposes of the 75% gross income test. Our share of any dividends received from any other REIT in which we own an equity interest will be qualifying income for purposes of the 75% and 95% gross income tests. Any dividends received by us from a qualified REIT subsidiary will be excluded from gross income for purposes of the 75% and 95% gross income tests.

Prohibited Transactions. A REIT will incur a 100% tax on the net income derived from any sale or other disposition of property, other than foreclosure property, that the REIT holds primarily for sale to customers in the ordinary course of a trade or business, and net income derived from such prohibited transactions is excluded from gross income solely for purposes of the 75% and 95% gross income tests. Whether a REIT holds an asset “primarily for sale to customers in the ordinary course of a trade or business” depends on the facts and circumstances that exist from time to time, including those related to a particular asset. A safe harbor to the characterization of the sale of property by a REIT as a prohibited transaction and the resulting imposition of the 100% prohibited transactions tax is available, however, if the following requirements are met:

•	the REIT has held the property for not less than two years;

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the aggregate expenditures made by the REIT, or any partner of the REIT, during the two-year period preceding the date of the sale that are includable in the basis of the property do not exceed 30% of the selling price of the property;

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either (1) during the year in question, the REIT did not make more than seven property sales other than sales of foreclosure property or sales to which Section 1033 of the Code applies, (2) the aggregate adjusted bases of all such properties sold by the REIT during the year did not exceed 10% of the aggregate bases of all of the assets of the REIT at the beginning of the year or (3) the aggregate fair market value of all such properties sold by the REIT during the year did not exceed 10% of the aggregate fair market value of all of the assets of the REIT at the beginning of the year;

•	in the case of property not acquired through foreclosure or lease termination, the REIT has held the property for at least two years for the production of rental income; and

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if the REIT has made more than seven property sales (excluding sales of foreclosure property) during the taxable year, substantially all of the marketing and development expenditures with respect to the property were made through an independent contractor from whom the REIT derives no income.

We will attempt to comply with the terms of the safe-harbor provisions in the federal income tax laws prescribing when an asset sale will not be characterized as a prohibited transaction. We cannot assure you, however, that we will be able to comply with the safe-harbor provisions or that we will avoid owning property that may be characterized as property held “primarily for sale to customers in the ordinary course of a trade or business.” We may hold and dispose of certain properties through a taxable REIT subsidiary if we conclude that the sale or other disposition of such property may not fall within the safe-harbor provisions. The 100% prohibited transactions tax will not apply to gains from the sale of property that is held through a taxable REIT subsidiary although such income will be taxed to the taxable REIT subsidiary at federal corporate income tax rates.

Foreclosure Property. We will be subject to tax at the maximum corporate rate on any income from foreclosure property, which includes certain foreign currency gains and related deductions, other than income that otherwise would be qualifying income for purposes of the 75% gross income test, less expenses directly connected with the production of that income. Gross income from foreclosure property, however, will qualify under the 75% and 95% gross income tests. “Foreclosure property” is any real property, including interests in real property, and any personal property incident to such real property:

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that is acquired by a REIT as the result of the REIT having bid on such property at foreclosure, or having otherwise reduced such property to ownership or possession by agreement or process of law, after there was a default or default was imminent on a lease of such property or on indebtedness that such property secured;

•	for which the related loan or leased property was acquired by the REIT at a time when the default was not imminent or anticipated; and

•	for which the REIT makes a proper election to treat the property as foreclosure property.

A REIT will not be considered to have foreclosed on a property, however, where the REIT takes control of the property as a mortgagee-in-possession and cannot receive any profit or sustain any loss except as a creditor of the mortgagor. Property generally ceases to be foreclosure property at the end of the third taxable year following the taxable year in which the REIT acquired the property (or longer if an extension is granted by the Secretary of the U.S. Treasury). This period (as extended, if applicable) terminates, and foreclosure property ceases to be foreclosure property on the first day:

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on which a lease is entered into for the property that, by its terms, will give rise to income that does not qualify for purposes of the 75% gross income test, or any amount is received or accrued, directly or indirectly, pursuant to a lease entered into on or after such day that will give rise to income that does not qualify for purposes of the 75% gross income test;

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on which any construction takes place on the property, other than completion of a building or any other improvement, where more than 10% of the construction was completed before default became imminent; or

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which is more than 90 days after the day on which the REIT acquired the property and the property is used in a trade or business which is conducted by the REIT, other than through an independent contractor from whom the REIT itself does not derive or receive any income.

Hedging Transactions. From time to time, we or our subsidiaries may enter into hedging transactions with respect to one or more of our or our subsidiaries’ assets or liabilities. Our or our subsidiaries’ hedging activities may include entering into interest rate swaps, caps, and floors, options to purchase such items, and futures and forward contracts. Income and gain from “hedging transactions” will be excluded from gross income for purposes of both the 75% and 95% gross income tests. A “hedging transaction” means either (1) any transaction entered into in the normal course of our or our subsidiaries’ trade or business primarily to manage the risk of interest rate, price changes, or currency fluctuations with respect to borrowings made or to be made, or ordinary obligations incurred or to be incurred, to acquire or carry real estate assets or (2) any transaction entered into primarily to manage the risk of currency fluctuations with respect to any item of income or gain that would be qualifying income under the 75% or 95% gross income test (or any property which generates such income or gain). We are required to clearly identify any such hedging transaction before the close of the day on which it was acquired, originated, or entered into and to satisfy other identification requirements. We intend to structure any hedging transactions in a manner that does not jeopardize our qualification as a REIT; however, no assurance can be given that our hedging activities will give rise to income that qualifies for purposes of either or both of the gross income tests.

Failure to Satisfy Gross Income Tests. We intend to monitor our sources of income, including any nonqualifying income received by us, and manage our assets so as to ensure our compliance with the gross income tests. If we fail to satisfy one or both of the gross income tests for any taxable year, we nevertheless may qualify as a REIT for that year if we are able to utilize certain relief provisions of the federal income tax laws. Those relief provisions are available if:

•	our failure to meet the applicable test is due to reasonable cause and not to willful neglect; and

•	following such failure for any taxable year, we file a schedule of the sources of our income with the IRS in accordance with the Treasury Regulations.

We cannot predict, however, whether any failure to meet these tests will enable us to utilize the relief provisions. In addition, as discussed above in “— Taxation of Our Company,” even if the relief provisions apply, we would incur a 100% tax on the gross income attributable to the greater of (1) the amount by which we fail the 75% gross income test, or (2) the amount by which we fail the 95% gross income test, multiplied, in either case, by a fraction intended to reflect our profitability.

Asset Tests

To maintain our qualification as a REIT, we also must satisfy the following asset tests at the end of each quarter of each taxable year.

First, at least 75% of the value of our total assets, or the “75% asset test,” must consist of:

•	cash or cash items, including certain receivables;

•	government securities;

•	interests in real property, including leaseholds and options to acquire real property and leaseholds;

•	interests in mortgage loans secured by real property;

•	stock or shares of beneficial interest in other REITs; and

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investments in stock or debt instruments during the one-year period following our receipt of new capital that we raise through equity offerings or public offerings of debt with at least a five-year term.

Second, of our assets that are not qualifying assets for purposes of the 75% asset test described above, the value of our interest in any one issuer’s securities may not exceed 5% of the value of our total assets, or the “5% asset test.”

Third, of our assets that are not qualifying assets for purposes of the 75% asset test described above, we may not own more than 10% of the voting power of any one issuer’s outstanding securities, or the “10% vote test,” or more than 10% of the value of any one issuer’s outstanding securities, or the “10% value test.”

Fourth, no more than 25% of the value of our total assets may consist of the securities of one or more taxable REIT subsidiaries.

Fifth, no more than 25% of the value of our total assets may consist of the securities of taxable REIT subsidiaries and other taxable subsidiaries and other assets that are not qualifying assets for purposes of the 75% asset test.

For purposes of the 5% asset test, the 10% vote test and the 10% value test, the term “securities” does not include stock in another REIT, equity or debt securities of a qualified REIT subsidiary or taxable REIT subsidiary, mortgage loans that constitute real estate assets, or equity interests in an entity taxed as a partnership for federal income tax purposes. The term “securities,” however, generally includes debt securities issued by an entity taxed as a partnership for federal income tax purposes or another REIT, except that for purposes of the 10% value test, the term “securities” does not include:

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“Straight debt” securities, which is defined as a written unconditional promise to pay on demand or on a specified date a sum certain in money if (1) the debt is not convertible, directly or indirectly, into equity, and (2) the interest rate and interest payment dates are not contingent on profits, the borrower’s discretion, or similar factors. “Straight debt” securities do not include any securities issued by an entity taxed as a partnership or a corporation in which we or any controlled taxable REIT subsidiary hold non-“straight debt” securities that have an aggregate value of more than 1% of the issuer’s outstanding securities. “Straight debt” securities include, however, debt subject to the following contingencies:

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a contingency relating to the time of payment of interest or principal, as long as either (1) there is no change to the effective yield of the debt obligation, other than a change to the annual yield that does not exceed the greater of 0.25% or 5% of the annual yield, or (2) neither the aggregate issue price nor the aggregate face amount of the issuer’s debt obligations held by us exceeds $1 million and no more than 12 months of unaccrued interest on the debt obligations can be required to be prepaid; and

•	a contingency relating to the time or amount of payment on a default or prepayment of a debt obligation, as long as the contingency is consistent with customary commercial practice.

•	Any loan to an individual or an estate.

•	Any “section 467 rental agreement,” other than an agreement with a related-party tenant.

•	Any obligation to pay “rents from real property.”

•	Certain securities issued by governmental entities.

•	Any security issued by a REIT.

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Any debt instrument issued by an entity taxed as a partnership for federal income tax purposes in which we are an owner to the extent of our proportionate interest in the debt and equity securities of the entity.

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Any debt instrument issued by an entity taxed as a partnership for federal income tax purposes not described in the preceding bullet points if at least 75% of the entity’s gross income, excluding income from prohibited transactions, is qualifying income for purposes of the 75% gross income test described above in “— Gross Income Tests.”

For purposes of the 10% value test, our proportionate share of the assets of an entity taxed as a partnership for federal income tax purposes is our proportionate interest in any securities issued by such entity, without regard to the securities described in the preceding two bullet points above.

We believe that the assets that we hold satisfy the foregoing asset test requirements. We will not obtain, however, nor are we required to obtain under the federal income tax laws, independent appraisals to support our conclusions as to the value of our assets and securities or the real estate collateral for any mortgage loans that we may originate or acquire. Moreover, the values of some assets may not be susceptible to a precise determination. As a result, there can be no assurance that the IRS will not contend that our ownership of securities and other assets violates one or more of the asset tests applicable to REITs.

As noted above, we may invest opportunistically in loans secured by interests in real property. If the outstanding principal balance of a loan during a taxable year exceeds the fair market value of the real property securing such loan as of the date we agreed to originate or acquire the loan, a portion of such loan likely will not constitute a qualifying real estate asset for purposes of the 75% asset test. Although the law on the matter is not entirely clear, it appears that the nonqualifying portion of such loan will be equal to the portion of the loan amount that exceeds the value of the associated real property that serves as security for that loan.

Failure to Satisfy Asset Tests. We will monitor the status of our assets for purposes of the various asset tests and will manage our portfolio in order to comply at all times with such tests. Nevertheless, if we fail to satisfy the asset tests at the end of a calendar quarter, we will not lose our REIT status if:

•	we satisfied the asset tests at the end of the preceding calendar quarter; and

•

the discrepancy between the value of our assets and the asset test requirements arose from changes in the market values of our assets and was not caused, in part or in whole, by the acquisition of one or more nonqualifying assets.

If we did not satisfy the condition described in the second bullet point immediately above for a calendar quarter other than the first calendar quarter of our initial REIT taxable year, we still could avoid REIT disqualification by eliminating any discrepancy within 30 days after the close of the calendar quarter in which the discrepancy arose.

In the event that we violate the 5% asset test, the 10% vote test or the 10% value test described above, we will not lose our REIT status if (1) the failure is de minimis (up to the lesser of 1% of our assets or $10 million) and (2) we dispose of assets causing the failure or otherwise comply with the asset tests within six months after the last day of the quarter in which we identify such failure. In the event of a failure of any of such asset tests other than a de minimis failure, as described in the preceding sentence, we will not lose our REIT status if (1) the failure was due to reasonable cause and not to willful neglect, (2) we file a description of each asset causing the failure with the IRS, (3) we dispose of assets causing the failure or otherwise comply with the asset tests within six months after the last day of the quarter in which we identify the failure, and (4) we pay a tax equal to the greater of $50,000 or the highest federal corporate income tax rate (currently 35%) multiplied by the net income from the nonqualifying assets during the period in which we failed to satisfy the asset tests.

Annual Distribution Requirements

Each taxable year, we must make distributions, other than capital gain dividend distributions and deemed distributions of retained capital gain, to our stockholders in an aggregate amount at least equal to:

•	the sum of:

•	90% of our “REIT taxable income,” computed without regard to the dividends paid deduction and excluding any net capital gain, and

•	90% of our after-tax net income, if any, from foreclosure property, minus

•	the sum of certain items of non-cash income.

Generally, we must pay such distributions in the taxable year to which they relate, or in the following taxable year if either (1) we declare the distribution before we timely file our federal income tax return for the year and pay the distribution on or before the first regular dividend payment date after such declaration or (2) we declare the distribution in October, November, or December of the taxable year, payable to stockholders of record on a specified day in any such month, and we actually pay the dividend before the end of January of the following year. In both instances, these distributions relate to our prior taxable year for purposes of the annual distribution requirement.

We will pay federal income tax on any taxable income, including net capital gain, that we do not distribute to our stockholders. Furthermore, if we fail to distribute during a calendar year, or by the end of January of the following calendar year in the case of distributions with declaration and record dates falling in the last three months of the calendar year, at least the sum of:

•	85% of our REIT ordinary income for the year,

•	95% of our REIT capital gain net income for the year, and

•	any undistributed taxable income from prior years,

we will incur a 4% nondeductible excise tax on the excess of such required distribution over the amounts we actually distributed.

We may elect to retain and pay federal income tax on the net long-term capital gain that we receive in a taxable year. If we so elect, we will be treated as having distributed any such retained amount for purposes of the 4% nondeductible excise tax described above. We intend to make timely distributions sufficient to satisfy the annual distribution requirement and to minimize corporate income tax and avoid the 4% nondeductible excise tax.

In addition, if we were to recognize “built-in gain” on the disposition of any assets acquired from an entity treated as a C corporation for federal income tax purposes in a transaction in which our basis in the assets was determined by reference to such entity’s tax basis (for instance, if the assets were acquired in a tax-free reorganization), we would be required to distribute at least 90% of the built-in-gain net of the tax we would pay on such gain. “Built-in gain” is the excess of (1) the fair market value of the asset (measured at the time of acquisition) over (2) the basis of the asset (measured at the time of acquisition).

It is possible that, from time to time, we may experience timing differences between the actual receipt of income and actual payment of deductible expenses and the inclusion of that income and deduction of such expenses in arriving at our REIT taxable income. Further, it is possible that, from time to time, we may be allocated a share of net capital gain from an entity taxed as a partnership for federal income tax purposes in which we own an interest that is attributable to the sale of depreciated property that exceeds our allocable share of cash attributable to that sale. As a result of the foregoing, we may have less cash than is necessary to make distributions to our stockholders that are sufficient to avoid corporate income tax and the 4% nondeductible excise tax imposed on certain undistributed income or even to meet the annual distribution requirement. In such a situation, we may need to borrow funds or issue additional stock or, if possible, pay dividends consisting, in whole or in part, of our stock or debt securities.

In order for distributions to be counted as satisfying the annual distribution requirement applicable to REITs and to provide us with a REIT-level tax deduction, the distributions must not be “preferential dividends.” A distribution is not a preferential dividend if the distribution is (1) pro rata among all outstanding shares within a particular class, and (2) in accordance with the preferences among different classes of stock as set forth in our organizational documents.

Under certain circumstances, we may be able to correct a failure to meet the distribution requirement for a year by paying “deficiency dividends” to our stockholders in a later year. We may include such deficiency dividends in our deduction for dividends paid for the earlier year. Although we may be able to avoid income tax on amounts distributed as deficiency dividends, we will be required to pay interest to the IRS based on the amount of any deduction we take for deficiency dividends.

Recordkeeping Requirements

We must maintain certain records in order to qualify as a REIT. To avoid paying monetary penalties, we must demand, on an annual basis, information from certain of our stockholders designed to disclose the actual ownership of our outstanding stock, and we must maintain a list of those persons failing or refusing to comply with such demand as part of our records. A stockholder that fails or refuses to comply with such demand is required by the Treasury Regulations to submit a statement with its tax return disclosing the actual ownership of our stock and other information. We intend to comply with these recordkeeping requirements.

Failure to Qualify as a REIT

If we fail to satisfy one or more requirements for REIT qualification, other than the gross income tests and the asset tests, we could avoid disqualification if our failure is due to reasonable cause and not to willful neglect and we pay a penalty of $50,000 for each such failure. In addition, as discussed above, there are relief provisions available under the Code for a failure of the gross income tests and asset tests, as described in “— Gross Income Tests” and “— Asset Tests.”

If we were to fail to qualify as a REIT in any taxable year, and no relief provision were available, we would be subject to (i) federal income tax on our taxable income at federal corporate income tax rates and (ii) any applicable federal alternative minimum tax. In calculating our taxable income for a year in which we failed to qualify as a REIT, we would not be able to deduct from our taxable income amounts distributed to our stockholders, and we would not be required under the Code to distribute any amounts to our stockholders for that year. In such event, to the extent of our current and accumulated earnings and profits, distributions to our stockholders generally would be taxable to our stockholders as ordinary income. Subject to certain limitations of the federal income tax laws, our corporate stockholders may be eligible for the dividends received deduction, and stockholders taxed at individual rates may be eligible for a maximum federal income tax rate of 20% on such dividends. Unless we qualified for relief under the statutory relief provisions described in the preceding paragraph, we also would be disqualified from taxation as a REIT for the four taxable years following the year during which we ceased to maintain our qualification as a REIT. We cannot predict whether in all circumstances we would qualify for such statutory relief.

Taxation of Taxable U.S. Stockholders

For purposes of our discussion, the term “U.S. stockholder” means a holder of our common stock that, for federal income tax purposes, is:

•	a citizen or resident of the United States;

•	a corporation (including an entity treated as a corporation for federal income tax purposes) created or organized under the laws of the United States, any of its states or the District of Columbia;

•	an estate whose income is subject to federal income taxation regardless of its source; or

•

any trust if (1) a U.S. court is able to exercise primary supervision over the administration of such trust and one or more U.S. persons have the authority to control all substantial decisions of the trust or (2) it has a valid election in place to be treated as a U.S. person.

If a partnership, entity or arrangement taxed as a partnership for federal income tax purposes (a “partnership”) holds our common stock, the federal income tax treatment of an owner of the partnership generally will depend on the status of the owner and the activities of the partnership. If you are an owner of a partnership that may acquire our common stock, you should consult your tax advisor regarding the tax consequences of the ownership and disposition of our common stock by the partnership.

Distributions. If we qualify as a REIT, distributions made out of our current and accumulated earnings and profits that we do not designate as capital gain dividends or retained long-term capital gains will be treated as dividends to taxable U.S. stockholders. In determining the extent to which a distribution with respect to our common stock constitutes a dividend for federal income tax purposes, our earnings and profits will be allocated first to distributions with respect to our preferred stock, if any, then to our senior common stock, if any, and then to our common stock. A corporate U.S. stockholder will not qualify for the dividends-received deduction, which generally is available to corporations, upon the receipt of dividends from us. Dividends paid to a U.S. stockholder generally will not qualify for the tax rates applicable to “qualified dividend income.” Qualified dividend income generally includes dividends paid by domestic C corporations and certain qualified foreign corporations to U.S. stockholders that are taxed at individual rates. Because we generally are not subject to federal income tax on the portion of our REIT taxable income that we distribute to our stockholders, our dividends generally will not constitute qualified dividend income. As a result, our REIT dividends generally will be taxed at the higher tax rates applicable to ordinary income. The highest marginal individual income tax rate on ordinary income currently is 39.6%. The federal income tax rates applicable to qualified dividend income generally will apply, however, to our ordinary REIT dividends, if any, that are (1) attributable to qualified dividends received by us from non-REIT corporations, such as any taxable REIT subsidiaries, or (2) attributable to income recognized by us and on which we have paid federal corporate income tax (e.g., to the extent that we distribute less than 100% of our taxable income). In general, to qualify for the reduced federal income tax rate on qualified dividend income under such circumstances, a U.S. stockholder must hold our common stock for more than 60 days during the 121-day period beginning on the date that is 60 days before the date on which our common stock becomes ex-dividend. In addition, a taxable U.S. stockholder that is an individual, an estate or an enumerated trust that has taxable income in excess of certain thresholds (currently $250,000 for married couples filing jointly, $125,000 for married couples filing separately, $200,000 for single filers and heads of household and $12,150 for estates and trusts) is subject to a 3.8% Medicare tax on dividends received from us.

Any distribution we declare in October, November, or December of any year that is payable to a U.S. stockholder of record on a specified date in any of those months and is attributable to our current and accumulated earnings and profits for such year of declaration will be treated as paid by us and received by the U.S. stockholder on December 31 of that year, provided that we actually pay the distribution during January of the following calendar year.

Distributions to a U.S. stockholder which we designate as capital gain dividends generally will be treated as long-term capital gain, without regard to the period for which the U.S. stockholder has held our stock. See “— Capital Gains and Losses” below. A corporate U.S. stockholder may be required to treat up to 20% of certain capital gain dividends as ordinary income.

We may elect to retain and pay federal corporate income tax on the net long-term capital gain that we receive in a taxable year. In that case, to the extent that we designate such amount in a timely notice to our stockholders, a U.S. stockholder would be taxed on its proportionate share of our undistributed long-term capital gain. The U.S. stockholder would receive a credit or refund for its proportionate share of the federal corporate income tax we paid, however, the U.S. stockholder would increase its basis in our common stock by the amount of its proportionate share of our undistributed long-term capital gain, minus its share of the federal corporate income tax we paid.

A U.S. stockholder will not incur federal income tax on a distribution in excess of our current and accumulated earnings and profits if the distribution does not exceed the U.S. stockholder’s adjusted basis in our common stock. Instead, the distribution will reduce the U.S. stockholder’s adjusted basis in our common stock, and any amount in excess of both its share of our current and accumulated earnings and profits and its adjusted basis will be treated as capital gain, long-term if the stock has been held for more than one year, provided the stock is a capital asset in the hands of the U.S. stockholder.

U.S. stockholders may not include in their individual federal income tax returns any of our net operating losses or capital losses. Instead, these losses are generally carried over by us for potential offset against our future income. Taxable distributions from us and gain from the disposition of our common stock will not be treated as passive activity income, and, therefore, U.S. stockholders generally will not be able to apply any “passive activity losses,” such as, for example, losses from certain types of entities in which the U.S. stockholder is treated as a limited partner for federal income tax purposes, against such income. In addition, taxable distributions from us and gain from the disposition of our common stock generally will be treated as investment income for purposes of the investment interest limitations. We will notify U.S. stockholders after the close of our taxable year as to the portions of the distributions attributable to that taxable year that constitute ordinary income, return of capital and capital gain.

Dispositions. A U.S. stockholder who is not a dealer in securities generally must treat any gain or loss realized on a taxable disposition of our common stock as long-term capital gain or loss if the U.S. stockholder has held such stock for more than one year, and otherwise as short-term capital gain or loss. In general, a U.S. stockholder will realize gain or loss in an amount equal to the difference between (1) the sum of the fair market value of any property and the amount of cash received in such disposition and (2) the U.S. stockholder’s adjusted tax basis in such stock. A U.S. stockholder’s adjusted tax basis in our common stock generally will equal the U.S. stockholder’s acquisition cost, increased by the excess of undistributed net capital gains deemed distributed by us to the U.S. stockholder over the federal corporate income tax deemed paid by the U.S. stockholder on such gains and reduced by any returns of capital. However, a U.S. stockholder must treat any loss on a sale or exchange of our common stock held by such stockholder for six months or less as a long-term capital loss to the extent of capital gain dividends and any other actual or deemed distributions from us that such U.S. stockholder treats as long-term capital gain. All or a portion of any loss that a U.S. stockholder realizes on a taxable disposition of shares of our common stock may be disallowed if the U.S. stockholder purchases other shares of our common stock within 30 days before or after the disposition. In addition, a taxable U.S. stockholder that is an individual, an estate or an enumerated trust and that has taxable income in excess of certain thresholds (currently $250,000 for married couples filing jointly, $125,000 for married couples filing separately, $200,000 for single filers and heads of household and $12,150 for estates and trusts) generally is subject to a 3.8% Medicare tax on gain from the sale of our common stock.

Capital Gains and Losses. The federal income tax-rate differential between long-term capital gain and ordinary income for non-corporate taxpayers may be significant. A taxpayer generally must hold a capital asset for more than one year for gain or loss derived from its sale or exchange to be treated as long-term capital gain or loss. The maximum federal income tax rate on ordinary gain applicable to U.S. stockholders that are taxed at individual rates currently is 39.6%, and the maximum federal income tax rate on long-term capital gain applicable to U.S. stockholders that are taxed at individual rates currently is 20%. The maximum tax rate on long-term capital gain from the sale or exchange of “section 1250 property” (i.e., generally, depreciable real property) is 25% to the extent the gain would have been treated as ordinary income if the property were “section 1245 property” (i.e., generally, depreciable personal property). We generally will designate whether a distribution that we designate as capital gain dividends (and any retained capital gain that we are deemed to distribute) is attributable to the sale or exchange of “section 1250 property.” The characterization of income as capital gain or ordinary income may affect the deductibility of capital losses. A non-corporate taxpayer may deduct capital losses not offset by capital gains against its ordinary income only up to a maximum annual amount of $3,000. A non-corporate taxpayer may carry forward unused capital losses indefinitely. A corporate taxpayer must pay tax on its net capital gain at federal corporate income tax rates, whether or not such gains are classified as long-term capital gains. A corporate taxpayer may deduct capital losses only to the extent of capital gains, with unused losses carried back three years and forward five years.

Taxation of Tax-Exempt Stockholders

Tax-exempt entities, including qualified employee pension and profit sharing trusts (“qualified trust”) and individual retirement accounts and annuities, generally are exempt from federal income taxation. However, they are subject to taxation on their “unrelated business taxable income,” or UBTI. Amounts that we distribute to tax-exempt stockholders generally should not constitute UBTI. If a tax-exempt stockholder were to finance its acquisition of our common stock with debt, however, a portion of the distribution that it received from us would constitute UBTI pursuant to the “debt-financed property” rules. Furthermore, social clubs, voluntary employee benefit associations, supplemental unemployment benefit trusts, and qualified group legal services plans that are exempt from taxation under special provisions of the federal income tax laws are subject to different UBTI rules, which generally will require them to characterize distributions that they receive from us as UBTI.

Finally, in certain circumstances, a qualified trust that owns more than 10% of the value of our stock must treat a percentage of the dividends that it receives from us as UBTI. Such percentage is equal to the gross income that we derive from unrelated trades or businesses, determined as if we were a qualified trust, divided by our total gross income for the year in which we pay the dividends. Such rule applies to a qualified trust holding more than 10% of the value of our stock only if:

•	we are classified as a “pension-held REIT”; and

•

the amount of gross income that we derive from unrelated trades or businesses for the year in which we pay the dividends, determined as if we were a qualified trust, is at least 5% of our total gross income for such year.

We will be classified as a “pension-held REIT” if:

•

we qualify as a REIT by reason of the modification of the rule requiring that no more than 50% of our stock be owned by five or fewer individuals that allows the beneficiaries of the qualified trust to be treated as holding our stock in proportion to their actuarial interests in the qualified trust; and

•	either:

•	one qualified trust owns more than 25% of the value of our stock; or

•	a group of qualified trusts, of which each qualified trust holds more than 10% of the value of our stock, collectively owns more than 50% of the value of our stock.

As a result of limitations included in our charter on the transfer and ownership of our stock, we do not expect to be classified as a “pension-held REIT,” and, therefore, the tax treatment described in this paragraph should be inapplicable to our stockholders. However, because shares of our common stock are publicly traded, we cannot guarantee that this will always be the case.

Taxation of Non-U.S. Stockholders

For purposes of our discussion, the term “non-U.S. stockholder” means a holder of our common stock that is not a U.S. stockholder, an entity or arrangement taxed as a partnership for U.S. federal income tax purposes or a tax-exempt stockholder. Special rules may apply to non-U.S. stockholders that are subject to special treatment under the Code, including controlled foreign corporations, passive foreign investment companies, U.S. expatriates and foreign persons eligible for benefits under an applicable income tax treaty with the United States.

We urge non-U.S. stockholders to consult their own tax advisors to determine the impact of federal, state, local and foreign income tax laws on the acquisition, ownership and disposition of our common stock, including any reporting requirements.

Distributions. A non-U.S. stockholder that receives a distribution that is not attributable to gain from our sale or exchange of a “United States real property interest,” or a USRPI (discussed below), and that we do not designate as a capital gain dividend or retained long-term capital gain will recognize ordinary income to the extent that we pay such distribution out of our current and accumulated earnings and profits. A withholding tax equal to 30% of the gross amount of the distribution ordinarily will apply unless an applicable tax treaty reduces or eliminates the tax. A non-U.S. stockholder generally will be subject to federal income tax at graduated rates, however, on any distribution treated as effectively connected with the non-U.S. stockholder’s conduct of a U.S. trade or business, in the same manner as U.S. stockholders are taxed on distributions. A corporate non-U.S. stockholder may, in addition, be subject to the 30% branch profits tax with respect to any such distribution. We plan to withhold federal income tax at the rate of 30% on the gross amount of any distribution paid to a non-U.S. stockholder unless either:

•	a lower treaty rate applies and the non-U.S. stockholder submits an IRS Form W-8BEN to us evidencing eligibility for that reduced rate;

•	the non-U.S. stockholder submits an IRS Form W-8ECI to us claiming that the distribution is effectively connected income; or

•	the distribution is treated as attributable to a sale of a USRPI under FIRPTA (discussed below).

A non-U.S. stockholder will not incur tax on a distribution in excess of our current and accumulated earnings and profits if the excess portion of such distribution does not exceed such non-U.S. stockholder’s adjusted basis in our common stock. Instead, the excess portion of such distribution will reduce the non-U.S. stockholder’s adjusted basis in our common stock. A non-U.S. stockholder will be subject to tax on a distribution that exceeds both our current and accumulated earnings and profits and the non-U.S. stockholder’s adjusted basis in our common stock, if the non-U.S. stockholder otherwise would be subject to tax on gain from the sale or disposition of our common stock, as described below. See “— Dispositions” below. Under FIRPTA (discussed below), we may be required to withhold 10% of any distribution that exceeds our current and accumulated earnings and profits. Although we intend to withhold at a rate of 30% on the entire amount of any distribution (other than a distribution attributable to a sale of a USRPI), to the extent that we do not do so, we may withhold at a rate of 10% on any portion of a distribution not subject to withholding at a rate of 30%. Because we generally cannot determine at the time we make a distribution whether the distribution will exceed our current and accumulated earnings and profits, we may withhold tax on the entire amount of any distribution. However, a non-U.S. stockholder may obtain a refund of amounts that we withhold if we later determine that a distribution in fact exceeded our current and accumulated earnings and profits.

For any year in which we qualify as a REIT, the Foreign Investment in Real Property Tax Act of 1980, or FIRPTA, may apply to our sale or exchange of a USRPI. A USRPI includes certain interests in real property and stock in corporations at least 50% of whose assets consist of interests in real property. Under FIRPTA, a non-U.S. stockholder is taxed on distributions attributable to gain from sales of USRPIs as if such gain were effectively connected with the conduct of a U.S. trade or business of the non-U.S. stockholder. A non-U.S. stockholder thus would be taxed on such a distribution at the normal capital gains rates applicable to U.S. stockholders, subject to applicable alternative minimum tax and a special alternative minimum tax in the case of a nonresident alien individual. A non-U.S. corporate stockholder not entitled to treaty relief or exemption also may be subject to the 30% branch profits tax on such a distribution.

If shares of our common stock are regularly traded on an established securities market in the United States, capital gain distributions to a non-U.S. stockholder in respect of our common stock that are attributable to our sale of real property will be treated as ordinary dividends rather than as gain from the sale of a USRPI, as long as such non-U.S. stockholder did not own more than 5% of our outstanding common stock at any time during the one-year period preceding the distribution. As a result, non-U.S. stockholders owning 5% or less of our common stock generally will not be subject to FIRPTA withholding or reporting with respect to such distributions, and will not be required to pay branch profits tax. Instead, these distributions will be subject to U.S. federal income tax and withholding as ordinary dividends, currently at a 30% tax rate, unless reduced by applicable treaty. If shares of our common stock cease to be regularly traded on an established securities market in the United States or if a non-U.S. stockholder owned more than 5% of our outstanding common stock any time during the one-year period preceding the distribution, capital gain distributions to such non-U.S. stockholder in respect of such common stock that are attributable to our sales of USRPIs would be subject to tax under FIRPTA, as described in the preceding paragraph.

If a distribution is subject to FIRPTA, we must withhold 35% of such distribution that we could designate as a capital gain dividend. A non-U.S. stockholder may receive a credit against its tax liability for the amount that we withhold. Moreover, if a non-U.S. stockholder disposes of our common stock during the 30-day period preceding a dividend payment, and such non-U.S. stockholder (or a person related to such non-U.S. stockholder) acquires or enters into a contract or option to acquire our common stock within 61 days of the first day of the 30-day period described above, and any portion of such dividend payment would, but for the disposition, be treated as a USRPI capital gain to such non-U.S. stockholder, then such non-U.S. stockholder will be treated as having USRPI capital gain in an amount that, but for the disposition, would have been treated as USRPI capital gain.

Dispositions. Non-U.S. stockholders may incur tax under FIRPTA with respect to gain realized on a disposition of our common stock since our common stock will constitute a USRPI unless one of the applicable exceptions, as described below, applies. Any gain subject to tax under FIRPTA will be treated in the same manner as it would be in the hands of U.S. stockholders subject to alternative minimum tax, but under a special alternative minimum tax in the case of nonresident alien individuals.

Non-U.S. stockholders generally will not incur tax under FIRPTA with respect to gain on a sale of our common stock, however, as long as, at all times during a specified testing period, we are domestically controlled, i.e., non-U.S. persons hold, directly or indirectly, less than 50% in value of our outstanding stock. We cannot assure you that we will be domestically controlled. In addition, even if we are not domestically controlled, a non-U.S. stockholder that owned, actually or constructively, 5% or less of our outstanding common stock at all times during a specified testing period will not incur tax under FIRPTA on gain from a sale of our common stock if our common stock is regularly traded on an established securities market. Because shares of our common stock currently are regularly traded on an established securities market, we expect that a non-U.S. stockholder that has not owned more than 5% of our common stock at any time during the five-year period prior to such sale will not incur tax under FIRPTA on gain from a sale of our common stock.

A non-U.S. stockholder generally will incur tax on gain from a disposition of our common stock not subject to FIRPTA if:

•

the gain is effectively connected with the conduct of the non-U.S. stockholder’s U.S. trade or business, in which case the non-U.S. stockholder will be subject to the same treatment as U.S. stockholders with respect to such gain, except that a non-U.S. stockholder that is a corporation also may be subject to the 30% branch profits tax; or

•

the non-U.S. stockholder is a nonresident alien individual who was present in the U.S. for 183 days or more during the taxable year and certain other conditions are satisfied, in which case the non-U.S. stockholder will incur a 30% tax on its capital gains.

Information Reporting Requirements, Backup Withholding and Certain Other Required Withholding

We will report to our stockholders and to the IRS the amount of distributions that we pay during each calendar year, and the amount of tax that we withhold, if any. Under the backup withholding rules, a stockholder may be subject to backup withholding (at a rate of 28%) with respect to distributions unless the stockholder:

•	is a corporation or qualifies for certain other exempt categories and, when required, demonstrates this fact; or

•	provides a taxpayer identification number, certifies as to no loss of exemption from backup withholding, and otherwise complies with the applicable requirements of the backup withholding rules.

A stockholder who does not provide us with its correct taxpayer identification number also may be subject to penalties imposed by the IRS. Any amount paid as backup withholding will be creditable against the stockholder’s federal income tax liability. In addition, we may be required to withhold a portion of capital gain distributions to any stockholders who fail to certify their non-foreign status to us.

Backup withholding generally will not apply to payments of dividends made by us or our paying agents, in their capacities as such, to a non-U.S. stockholder provided that such non-U.S. stockholder furnishes to us or our paying agent the required certification as to its non-U.S. status, such as providing a valid IRS Form W-8BEN or W-8ECI, or certain other requirements are met. Notwithstanding the foregoing, backup withholding may apply if either we or our paying agent has actual knowledge, or reason to know, that the holder is a “U.S. person” that is not an exempt recipient. Payments of the proceeds from a disposition or a redemption of our common stock that occurs outside the U.S. by a non-U.S. stockholder made by or through a foreign office of a broker generally will not be subject to information reporting or backup withholding. However, information reporting (but not backup withholding) generally will apply to such a payment if the broker has certain connections with the U.S. unless the broker has documentary evidence in its records that demonstrates that the beneficial owner is a non-U.S. stockholder and specified conditions are met or an exemption is otherwise established. Payment of the proceeds from a disposition of our stock by a non-U.S. stockholder made by or through the U.S. office of a broker generally is subject to information reporting and backup withholding unless the non-U.S. stockholder certifies under penalties of perjury that it is not a U.S. person and satisfies certain other requirements, or otherwise establishes an exemption from information reporting and backup withholding.

Backup withholding is not an additional tax. Any amounts withheld under the backup withholding rules may be refunded or credited against the stockholder’s federal income tax liability if certain required information is furnished to the IRS. Stockholders should consult their own tax advisors regarding application of backup withholding to them and the availability of, and procedure for obtaining an exemption from, backup withholding.

The Foreign Account Tax Compliance Act (“FATCA”) imposes a federal withholding tax on certain types of payments made to “foreign financial institutions” and certain other non-U.S. entities unless certain due diligence, reporting, withholding, and certification obligation requirements are satisfied. FATCA generally imposes a federal withholding tax at a rate of 30% on dividends on, and gross proceeds from the sale or other disposition of, our stock if paid to a foreign entity unless either (i) the foreign entity is a “foreign financial institution” that undertakes certain due diligence, reporting, withholding, and certification obligations, or in the case of a foreign financial institution that is a resident in a jurisdiction that has entered into an intergovernmental agreement to implement FATCA, the entity complies with the diligence and reporting requirements of such agreement, (ii) the foreign entity is not a “foreign financial institution” and identifies certain of its U.S. investors, or (iii) the foreign entity otherwise is excepted under FATCA. Under delayed effective dates provided for in the Treasury Regulations and other IRS guidance, such required withholding will not begin until January 1, 2017 with respect to gross proceeds from a sale or other disposition of our common stock.

If withholding is required under FATCA on a payment related to our common stock, holders of our common stock that otherwise would not be subject to withholding (or that otherwise would be entitled to a reduced rate of withholding) generally will be required to seek a refund or credit from the IRS to obtain the benefit of such exemption or reduction (provided that such benefit is available). You should consult your own tax advisor regarding the effect of FATCA on an investment in our common stock.

Tax Aspects of Our Investments in Our Operating Partnership and Subsidiary Partnerships.

We currently hold, directly and indirectly, all of the ownership interests in our Operating Partnership and our other subsidiaries; therefore, our Operating Partnership and our other subsidiaries (other than any taxable REIT subsidiaries) currently are disregarded for federal income tax purposes. See “— Requirements for Qualification as a REIT — Qualified REIT Subsidiaries” and “— Requirements for Qualification as a REIT — Other Disregarded Entities and Partnerships” above. If additional partners or members are admitted to our Operating Partnership or any of our other subsidiaries, as applicable, we intend for such entity to be taxed as a partnership for federal income tax purposes. The following discussion summarizes certain federal income tax considerations that would be applicable if our Operating Partnership or other subsidiaries were taxed as partnerships for federal income tax purposes. The following discussion does not address state or local tax laws or any federal tax laws other than income tax laws.

Classification as Partnerships

We are required to include in our income our distributive share of each Partnership’s income and to deduct our distributive share of each Partnership’s losses but only if such Partnership is classified for federal income tax purposes as a partnership, rather than as a corporation or an association taxable as a corporation. An unincorporated entity with at least two owners, as determined for federal income tax purposes, will be classified as a partnership, rather than as a corporation, for federal income tax purposes if it:

•	is treated as a partnership under the Treasury Regulations relating to entity classification, or the “check-the-box regulations;” and

•	is not a “publicly traded partnership.”

Under the check-the-box regulations, an unincorporated entity with at least two owners for federal income tax purposes may elect to be classified either as an association taxable as a corporation or as a partnership. If such an entity does not make an election, it generally will be taxed as a partnership for federal income tax purposes.

A publicly traded partnership is a partnership whose interests are traded on an established securities market or are readily tradable on a secondary market or the substantial equivalent thereof. A publicly traded partnership generally is treated as a corporation for federal income tax purposes, but will not be so treated if, for each taxable year beginning after December 31, 1987 in which it was classified as a publicly traded partnership, at least 90% of the partnership’s gross income consisted of specified passive income, including real property rents, gains from the sale or other disposition of real property, interest, and dividends, or the “90% passive income exception.” The Treasury Regulations provide limited safe harbors from treatment as a publicly traded partnership. Pursuant to one of those safe harbors, interests in a partnership will not be treated as readily tradable on a secondary market or the substantial equivalent thereof if (1) all interests in the partnership were issued in a transaction or transactions that were not required to be registered under the Securities Act of 1933, as amended, and (2) the partnership does not have more than 100 partners at any time during the partnership’s taxable year. In determining the number of partners in a partnership, a person owning an interest in a partnership, grantor trust, or S corporation that owns an interest in the partnership is treated as a partner in such partnership only if (1) substantially all of the value of the owner’s interest in the entity is attributable to the entity’s direct or indirect interest in the partnership and (2) a principal purpose of the use of the entity is to permit the partnership to satisfy the 100-partner limitation. If any partnership in which we own an interest does not qualify for any safe harbor and is treated as a publicly traded partnership, we believe that such partnership would have sufficient qualifying income to satisfy the 90% passive income exception and, therefore, would not be treated as a corporation for federal income tax purposes.

We have not requested, and do not intend to request, a ruling from the IRS that any of our direct or indirect subsidiaries is or will be classified as a partnership for federal income tax purposes. If, for any reason, any such partnership were taxable as a corporation, rather than as a partnership, for federal income tax purposes, we may not be able to qualify as a REIT, unless we qualify for certain statutory relief provisions. See “— Gross Income Tests” and “— Asset Tests.” In addition, any change in a partnership’s status for federal income tax purposes might be treated as a taxable event, in which case we might incur tax liability without any related cash distribution. See “— Annual Distribution Requirements.” Further, items of income and deduction of such partnership would not pass through to us, and we would be treated as a stockholder of such entity for federal income tax purposes. Consequently, such partnership would be required to pay income tax at corporate rates on its net income, and distributions to us would constitute dividends that would not be deductible in computing such partnership’s taxable income.

Income Taxation of the Partnerships and Their Partners

Partners, Not the Partnerships, Subject to Tax. A partnership is not a taxable entity for federal income tax purposes. Rather, we are required to take into account our distributive share of each partnership’s income, gains, losses, deductions, and credits for each taxable year of the partnership ending with or within our taxable year, even if we receive no distribution from the partnership for that year or a distribution that is less than our share of taxable income. Similarly, even if we receive a distribution, it may not be taxable if the distribution does not exceed our adjusted tax basis in our interest in the partnership.

Partnership Allocations. Although an agreement among the owners of an entity taxed as a partnership for federal income tax purposes generally will determine the allocation of income and losses among the owners, such allocations will be disregarded for tax purposes if they do not comply with the provisions of the federal income tax laws governing partnership allocations. If an allocation is not recognized for federal income tax purposes, the item subject to the allocation will be reallocated in accordance with the “partners’ interests in the partnership,” which will be determined by taking into account all of the facts and circumstances relating to the economic arrangement of the owners with respect to such item.

Tax Allocations With Respect to Contributed Properties. Income, gain, loss, and deduction attributable to appreciated or depreciated property that is contributed to an entity taxed as a partnership for federal income tax purposes in exchange for an interest in such entity must be allocated for federal income tax purposes in a manner such that the contributing owner is charged with, or benefits from, respectively, the unrealized gain or unrealized loss associated with the property at the time of the contribution (the “704(c) Allocations”). The amount of such unrealized gain or unrealized loss, referred to as “built-in gain” or “built-in loss,” at the time of contribution is generally equal to the difference between the fair market value of the contributed property at the time of contribution and the adjusted tax basis of such property at that time, referred to as a book-tax difference. A book-tax difference attributable to depreciable property generally is decreased on an annual basis as a result of the allocation of depreciation deductions to the contributing owner for book purposes, but not for tax purposes. The 704(c) Allocations are solely for federal income tax purposes and do not affect the book capital accounts or other economic or legal arrangements among the owners. The Treasury Regulations require entities taxed as partnerships for federal income tax purposes to use a “reasonable method” for allocating items with respect to which there is a book-tax difference and outline several reasonable allocation methods.

If our Operating Partnership were to admit additional partners and therefore be taxed as a partnership for federal income tax purposes, the properties owned by the Operating Partnership would be deemed to have been contributed to a partnership for federal income tax purposes, which could result in future 704(c) Allocations to us. In addition, the carryover basis of any properties actually contributed to our Operating Partnership by an additional partner, under certain reasonable methods available to us, including the “traditional method,” (1) would cause us to be allocated lower amounts of depreciation deductions for tax purposes than would be allocated to us if all contributed properties were to have a tax basis equal to their fair market value at the time of the contribution and (2) in the event of a sale of such properties, could cause us to be allocated taxable gain in excess of the economic or book gain allocated to us as a result of such sale, with a corresponding tax benefit to the contributing partners. An allocation described in clause (2) of the immediately preceding sentence may cause us to recognize taxable income in excess of cash proceeds in the event of a sale or other disposition of property, which might adversely affect our ability to comply with the REIT distribution requirements and may result in a greater portion of our distributions being taxed as dividends.

Basis in Partnership Interest. Our adjusted tax basis in any partnership interest we own generally will be:

•	the amount of cash and the basis of any other property we contribute to the partnership;

•	increased by our distributive share of the partnership’s income (including tax-exempt income) and any increase in our allocable share of indebtedness of the partnership; and

•

reduced, but not below zero, by our distributive share of the partnership’s loss (including any non-deductible items), the amount of cash and the basis of property distributed to us, and any reduction in our allocable share of indebtedness of the partnership.

Loss allocated to us in excess of our basis in a partnership interest will not be taken into account for federal income tax purposes until we again have tax basis sufficient to absorb the loss. A reduction of our allocable share of indebtedness of the partnership will be treated as a constructive cash distribution to us, and will reduce our adjusted tax basis in the partnership interest. Distributions, including constructive distributions, in excess of the basis of our partnership interest will constitute taxable income to us. Such distributions and constructive distributions normally will be characterized as long-term capital gain.

Sale of a Partnership’s Property. Generally, any gain realized by a partnership on the sale of property held for more than one year will be long-term capital gain, except for any portion of the gain treated as depreciation or cost recovery recapture. Our share of any partnership’s gain from the sale of inventory or other property held primarily for sale to customers in the ordinary course of the partnership’s trade or business will be treated as income from a prohibited transaction subject to a 100% tax. Income from a prohibited transaction may have an adverse effect on our ability to satisfy the gross income tests for REIT status. See “— Gross Income Tests.” We presently do not intend to acquire or hold, or to allow any partnership to acquire or hold, any property that is likely to be treated as inventory or property held primarily for sale to customers in the ordinary course of our, or any partnership’s, trade or business.

State and Local Taxes

We and you may be subject to taxation by various states and localities, including those in which we or a stockholder transacts business, owns property or resides. The state and local tax treatment may differ from the federal income tax treatment described above. Consequently, you should consult your own tax advisors regarding the effect of state and local tax laws on an investment in our common stock.

TRANSFER, DIVIDEND PAYING AND DIVIDEND REINVESTMENT AGENT AND REGISTRAR

The transfer agent and registrar for our common stock is Computershare, Inc. The principal business address of Computershare Inc. is 250 Royall Street, Canton, Massachusetts 02021, telephone number 781-575-2000. Computershare also maintains an Internet website at www.computershare.com.

UNDERWRITING

Subject to the terms and conditions set forth in the underwriting agreement, dated                      , 2015, by and among us, the Operating Partnership and Janney Montgomery Scott LLC, as representative of the underwriters named below and the sole book-running manager of this offering, we have agreed to sell to the underwriters, and each of the underwriters has agreed, severally and not jointly, to purchase from us, the respective number of shares of common stock shown opposite its name below:

Underwriter	Number Of Shares
Janney Montgomery Scott LLC
Oppenheimer & Co. Inc.
JMP Securities LLC
Ladenburg Thalmann & Co. Inc.
Maxim Group LLC
J.J.B. Hilliard, W.L. Lyons, LLC

Total	1,100,000

The underwriting agreement provides that the obligations of the several underwriters are subject to certain conditions precedent such as the receipt by the underwriters of officers’ and trustees’ certificates and legal opinions and approval of certain legal matters by their counsel. The underwriting agreement provides that the underwriters will purchase all of the shares of common stock if any of them are purchased. If an underwriter defaults, the underwriting agreement provides that the purchase commitments of the nondefaulting underwriters may be increased or the underwriting agreement may be terminated. We have agreed to indemnify the underwriters and certain of their controlling persons against certain liabilities, including liabilities under the Securities Act, and to contribute to payments that the underwriters may be required to make in respect of those liabilities.

The underwriters are offering the shares of common stock subject to their acceptance of the shares of common stock from us and subject to prior sale. The underwriters reserve the right to withdraw, cancel or modify offers to the public and to reject orders in whole or in part.

It is expected that delivery of the common stock will be made against payment therefor on the second business day following the date of pricing of the common stock (this settlement cycle being referred to as “T+2”). Under Rule 15c6-1 of the Securities Exchange Act of 1934, trades in the secondary market generally are required to settle in three business days, unless the parties to a trade expressly agree otherwise. Purchasers of the common stock should be aware that the ability to settle secondary market trades of the common stock effected on the date of pricing and the next succeeding business day may be affected by the T+2 settlement and should consult their advisor.

Underwriting Discount and Expenses

The underwriters have advised us that they propose to offer the shares of common stock to the public at the public offering price set forth on the cover page of this prospectus and to certain dealers, which may include the underwriters, at that price less a concession not in excess of $         per share of common stock. After the offering, the public offering price and concession to dealers may be reduced by the representative. No such reduction will change the amount of proceeds to be received by us as set forth on the cover page of this prospectus.

The following table shows the public offering price, the underwriting discounts and commissions that we are to pay the underwriters and the proceeds, before expenses, to us in connection with this offering. Such amounts are shown assuming both no exercise and full exercise of the underwriters’ option to purchase the over-allotment shares.

	Per Share				Total
	Without Over-allotment		With Over-allotment		Without Over-allotment		With Over-allotment
Public offering price	$		$		$		$
Underwriting discounts and commissions paid by us		$—		$—		$—		$—
Proceeds to us, before expenses	$		$		$		$

We estimate expenses payable by us in connection with this offering, other than the underwriting discounts and commissions referred to above, will be approximately $245,000.

Over-allotment Option

We have granted to the underwriters an option, exercisable for 30 days from the date of this prospectus, to purchase, from time to time, in whole or in part, up to an aggregate of 165,000 shares from us at the public offering price set forth on the cover page of this prospectus, less underwriting discounts and commissions. The underwriters may exercise such option only to cover over-allotments in the sale of shares of common stock offered by this prospectus. If the underwriters exercise this option, each underwriter will be obligated, subject to specified conditions, to purchase a number of additional shares proportionate to that underwriter’s initial purchase commitment as indicated in the table above.

Indemnification

We have agreed to indemnify the underwriters and certain of their controlling persons against certain liabilities, including liabilities under the Securities Act, and to contribute to payments that the underwriters may be required to make in respect of those liabilities.

Lockup Agreement

We and each of our officers, directors and other stockholders have agreed not to offer, sell, contract to sell or otherwise dispose of, or enter into any transaction that is designed to, or could reasonably be expected to, result in the disposition of any shares of our common stock or other securities convertible into or exchangeable or exercisable for shares of our common stock for a period of 60 days from the date of this prospectus, other than shares of common stock issuable in exchange for properties or in connection with a dividend reinvestment plan, without the prior written consent of the representative of the underwriters. There are no present agreements between the representative of the underwriters and us or any of our executive officers, directors or stockholders releasing us or them from these lock-up agreements prior to the expiration of the 60-day period other than with respect to our issuance of shares of common stock upon exercise by the underwriters of their over-allotment option.

Stabilization, Short Positions and Penalty Bids

We have granted to the underwriters an option, exercisable for 30 days from the date of this prospectus, to purchase, from time to time, in whole or in part, up to an aggregate of 165,000 shares from us at the public offering price set forth on the cover page of this prospectus, less underwriting discounts and commissions. The underwriters may exercise such option only to cover over-allotments in the sale of shares of common stock offered by this prospectus. If the underwriters exercise this option, each underwriter will be obligated, subject to specified conditions, to purchase a number of additional shares proportionate to that underwriter’s initial purchase commitment as indicated in the table above.

The underwriters have advised us that they, pursuant to Regulation M under the Exchange Act, and certain persons participating in the offering, may engage in short sale transactions, stabilizing transactions, syndicate covering transactions or the imposition of penalty bids in connection with this offering. These activities may have the effect of stabilizing or maintaining the market price of the common stock at a level above that which might otherwise prevail in the open market. Establishing short sales positions may involve either “covered” short sales or “naked” short sales.

“Covered” short sales are sales made in an amount not greater than the underwriters’ over-allotment option. The underwriters may close out any covered short position by either exercising their over-allotment option or purchasing shares of our common stock in the open market. In determining the source of shares to close out the covered short position, the underwriters will consider, among other things, the price of shares available for purchase in the open market as compared to the price at which they may purchase shares through the over-allotment option.

“Naked” short sales are sales in excess of the over-allotment option. The underwriters must close out any naked short position by purchasing shares in the open market. A naked short position is more likely to be created if the underwriters are concerned that there may be downward pressure on the price of the shares of our common stock in the open market after pricing that could adversely affect investors who purchase in this offering.

A stabilizing bid is a bid for the purchase of shares of common stock on behalf of the underwriters for the purpose of fixing or maintaining the price of the common stock. A syndicate covering transaction is the bid for or the purchase of shares of common stock on behalf of the underwriters to reduce a short position incurred by the underwriters in connection with the offering. Similar to other purchase transactions, the underwriters’ purchases to cover the syndicate short sales may have the effect of raising or maintaining the market price of our common stock or preventing or retarding a decline in the market price of our common stock. As a result, the price of our common stock may be higher than the price that might otherwise exist in the open market. A penalty bid is an arrangement permitting the underwriters to reclaim the selling concession otherwise accruing to a syndicate member in connection with the offering if the common stock originally sold by such syndicate member are purchased in a syndicate covering transaction and therefore have not been effectively placed by such syndicate member.

Neither we, nor any of the underwriters make any representation or prediction as to the direction or magnitude of any effect that the transactions described above may have on the price of our common stock. The underwriters are not obligated to engage in these activities and, if commenced, any of the activities may be discontinued at any time.

The underwriters may also engage in passive market making transactions in our common stock on The NASDAQ Global Select Market in accordance with Rule 103 of Regulation M during a period before the commencement of offers or sales of shares of our common stock in this offering and extending through the completion of distribution. A passive market maker must display its bid at a price not in excess of the highest independent bid of that security. However, if all independent bids are lowered below the passive market maker’s bid, that bid must then be lowered when specified purchase limits are exceeded.

Pricing of the Offering

The offering price for our common stock will be determined by negotiations between us and the representative of the underwriters. Among the primary factors considered in determining the offering price will be:

•	prevailing market conditions;

•	our capital structure;

•	the present stage of our investing activities;

•	the valuation multiples of publicly traded companies that the representative believes to be comparable to us; and

•	estimates of our business potential and earning prospects.

Listing of Shares

Our common stock is listed on The NASDAQ Global Market under the trading symbol “LAND.”

Electronic Offer, Sale and Distribution of Shares

A prospectus in electronic format may be made available by e-mail or on the web sites or through online services maintained by one or more of the underwriters or their affiliates. In those cases, prospective investors may view offering terms online and may be allowed to place orders online. The underwriters may agree with us to allocate a specific number of shares of common stock for sale to online brokerage account holders. Any such allocation for online distributions will be made by the underwriters on the same basis as other allocations. Other than the prospectus in electronic format, the information on the underwriters’ web sites and any information contained in any other web site maintained by any of the underwriters is not part of this prospectus, has not been approved and/or endorsed by us or the underwriters and should not be relied upon by investors.

Other Relationships

The underwriters and certain of their affiliates are full service financial institutions engaged in various activities, which may include securities trading, commercial and investment banking, financial advisory, investment management, investment research, principal investment, hedging, financing and brokerage activities. The underwriters and certain of their respective affiliates have, from time to time, performed, and may in the future perform, various commercial and investment banking and financial advisory services for us and our affiliates, for which they received or will receive customary fees and expenses.

In the ordinary course of their various business activities, the underwriters and certain of their respective affiliates may make or hold a broad array of investments and actively trade debt and equity securities (or related derivative securities) and financial instruments (including bank loans) for their own account and for the accounts of their customers, and such investment and securities activities may involve securities and/or instruments issued by us and our affiliates. If the underwriters or their respective affiliates have a lending relationship with us, they may routinely hedge their credit exposure to us consistent with their customary risk management policies. The underwriters and their respective affiliates may hedge such exposure by entering into transactions which consist of either the purchase of credit default swaps or the creation of short positions in our securities or the securities of our affiliates, including potentially the common stock offered hereby. Any such short positions could adversely affect future trading prices of the common stock offered hereby. The underwriters and certain of their respective affiliates may also communicate independent investment recommendations, market color or trading ideas and/or publish or express independent research views in respect of such securities or instruments and may at any time hold, or recommend to clients that they acquire, long and/or short positions in such securities and instruments.

Selling Restrictions

European Economic Area

In relation to each Member State of the European Economic Area which has implemented the Prospectus Directive (each, a “Relevant Member State”), with effect from and including the date on which the Prospectus Directive is implemented in that Relevant Member State (the “Relevant Implementation Date”) an offer to the public of shares of our common stock which are the subject of this offering may not be made in that Relevant

Member State prior to the publication of a prospectus in relation to the shares of common stock which has been approved by the competent authority in that Relevant Member State or, where appropriate, approved in another Relevant Member State and notified to the competent authority in that Relevant Member State, all in accordance with the Prospectus Directive, except that, with effect from and including the Relevant Implementation Date, an offer of shares of our common stock may be made in that Relevant Member State at any time:

•	to legal entities which are authorized or regulated to operate in the financial markets or, if not so authorized or regulated, whose corporate purpose is solely to invest in securities;

•

to any legal entity which has two or more of (1) an average of at least 250 employees during the last financial year; (2) a total balance sheet of more than €43,000,000 and (3) an annual net turnover of more than €50,000,000, as shown in its last annual or consolidated accounts;

•

to fewer than 100 or, if the Relevant Member State has implemented the relevant provision of the 2010 PD Amending Directive, 150 natural or legal persons (other than qualified investors as defined in the Prospectus Directive) subject to obtaining the prior consent of the representatives for any such offer; or

•	in any other circumstances which do not require the publication by us of a prospectus pursuant to Article 3 of the Prospectus Directive,

provided that no such offer of shares of our common stock shall result in a requirement for the publication by us or the underwriters of a prospectus pursuant to Article 3 of the Prospectus Directive or any measure implementing the Prospectus Directive in a Relevant Member State, and each person who initially acquires our common stock or to whom any offer is made in this offering will be deemed to have represented, acknowledged and agreed that it is a ‘qualified investor’ as defined in the Prospectus Directive.

For the purposes of this provision, the expression an “offer of shares of our common stock to the public” in relation to any shares of our common stock in any Relevant Member State means the communication in any form and by any means of sufficient information on the terms of the offer and shares of our common stock to be offered so as to enable an investor to decide to purchase or subscribe for shares of our common stock, as the same may be varied in that Relevant Member State by any measure implementing the Prospectus Directive in that Relevant Member State, the expression “Prospectus Directive” means Directive 2010/73/EC (including the 2010 PD Amending Directive, to the extent implemented in the Relevant Member State) and includes any relevant implementing measure in each Relevant Member State, and the expression “2010 PD Amending Directive” means Directive 2010/73/EU.

United Kingdom

In the United Kingdom, this document is being distributed only to, and is directed only at, and any offer subsequently made may only be directed at persons who are “qualified investors” (as defined in the Prospectus Directive) (i) who have professional experience in matters relating to investments falling within Article 19 (5) of the Financial Services and Markets Act 2000 (Financial Promotion) Order 2005, as amended (the “Order”) and/or (ii) who are high net worth companies (or persons to whom it may otherwise be lawfully communicated) falling within Article 49(2)(a) to (d) of the Order (all such persons together being referred to as “relevant persons”). This prospectus must not be acted on or relied on in the United Kingdom by persons who are not relevant persons. In the United Kingdom, any investment or investment activity to which this prospectus relates is only available to, and will be engaged in with, relevant persons.

EXPERTS

The financial statements incorporated in this Prospectus by reference to the Annual Report on Form 10-K of Gladstone Land Corporation for the year ended December 31, 2014, the historical statement of revenues of Espinosa Road included on page 4 of Gladstone Land’s Current Report on Form 8-K dated January 9, 2015, and filed on March 6, 2015, the historical statement of revenues and certain operating expenses of Santa Clara Avenue included on page 5 of Gladstone Land’s Current Report on Form 8-K dated November 3, 2014, and filed on November 3, 2014, and the historical summary of revenue and certain operating expenses of Natividad Road included on page 4 of Gladstone Land’s Current Report on Form 8-K dated October 25, 2013, and filed on December 20, 2013, have been so incorporated in reliance on the reports of PricewaterhouseCoopers LLP, an independent registered public accounting firm, given on the authority of said firm as experts in auditing and accounting.

The historical summary of revenue of Colding Loop Road Wimauma, LLC for the year-ended December 31, 2011, included in this Prospectus has been so included in reliance on the report of PricewaterhouseCoopers LLP, an independent registered public accounting firm, given on the authority of said firm as experts in auditing and accounting.

The appraised values of the properties owned by Gladstone Land Corporation are included based upon the reliance on appraisals provided by Moss & Associates, Nicholas & Company, McGrath Alderman, & Associates, Inc. and Finley Appraisal Services, Inc., given the authority of said firms as experts in appraising farmland.

LEGAL MATTERS

Certain legal matters and certain federal income tax matters will be passed upon for us by Bass, Berry & Sims PLC, Nashville, Tennessee. Certain matters of Maryland law, including the validity of the common stock to be issued in connection with this offering, will be passed upon for us by Venable LLP, Baltimore, Maryland. Certain legal matters relating to this offering will be passed upon for the underwriters by Squire Patton Boggs (US) LLP. Bass, Berry & Sims PLC and Squire Patton Boggs (US) LLP may rely as to certain matters of Maryland law upon the opinion of Venable LLP.

WHERE YOU CAN FIND MORE INFORMATION

We have filed with the SEC a registration statement on Form S-11 under the Securities Act, including exhibits, schedules and amendments filed with this registration statement, of which this prospectus is a part, with respect to the shares of our common stock offered in this prospectus. This prospectus, which constitutes part of the registration statement, does not contain all of the information set forth in the registration statement and its exhibits and schedules, portions of which have been omitted as permitted by the rules and regulations of the SEC. You should refer to the registration statement and its exhibits and schedules filed as a part of the registration statement for additional information. Whenever we make reference in this prospectus to any of our contracts, agreements or other documents, the references are not necessarily complete and you should refer to the exhibits filed as part of the registration statement for copies of the actual contract, agreement or other document, with each such statement being qualified in all respects by reference to the document to which it refers. When we complete this offering, we will also be required to file annual, quarterly and special reports, proxy statements and other information with the SEC.

You can read our SEC filings, including the registration statement, over the internet at the SEC’s website at www.sec.gov. You may also read and copy any document that we file with the SEC at its Public Reference Room at 100 F Street, N.E. Room 1580, Washington, D.C. 20549. You may also obtain copies of the documents at prescribed rates by writing to the Public Reference Room of the SEC at 100 F Street, NE, Washington, D.C. 20549. Please call the SEC at 1-800-SEC-0330 for further information on the operation of the public reference facilities. This information is also available on the investors’ relations section of our website at http://ir.gladstoneland.com/. Information on, or accessible through, our website is not part of, and is not incorporated into, this prospectus or the registration statement of which it forms a part.

We are subject to the informational requirements of the Exchange Act, and we are required to file annual, quarterly and current reports, proxy statements and other information with the SEC. You may inspect and copy these reports, proxy statements and other information at the public reference facilities maintained by the SEC at the address noted above. You may also obtain copies of this material from the Public Reference Room of the SEC as described above, or inspect them without charge at the SEC’s website. We also will make available to our common stockholders annual reports containing consolidated financial statements audited by an independent registered public accounting firm.

INCORPORATION OF CERTAIN INFORMATION BY REFERENCE

We have elected to “incorporate by reference” certain information into this prospectus. By incorporating by reference, we are disclosing important information to you by referring you to documents we have filed separately with the SEC. The information incorporated by reference is deemed to be part of this prospectus. Any statement in a document incorporated by reference into this prospectus will be deemed to be modified or superseded to the extent a statement contained in this prospectus, any prospectus supplement or any other subsequently filed prospectus modifies or supersedes such statement. Any such statement so modified or superseded shall not be deemed, except as so modified or superseded, to constitute a part of this prospectus, as supplemented, or the registration statement of which this prospectus, as supplemented, is a part.

The following documents or information, which have been filed with the SEC (File No. 001-35795), are incorporated herein by reference:

Gladstone Land Corporation Filings with the SEC	Period and/or Filing Date
Annual Report on Form 10-K	For the fiscal year ended December 31, 2014, as filed February 24, 2015.
Current Reports on Form 8-K	Filed October 25, 2013, as amended on December 20, 2013; November 3, 2014; and January 9, 2015, as amended on March 6, 2015.
Definitive Proxy Statement	Filed March 27, 2015

Any statement contained in any document incorporated by reference shall be deemed to be amended, modified or superseded for the purposes of this prospectus to the extent that a statement contained in this prospectus or a later document that is or is considered to be incorporated by reference herein amends, modifies or supersedes such statement. Any statements so amended, modified or superseded shall not be deemed to constitute a part of this prospectus, except as so amended, modified or superseded.

We will provide without charge to each person to whom this prospectus is delivered, upon written or oral request of such person, a copy of any or all of the documents referred to above which have been or may be incorporated by reference into this prospectus. Requests for such documents should be directed to:

Investor Relations

Gladstone Land Corporation

1521 Westbranch Drive, Suite 100

Mclean, VA 22102

(703) 287-5800

You may also obtain copies of this information by visiting our website at www.gladstoneland.com. Our website address is included several times in this prospectus as textual references only and the information in our website is not incorporated by reference into this prospectus.

To the extent that any information contained in any Current Report on Form 8-K, or any exhibit thereto, incorporated by reference herein, was furnished to, rather than filed with, the SEC, such information or exhibit is specifically not incorporated by reference in this prospectus.

Report of Independent Auditors

To the shareholder of Gladstone Land Corporation:

We have audited the accompanying historical summary of revenue of Colding Loop Road Wimauma, LLC (the “Property”), for the year ended December 31, 2011. This historical summary is the responsibility of management. Our responsibility is to express an opinion on this historical summary based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the historical summary is free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the historical summary. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall historical summary presentation. We believe that our audit provides a reasonable basis for our opinion.

The accompanying historical summary was prepared for the purpose of complying with the rules and regulations of the Securities and Exchange Commission (for inclusion in the registration statement on Form S-11 of Gladstone Land Corporation) as described in Note 2, and is not intended to be a complete presentation of the Property’s revenue and expenses.

In our opinion, the historical summary referred to above presents fairly, in all material respects, the revenue, as described in Note 2, of the Property for the year ended December 31, 2011, in conformity with accounting principles generally accepted in the United States of America.

/s/ PricewaterhouseCoopers LLP

McLean, Virginia

September 18, 2012

Colding Loop Road Wimauma, LLC

Historical Summary of Revenue

Revenue	Year Ended December 31, 2011
Rental Revenue	$50,000

Colding Loop Road Wimauma, LLC

Historical Summary of Revenue

Revenue	Six Months Ended June 30, 2012 (unaudited)
Rental Revenue	$25,000

Colding Loop Road Wimauma, LLC

Notes to Historical Summary

1.    Business

The accompanying historical summary of revenue relates to the operations of Colding Loop Road Wimauma, LLC (the “Property”), consisting of the revenue from 219 acres of row crop farmland located near Wimauma, Florida. Gladstone Land Corporation (Gladstone) acquired the Property in August 2012.

2.    Summary of Significant Accounting Policies

Basis of Presentation

The accompanying historical summary of revenue was prepared for the purpose of complying with the rules and regulations of the Securities and Exchange Commission in connection with Gladstone’s acquisition of the Property. The historical summary is not representative of the actual operations of the Property for the period presented nor indicative of future operations as certain expenses, primarily amortization and interest expense, which may not be comparable to the expenses expected to be incurred by Gladstone in future operations of the Property, have been excluded. Additionally, Gladstone’s lease with the tenant is structured in such a way that the tenant is responsible for substantially all of the Property’s operating expenses. As Gladstone does not expect to incur any operating expenses in the future operations of the Property, they have been excluded from this historical summary. However, Gladstone would be required to pay property taxes on the Property in the event the tenant fails to pay them. The total estimated property taxes for the year ended December 31, 2011, and the six months ended June 30, 2012, were $7,407 and $3,704, respectively. The Company is not aware of any material factors relating to the Property that would cause the reported financial information not to be necessarily indicative of future operating results.

Revenue Recognition

Revenue is recognized on a straight-line basis over the terms of the related lease.

Use of Estimates

The preparation of this historical summary in conformity with generally accepted accounting principles in the United States requires management to make estimates and assumptions that affect the reported amounts of revenue during the reporting period. Actual results may differ from these estimates.

Major Tenants

During the year ended December 31, 2011, and for the six months ended June 30, 2012 (unaudited), the Property’s total rental revenue of $50,000 and $25,000, respectively, was attributable to only one tenant.

3.    Rentals

On June 15, 2008, the Property entered into a lease agreement with Florida Star Farms, Inc., for the entire property. The initial lease had a term of one year with four one-year extension options, all of which were exercised to extend the lease through June 2013. As of December 31, 2011, future minimum rentals to be received under this tenant lease are as follows:

Year	Tenant Lease Payments
2012	$50,000

4.    Unaudited Interim Statements

The historical summary of revenue for the six months ended June 30, 2012, is unaudited. As a result, this interim historical summary should be read in conjunction with the historical summary and notes included in the December 31, 2011, historical summary of revenue. The interim historical summary reflects all adjustments which management believes are necessary for the fair presentation of the historical summary of revenue for the interim period presented. These adjustments are of a normal recurring nature. The historical summary of revenue for such interim period is not necessarily indicative of the results of the entire year.

5.    Subsequent Events

The Company evaluated all events that have occurred subsequent to December 31, 2011, through September 18, 2012, the date the financial statements were issued.

1,100,000 Shares of

Common Stock

PRELIMINARY PROSPECTUS

Janney Montgomery Scott

Oppenheimer & Co.

JMP Securities

Ladenburg Thalmann

Maxim Group LLC

J.J.B. Hilliard, W.L. Lyons, LLC

                    , 2015

PART II INFORMATION NOT REQUIRED IN PROSPECTUS

Item 31.	Other Expenses of Issuance and Distribution.

The following table sets forth the expenses of the sale and distribution of the securities being registered pursuant to this registration statement, all of which are being borne by the registrant. All amounts other than the SEC registration fee and the FINRA filing fee are estimates.

SEC registration fee	$4,067
FINRA filing fees	5,750
NASDAQ listing fees	16,500
Printing and engraving expenses	25,000
Legal fees and expenses	94,000
Accounting fees and expenses	40,000
Transfer agent and registrar fees	10,000
Miscellaneous expenses	50,000

Total	$245,317

Item 32.	Sales to Special Parties.

None.

Item 33.	Recent Sale of Unregistered Securities.

None.

Item 34.	Indemnification of Directors and Officers.

Maryland law permits a Maryland corporation to include in its charter a provision limiting the liability of its directors and officers to the corporation and its stockholders for money damages except for liability resulting from (1) actual receipt of an improper benefit or profit in money, property or services or (2) active and deliberate dishonesty that was established by a final judgment and was material to the cause of action. Our charter contains a provision that eliminates the liability of our directors and officers to us and our stockholders to the maximum extent permitted by Maryland law.

The MGCL requires us (unless our charter provides otherwise, which ours does not) to indemnify a director or officer who has been successful, on the merits or otherwise, in the defense of any proceeding to which he or she is made a party by reason of his or her service in that capacity. The MGCL permits us to indemnify our present and former directors and officers, among others, against judgments, penalties, fines, settlements and reasonable expenses actually incurred by them in connection with any proceeding to which they may be made or threatened to be made a party by reason of their service in those or other capacities unless it is established that:

•	the act or omission of the director or officer was material to the matter giving rise to the proceeding and (1) was committed in bad faith or (2) was the result of active and deliberate dishonesty;

•	the director or officer actually received an improper personal benefit in money, property or services; or

•	in the case of any criminal proceeding, the director or officer had reasonable cause to believe that the act or omission was unlawful.

However, under the MGCL, we may not indemnify a director or officer in a suit by us or in our right in which the director or officer was adjudged liable to us or in a suit in which the director or officer was adjudged liable on the basis that personal benefit was improperly received. A court may order indemnification if it determines that the director or officer is fairly and reasonably entitled to indemnification, even though the director or officer did not meet the prescribed standard of conduct or was adjudged liable on the basis that personal benefit was improperly received. However, indemnification for an adverse judgment in a suit by us or in our right, or for a judgment of liability on the basis that personal benefit was improperly received, is limited to expenses.

In addition, the MGCL permits us to advance reasonable expenses to a director or officer upon our receipt of:

•	a written affirmation by the director or officer of his or her good faith belief that he or she has met the standard of conduct necessary for indemnification by us; and

•

a written undertaking by the director or officer or on the director’s or officer’s behalf to repay the amount paid or reimbursed by the corporation if it is ultimately determined that the director or officer did not meet the standard of conduct.

Our charter authorizes us to obligate ourselves, to the maximum extent permitted by Maryland law in effect from time to time, to indemnify and, without requiring a preliminary determination of the ultimate entitlement to indemnification, pay or reimburse reasonable expenses in advance of final disposition of a proceeding to:

•	any present or former director or officer who is made or threatened to be made a party to the proceeding by reason of his or her service in that capacity; or

•

any individual who, while a director or officer of our company and at our request, serves or has served as a director, officer, partner, trustee, member, or manager of another corporation, real estate investment trust, partnership, joint venture, trust, limited liability company, employee benefit plan or any other enterprise and who is made or threatened to be made a party to the proceeding by reason of his or her service in that capacity.

Our charter also permits us to indemnify and advance expenses to any person who served a predecessor of ours in any of the capacities described above and any employee or agent of our company or a predecessor of our company.

Our bylaws provide certain procedures and qualifications for directors, officers, employees and agents seeking indemnification.

We have entered into indemnification agreements with each of our directors and executive officers that provide for indemnification to the maximum extent permitted by Maryland law.

At present, there is no pending litigation or proceeding involving any of our directors or officers as to which indemnification is required or permitted, and we are not aware of any threatened litigation or proceeding that may result in a claim for indemnification.

We have an insurance policy covering our officers and directors with respect to certain liabilities, including liabilities arising under the Securities Act or otherwise.

We plan to enter into an underwriting agreement that provides that the underwriters are obligated, under some circumstances, to indemnify our directors, officers and controlling persons against specified liabilities, including liabilities under the Securities Act.

Item 35.	Treatment of Proceeds from Stock Being Registered.

Not applicable.

Item 36.	Financial Statements and Exhibits.

(a) Financial Statements. See page F-1 of the prospectus that forms a part of this Registration Statement for an index to the financial statements included in the prospectus.

(b) Exhibits. The list of exhibits filed with or incorporated by reference in this Registration Statement is set forth in the Exhibit Index following the signature page herein.

Item 37.	Undertakings.

(a) The undersigned registrant hereby undertakes to provide to the underwriters at the closing specified in the underwriting agreement, certificates in such denominations and registered in such names as required by the underwriters to permit prompt delivery to each purchaser.

(b) Insofar as indemnification for liabilities arising under the Securities Act of 1933, as amended, may be permitted to directors, officers or controlling persons of the registrant pursuant to the foregoing provisions, or otherwise, the registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Securities Act of 1933, as amended, and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act of 1933, as amended, and will be governed by the final adjudication of such issue.

(c) The undersigned Registrant hereby further undertakes that:

(1) For purposes of determining any liability under the Securities Act of 1933, as amended, the information omitted from the form of prospectus filed as part of this registration statement in reliance under Rule 430A and contained in a form of prospectus filed by the Registrant pursuant to Rule 424(b)(1) or (4), or Rule 497(h) under the Securities Act of 1933, as amended, shall be deemed to be part of this registration statement as of the time it was declared effective.

(2) For the purpose of determining any liability under the Securities Act of 1933, as amended, each post-effective amendment that contains a form of prospectus shall be deemed to be a new registration statement relating to the securities offered herein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

(d) The undersigned registrant hereby further undertakes that, for the purpose of determining liability under the Securities Act of 1933 to any purchaser, each prospectus filed pursuant to Rule 424(b) as part of a registration statement relating to an offering, other than registration statements relying on Rule 430B or other than prospectuses filed in reliance on Rule 430A, shall be deemed to be part of and included in the registration statement as of the date it is first used after effectiveness; provided, however, that no statement made in a registration statement or prospectus that is part of the registration statement or made in a document incorporated or deemed incorporated by reference into the registration statement or prospectus that is part of the registration statement will, as to a purchaser with a time of contract of sale prior to such first use, supersede or modify any statement that was made in the registration statement or prospectus that was part of the registration statement or made in any such document immediately prior to such date of first use.

SIGNATURES

Pursuant to the requirements of the Securities Act of 1933, the registrant certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form S-11 and has duly caused this Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of McLean, Commonwealth of Virginia on May 11, 2015.

GLADSTONE LAND CORPORATION

By: /s/ David Gladstone

David Gladstone

Chief Executive Officer and President

Each of the undersigned does hereby constitute and appoint David Gladstone and Lewis Parrish, and each of them severally, his or her true and lawful attorney-in-fact with power of substitution and resubmission to sign in his or her name, place and stead, in any and all capacities, to do any and all things and execute any and all instruments that the attorney may deem necessary or advisable under the Securities Act of 1933, and any rules, regulations and requirements of the Securities and Exchange Commission in connection with this registration statement registration, including specifically, but without limiting the generality of the foregoing, the power and authority to sign his or her name, in his or her respective capacity as a member of the board of directors or officer of the registrant, the registration statement and/or any other form or forms as may be appropriate to be filed with the Securities and Exchange Commission as any of them may deem appropriate in connection therewith, to any and all amendments thereto, including post-effective amendments, to such registration statement, to any related Rule 462(b) registration statement and to any other documents filed with the Securities and Exchange Commission, as fully for all intents and purposes as he or she might or could do in person, and hereby ratifies and confirms all said attorneys-in-fact and agents, each acting alone, and his or her substitute or substitutes, may lawfully do or cause to be done by virtue of this prospectus.

Pursuant to the requirements of the Securities Act of 1933, this Registration Statement has been signed by the following persons in the capacities and on the dates indicated.

Name	Capacity	Date

/s/ David Gladstone David Gladstone	Chief Executive Officer, Chairman of the Board of Directors, and President (principal executive officer)	May 11, 2015

/s/ Lewis Parrish Lewis Parrish	Chief Financial Officer (principal financial and accounting officer)	May 11, 2015

/s/ * Terry Lee Brubaker	Vice Chairman of the Board of Directors and Chief Operating Officer	May 11, 2015

/s/ * Paul W. Adelgren	Director	May 11, 2015

/s/ * Michela A. English	Director	May 11, 2015

Name	Capacity	Date

/s/ Caren D. Merrick Caren D. Merrick	Director	May 11, 2015

/s/ * John H. Outland	Director	May 11, 2015

/s/ * Anthony W. Parker	Director	May 11, 2015

/s/ * Walter H. Wilkinson, Jr.	Director	May 11, 2015

*By:	/s/ David Gladstone
David Gladstone Attorney-in-fact

EXHIBIT INDEX

The following exhibits are included, or incorporated by reference, in this registration statement on Form S-11 (and are numbered in accordance with Item 601 of Regulation S-K).

Exhibit Number	Exhibit Description

1.1**	Form of Underwriting Agreement.

3.1	Articles of Incorporation of the Registrant, incorporated by reference to Exhibit 3.1 to Pre-Effective Amendment No. 2 to the Registration Statement on Form S-11 (File No. 333-183965), filed November 2, 2012.

3.2	Amended and Restated Bylaws of the Registrant, incorporated by reference to Exhibit 3.2 to Pre-Effective Amendment No. 3 the Registration Statement on Form S-11 (File No. 333-183965), filed November 15, 2012.

4.1	Form of Common Stock Certificate of the Registrant, incorporated by reference to Exhibit 4.1 to Pre-Effective Amendment No. 4 to the Registration Statement on Form S-11 (File No. 333-183965), filed December 27, 2012.

5.1**	Opinion of Venable LLP as to the legality of the securities being registered.

8.1**	Opinion of Bass, Berry & Sims PLC as to certain tax matters.

10.1	First Amended and Restated Agreement of Limited Partnership of Gladstone Land Limited Partnership, dated as of October 7, 2014, incorporated by reference to Exhibit 10.1 to the Current Report on Form 8-K (File No. 001-35795), filed October 14, 2014.

10.2	Amended and Restated Investment Advisory Agreement by and between the Registrant and Gladstone Management Corporation, dated February 1, 2013, incorporated by reference to Exhibit 10.1 to the Current Report on Form 8-K (File No. 001-35795), filed February 4, 2013.

10.3	Second Amended and Restated Administration Agreement by and between the Registrant and Gladstone Administration, LLC, dated February 1, 2013, incorporated by reference to Exhibit 10.2 to the Current Report on Form 8-K (File No. 001-35795), filed February 4, 2013.

10.4	Loan Agreement by and between Metropolitan Life Insurance Company, as lender, Gladstone Land Limited Partnership, as borrower, and the Registrant, as guarantor, dated April 30, 2014, incorporated by reference to Exhibit 10.1 to the Current Report on Form 8-K (File No. 001-35795), filed May 14, 2014.

10.5	Loan Guaranty Agreement by the Registrant, as guarantor, dated April 30, 2014, incorporated by reference to Exhibit 10.2 to the Current Report on Form 8-K (File No. 001-35795), filed May 14, 2014.

10.6	Promissory Note (Note A) by Gladstone Land Limited Partnership, as borrower, dated April 30, 2014, incorporated by reference to Exhibit 10.3 to the Current Report on Form 8-K (File No. 001-35795), filed May 14, 2014.

10.7	Promissory Note (Note B — RELOC) by Gladstone Land Limited Partnership, as borrower, dated April 30, 2014, incorporated by reference to Exhibit 10.4 to the Current Report on Form 8-K (File No. 001-35795), filed May 14, 2014.

10.8	Agreement of Purchase and Sale, by and between Gladstone Land Corporation, as purchaser, Oxnard Plains, LLC, and Santa Clara Plains, LLC, collectively as sellers, dated August 11, 2014, incorporated by reference to Exhibit 10.1 to the Current Report on Form 8-K (File No. 001-35795), filed November 3, 2014.

10.9	Agvantage Bond Purchase Agreement, dated as of December 5, 2014, by and among Gladstone Lending Company, LLC, Farmer Mac Mortgage Securities Corporation and Federal Agricultural Mortgage Corporation, incorporated by reference to Exhibit 10.1 to the Current Report on Form 8-K (File No. 001-35795), filed December 17, 2014.

Exhibit Number	Exhibit Description

10.10	Pledge and Security Agreement, dated as of December 5, 2014, by and among Gladstone Lending Company, LLC, Farmer Mac Mortgage Securities Corporation and Federal Agricultural Mortgage Corporation, incorporated by reference to Exhibit 10.2 to the Current Report on Form 8-K (File No. 001-35795), filed December 17, 2014.

10.11	Acceptance of Bid to Purchase Real Property, by and between Gladstone Land Corporation and John L. McDonnell, Jr., trustee of the Jarvis Replacement Administrative Trust., dated December 17, 2014, incorporated by reference to Exhibit 10.1 to the Current Report on Form 8-K (File no. 001-35795), filed January 9, 2015.

11	Computation of Per Share Earnings from Operations (included in the notes to the audited financial statements contained in this Report).

21**	List of Subsidiaries of the Registrant.

23.1	Consent of Venable LLP (included in Exhibit 5.1).

23.2	Consent of Bass, Berry & Sims PLC (included in Exhibit 8.1).

23.3**	Consent of PricewaterhouseCoopers LLP.

23.4	Consent of Nicholson & Company, incorporated by reference to Exhibit 23.1 to the Annual Report on Form 10-K (File No. 001-35795), filed February 24, 2014.

23.5	Consent of Moss & Associates, incorporated by reference to Exhibit 23.4 to the Quarterly Report on Form 10-Q (File No. 001-35795), filed May 5, 2014.

23.6	Consent of McGrath, Alderman & Associates, Inc., incorporated by reference to Exhibit 23.3 to the Annual Report on Form 10-K (File No. 001-35795), filed February 24, 2014.

23.7**	Consent of Finley Appraisal Services, Inc.

24	Power of Attorney (included in the signature page to this registration statement).

**	Previously filed.